UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
--------------------------------------------------------------------------------

                                 AMENDMENT NO. 2
                                       TO
                                   SCHEDULE TO

        TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            Z-TEL TECHNOLOGIES, INC.
                            (Name of Subject Company)


                            Z-TEL TECHNOLOGIES, INC.
                             (Name of Filing Person)


                      Series D Convertible Preferred Stock,
                  8% Convertible Preferred Stock, Series E, and
           12% Junior Redeemable Convertible Preferred Stock, Series G
                         (Title of Class of Securities)


                                       N/A
                      (CUSIP Number of Class of Securities)


                             Andrew L. Graham, Esq.
                                Corporate Counsel
                            Z-Tel Technologies, Inc.
                  601 South Harbour Island Boulevard, Suite 220
                              Tampa, Florida 33602
                                 (813) 273-6261
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Person)


                                 With a copy to:

                              Gary A. Brooks, Esq.
                           Cahill Gordon & Reindel LLP
                                 80 Pine Street
                            New York, New York 10005
                                 (212) 701-3000

                            CALCULATION OF FILING FEE

     ------------------------------------ ---------------------------------
            Transaction Valuation               Amount of Filing Fee
     ------------------------------------ ---------------------------------

                $115,142,180*                        $14,589**

     ------------------------------------ ---------------------------------

* Estimated solely for the purpose of calculating the registration fee and based on the product of (a) the average of the high and low prices of the Company's common stock as reported on the Nasdaq SmallCap Market on September 28, 2004 ($0.49) and (b) the maximum number shares of common stock, assuming all outstanding shares of preferred stock are tendered and accepted, to be issued in the exchange offer (234,984,041 shares).

** The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934 and equals $126.70 for each $1,000,000 of the value of the transaction.

/X/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.


Amount Previous Paid:  $23,029           Filing Party:  Z-Tel Technologies, Inc.
Form or Registration No.: Schedule       Date Filed:  September 30, 2004
TO (File No. 005-57653)

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      / /   third-party tender offer subject to Rule 14d-1.
      /X/   issuer tender offer subject to Rule 13e-4.
      / /   going-private transaction subject to Rule 13e-3.
      / /   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

     This Amendment No. 2 to the Tender Offer Statement on Schedule TO ("Schedule TO") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 30, 2004 by Z-Tel Technologies, Inc., a Delaware corporation (the "Company"), and relates to an offer by the Company to exchange (the "Exchange Offer") shares of its common stock for shares of its outstanding series of preferred stock as set forth herein on the terms and subject to the conditions described in the offer to exchange (as amended, the "Offer to Exchange"). The terms and conditions of the Exchange Offer are set forth in the Offer to Exchange and the accompanying Letter of Transmittal, which are exhibits (a)(1)(A) and (a)(1)(B) hereto.

     The information set forth in the Offer to Exchange, including the exhibits thereto, the accompanying Letter of Transmittal and the Preliminary Proxy Statement, is hereby expressly incorporated herein by reference in response to all items required in this Schedule TO.

Item 1. Summary Term Sheet.

     See the section of the Offer to Exchange, dated October 28, 2004, attached hereto as Exhibit (a)(1)(A) (the "Offer to Exchange"), captioned "Summary."

Item 2. Subject Company Information.

     (a) The name of the Company to which this Schedule TO relates is Z-Tel Technologies, Inc., a company organized under the laws of the State of Delaware (the "Company"). The address of the principal office of the Company is 601 South Harbour Island Boulevard, Suite 220, Tampa, Florida 33602 and its telephone number is (813) 273-6261.

     (b) The titles of the classes of equity securities to which this Schedule TO relates are:

          i. Series D Convertible Preferred Stock (the "Series D Preferred Stock"),

          ii. 8% Convertible Preferred Stock, Series E (the "Series E Preferred Stock"), and

          iii. 12% Junior Redeemable Convertible Preferred Stock, Series G (the "Series G Preferred Stock").

     As of September 27, 2004, there were 3,976,723 shares of Series D Preferred Stock, 4,166,667 shares of Series E Preferred Stock, and 171.214286 shares of Series G Preferred Stock outstanding.

     (c) See the section of the Offer to Exchange captioned "Market for Common Stock and Preferred Stock."

Item 3. Identity and Background of Filing Person.

     (a) This Schedule TO is being filed by Z-Tel Technologies, Inc. The address of the Company's principal office is 601 South Harbour Island Boulevard, Suite 220, Tampa, Florida 33602 and its telephone number is (813) 273-6261. For the executive officers and directors of the Company, see the section of the Offer to Exchange captioned "Management." The business address and telephone numbers of each executive officer and director are the same as are listed above for the Company.

Item 4. Terms of the Transaction.

     (a) See the sections of the Offer to Exchange captioned "Summary," "Risk Factors," "The Offer to Exchange," "Description of Our Preferred Stock," "Description of Our Common Stock," "Material United States Federal Income Tax Consequences," and "Certain Securities Laws Considerations."

     (b) See the section of the Offer to Exchange captioned "Interests of Directors and Officers."

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

     (a) See the section of the Offer to Exchange captioned "Agreements Involving Our Securities."

Item 6. Purposes of the Transaction and Plans or Proposals.

     (a) See the sections of the Offer to Exchange captioned "Summary" and "Reasons for the Offer to Exchange."

     (b) See the section of the Offer to Exchange captioned "Use of Proceeds."

     (c) See the sections of the Offer to Exchange captioned "Summary," "Reasons for the Offer to Exchange," "Risk Factors," "Business Overview," and "Use of Proceeds."

Item 7. Source and Amount of Funds or Other Consideration.

     (a) See the sections of the Offer to Exchange captioned "Summary" and "The Offer to Exchange."

     (b) See the section of the Offer to Exchange captioned "The Offer to Exchange-Conditions."

     (d) Not Applicable.

Item 8. Interest in Securities of the Subject Company.

     (a) See the sections of the Offer to Exchange captioned "Interests of Directors and Officers" and "Security Ownership."

     (b) See the sections of the Offer to Exchange captioned "Interests of Directors and Officers" and "Security Ownership of Certain Beneficial Owners and Management."

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

     (a) See the section of the Offer to Exchange captioned "Fees and Expenses."

Item 10. Financial Statements.

     (a) Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003; Quarterly Report on Form 10-Q for the quarter ended March 31, 2004; and Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.

     (b) See the section of the Offer to Exchange captioned "Financial Information."

Item 11. Additional Information.

     (a) See the sections of the Offer to Exchange captioned "Interest of Directors and Officers," "Agreements Involving our Securities" and "Certain Legal Matters; Regulatory Approvals."

     (b) Not applicable.

Item 12. Exhibits.

Exhibit No.          Description
----------           ------------

(a)(1)(A)            Amended Offer to Exchange, dated October 28, 2004.

(a)(1)(B) Form of Letter of Transmittal, dated October 28, 2004, relating to the Amended Offer to Exchange.

(a)(1)(C) Text of Press Release to be issued by Z-Tel Technologies, Inc., dated October 29, 2004.

(a)(2) Amendment No. 2 to Preliminary Proxy Statement, filed with the Securities and Exchange Commission on October 28, 2004.

Item 13. Information Required by Schedule 13E-3.

         Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              Z-TEL TECHNOLOGIES, INC.


                              By:      /s/ Horace J. Davis, III
                                  ----------------------------------------------
                                  Name:    Horace J. Davis, III
                                  Title:   Acting Chief Executive Officer

Dated:  October 28, 2004

                                                               Exhibit (a)(1)(A)

                            Z-TEL TECHNOLOGIES, INC.

                            AMENDED OFFER TO EXCHANGE
                                    SHARES OF
                      SERIES D CONVERTIBLE PREFERRED STOCK,
                  8% CONVERTIBLE PREFERRED STOCK, SERIES E, AND
          12% JUNIOR REDEEMABLE CONVERTIBLE PREFERRED STOCK, SERIES G,
                           FOR SHARES OF COMMON STOCK

                  ____________________________________________

          THIS AMENDED OFFER TO EXCHANGE WILL EXPIRE AT 5:00 P.M., NEW
     YORK CITY TIME, ON MONDAY, NOVEMBER 29, 2004, UNLESS EXTENDED PURSUANT
        TO THE TERMS HEREOF (THE "EXPIRATION DATE"). HOLDERS OF SHARES OF
       PREFERRED STOCK MUST VALIDLY TENDER THOSE SHARES ON OR PRIOR TO THE
      EXPIRATION DATE IN ORDER TO BE ELIGIBLE TO RECEIVE THE EXCHANGE OFFER
                                 CONSIDERATION.

                   ___________________________________________

     We are offering you the opportunity to voluntarily exchange any or all of your shares of our outstanding preferred stock as follows (subject in each case to the impact of any reverse stock split):

     o for shares of our Series D Convertible Preferred Stock (the "Series D Preferred Stock"), which as of September 27, 2004 have a liquidation preference (representing original investment plus accrued and unpaid dividends) of $16.55 per share and conversion price of $8.47 per share, to exchange 25.69030 shares of our common stock, par value $0.01 per share (the "Common Stock"), for each share of our Series D Preferred Stock (representing an exchange price of approximately $0.644 per share);

     o for shares of our 8% Convertible Preferred Stock, Series E (the "Series E Preferred Stock"), which as of September 27, 2004 have a liquidation preference of $16.26 per share and conversion price of $8.08 per share, to exchange 25.24216 shares of our Common Stock for each share of our Series E Preferred Stock (representing an exchange price of approximately $0.644 per share); and

     o for shares of our 12% Junior Redeemable Convertible Preferred Stock, Series G (the "Series G Preferred Stock" and, together with the Series D Preferred Stock and the Series E Preferred Stock, the "Preferred Stock"), which as of September 27, 2004 have a liquidation preference of $144,975.90 per share and conversion price of $1.28 per share, to exchange 161,469.4 shares of our Common Stock for each share of our Series G Preferred Stock (representing an exchange price of approximately $0.898 per share).

     On October 28, 2004, the closing price for the Common Stock on the Nasdaq SmallCap Market was $0.64 per share.

     We intend to call a special meeting (the "Special Meeting") of our stockholders to be held on November 19, 2004 to approve consummation of this offer to exchange, as amended (the "Exchange Offer") and certain related matters. We expect to promptly commence a proxy solicitation of our stockholders, including holders of Preferred Stock, by means of a separate proxy statement in connection the Special Meeting. At the special meeting we will ask our stockholders to, among other things, (1) approve consummation of this Exchange Offer, (2) amend the terms of the Series D Preferred Stock to remove certain restrictive provisions provided for in the certificate of designation governing the Series D Preferred Stock, (3) amend our charter to terminate the certificate of designation governing the Series D Preferred Stock if all of the outstanding Series D Preferred Stock is tendered for exchange in this Exchange Offer, (4) amend our charter to terminate the certificate of designation governing the Series E Preferred Stock, (5) amend the terms of the Series G Preferred Stock to remove certain restrictive provisions provided for in the certificate of designation governing the Series G Preferred Stock, (6) amend our charter to terminate the certificate of designation governing the Series G Preferred Stock if all of the outstanding Series G Preferred Stock is tendered for exchange in this Exchange Offer, (7) authorize our board of directors to adopt one of several reverse stock split proposals with respect to the Common Stock, within their discretion, and (8) approve a new management equity incentive plan and the reservation of shares of Common Stock for issuance thereunder (collectively, the "Special Meeting Matters"). We intend to file a press release immediately following the Special Meeting to advise our stockholders of the result of the votes on the Special Meeting Matters. If we decide to postpone the Special Meeting and proceed with the Exchange Offer, we will extend the Exchange Offer to the close of business on the fifth business day following the Special Meeting date.

     CONSUMMATION OF THE EXCHANGE OFFER IS CONDITIONED UPON THE APPROVAL BY OUR STOCKHOLDERS OF THE SPECIAL MEETING MATTERS AND UPON THE TENDER BY THE 1818 FUND III, L.P. ("THE 1818 FUND") OF ALL PREFERRED STOCK THAT IT OWNS (AND THE ACCEPTANCE BY US OF SUCH SHARES) IN THE EXCHANGE OFFER. REPRESENTATIVES OF THE 1818 FUND HAVE INDICATED THAT THEY INTEND TO TENDER ALL OF THE 1818 FUND'S SHARES OF PREFERRED STOCK IN THE OFFER IF SUBSTANTIALLY ALL OF THE SHARES OF PREFERRED STOCK OWNED BY OTHER HOLDERS ARE TENDERED IN THE OFFER. CONSUMMATION OF THE EXCHANGE OFFER IS ALSO SUBJECT TO THE OTHER CONDITIONS DESCRIBED HEREIN.

     We will announce, by means of a press release, the amount of each series of Preferred Stock tendered as of the close of business (1) on the second business day preceding the date of the Special Meeting and (2) on the second business day prior to expiration of the Exchange Offer. We will also announce, by means of a press release, when The 1818 Fund has tendered its shares of Preferred Stock. If necessary, we will extend the Exchange Offer to the close of business on the fifth business day following the date upon which The 1818 Fund tenders its shares of Preferred Stock.

     We will accept shares of Preferred Stock ("Preferred Shares") validly tendered for exchange and not withdrawn as of the Expiration Date, upon the terms and conditions set forth herein and in the Letter of Transmittal (the "Letter of Transmittal") attached hereto as Exhibit A. This Offer to Exchange and the Letter of Transmittal together constitute the "Offer."

     THE ACTUAL NUMBER OF SHARES OF COMMON STOCK TO BE ISSUED IN EXCHANGE FOR THE PREFERRED STOCK TENDERED IN THE EXCHANGE OFFER WILL AUTOMATICALLY BE ADJUSTED BY A REVERSE STOCK SPLIT TO BE EFFECTED PRIOR TO THE CONSUMMATION OF THE EXCHANGE OFFER. FOR ADDITIONAL INFORMATION ON THE REVERSE STOCK SPLIT, SEE "THE OFFER TO EXCHANGE--NUMBER OF SHARES."

     See "Risk Factors" beginning on page 9 and "Material United States Federal Income Tax Consequences" beginning on page 41 for a discussion of certain factors that you should consider in connection with the Offer.

     You may direct questions and requests for assistance or additional copies of this Offer to Exchange, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related documents to Andrew L. Graham, the Exchange and Information Agent, at the address and telephone numbers set forth on the last printed page of this Offer to Exchange.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved this transaction or determined if this document is accurate or complete.

     We are not, and our Board of Directors, our employees and the Exchange and Information Agent are not, making any recommendation to you as to whether you should tender or refrain from tendering your Preferred Shares. You must make the decision whether to tender your Preferred Shares and, if so, how many Preferred Shares to tender.

         THE DATE OF THIS AMENDED OFFER TO EXCHANGE IS OCTOBER 28, 2004.

                    IMPORTANT INFORMATION REGARDING THE OFFER

     We are making this Offer in reliance upon the exemption from registration provided by Section 3(a)(9) of the Securities Act of 1933, as amended (the "Securities Act"). We are not aware of any jurisdiction where making the Offer to Exchange is not in compliance with applicable law. If we become aware that the Offer to Exchange is not in compliance with any jurisdiction's applicable law, we will make a good faith effort to comply with such law. If with our good faith efforts, we cannot comply with such law, the Offer to Exchange will not be made to (nor will tenders be accepted from or on behalf of) the holders of Preferred Shares residing in such jurisdiction.

     You should rely only on the information incorporated by reference or provided in this Offer to Exchange. We have not authorized anyone to provide you with different information or to solicit or seek tenders of Preferred Stock pursuant to the Offer. You should not assume that the information in this Offer to Exchange or any supplement is accurate as of any date other than the date on the cover of this Offer to Exchange.

     As described on the cover of this Exchange Offer, we expect to commence a proxy solicitation providing for, among other things, proposed reverse stock split of our Common Stock. The information included in and incorporated by reference into this Offer to Exchange does not give effect to any such reverse stock split. For additional information on the reverse stock split, see "The Offer to Exchange--Number of Shares."

     The contents of this Offer to Exchange should not be construed as legal, business or tax advice. You should consult your own attorney, business advisor and tax advisor as to such matters.

                      CAUTION AS TO UNAUTHORIZED STATEMENTS

     WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING PREFERRED SHARES UNDER THE OFFER TO EXCHANGE. WE HAVE NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION, TO MAKE ANY REPRESENTATION OR TO SOLICIT ANY TENDERS IN CONNECTION WITH THE OFFER TO EXCHANGE OTHER THAN WHAT IS CONTAINED IN THIS OFFER TO EXCHANGE OR IN THE LETTER OF TRANSMITTAL.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Summary.......................................................................1
Reasons for the Offer to Exchange.............................................5
Business Overview.............................................................6
Financial Information.........................................................6
Risk Factors..................................................................9
Special Factors Relating to the Offer to Exchange............................20
Management...................................................................22
Use of Proceeds..............................................................23
The Offer to Exchange........................................................23
Description of Our Preferred Stock...........................................32
Description of Our Common Stock..............................................39
Market for Common Stock and Preferred Stock..................................39
Material United States Federal Income Tax Consequences.......................41
Certain Securities Laws Considerations.......................................42
Interests of Directors and Officers..........................................42
Security Ownership...........................................................43
Agreements Involving Our Securities..........................................45
Certain Legal Matters; Regulatory Approvals..................................45
Fees and Expenses............................................................46
Independent Auditors.........................................................46
Incorporation of Certain Documents by Reference..............................46
Miscellaneous................................................................47
Where You Can Find More Information..........................................48

Exhibits

Exhibit A         Letter of Transmittal

                                     SUMMARY

         This general summary is provided solely for your convenience. You should read the entire Offer to Exchange and the related Letter of Transmittal before you decide whether to participate in the Offer.

Shares Eligible for Exchange...................     The Offer applies to all
                                                    shares of our outstanding
                                                    Preferred Stock, which is
                                                    comprised of the following
                                                    three series:

                                                    o Series D Convertible
                                                    Preferred Stock, par value
                                                    $.01 per share,

                                                    o 8% Convertible Preferred
                                                    Stock, Series E, par value
                                                    $.01 per share, and

                                                    o 12% Junior Redeemable
                                                    Convertible Preferred Stock,
                                                    Series G, par value $.01 per
                                                    share.


Reason for the Offer...........................     The purpose of the Offer is
                                                    (i) to improve and simplify
                                                    our capital structure,
                                                    thereby enabling us to
                                                    potentially attract
                                                    necessary additional
                                                    financing for our business
                                                    plan, (ii) to provide
                                                    holders of Preferred Stock
                                                    with a means to gain greater
                                                    liquidity by issuing to them
                                                    Common Stock and (iii) to
                                                    increase the aggregate
                                                    market value of our Common
                                                    Stock to maintain our
                                                    listing on the Nasdaq
                                                    SmallCap Market.

Overview of the Offer to Exchange..............     We are offering to all
                                                    holders of our Preferred
                                                    Shares the right to tender
                                                    those shares in exchange for
                                                    newly issued shares of our
                                                    Common Stock (the "Common
                                                    Shares"). The exchange ratio
                                                    (the "Exchange Ratio") and
                                                    consideration (the "Exchange
                                                    Consideration") for each
                                                    series of Preferred Stock
                                                    will be as follows (subject
                                                    in each case to the impact
                                                    of any reverse stock
                                                    split):

                                                    o For each share of our
                                                    Series D Preferred Stock, we
                                                    will issue 25.69030 Common
                                                    Shares (representing an
                                                    effective conversion price
                                                    of approximately $0.644 per
                                                    share);

                                                    o For each share of our
                                                    Series E Preferred Stock, we
                                                    will issue 25.24216 Common
                                                    Shares (representing an
                                                    effective conversion price
                                                    of approximately $0.644 per
                                                    share); and

                                                    o For each share of our
                                                    Series G Preferred Stock, we
                                                    will issue 161,494.4 Common
                                                    Shares (representing an
                                                    effective conversion price
                                                    of approximately $0.898 per
                                                    share).

                                                    As of September 27, 2004
                                                    there were approximately
                                                    38.8 million shares of
                                                    Common Stock outstanding.

                                                    The actual number of shares
                                                    of Common Stock to be issued
                                                    in exchange for the
                                                    Preferred Stock tendered in
                                                    the Exchange Offer will
                                                    automatically be adjusted by
                                                    a reverse stock split to be
                                                    effected prior to the
                                                    consummation of the Exchange
                                                    Offer. For additional
                                                    information on the reverse
                                                    stock split, see "The Offer
                                                    to Exchange--Number of
                                                    Shares."

                                                    Assuming the tender of all
                                                    outstanding Preferred Stock
                                                    in the Exchange Offer, the
                                                    exercise of all outstanding
                                                    options (other than
                                                    management options
                                                    outstanding prior to the
                                                    Exchange Offer), warrants
                                                    and other rights to acquire
                                                    Common Stock and the
                                                    inclusion of all shares of
                                                    Common Stock expected to be
                                                    reserved for issuance under
                                                    the new management equity
                                                    incentive plan (a "Fully
                                                    Diluted Basis"), after
                                                    giving effect to the
                                                    Exchange Offer:

                                                    o the former holders of
                                                    Series D Preferred Stock
                                                    would own approximately
                                                    34.0% of the Common Stock on
                                                    a Fully Diluted Basis;

                                                    o the former holders of
                                                    Series E Preferred Stock
                                                    would own approximately
                                                    35.0% of the Common Stock on
                                                    a Fully Diluted Basis;

                                                    o the former holders of
                                                    Series G Preferred Stock
                                                    would own approximately 9.2%
                                                    of the Common Stock on a
                                                    Fully Diluted Basis;

                                                    o the current holders of
                                                    Common Stock would own
                                                    approximately 13.8% of the
                                                    Common Stock on a Fully
                                                    Diluted Basis; and

                                                    o approximately 8.0% of
                                                    Common Stock, on a Fully
                                                    Diluted Basis, would have
                                                    been available for issuance
                                                    under the new management
                                                    equity incentive plan.

Expiration Date................................     The Offer will expire on
                                                    Monday, November 29, 2004,
                                                    at 5:00 p.m., New York City
                                                    time, unless we extend the
                                                    Offer.

Number of Shares to Be Exchanged...............     The Offer applies to all our
                                                    outstanding Preferred
                                                    Shares. As of September 27,
                                                    2004, there were:

                                                    o 3,976,723 shares of Series
                                                    D Preferred Stock
                                                    outstanding;

                                                    o 4,166,667 shares of Series
                                                    E Preferred Stock
                                                    outstanding; and

                                                    o 171.214286 shares of
                                                    Series G Preferred Stock
                                                    outstanding.

                                                    There is no minimum number
                                                    of shares that must be
                                                    tendered in the Offer. You
                                                    may tender some, all, or
                                                    none of your Preferred
                                                    Shares. However,
                                                    consummation of the Offer is
                                                    conditioned upon the tender
                                                    by The 1818 Fund of all
                                                    Preferred Shares that it
                                                    owns (and the acceptance by
                                                    us of such shares) in the
                                                    Offer. Representatives of
                                                    The 1818 Fund have indicated
                                                    that they intend to tender
                                                    all of The 1818 Fund's
                                                    Preferred Shares in the
                                                    Offer if substantially all
                                                    of the Preferred Shares
                                                    owned by other holders are
                                                    tendered in the Offer. We
                                                    will announce, by means of a
                                                    press release, the number of
                                                    shares of each series of
                                                    Preferred Stock tendered as
                                                    of the close of business (1)
                                                    on the second business day
                                                    preceding the date of the
                                                    Special Meeting and (2) on
                                                    the second business day
                                                    prior to expiration of the
                                                    Exchange Offer. We will also
                                                    announce, by means of a
                                                    press release, when The 1818
                                                    Fund has tendered its shares
                                                    of Preferred Stock. If
                                                    necessary, we will extend
                                                    the Exchange Offer to the
                                                    close of business on the
                                                    fifth business day following
                                                    the date upon which The 1818
                                                    Fund tenders its shares of
                                                    Preferred Stock.

                                                    Fractional shares will not
                                                    be issued. In the event that
                                                    a fraction of a Common Share
                                                    becomes issuable upon
                                                    consummation of the Offer to
                                                    Exchange, we will pay you an
                                                    amount in cash equal to the
                                                    closing price of our Common
                                                    Stock on the business day
                                                    preceding such consummation
                                                    (as adjusted to reflect the
                                                    impact of any reverse stock
                                                    split), multiplied by such
                                                    fraction of a Common Share.

Conditions.....................................     Consummation of the Exchange
                                                    Offer is conditioned upon
                                                    the approval by stockholders
                                                    of the Special Meeting
                                                    Matters and upon the tender
                                                    by The 1818 Fund of all
                                                    Preferred Stock that it owns
                                                    in the Exchange Offer and
                                                    the acceptance by us of such
                                                    shares. In addition, we will
                                                    not be required to accept
                                                    the tender of any Preferred
                                                    Shares, and may terminate,
                                                    postpone, or amend the
                                                    Offer, if, among other
                                                    things, any action or
                                                    proceeding is commenced that
                                                    threatens the Offer or if
                                                    the other conditions
                                                    described under the heading
                                                    "The Offer to
                                                    Exchange--Conditions" are
                                                    not met.

Exchange Date..................................     We will exchange your
                                                    Preferred Shares for the
                                                    Exchange Consideration (or
                                                    return your Preferred Shares
                                                    to you if the Offer is not
                                                    consummated or such shares
                                                    are not accepted) promptly
                                                    after the Expiration Date.

Exchange and Information Agent.................     Andrew L. Graham, our
                                                    Corporate Counsel

Withdrawal Rights..............................     You may withdraw tendered
                                                    Preferred Shares at any time
                                                    prior to the Expiration
                                                    Date.

Federal Income Tax Consequences................     Based upon discussions with
                                                    our tax counsel, Cahill
                                                    Gordon & Reindel LLP, we
                                                    believe the Offer will
                                                    qualify as a reorganization
                                                    for federal income tax
                                                    purposes. However, we did
                                                    not seek or obtain any tax
                                                    opinion with respect to the
                                                    tax consequences of the
                                                    Offer. Assuming the Offer
                                                    qualifies as a
                                                    reorganization for federal
                                                    income tax purposes, you
                                                    will not recognize gain or
                                                    loss on the receipt of the
                                                    Exchange Consideration, in
                                                    exchange for the face amount
                                                    of your Preferred Shares.
                                                    However, to the extent that
                                                    Common Shares are received
                                                    for accrued but unpaid
                                                    dividends on Preferred
                                                    Shares, this portion will be
                                                    treated as the payment of a
                                                    dividend distribution, but
                                                    only to the extent that the
                                                    fair market value of the
                                                    aggregate Common Shares
                                                    received in the exchange
                                                    exceeds the aggregate issue
                                                    price of the Preferred
                                                    Shares surrendered. For
                                                    additional information on
                                                    certain of the U.S. federal
                                                    income tax consequences of
                                                    the Exchange Offer, see
                                                    "Material United States
                                                    Federal Income Tax
                                                    Consequences."

     For a complete description of the rights and preferences of the Preferred Shares and the Common Shares, see "Description of Our Preferred Stock," "Description of Our Common Stock" and "Certain Securities Laws Considerations."

                        REASONS FOR THE OFFER TO EXCHANGE

     Our business has been adversely affected by a number of factors in recent years that have also adversely affected the trading price of our Common Stock. We have developed a business plan that we believe can create long-term opportunities for our business, but the execution of that business plan requires us to obtain additional financing. We have had difficulty in attracting the financing we will need in part due to the existence of the Preferred Stock (particularly the mandatory redemption features thereof). Management believes that the conversion of the Preferred Stock into Common Stock is essential for it to be able to implement its business plan.

     We are making this Offer because we believe that it will:

     o Improve and simplify our capital structure by eliminating all or substantially all of the approximately $158.4 million aggregate liquidation preference of Preferred Stock in exchange for Common Stock, thereby enabling us to potentially attract necessary additional financing for our business plan.

     o Eliminate all or substantially all of the dividends payable to holders of Preferred Stock and the related dilutive effect on holders of Common Stock (and increase the equity and earnings attributable to Common Stock).

     o Reduce or eliminate the mandatory redemption payments on our Preferred Stock, which will be due in 2006 on the Series G Preferred Stock and in 2008 on the Series D Preferred Stock and Series E Preferred Stock.

     o Give the holders of Preferred Stock a means to gain greater liquidity by issuing Common Shares, which subject to securities law restrictions applicable to our affiliates, will be freely tradable and eligible for listing or quotation on the stock market or quotation system on which our Common Stock is then listed or quoted. The Preferred Stock does not currently trade on any exchange or stock market.

     o Give the holders of Preferred Stock an opportunity to receive more shares of Common Stock than they would be entitled to receive under the existing conversion provisions of the Preferred Stock. Each share of Series D Preferred Stock is currently convertible into 1.95 shares of Common Stock, each share of Series E Preferred Stock is currently convertible into 2.01 shares of Common Stock, and each share of Series G Preferred Stock is currently convertible into 113,262 shares of Common Stock.

     o Increase the aggregate market value of our Common Stock, which is currently below the $35 million minimum amount required to maintain listing on the Nasdaq SmallCap Market, to an amount substantially in excess of the minimum amount required to maintain listing of the Common Stock on the Nasdaq SmallCap Market.

     Notwithstanding the fact that the Exchange Offer is conditioned upon the approval by our stockholders of the Special Meeting Matters we are distributing the Offer to Exchange to holders of our Preferred Stock prior to the Special Meeting because under applicable law the Offer is re-quired to be kept open for a minimum of 20 business days and we believe we should attempt to synchronize the Exchange Offer period and the notice period for the Special Meeting so that they run concurrently, with an overall view towards most expeditiously and efficiently consummating the Offer and transactions contemplated by the Special Meeting Matters.

                                BUSINESS OVERVIEW

     Z-Tel Technologies, Inc. is a communications service provider. We provide innovative and cost effective telecommunications services to consumers, business and other communications companies by integrating our own enhanced communications systems and advanced operational support systems with access to communication networks. Our systems have the capability to integrate with wireline, wireless, cable, Internet and other communications transport networks. Our current generation of services relies primarily on access to local and long distance telephone networks. A recent court ruling has created legal uncertainty regarding our access to local telephone networks. See "Risk Factors--Risks Related to Our Business and Financial Condition." We recently launched a new generation of services using voice over Internet protocol ("VoIP").

     We provide services on both a retail and wholesale basis. Our principal retail services are Z-LineHOME(R), Z-LineBUSINESS(R) and Touch 1 Long Distance. Z-LineHOME and Z-LineBUSINESS are residential and business versions, respectively, of our flagship offering, the Z-Line(R). The Z-Line is local telephone service, typically bundled with long distance and enhanced features, including a suite of our proprietary Internet-accessible and voice-activated functions. The enhanced features include voicemail, "Find Me" call forwarding and our recently introduced Personal Voice Assistant(TM), or "PVA," which utilizes voice-recognition technology so that users can access secure, online address books from any phone using simple voice commands in order to send voice emails, find contact information and dial numbers, among other things. Touch 1 Long Distance is a residential long distance telephone service.

     Our principal executive offices are located at 601 South Harbour Island Boulevard, Suite 220, Tampa, Florida, 33602, and our telephone number at that address is (813) 273-6261. Our website address is www.ztel.com. Information on our website does not constitute part of this Offer to Exchange.

     For additional information about us, see "Financial Information" and the documents incorporated by reference into this Offer to Exchange.

                              FINANCIAL INFORMATION

Our Summary Historical Consolidated Financial Information

     The following table sets forth summary historical consolidated financial and operating information of Z-Tel. Except for the six months ended June 30, 2004 and 2003, and the property information, the summary historical financial information is derived from audited consolidated financial statements of Z-Tel for each period presented. The summary historical data are only a summary, and should be read in conjunction with the historical financial statements and related notes contained in the annual and quarterly reports of Z-Tel incorporated herein by reference.


                                                                                                 Six Months Ended
                                                     Years Ended December 31,                        June 30,
                                     -------------------------------------------------------  ---------------------
                                        2003       2002        2001      2000 (1)     1999        2004       2003
                                     ---------  ---------  ---------  -----------  ---------  ---------  ----------
                                                     (In thousands, except share and per share data)
Revenues........................      $289,180  $238,397   $280,350    $177,668      $6,615   $132,264    $131,975
Operating expenses:
  Network operations (2)........       135,097    94,474    159,617     107,077       6,518     65,271     58,852
  Sales and marketing...........        18,753    12,327     31,243      45,018       8,898      8,971     11,111
  General and administrative (3)       127,018   122,579    156,107      99,606      20,055     66,229     58,850
  Asset impairment charge (4)...            --     1,129     59,247          --          --         --         --
  Wholesale development costs (5)           --     1,018         --          --          --         --         --
  Restructuring charge (6)......            --     1,861         --          --          --        807         --
  Depreciation and amortization.        23,449    23,936     23,277      17,166       4,372     10,420     12,029
                                    ----------  ---------  ---------  ----------   ---------  ---------  ---------
    Total operating expenses....      (304,317)  257,324    429,491     268,867      39,843    151,698    140,842
                                    ----------  ---------  ---------  ----------   ---------  ---------  ---------
      Operating loss............       (15,137)  (18,927)  (149,141)    (91,199)    (33,228)   (19,434)    (8,867)
                                    ----------  ---------  ---------  ----------   ---------  ---------  ---------
Non-operating income (loss):
  Interest and other income.....         2,086     3,509      6,862       5,475         608      1,352      1,164
  Interest and other expense....        (3,076)   (4,137)    (3,789)     (2,313)     (3,351)    (3,412)    (1,410)
                                    ----------  ---------  ---------  ----------   ---------  ---------  ---------
      Total non-operating income
      (loss)....................          (990)     (628)     3,073       3,162      (2,743)    (2,060)      (246)
                                    ----------  ---------  ---------  ----------   ---------  ---------  ---------
      Net loss..................       (16,127)  (19,555)  (146,068)    (88,037)    (35,971)   (21,494)    (9,113)
Less mandatorily redeemable
   convertible preferred stock
   dividends and accretion......       (17,480)  (15,589)   (15,059)     (3,644)     (1,654)    (7,991)    (8,904)
Less deemed dividend related to
   beneficial conversion feature          (186)     (186)    (9,356)    (20,027)         --        (93)       (92)
      Net loss attributable to
      common stockholders.......      $(33,793) $(35,330)  $(170,483)  $(111,708)  $(37,625)  $(29,578)   $(18,109)
                                    ========== ========== ==========  ==========  ========== ==========  ==========
Weighted average common shares
   outstanding..................    35,396,922 34,951,720 33,908,374  33,066,538  15,099,359 36,337,804  35,286,953
                                    ----------  ---------  ---------  ----------   ---------  ---------  ---------
Basic and diluted net loss per
   share........................        $(0.95)    $(1.01)    $(5.03)     $(3.38)     $(2.49)    $(0.81)     $(0.51)
                                    ========== ========== ==========  ==========  ========== ==========  ==========
Consolidated Balance Sheet Data
Cash and cash equivalents (7)(8)       $12,013   $16,037    $18,892     $46,650    $101,657     $8,196    $14,204
Working capital (deficit).......       (31,038)  (19,380)   (11,983)     59,245      95,315    (45,127)   (24,032)
Total assets....................        89,453   106,711    116,737     246,461     137,677    $80,569    $104,901
Total debt......................         5,531    10,144     15,766      20,417      14,134      2,283      7,389
Mandatorily convertible
   redeemable preferred stock (8)      144,282   127,631    112,570      84,585           --    152,366    136,132
Total stockholder's equity                                                                     159,022)   (116,372)
   (deficit)....................      (131,019)  (99,284)   (67,172)     89,100     114,378   (
Other Financial Data
Net cash provided by (used in)
   operating activities.........        11,956    18,399    (21,846)    (96,862)    (32,681)    (9,183)     6,149
Net cash used in investing                                                                      (4,692)    (5,756)
   activities...................       (10,996)  (15,600)   (15,615)    (40,602)     (5,182)
Net cash provided by (used in)
   financing activities.........        (4,984)   (5,654)     9,701)     82,455     131,547     10,058     (2,226)
         ______________________



(1) We completed the acquisition of Touch 1 on April 14, 2000. We used the purchase accounting method for our acquisition of Touch 1. Therefore, our discussions of the results of operations and liquidity and capital resources do not include any discussions regarding Touch 1 prior to our acquisition of Touch 1, which is treated as being closed for accounting purposes, on April 1, 2000.

(2) During 2002, we received a $9.0 million retroactive rate reduction for the unbundled network elements we acquired from Verizon as a result of a settlement approved by the New York Public Service Commission.

(3) Included in the 2001 general and administrative expense was a write-off of accounts receivable that resulted in $29.9 million of additional bad debt expense.

(4) We recorded a $1.1 and $59.2 million expense related to impaired assets in 2002 and 2001, respectively. This expense was the result of management's decision to reduce various customer growth initiatives, most notably telemarketing activity levels. In 2001, a majority of the operations and assets of telemarketing centers acquired from Touch 1 was either voluntarily closed or sold. In addition to the goodwill impairment of $54.9 million, we recorded a $4.3 million charge associated with the impairment of assets, composed of $3.0 million relating to unrealizable software and development projects, $0.9 million of a worthless telemarketing property and equipment, and $0.4 million of securities deemed to be worthless. As a result of management's decision in the second quarter of 2002 to enhance future cash flow and operating earnings, we closed the remaining call centers in North Dakota and recorded a $1.1 million asset impairment. We also incurred restructuring charges as a result of this decision during 2002 as discussed in note (1).

(5) During 2002, we began to provide our services on a wholesale basis. We recorded start-up costs for developing this new service offering of approximately $1.0 million. All wholesale related costs after our initial wholesale services contract signed on March 20, 2002 are included in the operating expenses line items, rather than being segregated.

(6) During 2002, we closed two call centers in North Dakota and our New York sales office. As discussed in note (4) above, these expenses consisted primarily of termination benefits, lease abandonment and lease settlement costs.

(7) Included in the December 31, 1999 cash balance was approximately $109.1 million of net proceeds from our December 15, 1999 initial public offering. This cash was obtained through the sale of 6,900,000 shares (including the underwriters' over-allotment option) of our common stock at $17.00 per share.

(8) During 2000, we issued series D and E preferred stock for approximately $56.3 and $50.0 million, respectively. During 2001, we issued series G preferred stock for approximately $17.5 million.

Summary Pro Forma Consolidated Financial Information of Z-Tel

     The following unaudited pro forma information presents the effects of the Offer assuming all of our outstanding Preferred Shares are exchanged for the Exchange Consideration as if the exchange occurred as of June 30, 2004 for the unaudited balance sheet data. There would be no pro forma adjustments to our income statement data for either the year ended December 31, 2003 or the six months ended June 30, 2004 if the exchange occurred as of the first day of such periods. In the quarter in which the exchange is approved, a dividend charge will be recorded that will impact net earnings. It is expected that this dividend will reduce net earnings, assuming our Common Stock price remains below the effective exchange price. Earnings per share attributable to Common Stock will be adjusted due to the dividend and will show an even greater loss per Common Share outstanding. The pro forma information does not include costs of this Offer or a dividend charge that we will incur as a result of the Offer.


                                          Consolidated Pro Forma Balance Sheets
                                     (In thousands, except share and per share data)
                                                       (Unaudited)
-------------------------------------------------------------------------------------------------------------------
                                                                      June 30,       Pro Forma
                                                                        2004        Adjustments      Pro Forma
                                                                    -----------     -----------      ----------
         Assets
         Current assets:
         Cash and cash equivalents                                   $   8,196       $       --       $   8,196
         Accounts receivable, net of allowance for doubtful             28,672                          28,672
         accounts
         Prepaid expenses and other current assets                       4,804                           4,804
                                                                    -----------     -----------      ----------
         Total current assets                                           41,672               --          41,672

         Property and equipment, net                                    34,298                          34,298
         Intangible assets, net                                          1,372                           1,372
         Other assets                                                    3,227                           3,227
                                                                    -----------     -----------      ----------
         Total assets                                                $  80,569       $       --       $  80,569
                                                                    ===========     ===========      ==========


                                      -8-

                                          Consolidated Pro Forma Balance Sheets
                                     (In thousands, except share and per share data)
                                                       (Unaudited)
                                                                      June 30,       Pro Forma
                                                                        2004        Adjustments      Pro Forma
                                                                    -----------     -----------      ----------

         Liabilities, preferred stock and deficit
         Current liabilities:
         Accounts payable and accrued liabilities                    $  63,745       $       --       $  63,745
         Deferred revenue                                                8,357                           8,357
         Current portion of long-term debt and capital lease
         obligations                                                    14,697                          14,697
                                                                    -----------     -----------      ----------
         Total current liabilities                                      86,799                          86,799

         Long-term deferred revenue                                        221                             221
         Long-term debt and capital lease obligations                      205               --             205
                                                                    -----------     -----------      ----------
         Total liabilities                                              87,225               --          87,225
                                                                    -----------     -----------      ----------
         Mandatorily redeemable convertible preferred stock            152,366        (152,366)              --

         Stockholders' deficit:
         Common stock                                                      373           2,538           2,911
         Notes receivable from stockholders                               (930)                           (930)
         Additional paid-in capital                                    183,281         149,828         333,109
         Accumulated deficit                                          (341,358)              --        (341,358)
         Treasury stock                                                   (388)              --            (388)
                                                                    -----------     -----------      ----------
         Total stockholders' deficit                                  (159,022)        152,366          (6,656)

         Total liabilities, preferred stock and deficit              $  80,569       $       --       $  80,569
                                                                    ===========     ===========      ==========


                                  Risk Factors

     You should carefully consider the risks described below, in addition to the other information in this Offer to Exchange, before making a decision to tender. Each of these risk factors could adversely affect our business, financial condition and operating results as well as adversely affecting the value of an investment in our Common Stock.

Risks Related to the Offer

By participating in the Offer, you will give up the special rights of a holder of Preferred Stock.

     The holders of Preferred Shares have various rights which are better than the rights of holders of Common Stock. Those rights include:

     o the right to receive dividends at the rate of 8% per year (or 12% per year, in the case of the Series G Preferred Stock);

     o the right to have the Preferred Stock redeemed in 2008 at $12.00 per share (or $100,000.00 per share in the case of Series G Preferred Stock) plus all accrued and unpaid dividends;

     o in the case of the Series E Preferred Stock, the right to vote as a separate class on mergers and certain other transactions;

     o the right to receive a preferential payment of $12.00 per share (or $100,000.00 per share in the case of Series G Preferred Stock) plus accrued and unpaid dividends if we liquidate; and

     o the right to vote, as a class, to block the issuance of any series of stock having preferential dividend or liquidation rights.

You will lose these rights if your Preferred Shares are exchanged in the Offer. The Common Stock does not have any special rights.

By participating in the Offer, you will give up the seniority that you have over holders of Common Stock or any other class of stock which is junior to your Preferred Stock.

     Holders of Preferred Shares are entitled to receive dividends and other distributions before holders of Common Stock are entitled to receive them, including any distributions that might be made in liquidation or bankruptcy. If you exchange your Preferred Shares in the Offer, you will no longer have that seniority over holders of Common Stock. Holders of Series D Preferred Stock and Series E Preferred Stock are entitled to receive dividends and other distributions before holders of Series G Preferred Stock are entitled to receive them, including any distributions that might be made in liquidation or bankruptcy. If you exchange your shares of Series D Preferred Stock or Series E Preferred Stock in the Offer, you will no longer have that seniority over holders of the Series G Preferred Stock.

Prior to the consummation of the Exchange Offer certain of the terms of the Preferred Stock may be amended.

     If the proposed amendments contemplated in the Special Meeting Matters that will be described in the proxy statement to be prepared for the Special Meeting are adopted, the terms of those series of Preferred Stock will change significantly and holders of such Preferred Stock that is not tendered in the Offer will cease to have certain preferential rights that they had prior to the Offer.

If you do not participate in the Offer, your ownership percentage and voting power may be diluted.

     Consummation of the Offer will result in holders of Preferred Shares acquiring a higher percentage of our ownership than they possessed prior to the Offer, resulting in the dilution of the ownership of the preferred stockholders who do not participate. In the case of the holders of Series D Preferred Stock and Series E Preferred Stock, consummation of the Offer will result in holders of Series D Preferred Stock and Series E Preferred Stock acquiring a higher percentage of voting power than they possessed prior to the Offer, resulting in the dilution of the voting power of the holders of Series D Preferred Stock and Series E Preferred Stock who do not participate.

Risks Related to Our Business and Financial Condition

Our business depends on the availability and favorable pricing of unbundled network components.

     Our current generation of local telephone services, which produces approximately 95% of our revenue, relies on access to local telephone networks. Our access to these networks is based upon the Telecommunications Act of 1996 (the "Telecommunications Act"), which imposes a variety of duties upon the traditional local telephone companies ("incumbent local exchange carriers" or "ILECs"), including the duty to provide competitive local exchange companies, like us, with access to the individual components of their networks. Our business strategy depends on a continued availability of ILEC unbundled network components and on states maintaining and adopting favorable pricing rules for ILEC unbundled network components. The FCC has issued rules regarding access to key components of the ILEC networks, including transport and switching. A recent court ruling, however, has created considerable legal uncertainty regarding this access. In United States Telecom Ass'n v. FCC, Nos. 00-1012, 00-1015, 03-1310 et al. (D.C. Cir. March 2, 2004) ("USTA II"), the D.C. Circuit Court ordered that the FCC's unbundled transport and switching rules be vacated after sixty days or upon denial of a petition for rehearing, whichever occurs later. Both the U.S. Solicitor General and the FCC have declined to appeal the case. U.S. Supreme Court Chief Justice William Rehnquist on June 14, 2004 refused to issue a stay of the decision.

     On August 20, 2004, the Federal Communications Commission issued a Notice of Proposed Rulemaking ("NPRM") seeking comment on unbundling rules to implement obligations under section 251(c)(3) of the Telecommunications Act and to respond to the D.C. Circuit's vacatur in USTA II of the rules that the FCC adopted in the Triennial Review Order. The FCC also released an order setting forth a two-phase plan to govern the provision of unbundled network elements ("UNEs") while the FCC considers permanent rules. Under the first phase of the interim plan, ILECs must continue to make available dedicated transport, mass market switching and enterprise loops in accordance with the rates, terms and conditions set forth in their interconnection agreements as of June 15, 2004. Under the second phase of the plan, ILECs would be required for an additional six months to continue to provide such UNEs to requesting carriers for the embedded customer base subject to the rate increases specified in the FCC's order. We do not believe these rate increases will impede our short-term business plans. In its NPRM, the FCC seeks comment on how to establish sustainable new unbundling rules in response to the D.C. Circuit's decision. Specifically, the FCC seeks comment on how various ILEC offerings and obligations fit into the unbundling framework, how best to define the relevant markets to develop unbundling rules and how to make determinations on access to individual network elements.

     The uncertainty the ruling and the order have created could have material adverse effects upon us and our operations. Certain potential adverse effects from this ruling and the uncertainty it has created are set forth below. This list is not exhaustive as a listing of all the potential adverse effects would be impossible.

     o ILECs, after some period of time, could deny us access to their networks in violation of interconnection agreements and essentially destroy our ability to provide our services.

     o ILECs could refuse new service orders, including repair and change orders. We would not be able to add new customers. Our business would diminish because of normal customer churn -- that is, the normal loss of existing customers over time.

     o Our customer churn could increase as our customers return to ILEC services in response to the uncertainty.

     o ILECs could significantly raise the prices they charge for access to their networks. We would be forced to raise our rates to non-competitive levels.

     o Vendors, including long distance companies, could alter the terms under which they do business with us, such as credit terms, thereby increasing our costs and diminishing our cash flow and liquidity.

     o We may be unable to obtain new financing at acceptable rates. We have already encountered difficulty in attempting to obtain financing from one particular lender.

     o We may lose prospective customers that otherwise would have become our customers. We believe we have already lost at least one large prospective customer (over 5,000 lines) because of the uncertainty.

     o Our wholesale customers may decline to expend marketing resources to increase their customer bases.

     o We could lose major marketing partners and potential marketing partners as they decline to expend resources in marketing our services.

     o We could lose key personnel, as they seek security in offers from other prospective employers.

     o The cost of litigation and of participation in administrative proceedings relating to interconnection agreements and new regulations could be excessively burdensome.

The availability of favorable pricing rules for unbundled network components is another key element of our business strategy.

     The public utilities commissions of certain states have adopted pricing rules for unbundled network components. In general, ILECs are required to provide us with access to their networks at forward-looking, long-run incremental cost-based prices. However, we cannot be certain that unbundled network components will continue to be available at favorable prices in those states or that other states will ever adopt favorable pricing, particularly in light of the recent D.C. Circuit Court ruling referred to above.

Because we are in an emerging industry sector, we could encounter unforeseen issues that may adversely affect our operations.

     VoIP is a new, emerging sector of the telecommunications industry. Our experience, as well as the experience of others, in this sector is limited. As a result we will likely encounter numerous unforeseen difficulties and challenges.

We will almost certainly need to raise additional capital.

     We will need to raise additional capital from debt or equity sources in order to finance our operations and our VoIP rollout and may need additional capital if we enter into other lines of business. On April 22, 2004, we obtained a $25 million credit facility pursuant to a Loan and Security Agreement with Textron Financial Corporation. The facility has a three-year term and as of September 27, 2004 we had borrowings of approximately $15.4 million outstanding; this is the maximum amount permitted to be outstanding thereunder based on our current borrowing base availability. It replaced our previous accounts receivable facility with RFC Corporation. In addition, we have also obtained a facility from The 1818 Fund, an affiliate of one of our stockholders, providing for borrowings of up to $15 million. We have borrowed $5 million under this facility, but additional borrowings thereunder are at the discretion of The 1818 Fund. Representatives of The 1818 Fund have told us that, in any event, they do not intend to make additional loans unless the Exchange Offer is successfully completed. There cannot, however, be any assurance that we will be able to meet the conditions to borrowing under either of these facilities. If we cannot obtain required financing on acceptable terms or at all, we may be required to modify, delay or abandon our current business plan, which is likely to materially and adversely affect our business and, as a result, the value of our Common Stock.

We may not be able to efficiently expand our network infrastructure.

     We must continue to develop, expand and adapt our network infrastructure as the number of our users and the amount of information they wish to access and transfer increases and as our customers' demands change. We cannot be sure that we will be able to develop, expand or adapt the network infrastructure to meet additional demand or our customers' changing requirements on a timely basis, at a commercially reasonable cost, or at all. If we fail to expand our network infrastructure on a timely basis or adapt it to either changing customer requirements or evolving industry standards, these failures could cause our business to perform poorly.

Our business is dependent upon our ability to resell long distance services.

     We offer long distance telephone services as part of our service packages. We currently have agreements with various long distance carriers to provide transmission and termination services for all of our long distance traffic. Recently, several long distance carriers have encountered financial difficulties, including both carriers utilized by us. Financial difficulties encountered by any of our carriers could cause disruption of service to our customers and could diminish the value of any receivables or credits that may be due to us from such carriers. Our agreements with long distance carriers generally provide for the resale of long distance services on a per-minute basis and contain minimum volume commitments. In cases in which we have agreed to minimum volume commitments and fail to meet them, we will be obligated to pay underutili-zation charges. In some instances, if we incur underutilization charges, our basic rate will increase, which could further adversely affect our operating results. We recently settled a dispute by agreeing to a higher rate. In addition, if our sales fall from their historical levels, our business could be materially and adversely affected. We cannot guarantee you that we will be able to maintain these historical sales levels.

Software failures and errors may have a material adverse impact on our business.

     The software that we use and the software that we have developed internally and are continuing to develop may contain undetected errors. Although we have extensively tested our software, errors may be discovered in the software during the course of its use. Any errors may result in partial or total failure of our network, loss or diminution in service delivery performance, additional and unexpected expenses to fund further product development or to add programming personnel to complete or correct development, and loss of revenue because of the inability of customers to use our products or services, which could adversely affect our business condition.

Our inability to protect our proprietary technology could adversely affect our revenues.

     We currently rely on a combination of copyright, trademark and trade secret laws and contractual confidentiality provisions to protect the proprietary information that we have developed. Our ability to protect our proprietary technology is limited, and we cannot assure you that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology. Also, we cannot be certain that the intellectual property that incumbent local exchange carriers or others claim to hold and that may be necessary for us to provide our services will be available on commercially reasonable terms. If we were found to be infringing upon the intellectual property rights of others, we might be required to enter into royalty or licensing agreements, which may be costly or not available on commercially reasonable terms. If successful, a claim of infringement against us and our inability to license the infringed or similar technology on terms acceptable to us could adversely affect our business.

We depend on certain information systems, which if failed, may have a material adverse affect on our business.

     Our billing, customer service and management information systems are newly developed and we may face unexpected system difficulties, which would adversely affect our service levels and, consequently, our business. Sophisticated information and processing systems are vital to our ability to monitor costs, render monthly invoices for services, process customer orders and achieve operating efficiencies. We rely on internal systems and third party vendors, some of which have a limited operating history, to provide our information and processing systems. If our systems fail to perform in a timely and effective manner and at acceptable costs, or if we fail to adequately identify all of our information and processing needs or if our related processing or information systems fail, these failures could have a material adverse effect on our business.

     In addition, our right to use third party systems is dependent upon license agreements. Some of these agreements are cancelable by the vendor, and the cancellation or nonrenewal of these agreements could seriously impair our ability to process orders or bill our customers. As we continue to provide local telephone service, the need for sophisticated billing and information systems will also increase significantly and we will have significant additional requirements for data interface with incumbent local exchange carriers and others. We cannot be certain that we will be able to meet these additional requirements.

Our business could be adversely affected in the event of a network failure.

     The successful operation of our network will depend on a continuous supply of electricity at multiple points. Our system is dependent on the availability of electrical power to manage data and calls and to offer enhanced services, such as voicemail and call forwarding, and although it has been designed to operate under extreme weather conditions (including hurricanes, tropical storms, heavy rain, wind and snow), like all other telecommunications systems, our network could be adversely affected by such conditions. Our network, however, is equipped with a back-up power supply and our existing network operations center is equipped with both a battery backup and an on-site emergency generator. Certain of our back-up systems, however, have failed in the past. We are working to correct those failures. However, a power failure could negatively impact our operations and damage our systems.

     Our network also may be subject to physical damage, sabotage, tampering or other breaches of security (by computer virus, break-ins or otherwise) that could impair its functionality. In addition, our network is subject to unknown capacity limitations that may cause interruptions in service or reduced capacity for our customers. Any interruptions in service resulting from physical damage or capacity limitations could cause our systems to fail.

We depend on local exchange carriers as a key component  for our business.

     We rely on incumbent local exchange carriers to supply key unbundled components of their network infrastructure to us on a timely and accurate basis, and in the quantities and quality demanded by us. We may from time to time experience delays or other problems in receiving unbundled services or facilities which we request, and there can be no assurance that we will be able to obtain such unbundled elements on the scale and within the time frames required by us. Any failure to obtain these components, services or additional capacity on a timely and accurate basis could adversely affect us.

We depend on third party vendors to supply our telecommunications equipment, and any interruption in such supply could adversely affect our business.

     We currently purchase the majority of our telecommunications equipment as needed from third party vendors, including Lucent Technologies, Inc., Sonus Networks, Inc., Dialogic Communications Corporation, Hewlett-Packard Company, Compaq Computer Corporation, Sun Microsystems, Inc., EMC Corporation, and Cisco Systems, Inc. In addition, we currently license our software from third party vendors, including Oracle Corporation, INPRISE Corporation, Mercator Software, Inc., Microsoft Corporation, Nuance Communications, Inc., SpeechWorks International, Inc., Telution, Inc., AMS, Inc., Netscape Communications, Inc. and Accenture. We typically do not enter into any long-term agreements with our telecommunications equipment or software suppliers. Any reduction or interruption in supply from our equipment suppli-ers or failure to obtain suitable software licensing terms could have a disruptive effect on our business and could adversely affect our results of operations.

Our business is dependent on our management and key personnel.

     We depend on a limited number of key personnel who would be difficult to replace. If we lose the services of some of our key personnel, our business could suffer. We also depend on a limited number of key management, sales, marketing and product development personnel to manage and operate our business. In particular, we believe that our success depends to a significant degree upon our ability to attract and retain highly skilled personnel, including our engineering and technical staff. In the last several months we have experienced significant employee attrition and some of those employees who have departed are among our key personnel. If we are unable to replace the employees who have departed and attract and retain our key employees, the value of our Common Stock could suffer.

We are subject to government regulation and legal uncertainties that could adversely affect our business.

     We are subject to varying degrees of federal, state, and local regulation. We must also comply with various state and federal obligations that are subject to change, such as the duty to contribute to universal service subsidies, the impact of which we cannot assess on a going-forward basis as the rates change periodically. Our failure to comply with regulatory requirements may result in fines or other penalties being imposed on us, including loss of certification to provide services.

     Decisions of the FCC and state regulatory commissions providing incumbent local exchange carriers with increased flexibility in how they price their services and with other regulatory relief, could have a material adverse effect on our business and that of other competitive local exchange carriers. Future regulatory provisions may be less favorable to competitive local exchange carriers and more favorable to their competitors. If incumbent local exchange carriers are allowed by regulators to engage in substantial volume and term discount pricing practices for their end-user customers, or charge competitive local exchange carriers higher fees for interconnection to the incumbent local exchange carriers' networks, our business, operating results and financial condition could be materially, adversely affected. Incumbent local exchange carriers may also seek to delay competitors through legal or regulatory challenges, or by recalcitrant responses to requirements that they open their markets through interconnection and unbundling of network elements. Our legal and administrative expenses may be increased because of our having to actively participate in rate cases filed by incumbent local exchange carriers, in which they seek to increase the rates they can charge for the unbundled network element platform components. Our profitability may be adversely affected if those carriers prevail in those cases. Pending court cases in which certain provisions of the Telecommunications Act will be conclusively interpreted may result in an increase in our cost of obtaining unbundled network elements.

     We are also subject to federal and state laws and regulations prohibiting "slamming," which occurs when specific procedures are not followed when a customer changes telecommunications services. Although we attempt to diligently comply with all such laws and regulations and have procedures in place to prevent "slamming," if violations of such laws and regulations occur, we could become subject to significant fines and penalties, legal fees and costs, and our business reputation could be harmed.

Our inability to successfully compete within our industry could adversely affect our business.

     The telecommunications and information services markets are intensely competitive and rapidly evolving. We expect competition to increase in the future. Many of our potential competitors have longer operating histories, greater name recognition, larger customer bases and substantially greater financial, personnel, marketing, engineering, technical and other resources than us. We believe the principal competitive factors affecting our business operations will be price, the desirability of our service offering, quality and reliability of our services, innovation and customer service. Our ability to compete effectively will depend upon our ability to maintain high quality, market-driven services at prices generally equal to or below those charged by our competitors. Competitor actions and responses to our actions could, therefore, materially and adversely affect our business, financial condition and results of operations.

     We face competition from a variety of participants in the telecommunications market. The largest competitor for local service in each market in which we compete is the incumbent local exchange carrier serving that market. Incumbent local exchange carriers have established networks, long-standing relationships with their customers, strong political and regulatory influence, and the benefit of state and federal regulations that favor incumbent local exchange carriers. In the local exchange market, the incumbent local exchange carriers continue to hold near-monopoly positions. The long distance telecommunications market in which we compete has numerous entities competing for the same customers and a high average churn rate as customers frequently change long distance providers in response to the offering of lower rates or promotional incentives.

     Prices in the long distance market have declined significantly in recent years and are expected to continue to decline. We will face competition from large interexchange carriers. Other competitors are likely to include incumbent local exchange carriers providing out-of-region (and, with the removal of regulatory barriers, in-region) long distance services, other incumbent local exchange carriers, other competitive local exchange carriers, cable television companies, electric utilities, wireless telephone system operators, microwave and satellite carriers and private networks owned by large end users.

     The Telecommunications Act facilitates such entry by requiring incumbent local exchange carriers to allow competing providers to acquire local services at wholesale prices for resale and to purchase unbundled network elements at cost-based prices. A continuing trend toward combinations and strategic alliances in the telecommunications industry, including potential consolidation among incumbent local exchange carriers or competitive local exchange carriers, or transactions between telephone companies and cable companies outside of the telephone company's service area, or between interexchange carriers and competitive local exchange carriers, could give rise to significant new competitors.

     The enhanced and information services markets are also highly competitive and we expect that competition will continue to intensify. Our competitors in these markets will include information service providers, telecommunications companies, on-line service providers and Internet service providers.

We face risks associated with unauthorized transactions and the theft or abuse of our services.

     We may be the victim of fraud or theft or abuse of services. From time to time, callers have obtained our services without rendering payment by unlawfully using our access numbers and personal identification numbers. We attempt to manage these theft and fraud risks through our internal controls and our monitoring and blocking systems. If these efforts are not successful, the theft of our services may cause our revenue to decline significantly. To date, we have not encountered material fraud or theft of our service. From time to time, we encounter users that exploit provisions of our tariffs or terms of service for their own profit. As a regulated common carrier we are required to offer our services on a non-discriminatory manner. Such use of our services may not be fraudulent but is abusive. We manage the risks of abuse through our internal controls and our monitoring and blocking systems and by rapid reaction.

Risks Related to Our Common Stock

Future sales of our Common Stock could depress our stock price.

     We cannot predict the effect that future sales of our Common Stock will have on the market price of our Common Stock. As of September 27, 2004, we had 38,776,343 shares of Common Stock outstanding. Shares of Common Stock that we issue in the Offer or other shares of our Common Stock that we issue in the future may become available for resale in the public market from time to time. Sales of substantial amounts of our Common Stock, or the perception that such sales may occur, could adversely affect the market price of our Common Stock or our ability to raise capital by offering equity securities.

Our Common Stock may be delisted from the Nasdaq SmallCap Market.

     By letter dated July 28, 2004, the Nasdaq Stock Market, Inc. notified us that for 10 consecutive days, the market value of our Common Stock on the Nasdaq Small Cap Market was not $35 million or more, as required for continued inclusion on the Nasdaq Small Cap Market by the Nasdaq rules. The market value of our Common Stock remained below the minimum market value, and as a result the Nasdaq staff provided us with written notification that our Common Stock will be delisted. Currently we are appealing the staff's decision to a Listing Qualifications Panel primarily on the basis that we believe, following consummation of the Exchange Offer, that the market value of our Common Stock will substantially exceed the minimum required amount. The Listing Qualifications Panel may not grant our request to defer a determination of delisting until after the Exchange Offer is consummated. In that event our Common Stock will be delisted, our Common Stock will only be traded over the counter on the Nasdaq Bulletin Board and the liquidity and price of our Common Stock may be negatively affected. Even if our request is granted, we cannot assure you that we will achieve the necessary market value for our Common Stock following the Exchange Offer or that our Common Stock will maintain the necessary market value for any length of time. If we fail to achieve and maintain the market value for our Common Stock above that required by the Nasdaq rules, our Common Stock will ultimately be delisted from the Nasdaq SmallCap Market.

     We have also been advised by the Nasdaq staff that our Common Stock does not currently meet the minimum bid price per share of $1.00 necessary to maintain listing on the Nasdaq SmallCap Market as required by the Nasdaq rules. Although we believe that the reverse stock split proposal, if adopted at the Special Meeting, will allow us to regain compliance, we cannot assure you that the Common Stock will achieve the necessary bid price per share following the reverse stock split or that our Common Stock will maintain the necessary minimum bid price for any length of time. If we fail to achieve and maintain a bid price for our Common Stock above that required by the Nasdaq rules, our Common Stock will ultimately be delisted from the Nasdaq SmallCap Market.

We may experience volatility in our stock price that could affect your investment.

     The price of our Common Stock has been, and may continue to be, highly volatile in response to various factors, many of which are beyond our control, including:

     o    developments in the industries in which we operate;

     o actual or anticipated variations in quarterly or annual operating results;

     o    speculation in the press or investment community; and

     o announcements of technological innovations or new products by us or our competitors.

     Our Common Stock's market price may also be affected by our inability to meet analyst and investor expectations and failure to achieve projected financial results, including those set forth in this Offer to Exchange, or as a result of the issuance of the shares of Common Stock in the Offer and the dilution of the currently outstanding shares of Common Stock. Any failure to meet such expectations or projected financial results, even if minor, could cause the market price of our Common Stock to decline.

     In addition, assuming the tender of all outstanding Preferred Stock in the Offer, The 1818 Fund, will own approximately 47% of our Common Stock which may reduce the amount of shares of our Common Stock that are traded on a daily basis and potentially increase the volatility of the price thereof.

     Furthermore, stock markets have generally experienced a high level of price and volume volatility, and the market prices of equity securities of many companies have experienced wide price fluctuations not necessarily related to the operating performance of such companies. These broad market fluctuations may adversely affect our Common Stock's market price. In the past, securities class action lawsuits frequently have been instituted against such companies following periods of volatility in the market price of such companies' securities. If any such litigation is instigated against us, it could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on our business, results of operations, and financial condition.

After completion of the Exchange Offer one stockholder who is represented on our board of directors will control a significant percentage of our Common Stock and may cause us to take actions that are adverse to your interests.

     If all the Preferred Shares are tendered in the Exchange Offer, after the completion thereof, The 1818 Fund, which is represented on our board of directors, in the aggregate will beneficially own approximately 47% of our Common Stock. As a result, The 1818 Fund can significantly influence all matters requiring stockholder approval, including the election and removal of directors and approval of significant corporate transactions such as mergers, consolidations, and sales of assets. It also could dictate the management of our business and affairs. This concentration of ownership could have the effect of delaying, deferring, or preventing a change in control or impeding a merger or consolidation, takeover, or other business combination, which could cause the market price of our Common Stock to fall or prevent you from receiving a premium in such a transaction.

Anti-takeover provisions in our certificate of incorporation and bylaws and provisions of Delaware law could delay or prevent a change of control that you may favor.

     Certain provisions of our certificate of incorporation and bylaws may inhibit changes in control of us not approved by the board of directors. These provisions include: (i) a prohibition on stockholder action through written consents; (ii) a requirement that special meetings of stockholders be called only by the board of directors; (iii) advance notice requirements for stockholder proposals and nominations; (iv) limitations on the ability of stockholders to amend, alter or repeal the bylaws; and (v) the authority of the board of directors to issue, without stockholder approval, preferred stock with such terms as the board of directors may determine. We will also be afforded the protections of Section 203 of the Delaware General Corporation Law, which could have similar effects. The foregoing provisions could delay or make more difficult transactions involving a change in control of us or our management.

                SPECIAL FACTORS RELATING TO THE OFFER TO EXCHANGE

     In addition to the other information set forth herein, holders of Preferred Shares should carefully consider the following information:

Special Committee of the Board of Directors

     Because certain members of our Board of Directors either hold or are affiliated with holders of Preferred Stock, our Board of Directors formed a special committee (the "Special Committee") of its independent directors comprised of Messrs. John K. Aurell, W. Andrew Krusen, Jr. and Richard F. LaRoche, Jr., to evaluate the fairness, from a financial point of view, of the Exchange Offer to the holders of Common Stock. The Special Committee retained the services of a financial advisor, Morgan Keegan & Company, Inc. ("Morgan Keegan"). Morgan Keegan has rendered an opinion to the Special Committee as to the fairness, from a financial point of view, of the Exchange Offer to the holders of Common Stock. NONE OF THE SPECIAL COMMITTEE, MORGAN KEEGAN OR THE BOARD OF DIRECTORS HAS EVALUATED THE FAIRNESS OF THE EXCHANGE OFFER TO THE HOLDERS OF PREFERRED STOCK. ACCORDINGLY, NEITHER THE SPECIAL COMMITTEE

NOR THE BOARD OF DIRECTORS IS MAKING ANY RECOMMENDATION WHATSOEVER AS TO WHETHER HOLDERS OF PREFERRED STOCK SHOULD PARTICIPATE IN THE EXCHANGE OFFER.

     Prior to this Offer, members of the Special Committee discussed the possibility of the Exchange Offer with The 1818 Fund to ascertain its interest in participating in the transaction. The 1818 Fund is our largest holder of Preferred Stock and owns all of our outstanding Series E Preferred Stock, and approximately 73% of our outstanding Series G Preferred Stock. We have been advised by The 1818 Fund that it currently intends to tender all of its Preferred Stock in the Exchange Offer and to vote in favor of the Special Meeting Matters, subject to our receiving tenders of substantially all of the Preferred Stock in the Exchange Offer, in its sole judgment. The 1818 Fund has not advised us what level of tenders would, in its judgment, constitute "substantially all" of the Preferred Stock. The 1818 Fund is not obligated to participate in the Exchange Offer or to vote in favor of the Special Meeting Matters and may decide not to do so at any time for any reason. However, because this Offer is contingent upon The 1818 Fund tendering all of its Preferred Stock and because The 1818 Fund will determine the vote of holders of Series E Preferred Stock and Series G Preferred Stock at the Special Meeting, the Exchange Offer will not occur unless The 1818 Fund tenders, and we accept, all of its Preferred Stock in the Exchange Offer and votes in favor of the Special Meeting Matters.

     Two of our directors are associated with The 1818 Fund: Andrew C. Cowen is a Senior Vice President of and Lawrence C. Tucker is a General Partner of Brown Brothers Harriman & Co., a private investment banking firm that manages The 1818 Fund. In addition, Mr. Charles D. Hyman, one of our directors, owns approximately 0.5% of the outstanding Series D Preferred Stock.

     On the basis of its discussions with The 1818 Fund and the opinion of Morgan Keegan as to the fairness of the Exchange Offer, from a financial point of view, to the holders of Common Stock, and the potential failure to be able raise additional financing required for our new business plan as long as the Preferred Stock remains outstanding, the Special Committee recommended to the Board of Directors that we pursue the Exchange Offer. In structuring the terms of the Exchange Offer, the Special Committee considered the rights and preferences of the Preferred Shares, including the dividend rate; the relative preferences and other terms relative to the Common Shares; the fact that acceptance of the Offer is not mandatory and that each holder of the Preferred Stock may participate in its sole discretion; recent market prices for our Common Stock; the lack of attractive alternatives available to us in lieu of the Exchange Offer; the assumed pro forma effect of the Offer to Exchange on our consolidated capitalization; the United States federal income tax consequences of the Offer to Exchange on us and on the holders of our Preferred Stock; and the fairness opinion of Morgan Keegan.

     For the following reasons our Board of Directors determined to accept the recommendation of the Special Committee and proceed with the Exchange Offer: it will improve and simplify our capital structure and increase our net book value; it will reduce or eliminate the dividends and mandatory redemption obligation on our Preferred Stock; it is within the discretion of each holder of Preferred Stock to determine whether it should participate in the Exchange Offer; it will give holders of our Preferred Stock an opportunity to effectively convert their Preferred

Stock to Common Stock at a substantial premium to the conversion rates presently in effect for the Preferred Stock; it will give holders of our Preferred Stock an opportunity to obtain greater liquidity on their investment; it should significantly increase the aggregate market value of our Common Stock and facilitate our continued listing on the Nasdaq SmallCap Market; and the failure to convert the Preferred Stock into Common Stock will continue to be an impediment to financing our new business plan.

Determining Whether or Not to Tender

     NONE OF THE SPECIAL COMMITTEE, MORGAN KEEGAN OR THE BOARD OF DIRECTORS HAS EVALUATED THE FAIRNESS OF THE EXCHANGE OFFER TO THE HOLDERS OF PREFERRED STOCK. ACCORDINGLY, NEITHER THE SPECIAL COMMITTEE NOR THE BOARD OF DIRECTORS IS MAKING ANY RECOMMENDATION WHATSOEVER AS TO WHETHER HOLDERS OF PREFERRED STOCK SHOULD PARTICIPATE IN THE EXCHANGE OFFER.

     The decision to tender Preferred Shares pursuant to the Offer to Exchange should be made by holders of Preferred Shares after considering the value of the Preferred Shares they are tendering, the value of the Common Shares they are ultimately receiving, individual investment objectives and other factors affecting such holders individually, including any federal, state, local or foreign tax consequences of tendering Preferred Stock. Holders of Preferred Stock should consider the current market price of the Common Shares as well as their view of the future market price of the Common Shares. Holders of Preferred Stock are urged to evaluate carefully all information contained or incorporated by reference in this Offer to Exchange and to consult their own financial and tax advisors to make their own decisions concerning whether to tender Preferred Shares in the Offer to Exchange. See "Risk Factors," "Description of Our Preferred Stock," "Description of Our Common Stock," "Market for Common Stock" and "Material United States Federal Income Tax Consequences."

                                   MANAGEMENT

     The following table sets forth information about our directors and executive officers as of the date of this Offer to Exchange:

         Name                                         Position

  Horace J. Davis, III           Acting Chief Executive Officer,
                                    Treasurer and Senior Vice President --
                                    Chief Financial Officer
  Frank Grillo                   Chief Operating Officer
  Paul Kohler                    Chief Technology Officer
  Doug Jackson                   Senior Vice President Consumer Services
  Mike Slauson                   Senior Vice President Customer Service
                                    and Support Operations
  John Tomljanovic               Senior Vice President Business Operations
  John K. Aurell                 Director
  Andrew C. Cowen                Director
  Charles D. Hyman               Director

         Name                                         Position

  W. Andrew Krusen, Jr.          Director
  Richard F. LaRoche, Jr.        Director
  Lawrence C. Tucker             Director

     For additional information regarding our directors and officers, reference is hereby made to our definitive Proxy Statement on Schedule 14A filed on April 29, 2004.

                                 USE OF PROCEEDS

     We will not receive any cash proceeds from this Offer. Preferred Shares surrendered in exchange for Common Shares will be retired and returned to the pool of authorized but unissued Preferred Shares.

                              THE OFFER TO EXCHANGE

     This Offer to Exchange and the related Letter of Transmittal are being mailed to record holders of Preferred Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on our stockholder lists or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Preferred Shares.

Number of Shares

     Upon the terms and subject to the conditions of this Offer to Exchange, we will exchange all of the Preferred Shares outstanding, or such lesser number of Preferred Shares as are validly tendered and not withdrawn prior to the Expiration Date, for Common Shares as follows (subject in each case to the impact of any reverse stock split):

     o We will exchange 25.69030 shares of our Common Stock for each share of our Series D Preferred Stock, of which there were 3,976,723 shares outstanding as of September 27, 2004 (representing an exchange price of approximately $0.644 per share);

     o We will exchange 25.24216 shares of our Common Stock for each share of our Series E Preferred Stock, of which there were 4,166,667 shares outstanding as of September 27, 2004 (representing an exchange price of approximately $0.644 per share); and

     o We will exchange 161,469.4 shares of our Common Stock for each share of our Series G Preferred Stock, of which there were 171.214286 shares outstanding as of September 27, 2004 (representing an exchange price of approximately $0.898 per share).

     The actual number of shares of Common Stock to be issued in exchange for the Preferred Stock tendered in the Exchange Offer may be adjusted by the reverse stock split which is part of the Special Meeting Matters. Subject to the approval by our stockholders, our Board of Direc-tors will be authorized to amend our certificate of incorporation to effect a reverse stock split of the outstanding shares of our Common Stock in the ratio of an integral number between and including three and eight to one, with the actual implemented ratio to be determined by our Board of Directors in its discretion. If approved by our stockholders, the reverse stock split would become effective shortly before consummation of the Exchange Offer or on any other date selected by our Board of Directors prior to our next annual meeting of stockholders. Our Board of Directors may effect only one reverse stock split. In determining the reverse stock split ratio, our Board of Directors will consider numerous factors including the historical and projected performance of our Common Stock, the requirements for continued listing on the Nasdaq SmallCap Market, prevailing market conditions and general economic trends, and will place emphasis on the expected closing price of our Common Stock in the period following the effectiveness of the reverse stock split. The purpose of selecting a range is to give our Board of Directors the flexibility to provide for a post reverse stock split market price that may allow us to maximize our ability to support future growth. Even if the stockholders approve the reverse stock split, our Board of Directors will reserve the right not to effect the reverse stock split if the Board of Directors does not deem it to be in our or our stockholders' best interest to effect the reverse stock split. Accordingly, the actual number of shares of Common Stock outstanding will be adjusted by dividing such number of shares by the split ratio, if any, approved by our stockholders and ultimately effected.

     As of September 27, 2004, if all of the outstanding Preferred Stock was converted into Common Stock at the then prevailing conversion rates:

     o the former holders of Series D Preferred Stock would own approximately 10.4% of our Common Stock on a fully diluted basis;

     o the former holders of Series E Preferred Stock would own approximately 11.3% of our Common Stock on a fully diluted basis;

     o the former holders of Series G Preferred Stock would own approximately 26.1% of our Common Stock on a fully diluted basis; and

     o the current holders of Common Stock would own approximately 52.2% of our Common Stock on a fully diluted basis.

     As of the same date, if all of the outstanding Preferred Stock is exchanged in the Exchange Offer:

     o the former holders of Series D Preferred Stock would own approximately 34.0% of the Common Stock on a Fully Diluted Basis;

     o the former holders of Series E Preferred Stock would own approximately 35.0% of the Common Stock on a Fully Diluted Basis;

     o the former holders of Series G Preferred Stock would own approximately 9.2% of the Common Stock on a Fully Diluted Basis;

     o the current holders of Common Stock would own approximately 13.8% of the Common Stock on a Fully Diluted Basis; and

     o approximately 8.0% of the Fully Diluted Common Stock would have been reserved for issuance under the new management equity incentive plan.

     We will not issue fractional shares. In the event that a fraction of a Common Share becomes issuable upon consummation of the Offer to Exchange, we will pay you an amount in cash equal to the closing price of our Common Stock on the business day preceding such consummation (as adjusted to reflect the impact of any reverse stock split), multiplied by such fraction of a Common Share.

Expiration Date

     The term "Expiration Date" means 5:00 p.m., New York City time, on Monday, November 29, 2004, unless and until we, in our sole discretion, extend the period of time during which the Offer to Exchange will remain open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer to Exchange shall expire. See "--Extension of the Tender Period; Termination; Amendment" below.

Procedures for Tendering Preferred Shares

     A holder who wishes to tender Preferred Shares for exchange pursuant to the Offer to Exchange must transmit a properly completed and duly executed Letter of Transmittal, or a facsimile thereof, together with certificates for such Preferred Shares and any other required documents, to the Exchange and Information Agent prior to 5:00 p.m., New York City time, on the Expiration Date.

     To be effectively tendered, Preferred Shares, the Letter of Transmittal and other required documents must be received by the Exchange and Information Agent at the address set forth on the last printed page of this Offer to Exchange prior to 5:00 p.m., New York City time, on the Expiration Date.

     The tender by a stockholder will constitute an agreement between that stockholder and us in accordance with the terms and subject to the conditions contained in this Offer to Exchange and in the Letter of Transmittal.

     The method of delivery of Preferred Shares and all other required documents is at your election. If you deliver your Preferred Shares by mail, we recommend registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. Please send all certificates representing Preferred Shares and Letters of Transmittal to the Exchange and Information Agent for the Offer to Exchange, at the address set forth on the last printed page of this Offer to Exchange. Please do not send these materials to us.

     If the Letter of Transmittal is signed by a person other than the registered holder of any Preferred Shares listed therein, these Preferred Shares must be endorsed or accompanied by a properly completed stock power and signed by the registered holder as the registered holder's name appears on the Preferred Share certificates.

     If the Letter of Transmittal or Preferred Shares or stock powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing, unless waived by us. If we waive any condition or matter with respect to any holder of Preferred Stock, we will similarly waive such condition or matter for all holders of Preferred Stock. Evidence satisfactory to us of their authority so to act must be submitted with the Letter of Transmittal.

     Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an Eligible Institution unless the Preferred Shares tendered pursuant thereto are tendered:

     o by a registered holder who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the Letter of Transmittal, or

     o    for the account of an Eligible Institution.

     In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-5 under the Exchange Act (an "Eligible Institution").

     We will determine all questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tendered Preferred Shares in our sole discretion, which determination shall be final and binding. We reserve the absolute right to reject any and all Preferred Shares not properly tendered or any Preferred Shares, our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular Preferred Shares; provided that any such waiver shall similarly apply to all holders of Preferred Stock. Our interpretation of the terms and conditions of the Offer to Exchange, including the instructions in the Letter of Transmittal, shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with the tender of Preferred Shares must be cured within the time as we shall determine. Neither we, the Exchange and Information Agent nor any other person shall incur any liability for failure to give notice of any defect or irregularity with respect to any tender of Preferred Shares. Tenders of Preferred Shares will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Preferred Shares received by the Exchange and Information Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will not be deemed to have been properly tendered. Any Preferred Shares received by the Exchange and Information Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange and Information Agent to the tendering stockholder, unless otherwise provided in the Letter of Transmittal, promptly following the Expiration Date.

Conditions

     Consummation of the Exchange Offer is conditioned upon the approval of stockholders of the Special Meeting Matters and upon the tender by The 1818 Fund of all Preferred Stock that it owns in the Exchange Offer and our acceptance of those shares. In addition, notwithstanding any other provision of this Offer to Exchange, we shall not be required to accept for exchange any Preferred Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for exchange of any Preferred Shares tendered, if at any time on or before the expiration of the Offer, any of the following events shall have occurred which, in our reasonable judgment, makes it inadvisable to proceed with the Offer to Exchange or with such exchange:

     o any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the Offer, or any material adverse development has occurred in any existing action or proceeding with respect to us or any of our subsidiaries, which, in our reasonable judgment, might materially impair our ability to proceed with the Offer;

     o any law, statute, rule or regulation is proposed, adopted or enacted which, in our reasonable judgment, might materially impair our ability to proceed with the Offer; or

     o any governmental approval has not been obtained, which approval we, in our reasonable judgment, shall deem necessary for the consummation of the Offer as contemplated hereby.

     The foregoing conditions may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part. With the exception of those dependent on the receipt of necessary governmental approvals, all of the foregoing conditions must be satisfied or waived on or before the Expiration Date. We will promptly terminate the Offer or issue a press release stating our intentions upon becoming aware of any condition that may not be satisfied. Any determination by us concerning the foregoing conditions shall be final and binding on all parties.

     If we determine in our reasonable discretion that any of the conditions are not satisfied, we may:

     o refuse to accept the Preferred Shares and return all tendered shares to the tendering holders;

     o extend the Offer and retain all Preferred Shares tendered prior to the expiration of the Offer, subject, however, to the rights of holders to withdraw their tendered shares (see "--Withdrawal of Tenders"); or

     o waive the unsatisfied conditions with respect to the Offer and accept all properly tendered Preferred Shares that have not been withdrawn. If such a waiver constitutes a material change to the Offer, we will promptly disclose this waiver by means of an Offer supplement that will be distributed to the record holders of Preferred Shares. We will also extend the Offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the record holders, if the Offer would otherwise expire during such five to ten business day period.

Acceptance of Preferred Shares for Exchange; Delivery of Common Shares

     For purposes of the Offer, we shall be deemed to have accepted properly tendered Preferred Shares for exchange when, as and if we have given oral or written notice thereof to the Exchange and Information Agent.

     In all cases, the issuance of Common Shares for Preferred Shares that are accepted for exchange pursuant to the Offer will be made only after timely receipt by the Exchange and Information Agent of certificates for the Preferred Shares, a properly completed and duly executed Letter of Transmittal and all other required documents. If any tendered Preferred Shares are not accepted for any reason set forth in the terms and conditions of the Offer, or if Preferred Shares are submitted for a greater principal amount than the stockholder desires to exchange, these unaccepted or non-exchanged Preferred Shares will be promptly returned without expense to the tendering stockholder of these Preferred Shares.

     All tendered Preferred Shares will promptly be either (1) exchanged for shares of Common Stock or (2) returned to the tendering stockholder following the Expiration Date.

Guaranteed Delivery Procedures

     Stockholders who wish to tender their Preferred Shares and whose Preferred Shares are not immediately available, or who cannot deliver their Preferred Shares, the Letter of Transmittal or any other required documents to the Exchange and Information Agent prior to the Expiration Date, may effect a tender if:

     o    the tender is made through an Eligible Institution;

     o prior to the Expiration Date, the Exchange and Information Agent receives from such Eligible Institution a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail or hand delivery, setting forth the name and address of the stockholder, the certificate number(s) of the Preferred Shares and the principal amount of Preferred Shares tendered, stating that the tender is being made thereby and guaranteeing that, within three (3) Nasdaq Stock Market trading days after the Expiration Date, the Letter of Transmittal (or facsimile thereof) together with the certificate(s) representing the Preferred Shares and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange and Information Agent; and

     o such properly completed and executed Letter of Transmittal (or facsimile thereof) as well as the certificate(s) representing all tendered Preferred Shares in proper form for transfer and all other documents required by the Letter of Transmittal are received by the Exchange and Information Agent within three Nasdaq Stock Market trading days after the Expiration Date.

Lost or Missing Certificate

     If you desire to tender Preferred Shares pursuant to this Offer to Exchange, but the certificates representing such Preferred Shares have been mutilated, lost, stolen or destroyed, you should write to or telephone the Exchange and Information Agent at the addresses or telephone numbers listed on the last printed page of this Offer to Exchange, about procedures for obtaining replacement certificates for such Preferred Shares, arranging for indemnification or about any other matter that requires handling by the Exchange and Information Agent.

Withdrawal of Tenders

     Except as otherwise provided herein, tenders of Preferred Shares may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

     To withdraw a tender of Preferred Shares in the Offer to Exchange, a written or facsimile transmission notice of withdrawal must be received by the Exchange and Information Agent at its address set forth herein prior to 5:00 p.m., New York City time, on the Expiration Date.

     You also have the right to withdraw your tendered Preferred Shares at any time after the expiration of 40 business days from the commencement of the Offer to Exchange, which is November 24, 2004, if we have not yet accepted your Preferred Shares for exchange at that time.

     Any notice of withdrawal must:

     o specify the name of the person having deposited the Preferred Shares to be withdrawn (the "Depositor");

     o identify the Preferred Shares to be withdrawn (including the certificate numbers and principal amounts of such Preferred Shares);

     o be signed by the stockholder in the same manner as the original signature on the Letter of Transmittal by which such Preferred Shares were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the trustee with respect to the Preferred Shares register the transfer of these Preferred Shares into the name of the person withdrawing the tender; and

     o specify the name in which any of the Preferred Shares are to be registered, if different from that of the Depositor.

     If certificates representing Preferred Shares have been delivered or otherwise identified to the Exchange and Information Agent, then, prior to the release of such certificates, the withdrawing stockholder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal. We will determine in our sole discretion all questions as to the validity, form and eligibility (including time of receipt) of those notices, which determination shall be final and binding on all parties. Any Preferred Shares so withdrawn will be deemed not to have been validly tendered for purposes of the Offer and no Common Stock will be issued with respect thereto unless the Preferred Shares so withdrawn are validly retendered. Properly withdrawn Preferred Shares may be retendered by following one of the procedures described above.

     Any Preferred Shares that have been tendered but that are not accepted for exchange due to withdrawal, rejection of tender or termination of the Offer will be returned promptly after withdrawal, rejection of tender or termination of the Offer to the holder of the Preferred Shares, without cost to the stockholder.

Exchange and Information Agent

     We have appointed Andrew L. Graham as the Exchange and Information Agent for the Offer. All completed Letters of Transmittal should be directed to the Exchange and Information Agent at the address set forth on the last printed page of this Offer to Exchange.

     Delivery of a Letter of Transmittal to an address other than the address listed herein or transmission of instructions by facsimile other than as set forth herein is not valid delivery of the Letter of Transmittal.

     All questions regarding the procedures for tendering in the Offer and requests for assistance in tendering your Preferred Shares can be directed to the Exchange and Information Agent at the telephone number or the address on the last printed page of this Offer to Exchange.

     Requests for additional copies of this Offer to Exchange, the Letter of Transmittal or other exchange offer materials, our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, our 2003 Annual Report on Form 10-K and our 2002 Annual Report on Form 10-K, or any of the other documents incorporated by reference herein, may be directed to the Exchange and Information Agent at the telephone number and address listed on the last printed page of this Offer to Exchange.

     All deliveries, correspondence and questions sent or presented to the Exchange and Information Agent relating to the Offer should be directed to the address or telephone number set forth on the last printed page of this Offer to Exchange.

Extension of the Tender Period; Termination; Amendment

     We expressly reserve the absolute right, in our sole discretion:

     o to delay accepting any Preferred Shares, to extend the Offer or, if in our reasonable judgment, any of the conditions described above under the caption "--Conditions" are not satisfied, to terminate the Offer or waive any condition set forth in the Offer, by giving oral or written notice of this delay, extension, termination or waiver to the Exchange and Information Agent;

     o to amend the terms of the Offer in any manner, any such amendment to be followed promptly by a public announcement thereof; and

     o to terminate the Offer and not accept for exchange Preferred Shares tendered pursuant thereto.

     Our reservation of the right to delay the exchange of Preferred Shares is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that we must pay the consideration offered or return the Preferred Shares tendered promptly after termination or withdrawal of the Offer. Any waiver, amendment or modification will apply to all Preferred Shares tendered, regardless of when or in what order such Preferred Shares were tendered. Any extension or termination of the Offer or any amendment or modification of the terms set forth in the Offer will be followed promptly by public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, unless otherwise required by applicable law or regulation.

     If we materially change the terms of the Offer or the information concerning the Offer, we will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) promulgated under the Exchange Act. These rules provide certain minimum periods during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer. We will promptly disclose such amendment by means of an Offer supplement that will be distributed to record holders of Preferred Shares, and extend the Offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure to the registered holders, if the Offer would otherwise expire during such five to ten business day period.

     Without limiting the manner in which we may choose to make a public announcement of any delay, extension, termination or amendment of the Offer, except as required by applicable law, we have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a timely release to Business Wire, for further dissemination to leading financial and general news organizations, including Associated Press, Dow Jones and Reuters.

Accounting Treatment

     The exchange of Common Stock for Preferred Stock will be treated as an induced conversion for accounting purposes per Financial Accounting Standards Board ("FASB") Statement No. 84, "Induced Conversions of Convertible Debt." An "induced conversion" is considered to occur when the conversion privileges, pursuant to the original terms of the instrument, are changed or additional consideration is offered to security holders for the purpose of inducing prompt conversion of the security. Per Topic D-42 and FASB 84, a dividend charge will be incurred representing the difference between the value of the Common Stock issued in the Offer, and the value of the shares that were issuable under the original conversion terms of the Preferred Stock. The dividend charge will result in an adjustment to net earnings in the quarter in which the conversion is approved. This adjustment is expected to be a reduction to net earnings, assuming our Common Stock price remains below the Preferred Stock effective exchange price on the day the conversion is approved. Earnings per share attributable to Common Stock will be adjusted due to the dividend and will show an even greater loss per Common Share outstanding.

Regulatory Approvals

     We do not believe that the receipt of any material federal or state regulatory approvals will be necessary in connection with the Offer.

Voluntary Exchange

     Participation in the Offer is voluntary and holders of Preferred Shares should carefully consider whether to accept the terms and conditions of the Offer. Holders of the Preferred Shares are urged to consult their financial and tax advisors in making their own decisions on what action to take with respect to the Offer.

                       Description of Our Preferred Stock

     The following are summaries of the principal terms and conditions of each series of our outstanding Preferred Stock, as provided in our Amended and Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation"). The following summaries are subject to, and qualified in their entirety by reference to, all of the provisions of the Certificate of Incorporation. In addition, as described above, if the proposed amendments contemplated in the Special Meeting Matters that will be described in the proxy statement to be prepared for the Special Meeting are adopted, the terms of the Series D Preferred Stock and Series G Preferred Stock will change significantly and will cease to have certain preferential rights that they had prior to the Offer.

                            Series D Preferred Stock

Series D Preferred Shares Outstanding.............. 3,976,723 preferred shares
                                                    (as of September 27, 2004)

Parity with Series E Preferred Stock............... The Series D Preferred Stock
                                                    ranks on a parity with the
                                                    Series E Preferred Stock
                                                    with respect to dividend
                                                    rights and rights on
                                                    liquidation, dissolution or
                                                    winding up.

Dividends.......................................... Dividends equal to 8% per annum of the Liquidation
                                                    Preference (as defined
                                                    below), are payable at the
                                                    option of the Board of
                                                    Directors in cash,
                                                    additional shares of Series
                                                    D Preferred Stock or in any
                                                    combination thereof.
                                                    Dividends automatically
                                                    accrue and are added to the
                                                    Liquidation Preference of
                                                    the Series D Preferred Stock
                                                    in the absence of a payment
                                                    election by the Board of
                                                    Directors.

Restriction on Dividends on Common Stock........... No dividends may be declared or paid on shares of Common
                                                    Stock while there are any
                                                    shares of Series D Preferred
                                                    Stock outstanding, nor may
                                                    we redeem, purchase or
                                                    acquire stock that is junior
                                                    in rights and preferences to
                                                    the Series D Preferred Stock
                                                    ("Junior Stock") in excess
                                                    of 1 million shares of
                                                    Common Stock in any 12-month
                                                    period, unless all accrued
                                                    and unpaid dividends on the
                                                    Series D Preferred Stock
                                                    have been paid or set aside
                                                    for payment and sufficient
                                                    funds for payment of current
                                                    dividends on the Series D
                                                    Preferred have been paid or
                                                    set aside for payment. We
                                                    may declare and pay
                                                    dividends on Junior Stock
                                                    which are payable in
                                                    additional shares, or an
                                                    increase in the liquidation
                                                    value of, Junior Stock.

Optional Redemption................................ The Series D Preferred Stock
                                                    is redeemable at our option
                                                    at any time at a price per
                                                    share equal to the
                                                    Liquidation Preference, plus
                                                    a premium ranging from 5% in
                                                    the year following the third
                                                    anniversary of the original
                                                    issue date thereof to 0%
                                                    from and after the eighth
                                                    anniversary of such original
                                                    issue date, plus accrued and
                                                    unpaid dividends, whether or
                                                    not declared, to the
                                                    redemption date. The premium
                                                    for a redemption at our
                                                    option in effect from the
                                                    date of this Offer to
                                                    Exchange to June 30, 2005 is
                                                    4%.

Mandatory Redemption............................... The Series D Preferred Stock
                                                    is mandatorily redeemable by
                                                    us in 2008, at a price per
                                                    share equal to the
                                                    Liquidation Preference plus
                                                    all accrued but unpaid
                                                    dividends, whether or not
                                                    declared, to the redemption
                                                    date.

Liquidation Preference............................. $12.00 per share, plus accrued and unpaid
                                                    dividends, prior to any
                                                    payment in respect of Junior
                                                    Stock. The Series D
                                                    Preferred Stock has parity
                                                    with the Series E Preferred
                                                    Stock ("Parity Stock"). In
                                                    the event that the proceeds
                                                    available on liquidation are
                                                    insufficient to satisfy the
                                                    Liquidation Preference of
                                                    the Series D Preferred Stock
                                                    and the Parity Stock, the
                                                    proceeds shall be
                                                    distributed among the
                                                    holders of the Series D
                                                    Preferred Stock and the
                                                    Parity Stock ratably in
                                                    proportion to the total
                                                    amounts to which all holders
                                                    of Series D Preferred Stock
                                                    and the Parity Stock are
                                                    entitled upon liquidation.

Conversion Rights.................................. Holders may convert each share of Series D Preferred
                                                    Stock into 1.3905 shares of
                                                    Common Stock at any time,
                                                    subject to adjustment.

Forced Conversion.................................. We have the right to convert all (and not less than all)
                                                    shares of Series D Preferred
                                                    Stock each time the Common
                                                    Stock trades at a price per
                                                    share exceeding two times
                                                    the then-applicable
                                                    Conversion Price for twenty
                                                    consecutive trading days.
                                                    Based upon a Conversion
                                                    Price of $8.47 (as of
                                                    September 27, 2004), we have
                                                    the right to convert all
                                                    (and not less than all)
                                                    shares of Series D Preferred
                                                    Stock each time that the
                                                    Common Stock trades at a
                                                    price per share exceeding
                                                    $16.94 for twenty
                                                    consecutive trading days.

Voting Rights...................................... Each holder of Series D
                                                    Preferred Stock is entitled
                                                    to a number of votes equal
                                                    to the number of shares of
                                                    Common Stock into which that
                                                    holder's shares of Series D
                                                    Preferred Stock are then
                                                    convertible. The Series D
                                                    Preferred Stock votes as a
                                                    single class with the Common
                                                    Stock on all matters
                                                    submitted to stockholders.
                                                    The approval of seventy
                                                    percent (70%) of the
                                                    outstanding voting power of
                                                    the Series D Preferred Stock
                                                    is necessary to authorize or
                                                    issue any stock that is
                                                    senior to or on parity with
                                                    the Preferred Stock.

Accumulated Unpaid Dividends and Interest.......... $4.55 in the aggregate per share of Series D Preferred
                                                    Stock (as of September 27,
                                                    2004). Total accumulated
                                                    unpaid dividends and
                                                    interest on all issued and
                                                    outstanding shares of Series
                                                    D Preferred Stock are
                                                    $65,809,802 as of September
                                                    27, 2004.

                            Series E Preferred Stock

Series E Preferred Shares Outstanding.............. 4,166,667 preferred shares
                                                    (as of September 27, 2004)

Parity with Series D Preferred Stock............... The Series E Preferred Stock
                                                    ranks on a parity with the
                                                    Series D Preferred Stock
                                                    with respect to dividend
                                                    rights and rights on
                                                    liquidation, dissolution or
                                                    winding up.

Dividends.......................................... Cumulative dividends equal to 8% per annum of the
                                                    Liquidation Preference (as
                                                    defined below). At our
                                                    option, no dividends are
                                                    payable in cash until the
                                                    earlier of redemption or
                                                    liquidation. If
                                                    we do not pay dividends,
                                                    they automatically accrue
                                                    and are added to the
                                                    Liquidation Preference of
                                                    the Series E Preferred
                                                    Stock. In the event of
                                                    conversion of shares of
                                                    Series E Preferred Stock,
                                                    accrued and unpaid dividends
                                                    shall be applied to increase
                                                    the number of shares of
                                                    Common Stock into which
                                                    shares of Series E Preferred
                                                    Stock are convertible.

Restriction on Redemption of Junior Stock.......... If dividends payable on
                                                    Shares of Series E Preferred
                                                    Stock are not paid in full
                                                    in cash, we may not redeem,
                                                    purchase or acquire stock
                                                    that is junior in rights and
                                                    preferences to the Series E
                                                    Preferred Stock ("Junior
                                                    Stock") in excess of 1
                                                    million shares of Common
                                                    Stock in any 12-month period
                                                    unless all accrued and
                                                    unpaid dividends on the
                                                    Series E Preferred Stock
                                                    have been paid or set aside
                                                    for payment and sufficient
                                                    funds for payment of current
                                                    dividends on the Series E
                                                    Preferred have been paid or
                                                    set aside for payment.

Participation with Dividends on Common Stock....... In the event that we declare and pay any dividends or
                                                    make any distributions on
                                                    Common Stock (whether in
                                                    cash, stock, or pursuant to
                                                    a stockholder rights plan),
                                                    each holder of Series E
                                                    Preferred Stock shall be
                                                    entitled to receive the
                                                    dividend which is payable to
                                                    the number of shares of
                                                    Common Stock into which that
                                                    holder's shares of Series E
                                                    Preferred Stock are then
                                                    convertible.

Optional Redemption................................ The Series E Preferred Stock
                                                    is not redeemable at our
                                                    option prior to July 2,
                                                    2006. From and after July 2,
                                                    2006, the Series E Preferred
                                                    Stock is redeemable at our
                                                    option at any time at a
                                                    price per share equal to the
                                                    Liquidation Preference, plus
                                                    a premium equal to 2% in the
                                                    year beginning July 2, 2006,
                                                    1% on the year beginning
                                                    July 2, 2007, and 0% from
                                                    and after October 19, 2008,
                                                    plus accrued and unpaid
                                                    dividends, whether or not
                                                    declared, to the redemption
                                                    date.

Mandatory Redemption............................... The Series E Preferred Stock
                                                    is mandatorily redeemable by
                                                    us on October 19, 2008, at a
                                                    price
                                                    per share equal to the
                                                    Liquidation Preference plus
                                                    all accrued but unpaid
                                                    dividends, whether or not
                                                    declared, to the redemption
                                                    date.

Liquidation Preference............................. $12.00 per share, plus accrued and unpaid
                                                    dividends, prior to any
                                                    payment in respect of Junior
                                                    Stock. The Series E
                                                    Preferred Stock has parity
                                                    with the Series D Preferred
                                                    Stock ("Parity Stock"). In
                                                    the event that the proceeds
                                                    available on liquidation are
                                                    insufficient to satisfy the
                                                    Liquidation Preference of
                                                    the Series E Preferred Stock
                                                    and the Parity Stock, the
                                                    proceeds shall be
                                                    distributed among the
                                                    holders of the Series E
                                                    Preferred Stock and the
                                                    Parity Stock ratably in
                                                    proportion to the total
                                                    amounts to which all holders
                                                    of Series E Preferred Stock
                                                    and the Parity Stock are
                                                    entitled upon liquidation.

Conversion Rights.................................. Holders may convert each share of Series E Preferred
                                                    Stock into 2.5737 shares of
                                                    Common Stock at any time,
                                                    subject to adjustment.

Forced Conversion.................................. From and after July 2, 2006, we have the right to convert
                                                    all (and not less than all)
                                                    shares of Series E Preferred
                                                    Stock each time the Common
                                                    Stock trades at a price per
                                                    share exceeding 250% of the
                                                    then-applicable Conversion
                                                    Price for twenty consecutive
                                                    trading days. Based upon a
                                                    Conversion Price of $8.08
                                                    (as of September 27, 2004),
                                                    from and after July 2, 2006,
                                                    we would have the right to
                                                    convert all (and not less
                                                    than all) shares of Series E
                                                    Preferred Stock each time
                                                    that the Common Stock trades
                                                    at a price per share
                                                    exceeding $20.20 for twenty
                                                    consecutive trading days.

Voting Rights...................................... Each holder of Series E
                                                    Preferred Stock is entitled
                                                    to a number of votes equal
                                                    to the number of shares of
                                                    Common Stock into which that
                                                    holder's shares of Series E
                                                    Preferred Stock are then
                                                    convertible. The Series E
                                                    Preferred Stock votes as a
                                                    single class with the Common
                                                    Stock on all matters
                                                    submitted to stockholders.
                                                    The approval of at least
                                                    fifty percent (50%) of the
                                                    outstanding voting power of
                                                    the Series E Preferred Stock
                                                    is necessary to authorize or
                                                    issue any stock that is
                                                    senior to or on parity with
                                                    the Series E Preferred

                                                    Stock, or effect certain
                                                    mergers or acquisitions
                                                    involving material
                                                    subsidiaries, sales of
                                                    assets in excess of $50
                                                    million, incurrence of
                                                    indebtedness for borrowed
                                                    money in excess of $100
                                                    million.

Accumulated Unpaid Dividends and Interest.......... $4.26 in the aggregate per share of Series E Preferred
                                                    Stock (as of September 27,
                                                    2004). Total accumulated
                                                    unpaid dividends and
                                                    interest on all issued and
                                                    outstanding shares of Series
                                                    E Preferred Stock are
                                                    $67,750,315 as of September
                                                    27, 2004.

                            Series G Preferred Stock

Series G Preferred Shares Outstanding.............. 171.214286 preferred shares
                                                    (as of September 27, 2004)

Junior to Series D Preferred Stock and Series E
   Preferred Stock................................. The Series G Preferred Stock
                                                    ranks junior to the Series D
                                                    Preferred Stock and the
                                                    Series E Preferred Stock
                                                    with respect to dividend
                                                    rights and rights on
                                                    liquidation, dissolution or
                                                    winding up.

Dividends.......................................... Cumulative dividends equal to 12% per annum of the
                                                    Liquidation Preference (as
                                                    defined below). At our
                                                    option, no dividends are
                                                    payable in cash until the
                                                    earlier of redemption or
                                                    liquidation. If we do not
                                                    pay dividends, they
                                                    automatically accrue and are
                                                    added to the Liquidation
                                                    Preference of the Series G
                                                    Preferred Stock. In the
                                                    event of conversion of
                                                    Series G Preferred Stock
                                                    into Common Stock, accrued
                                                    and unpaid dividends are
                                                    applied to increase the
                                                    number of shares of Common
                                                    Stock into which the Series
                                                    G Preferred Stock is
                                                    convertible.

Restriction on Dividends on Common Stock........... If dividends payable on the shares of Series G Preferred
                                                    Stock are not paid in full
                                                    in cash, we may not redeem,
                                                    purchase or acquire stock
                                                    that is junior in rights and
                                                    preferences to the Series G
                                                    Preferred Stock ("Junior
                                                    Stock") in excess of 1
                                                    million shares of Common
                                                    Stock in any 12-month period
                                                    unless all accrued and
                                                    unpaid dividends on the
                                                    Series G Preferred Stock
                                                    have been
                                                    paid or set aside for
                                                    payment and sufficient funds
                                                    for payment of dividends on
                                                    the Series G Preferred have
                                                    been paid or set aside for
                                                    payment.

Optional Redemption................................ Subject to the rights and privileges of the holders of
                                                    the Series D Preferred Stock
                                                    and the Series E Preferred
                                                    Stock, the Series G
                                                    Preferred Stock is
                                                    redeemable at our option at
                                                    any time after September 18,
                                                    2002 at a price per share
                                                    equal to the Liquidation
                                                    Preference, plus accrued and
                                                    unpaid dividends, whether or
                                                    not declared, to the
                                                    redemption date.

Right to Put Series G Preferred Stock on Change in
   Control......................................... Subject to the rights and privileges of the holders of
                                                    the Series D Preferred Stock
                                                    and the Series E Preferred
                                                    Stock, in the event that on
                                                    or prior to July 2, 2006, a
                                                    Change in Control occurs,
                                                    each holder of shares of
                                                    Series G Preferred Stock has
                                                    the option to require us to
                                                    redeem all of such holder's
                                                    Series G Preferred Stock for
                                                    a price equal to 125% of the
                                                    sum of the Liquidation
                                                    Preference and accrued and
                                                    unpaid dividends through the
                                                    redemption date.

Mandatory Redemption............................... Subject to the rights and privileges of the holders of
                                                    the Series D Preferred Stock
                                                    and the Series E Preferred
                                                    Stock, the Series G
                                                    Preferred Stock is
                                                    mandatorily redeemable by us
                                                    on September 18, 2006, at a
                                                    price per share equal to the
                                                    Liquidation Preference plus
                                                    all accrued but unpaid
                                                    dividends, whether or not
                                                    declared, to the redemption
                                                    date.

Liquidation Preference............................. Subject to the rights and privileges of the holders of
                                                    the Series D Preferred Stock
                                                    and the Series E Preferred
                                                    Stock, $100,000.00 per
                                                    share, plus accrued and
                                                    unpaid dividends, prior to
                                                    any payment in respect of
                                                    Junior Stock.

Conversion Rights.................................. Holders may convert each share of Series G Preferred
                                                    Stock into 113,262 shares of
                                                    Common Stock at any time
                                                    (based upon a Conversion
                                                    Price of $1.28, as of
                                                    September 27, 2004).

Automatic Conversion............................... If at any time the Common
                                                    Stock trades at a price per
                                                    share of $10.00 for twenty
                                                    consecutive trading days.
                                                    Based upon a Conversion
                                                    Price of

                                                    $1.28 (as of September 27,
                                                    2004), each share of Series
                                                    G Preferred Stock is
                                                    convertible into
                                                    118,901.6174 shares of
                                                    Common Stock.

Voting Rights...................................... The holders of the Series G
                                                    Preferred Stock are not
                                                    entitled to any voting
                                                    rights, except as required
                                                    by law.

Accumulated Unpaid Dividends and Interest.......... $44,974.90 in the aggregate per share of Series G
                                                    Preferred Stock (as of
                                                    September 27, 2004). Total
                                                    accumulated unpaid dividends
                                                    and interest on all issued
                                                    and outstanding shares of
                                                    Series G Preferred Stock are
                                                    $24,821,153 as of September
                                                    27, 2004.

                         DESCRIPTION OF OUR COMMON STOCK

     We are authorized to issue 150,000,000 shares of Common Stock, of which 38,776,343 shares were outstanding on September 27, 2004. All shares of Common Stock have equal rights to participate in the distribution of assets in the event of a liquidation of Z-Tel, subject to the preferences established on the Preferred Stock. Each holder of Common Stock is entitled to one vote for each share held on all matters submitted to a vote of the stockholders. Common Stock carries no conversion, preemptive or subscription rights and is not subject to redemption. All outstanding shares of Common Stock are fully paid and nonassessable. Although holders of Common Stock are entitled to receive any dividends declared thereon by the Board of Directors out of legally available funds, we have never paid a cash dividend on our Common Stock and are prohibited from doing so by the terms of the agreements governing our indebtedness. As a result, we do not anticipate paying any dividends in the foreseeable future.

     In addition, in our proxy statement to be prepared in connection with the Special Meeting Matters we intend to request that our stockholders authorize our Board of Directors to adopt one of several reverse stock split proposals. If the reverse stock split is approved, the number of outstanding shares of Common Stock outstanding will be reduced, but the number of authorized shares of Common Stock under our charter will not change.

                   MARKET FOR COMMON STOCK AND PREFERRED STOCK

     Our Common Stock currently trades on the Nasdaq SmallCap Market under the symbol "ZTEL." Our Preferred Stock does not trade on an exchange, nor is it listed or quoted on an inter-dealer quotation system. The price ranges presented below for Common Stock represent high and low sale prices for each quarter, as reported by the Nasdaq SmallCap Market. There is no established trading market for the Preferred Stock.

                                                         HIGH             LOW
      2002 (1):
          First Quarter                                 $2.98             $1.25
          Second Quarter                                $2.25             $0.35
          Third Quarter                                 $1.55             $0.41
          Fourth Quarter                                $1.37             $0.70
      2003:
          First Quarter                                 $1.60             $0.60
          Second quarter                                $2.99             $1.58
          Third Quarter                                 $3.25             $1.70
          Fourth Quarter                                $3.08             $1.40
      2004:
          First Quarter                                 $4.79             $2.00
          Second Quarter                                $3.19             $1.25
          Third Quarter                                 $1.41             $0.29
          October 1, 2004 through October 28, 2004      $1.06             $0.33

     (1) Prices for our Common Stock for periods prior to September 10, 2002 represent stock prices on the Nasdaq National Market, the exchange on which our Common Stock was listed prior to such date.


     As of September 27, 2004, there were 229 record holders of Common Shares, 36 record holders of Series D Preferred Shares, 1 record holder of Series E Preferred Shares, and 7 record holders of Series G Preferred Shares.

     By letter dated July 28, 2004, the Nasdaq Stock Market, Inc. notified us that for 10 consecutive days, the market value of our Common Stock on the Nasdaq SmallCap Market was not $35 million or more, as required for continued inclusion on the Nasdaq SmallCap Market by the Nasdaq rules. The market value of our Common Stock remained below the minimum market value, and as a result the Nasdaq staff provided us with written notification that our Common Stock will be delisted. Currently we are appealing the staff's decision to a Listing Qualifications Panel primarily on the basis that we believe, following consummation of the Exchange Offer, that the market value of our Common Stock will substantially exceed the minimum required amount. The Listing Qualifications Panel may not grant our request to defer a determination of delisting until after the Exchange Offer is consummated. In that event our Common Stock will be delisted, our Common Stock will only be traded over the counter on the Nasdaq Bulletin Board and the liquidity and price of our Common Stock may be negatively affected. Even if our request is granted, we may not achieve the necessary market value for our Common Stock following the Exchange Offer or our Common Stock may not maintain the necessary market value for any length of time. If we fail to achieve and maintain the market value for our Common Stock above that required by the Nasdaq rules, our Common Stock will ultimately be delisted from the Nasdaq SmallCap Market.

     We have also been advised by the Nasdaq staff that our Common Stock does not currently meet the minimum bid price per share of $1.00 necessary to maintain listing on the

Nasdaq SmallCap Market as required by the Nasdaq rules. Although we believe that the reverse stock split proposal, if adopted at the Special Meeting, will allow us to regain compliance, we may not achieve the necessary bid price per share following the reverse stock split or our Common Stock may not maintain the necessary minimum bid price for any length of time. If we fail to achieve and maintain a bid price for our Common Stock above that required by the Nasdaq rules, our Common Stock will ultimately be delisted from the Nasdaq SmallCap Market

             MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following discussion summarizes certain material United States ("U.S.") federal income tax consequences to U.S. holders of Preferred Shares who exchange their Preferred Shares for the Exchange Consideration pursuant to the Offer to Exchange. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or different interpretations. Tax consequences that are different from or in addition to those described herein may apply to holders of Preferred Shares who are subject to special treatment under the U.S. federal income tax laws, such as non-U.S. persons, tax-exempt organizations, financial institutions, insurance companies, broker-dealers, U.S. holders whose functional currency is not the U.S. dollar, holders who hold their Preferred Shares as part of a hedge, straddle, wash sale, synthetic security, conversion transaction or other integrated investment comprised of Preferred Shares and one or more other investments, and persons who acquired their shares in compensatory transactions. This discussion does not address non-U.S. or state or local tax considerations.

     The summary of U.S. federal income tax consequences below is for general information only. This discussion is not a substitute for an individual analysis of the tax consequences of the exchange to a particular holder of Preferred Shares. Each holder of Preferred Shares should consult a tax adviser regarding the particular federal, state, local and non-U.S. tax consequences of the exchange in light of such holder's own situation.

     Based upon discussions with our tax counsel, Cahill Gordon & Reindel LLP, we believe that the Offer will qualify as a reorganization under Section 368(a)(1)(E) of the Code. However, we did not seek or obtain any tax opinion with respect to the tax consequences of the Offer. Assuming the Offer qualifies as a reorganization for federal income tax purposes, the following U.S. federal income tax consequences will occur:

     o you will not recognize gain or loss upon the receipt of Common Stock solely in exchange for the face amount of your Preferred Shares pursuant to the Offer to Exchange. However, you will be treated as having received a distribution with respect to your Preferred Shares to the extent Common Stock is received for accrued but unpaid dividends on the Preferred Shares. Common Stock is deemed received for accrued and unpaid dividends only to the extent of the lesser of: 1) the amount by which the fair market value of the aggregate Common Stock received in the exchange exceeds the aggregate issue price of the Preferred Shares surrendered; or 2) the amount of dividends in arrears. Any deemed distribution for accrued dividends will be treated as a taxable dividend (to the extent of our accumulated or current earnings and profits, if any), then as a tax-free return of capital to the extent of your basis in your Preferred Shares, and thereafter as capital gain;

     o the aggregate tax basis of the Common Shares received by you in exchange for your Preferred Shares will be the same as the aggregate tax basis of the Preferred Shares surrendered in exchange, increased by any taxable amounts realized for accrued and unpaid dividends on the Preferred Shares; and

     o the holding period of the Common Shares received tax free by you in exchange for your Preferred Shares will include the holding period of the Preferred Shares surrendered by you, provided that you held such Preferred Shares as capital assets at the effective time of the exchange. The Common Shares received for accrued and unpaid dividends will have a new holding period commencing on the date of the exchange.

                     CERTAIN SECURITIES LAWS CONSIDERATIONS

     All of the Preferred Shares were issued by us in private transactions that were not registered pursuant to the Securities Act, or any state securities laws. The Common Shares to be issued in the Offer to Exchange are being offered pursuant to an exemption from the registration requirements of the Securities Act under Section 3(a)(9) of the Securities Act. Section 3(a)(9) provides for an exemption from registration for any security exchanged by an issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange.

     When securities are exchanged for other securities of an issuer under
Section 3(a)(9), the securities received in essence assume the character of the exchanged securities for purposes of the Securities Act. Accordingly, so long as you are not an "affiliate" of Z-Tel within the meaning of Rule 144 under the Securities Act, if the Preferred Shares that you are tendering are no longer "restricted securities" within the meaning of Rule 144, then the Common Shares issued to you in the Offer to Exchange will not be "restricted shares" within the meaning of Rule 144 under the Securities Act, and such shares will therefore be freely tradeable by you. However, if you tender Preferred Shares that are "restricted securities" within the meaning of Rule 144, the Common Shares you receive in the Offer to Exchange will not be freely tradeable, and any resale would have to comply with applicable exemptions under the securities laws, including without limitation, the provisions of Rule 144(k). If you are an "affiliate" of Z-Tel within the meaning of Rule 144, your Common Stock received in the Offer to Exchange will be subject to certain provisions of Rule 144, even if the Preferred Shares that you are tendering are no longer deemed to be restricted securities, and therefore the Common Stock received by you will not be freely tradeable.

                       INTERESTS OF DIRECTORS AND OFFICERS

     Our officers, directors, and affiliates who are also holders of Preferred Shares will receive the Offer to Exchange and will be eligible to tender their Preferred Shares on the same basis as any other holder of Preferred Shares. Each of The 1818 Fund and Charles D. Hyman have indicated to us that they currently intend to tender all of their Preferred Shares in the Offer to Ex-change. See "Special Factors Relating to the Offer to Exchange--Special Committee of the Board of Directors" and "Security Ownership of Certain Beneficial Owners and Management."

     We are not otherwise aware of any intention to tender or consideration of tendering Preferred Shares on the part of directors, officers or affiliates. Neither we, nor any subsidiary of ours nor, to the best of our knowledge, any of our directors or executive officers, nor any affiliates of any of the foregoing, had any transactions in Preferred Shares during the 60 business days prior to the date hereof.

                               SECURITY OWNERSHIP

     The following table sets forth as of September 27, 2004 (unless otherwise stated and based on 38,776,343 shares of Common Stock outstanding on that date), the number of shares of our Common Stock, our Series D Preferred Stock, our Series E Preferred Stock and our Series G Preferred Stock beneficially owned by:

     o each person who we know to be a beneficial owner of 5% or more of that class or series of stock (based, in part, upon copies of all Schedules 13D and 13G filed with the SEC);

     o    each of our directors;

     o    each of our Named Executive Officers; and

     o    all executive officers and directors as a group.

     Each share of Series D Preferred Stock is currently convertible by its holder into 1.95 shares of Common Stock, each share of Series E Preferred Stock is currently convertible by its holder into 2.01 shares of Common Stock, and each shares of Series G Preferred Stock is currently convertible by its holder into 113,262 shares of Common Stock. Under the rules of the SEC, beneficial ownership of Preferred Stock constitutes beneficial ownership of the amount of Common Stock into which the shares of Preferred Stock are convertible. Beneficial ownership of Common Stock is shown in the table and the portion of that beneficial ownership traceable to beneficial ownership of Preferred Stock is set forth in the footnotes to the table. Shares of Preferred Stock, shown unconverted, are also shown in the table itself.


                Shares Beneficially Owned and Percentage of Class


                                                 Series D              Series E        Series G           Pro Forma     Pro
                              Common            Preferred            Preferred        Preferred            Common      Forma
Beneficial Owner (1)          Stock       %       Stock        %       Stock      %     Stock      %      Stock (19)      %
------------------------    ----------   -----  ----------   ------- ----------- ---  ---------   ----    -----------  ------
D. Gregory Smith(3)         12,834,566   29.25     416,667    10.48           --    --   28.0     16.35    24,687,830    8.96
Carol Jane Smith(3)          5,500,000   14.32          --       --           --    --     --        --     5,500,000    2.01
G/CJ Investments, L.P.(3)    5,500,000   14.32          --       --           --    --     --        --     5,500,000    2.01
Charles D. Hyman(2)(4)         381,376       *      20,833        *           --    --    1.5         *       978,840       *
Buford H. Ortale(5)          2,249,917    5.76     252,667     6.35           --    --     --        --     8,496,449    3.10
Lawrence C. Tucker(6)       28,717,781   42.79          --       --    4,166,667   100  125.0     73.01   133,047,840   47.00
Brown Brothers Harriman &
   Co.(6)                   28,639,482   42.72          --       --    4,166,667   100  125.0     73.01   132,969,814   46.98
Andrew C. Cowen(2)(7)           76,926       *          --       --           --    --     --        --        76,926       *
John K. Aurell(2)(8)           112,368       *          --       --           --    --     --        --       112,368       *


                                      -43-

                                                 Series D              Series E         Series G           Pro Forma     Pro
                              Common            Preferred            Preferred         Preferred            Common      Forma
Beneficial Owner (1)          Stock       %       Stock        %       Stock       %     Stock      %      Stock (19)      %
------------------------    ----------   -----  ----------   ------- -----------  ---  ---------   ----    -----------  ------

Richard F.LaRoche, Jr.(2)(9)    59,984       *          --        --          --   --      --        --        59,984       *
W. Andrew Krusen, Jr.(2)        16,000       *          --        --          --   --      --        --        16,000       *
Douglas W. Jackson(2)(10)      346,094       *          --        --          --   --      --        --       346,094       *
Frank M. Grillo(2)(11)          52,777       *          --        --          --   --      --        --        52,777       *
Horace J. Davis III(2)(12)     365,277       *          --        --          --   --      --        --       365,277       *
John Tomlijanovic(2)(13)        82,498       *          --                    --   --                --        82,498       *
Michael Slauson(2)(14)         257,753       *          --                    --   --                --       257,753       *
Fulmead            Ventures
Limited(15)                  1,794,359    4.46     250,000      6.29          --   --    10.0      5.84     8,491,216    3.10
Richland      Ventures III,
L.P.(16)                     3,308,860    7.93   1,250,000     27.36          --   --      --        --    34,382,611   12.47
Gramercy Z-Tel LLC(17)       2,250,483    5.53     782,225     19.67          --   --      --        --    21,987,040    7.98
-------------------------------------------------------------------------------------------------------------------------------
All directors and officers  30,468,834   44.35      20,833         *   4,166,667  100   126.5     73.88   135,396,357   47.60
     as a group(18)



*    Less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the aggregate number of shares beneficially owned by the individual stockholders and groups of stockholders described above and the percentage ownership of such individuals and groups, shares of common stock subject to convertible securities currently convertible or convertible within 60 days and shares of common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of the date of this chart are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of the other stockholders or groups of stockholders.


(2) The stockholder's address is c/o Z-Tel Technologies, Inc., 601 South Harbour Island Boulevard, Suite 220, Tampa, Florida 33602.


(3) D. Gregory Smith and Carol Jane Smith are husband and wife. The number of shares shown for D. Gregory Smith and for Carol Jane Smith each includes all of the shares held by G/ CJ Investments, L.P., a Delaware limited partnership. G/CJ Investments, Inc., a Delaware corporation established and controlled by Mr. and Mrs. Smith, is the sole general partner of G/CJ Investments, L.P. The share amount also includes 2,051,387 shares for Mr. Smith that are deemed to be beneficially owned by him by virtue of certain stock options that are currently exercisable or become exercisable within 60 days and certain stock purchase warrants. The address of D. Gregory Smith, Carol Jane Smith and G/CJ Investments, L.P. is 300 Delaware Avenue, Suite 900, Wilmington, Delaware 19801.


(4) Common Stock includes 153,313 shares deemed beneficially owned by Mr. Hyman by virtue of certain stock options that are currently exercisable or which become exercisable within 60 days and certain stock purchase warrants.


(5) Common Stock includes 402,955 shares deemed beneficially owned by Mr. Ortale by virtue of certain stock purchase warrants. Ownership deemed owned by Mr. Ortale includes shares owned by Sewanee Ventures and the Ortale Family Foundation over which he has investment power. Mr. Ortale's address is 4410 Gerald Place, Nashville, Tennessee 37205.


(6) According to a Schedule 13D dated November 20, 2000, as amended July 12, 2001, August 3, 2001 and August 26, 2004, filed jointly by Brown Brothers Harriman & Co., The 1818 Fund III, L.P., T. Michael Long and Lawrence C. Tucker, each of the joint filers has shared voting and dispositive power with respect to all of the shares shown, except that Mr. Tucker's shares include 78,026 shares deemed beneficially owned by him by virtue of certain stock options currently exercisable or which become exercisable within 60 days. Of the shares of common stock shown for Mr. Tucker and Brown Brothers Harriman & Co., 9,610,116 shares are deemed to be beneficially owned by virtue of certain stock purchase warrants (excluding the 78,026 additional shares beneficially owned by Mr. Tucker). The address of Brown Brothers Harriman & Co., The 1818 Fund III, L.P., T. Michael Long and Lawrence C. Tucker is 140 Broadway, New York, New York 10005.


(7) Common Stock includes 76,926 shares deemed beneficially owed by Mr. Cowen by virtue of certain stock options that are currently exercisable or which become exercisable within 60 days.


(8) Common Stock includes 76,095 shares deemed beneficially owned by Mr. Aurell by virtue of certain stock options that are currently exercisable or which become exercisable within 60 days.


(9) Common Stock includes 28,049 shares deemed beneficially owned by Mr. LaRoche by virtue of certain stock options that are currently exercisable or which become exercisable within 60 days.


(10) Common Stock includes 320,444 shares deemed beneficially owned by Mr. Jackson by virtue of certain stock options that are currently exercisable or which become exercisable within 60 days.


(11) Common Stock includes 52,777 shares deemed beneficially owned by Mr. Grillo by virtue of certain stock options that are currently exercisable or which become exercisable within 60 days.

(12) Common Stock includes 340,277 shares deemed beneficially owned by Mr. Davis by virtue of certain stock options that are currently exercisable or which become exercisable within 60 days.


(13) Common Stock includes 57,498 shares deemed beneficially owned by Mr. Tomljanovic by virtue of certain stock options that are currently exercisable or which become exercisable within 60 days.


(14) Common Stock includes 216,944 shares deemed beneficially owned by Mr. Slauson by virtue of certain stock options that are currently exercisable or which become exercisable within 60 days.


(15) This information is derived in part from a Schedule 13D dated February 8, 2000, as amended February 15, 2002, July 9, 2003, February 18, 2004 and September 13, 2004, filed jointly by Professional Holdings Limited, The Mayer Trust, Mutual Trust Management (Jersey) Limited, MTM Trustees Limited, MTM Nominees Limited, MTM Investments Limited, Michael Cordwell and Fulmead Ventures Limited. Each of these parties reports to have shared voting and dispositive power with respect to all of the shares shown. Eduard J. Mayer, beneficiary of The Mayer Trust disclaims beneficial ownership of the shares shown. The common shares shown include 453,947 shares deemed beneficially owned by virtue of certain stock purchase warrants. The address of the foregoing persons is 36 Hilgrove Street, St. Helier, Jersey JE4 8TR Channel Islands.


(16) Of the shares of Common Stock shown, 2,269,736 are deemed to be beneficially owned by virtue of warrants exercisable into shares of our Common Stock. The address of Richland Ventures III, L.P. is 200 31st Avenue North, Suite 200, Nashville, TN 37203.


(17) Of the shares of Common Stock shown, 1,891,446 shares are deemed to be beneficially owned by virtue of warrants exercisable convertible into shares of our Common Stock. The address of Gramercy is c/o Onex Corporation, 161 Bay Street, P.O. Box 700, Toronto, Ontario CANADA M5J 2S1.


(18) Common Stock includes 11,010,738 shares deemed beneficially owned by virtue of certain stock options that are currently exercisable or which become exercisable within 60 days and certain stock purchase warrants.

(19) The pro forma share ownership data presents the effect of the Exchange Offer assuming all of our outstanding Preferred Shares are exchanged for the Exchange Consideration, after giving effect to which we would have no shares of Preferred Stock outstanding.



                       AGREEMENTS INVOLVING OUR SECURITIES

     On November 10, 2000, we entered into a registration rights agreement with The 1818 Fund. Under the registration rights agreement, we agreed that, upon the request of The 1818 Fund, we would file on one occasion a shelf registration statement under the Securities Act registering the resale of (i) all Common Shares issued to The 1818 Fund upon the conversion of the Series E Preferred Stock and Series G Preferred Stock, (ii) all Common Shares issued to The 1818 Fund pursuant to previously issued warrants, and (iii) any other Common Shares otherwise owned by The 1818 Fund. The Registration Rights Agreements also give The 1818 Fund piggyback registration rights with respect to other registrations of Z-Tel's Common Stock. Because The 1818 Fund has not yet exercised its rights under the registration rights agreement, The 1818 Fund will, following the Offer, continue to have the right to request that a shelf registration statement be filed by us.

                   CERTAIN LEGAL MATTERS; REGULATORY APPROVALS

     We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our repurchase of the Preferred Stock as contemplated herein or of any approval or other action by any government or governmental, administrative, or regulatory authority or agency, domestic or foreign, that would be required for the repurchase of Preferred Stock by us as contemplated herein. Should any such approval or other action be required, we presently contemplate that such approval or other action will be sought. We are unable to predict whether we will be required to delay the acceptance for exchange of or exchange of Preferred Stock tendered pursuant to the Offer to Exchange pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions, or that the failure to obtain any such approval or other action might not result in adverse consequences to our business. Our obligations under the Offer to accept for exchange and exchange Preferred Shares are subject to certain conditions. See "The Offer to Exchange--Conditions."

                                FEES AND EXPENSES

     Under the terms of an engagement letter dated July 6, 2004, we paid Morgan Keegan a $50,000 retainer and have agreed to pay Morgan Keegan an additional $25,000 in connection with the delivery of its fairness opinion. We expect that payments to Morgan Keegan for other financial advisory services contemplated by the engagement letter will not exceed $100,000. We have also agreed to reimburse Morgan Keegan for its reasonable out-of-pocket expenses incurred in connection with the engagement, including attorneys' fees, and to indemnify Morgan Keegan and its respective related parties from and against certain liabilities, including liabilities under the federal securities laws.

     We will not pay fees or commissions to any broker, dealer or other person for soliciting tenders of Preferred Stock pursuant to the Offer. We will, however, upon request, reimburse brokers, dealers and commercial banks for customary mailing and handling expenses incurred by such persons in forwarding the Offer to Exchange and related materials to the beneficial owners of Preferred Stock held by any such person as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as our agent for purposes of the Offer.

     We will pay or cause to be paid all stock transfer taxes, if any, on the exchange of Preferred Stock except as otherwise provided in Instruction 6 in the Letter of Transmittal. All fees and expenses attributable to the Offer will be paid by us.

                              INDEPENDENT AUDITORS

     Our annual consolidated financial statements incorporated by reference hereto from our Annual Reports of Form 10-K for the years ended December 31, 2002 and 2003, have been audited by PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, as stated in their reports also incorporated by reference herein.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     We are incorporating by reference into this Offer to Exchange the following documents filed by us with the SEC:

     o Annual Report on Form 10-K for the fiscal year ended December 31, 2003;

     o    Quarterly Report on Form 10-Q for the quarter ended March 31, 2004;

     o    Quarterly Report on Form 10-Q for the quarter ended June 30, 2004;

     o    Quarterly Report on Form 10-Q for the quarter ended June 30, 2004;

     o    Definitive Proxy Statement on Schedule 14A filed on April 29, 2004;

     o Current Report on Form 8-K filed on February 20, 2004 (including amendment filed on same date);

     o    Current Report on Form 8-K filed on May 13, 2004;

     o    Current Report on Form 8-K filed on June 14, 2004;

     o    Current Report on Form 8-K filed on July 2, 2004;

     o    Current Report on Form 8-K filed on August 2, 2004;

     o    Current Report on Form 8-K filed on August 10, 2004;

     o    Current Report on Form 8-K filed on August 26, 2004;

     o    Current Report on Form 8-K filed on September 1, 2004;

     o    Current Report on Form 8-K filed on September 7, 2004;

     o    Current Report on Form 8-KA filed on October 6, 2004;

     o    Current Report on Form 8-K filed on October 12, 2004; and

     o    Current Report on Form 8-K filed on October 13, 2004.

     The information incorporated herein by reference is considered to be part of this Offer to Exchange and later information that we file with the SEC will automatically update and supersede this information.

     You may obtain a copy of these filings at no cost by writing or telephoning us at:

                  Z-Tel Technologies, Inc.
                  Attention:  Andrew L. Graham, Esq.
                  601 South Harbour Island Boulevard,
                  Suite 220, Tampa, Florida  33602
                  (813) 273-6261

                                  MISCELLANEOUS

     We are not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the Offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Preferred Stock residing in such jurisdiction. In any jurisdiction where the securities or blue sky laws of which require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on our behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

     Pursuant to Rule 13e-4 of the General Rules and Regulations under the Exchange Act, we have filed with the SEC an Issuer Tender Offer Statement on Schedule TO that contains additional information with respect to the Offer. Such Schedule TO, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth under the caption "Where You Can Find More Information."

     No person has been authorized to give any information or make any representation on our behalf in connection with the offer other than those contained in this Offer to Exchange or in the Letter of Transmittal. If given or made, such information or representation must not be relied upon as having been authorized by us.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain further information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our filings are also available to the public over the Internet at the SEC's website at http://www.sec.gov.

        The Exchange and Information Agent for the Offer to Exchange is:

                                Andrew L. Graham
                                Corporate Counsel
                            Z-Tel Technologies, Inc.
                         601 South Harbour Island Blvd.
                                    Suite 220
                                 Tampa, FL 33602

                            Telephone: (813) 233-4567
                            Facsimile: (813) 233-4623


Additional copies of the Offer to Exchange, the Letter of Transmittal or other tender offer materials may be obtained from the Exchange and Information Agent and will be furnished at our expense. Questions and requests for assistance may be directed to the Exchange and Information Agent as set forth above. Holders also may contact their local broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                                                               Exhibit (a)(1)(B)


                              LETTER OF TRANSMITTAL
                          To Tender Preferred Shares of
      Series D Convertible Preferred Stock (the "Series D Preferred Stock")
    8% Convertible Preferred Stock, Series E (the "Series E Preferred Stock")
           12% Junior Redeemable Convertible Preferred Stock, Series G
 (the "Series G Preferred Stock" and, together with the Series D Preferred Stock and the Series E Preferred Stock, the "Preferred Shares")
                           for shares of common stock
                                       of
                            Z-Tel Technologies, Inc.
                    Pursuant to the Amended Offer to Exchange
                             Dated October 28, 2004
                                       by
                            Z-Tel Technologies, Inc.


--------------------------------------------------------------------------------
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P. M., NEW YORK CITY TIME,
                      ON MONDAY, NOVEMBER 29, 2004, UNLESS
                              THE OFFER IS EXTENDED
                            (THE "EXPIRATION DATE").
--------------------------------------------------------------------------------

               The Exchange and Information Agent for the Offer is

                                Andrew L. Graham
                                Corporate Counsel
                           Z-Tel Communications, Inc.
                         601 South Harbour Island Blvd.
                                    Suite 220
                                 Tampa, FL 33602

                            Telephone: (813) 233-4567
                            Facsimile: (813) 233-4623

                              --------------------

     DELIVERY OF THIS LETTER OF TRANSMITTAL (THE "LETTER OF TRANSMITTAL") TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE, OR TRANSMISSION OF INSTRUCTIONS VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE, DOES NOT CONSTITUTE A VALID DELIVERY TO THE EXCHANGE AGENT. YOU MUST SIGN THIS LETTER OF TRANSMITTAL WHERE INDICATED BELOW AND COMPLETE THE SUBSTITUTE FORM W-9 BELOW.

     THE INSTRUCTIONS CONTAINED WITHIN THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED. TO THE EXTENT THERE ARE ANY CONFLICTS BETWEEN THE TERMS AND CONDITIONS OF THIS LETTER OF TRANSMITTAL AND THE TERMS AND CONDITIONS OF THE AMENDED OFFER TO EXCHANGE, THE TERMS AND CONDITIONS OF THE AMENDED OFFER TO EXCHANGE SHALL CONTROL.



                                      DESCRIPTION OF PREFERRED SHARES TENDERED
----------------------------------------------------------------------------------------------------------------------
    Name(s) and Addresses(es) of Registered Holder(s)
 (Please fill in, if blank, exactly as name(s) appear(s)         Certificate(s) and Preferred Share(s) Tendered
         on the Preferred Shares Certificate(s))                     (Attach additional list if necessary)
---------------------------------------------------------- -----------------------------------------------------------
                                                                                     Number of
                                                                                 Preferred Shares       Number of
                                                               Certificate        Represented by    Preferred Shares
                                                                Number(s)*        Certificate(s)        Tendered*
---------------------------------------------------------- --------------------- ------------------ ------------------

---------------------------------------------------------- --------------------- ------------------ ------------------

---------------------------------------------------------- --------------------- ------------------ ------------------

---------------------------------------------------------- --------------------- ------------------ ------------------

---------------------------------------------------------- --------------------- ------------------ ------------------

---------------------------------------------------------- --------------------- ------------------ ------------------

---------------------------------------------------------- --------------------- ------------------ ------------------

---------------------------------------------------------- --------------------- ------------------ ------------------

---------------------------------------------------------- --------------------- ------------------ ------------------
                                 Total Preferred
                                     Shares
----------------------------------------------------------------------------------------------------------------------
   * Unless otherwise indicated, it will be assumed that all Preferred Shares represented by any Certificates delivered to the Exchange and Information
     Agent are being tendered. See Instruction 4.
----------------------------------------------------------------------------------------------------------------------


        IF CERTIFICATES HAVE BEEN LOST OR DESTROYED, SEE INSTRUCTION 11.

         This Letter of Transmittal is to be completed by holders of Preferred Shares of Z-Tel Technologies, Inc., (the "Stockholders") and certificates evidencing its Series D Preferred Stock, Series E Preferred Stock or, Series G Preferred Stock are to be forwarded herewith.

         Stockholders whose Certificates are not immediately available or who cannot deliver their Certificates and all other required documents to the Exchange and Information Agent prior to the Expiration Date (as defined in the Amended Offer to Exchange) must tender their Preferred Shares according to the guaranteed delivery procedures set forth in "The Offer to Exchange - Guaranteed Delivery Procedures" of the Offer to Exchange. See Instruction 2 hereof.

                    NOTE: SIGNATURES MUST BE PROVIDED BELOW.
                     PLEASE READ THE INSTRUCTIONS CAREFULLY.

Ladies and Gentlemen:

     The undersigned hereby tenders to Z-Tel Technologies, Inc., a Delaware corporation ("Z-Tel"), the above-described Preferred Shares, each in exchange for consideration ("Exchange Consideration"), consisting of shares of Common Stock, $0.01 par value per share (the "Common Shares"), pursuant to and as described in the Amended Offer to Exchange, dated October 28, 2004 (the "Offer to Exchange") and this Letter of Transmittal (which together with the Offer to Exchange constitute the "Offer"). Receipt of the Offer to Exchange is hereby acknowledged.

     Subject to, and effective upon, acceptance for exchange of all or any portion of the Preferred Shares tendered herewith in accordance with the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms or conditions of any such extension or amendment), the undersigned hereby sells, assigns and transfers to, or upon the order of, Z-Tel all right, title and interest in and to all of the Preferred Shares that are being tendered hereby and irrevocably constitutes and appoints the Exchange and Information Agent the true and lawful agent and attorney-in-fact of the undersigned with respect to such Preferred Shares, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to (i) deliver Certificates evidencing such Preferred Shares, with all accompanying evidences of transfer and authenticity to, or upon the order of Z-Tel, (ii) present such Preferred Shares for transfer on the books of Z-Tel and (iii) receive all benefits and otherwise exercise all rights of beneficial ownership of such Preferred Shares, all in accordance with the terms and subject to the conditions of the Offer.

     The undersigned hereby represents and warrants that the undersigned has full power and authority to tender, sell, assign and transfer the Preferred Shares tendered hereby, that the undersigned owns the Preferred Shares tendered hereby within the meaning of Rule 14e-4 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that the tender of the tendered Preferred Shares complies with Rule 14e-4 under the Exchange Act, and that when the same are accepted for exchange by Z-Tel, Z-Tel will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and the same will not be subject to any adverse claims. The undersigned will, upon request, execute and deliver any additional documents deemed by the Exchange and Information Agent or Z-Tel to be necessary or desirable to complete the sale, assignment and transfer of the Preferred Shares tendered.

     All authority conferred or agreed to be conferred in this Letter of Transmittal shall be binding upon the successors, assigns, heirs, executors, administrators and legal representatives of the undersigned and shall not be affected by, and shall survive, the death or incapacity of the undersigned. Except as stated in the Offer to Exchange, this tender is irrevocable.

     The undersigned understands that the valid tender of the Preferred Shares pursuant to any one of the procedures described in "The Offer to Exchange" of the Offer to Exchange and in the Instructions hereto will constitute a binding agreement between the undersigned and Z-Tel upon the terms and subject to the conditions of the Offer to Exchange (and if the Offer to Exchange is extended or amended, the terms or conditions of any such extension or amendment). Without limiting the foregoing, if the Exchange Ratio (as defined in the Offer to Exchange) to be offered in the Offer to Exchange is amended, the Exchange Ratio to be given to the undersigned will be the amended Exchange Ratio notwithstanding the fact that a different Exchange Ratio is stated in this Letter of Transmittal. The undersigned recognizes that under certain circumstances set forth in the Offer to Exchange, Z-Tel may not be required to accept for exchange any of the Preferred Shares tendered hereby.

     Unless otherwise indicated under "Special Issuance Instructions," please issue the Exchange Consideration exchanged for pursuant to the Offer to Exchange and/or return any certificates for Preferred Shares not tendered or accepted for exchange in the name(s) of the registered holder(s) appearing above under "Description of Preferred Shares Tendered." Similarly, unless otherwise indicated under "Special Delivery Instructions," please mail the Exchange Consideration exchanged for pursuant to the Offer to Exchange and/or return any certificates for Preferred Shares not tendered or not accepted for exchange (and any accompanying documents, as appropriate) to the address(es) of the registered holder(s) appearing above under "Description of Preferred Shares Tendered." In the event that the boxes entitled "Special Issuance Instructions" and "Special Delivery Instructions" below are both completed, please issue the Exchange Consideration exchanged for pursuant to the Offer to Exchange and/or return any certificates evidencing Preferred Shares not tendered or not accepted for exchange (and any accompanying documents, as appropriate) in the name(s) of, and deliver such check and/or return any such certificates (and any accompanying documents, as appropriate) to, the person(s) so indicated. The undersigned recognizes that Z-Tel has no obligation, pursuant to the "Special Issuance Instructions," to transfer any Preferred Shares from the name of the registered holder thereof if Z-Tel does not accept for exchange any of the Preferred Shares so tendered.

         Dividends on the Preferred Shares accrue at the rate of 8% per annum in the case of the Series D Preferred Stock and the Series E Preferred Stock and 12% per annum in the case of the Series G Preferred Stock. If you exchange your Preferred Shares in the Offer to Exchange, you will forfeit the dividend that has accrued on your Preferred Shares since September 30, 2004, the last payment date for dividends on the Preferred Shares.


---------------------------------------------------------- -- -------------------------------------------------------
              SPECIAL PAYMENT INSTRUCTIONS                                SPECIAL DELIVERY INSTRUCTIONS
            (See Instructions 1, 5, 6 and 7)                             (See Instructions 1, 5, 6 and 7)

   To be completed ONLY if Certificates for Pre-              To be completed ONLY if Certificates for Preferred
ferred Shares not tendered or not accepted for ex-            Shares not tendered or not accepted for exchange, or
change, or Exchange Consideration if issued pursuant          Consideration if issued pursuant to the to Exchange,
to the Offer Exchange, are to be issued in the name           are to be sent to someone other than the undersigned
of someone other than the undersigned.                        or to the undersigned at an address other than that
                                                              shown above.

Issue:  |_| Exchange Consideration
and/or  |_|  Preferred Stock                                  Mail:  |_|  Exchange Consideration
Certificate(s) to:                                            and/or |_|  Preferred Stock
                                                              Certificate(s) to:

Name________________________________________________          Name__________________________________________________
                       (Please Print)                                                (Please Print)

Address_____________________________________________          Address_______________________________________________

____________________________________________________          ______________________________________________________

____________________________________________________          ______________________________________________________
                                         (Zip Code)                                                       (Zip Code)

____________________________________________________          ______________________________________________________
    (Taxpayer Identification or Social Security No.)             (Taxpayer Identification or Social Security No.)

           (Also Complete Substitute Form W-9)                             (Also Complete Substitute Form W-9)



---------------------------------------------------------- -- -------------------------------------------------------


--------------------------------------------------------------------------------
                                    SIGN HERE
                    (Also Complete Substitute Form W-9 Below)

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                         Signature(s) of Stockholder(s)

Name(s):
        ------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                 (Please Print)


Capacity (Full Title):
                      ----------------------------------------------------------

Address:
        ------------------------------------------------------------------------

        ------------------------------------------------------------------------
                                     (Include Zip Code)


Area Code and Telephone Number:_________________________________________________

Taxpayer Identification or Social Security Number:______________________________
                                                  (See Substitute Form W-9)


Dated:______________________________

Must be signed by the registered holder(s) exactly as name(s) appear(s) on the stock certificate(s) or on a security position listing or by person(s) authorized to become registered holder(s) by certificates and documents transmitted herewith. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or other person acting in a fiduciary or representative capacity, please set forth full title and see Instruction 5.)

                            GUARANTEE OF SIGNATURE(S)
                           (See Instructions 1 and 5)

FOR USE BY FINANCIAL INSTITUTIONS ONLY.  PLEASE PLACE MEDALLION GUARANTEE BELOW.

Authorized Signature(s):________________________________________________________

Name:___________________________________________________________________________

________________________________________________________________________________
                                 (Please Print)


Name of Firm:___________________________________________________________________
                               (Include Zip Code)


Area Code and Telephone Number:_________________________________________________

Dated:_________________________________

--------------------------------------------------------------------------------

                                  INSTRUCTIONS

              FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

     1. Guarantee of Signatures. No signature guarantee is required on this Letter of Transmittal if (a) this Letter of Transmittal is signed by the registered holder(s) of Preferred Shares tendered herewith, unless such registered holder(s) has completed either the box entitled "Special Issuance Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal; or (b) if such Preferred Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (each, an "Eligible Institution"). In all other cases, all signatures on this Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 5.

     2. Delivery of Letter of Transmittal and Preferred Shares; Guaranteed Delivery Procedures. This Letter of Transmittal is to be completed by stockholders of Z-Tel in order to participate in the Offer to Exchange. For a stockholder to validly tender Preferred Shares pursuant to the Offer to Exchange, either (a) a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees and any other required documents, must be received by the Exchange and Information Agent at one of its addresses set forth herein prior to the Expiration Date and certificates for tendered Preferred Shares must be received by the Exchange and Information Agent at one of such addresses prior to the Expiration Date; or (b) the tendering stockholder must comply with the guaranteed delivery procedures set forth herein and in "The Offer to Exchange - Guaranteed Delivery Procedures" of the Offer to Exchange.

     Stockholders whose certificates for Preferred Shares are not immediately available or who cannot deliver their certificates and all other required documents to the Exchange and Information Agent prior to the Expiration Date may tender their Preferred Shares by properly completing and duly executing the Notice of Guaranteed Delivery pursuant to the guaranteed delivery procedure set forth herein and in "The Offer to Exchange - Guaranteed Delivery Procedures" of the Offer to Exchange.

     Pursuant to such guaranteed delivery procedures, (a) such tender must be made by or through an Eligible Institution; (b) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Z-Tel, must be received by the Exchange and Information Agent prior to the Expiration Date; and (c) the certificates for all tendered Preferred Shares, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or a facsimile thereof), with any required signature guarantees and any other required documents must be received by the Exchange and Information Agent within three trading days after the date of execution of such Notice of Guaranteed Delivery. A "trading day" is any day on which the Nasdaq Stock Market is open for business.

     The signatures on this Letter of Transmittal cover the Preferred Shares tendered hereby.

     THE METHOD OF DELIVERY OF THE PREFERRED SHARES, THIS LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. THE PREFERRED SHARES WILL BE DEEMED DELIVERED ONLY WHEN ACTUALLY RECEIVED BY THE EXCHANGE AGENT. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

     No alternative, conditional or contingent tenders will be accepted. All tendering stockholders, by executing this Letter of Transmittal (or facsimile thereof), waive any right to receive any notice of acceptance of their Preferred Shares for exchange.

     3. Inadequate Space. If the space provided herein is inadequate, the information required under "Description of Preferred Shares Tendered" should be listed on a separate signed schedule and attached hereto.

     4. Partial Tenders. If less than all of the Preferred Shares represented by any Certificates delivered to the Exchange and Information Agent herewith are to be tendered hereby, fill in the number of Preferred Shares which are to be tendered in the box entitled "Number of Preferred Shares Tendered." In such case, a new Certificate(s) for the remainder of the Preferred Shares that were evidenced by the old Certificates will be sent, without expense, to the person(s) signing this Letter of Transmittal, unless otherwise provided in the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on this Letter of Transmittal, as soon as practicable after the Expiration Date. All Preferred Shares represented by Certificate(s) delivered to the Exchange and Information Agent will be deemed to have been tendered unless otherwise indicated.

     5. Signatures on Letter of Transmittal, Instruments of Transfer and Endorsements. If this Letter of Transmittal is signed by the registered holder(s) of the Preferred Shares tendered hereby, the signature(s) must correspond exactly with the name(s) as written on the face of the Certificate(s) without alteration, enlargement or any change whatsoever.

     If any of the Preferred Shares tendered hereby are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

     If any of the tendered Preferred Shares are registered in different names on several Certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of Certificates.

     If this Letter of Transmittal is signed by the registered holder(s) of the Preferred Shares listed and transmitted hereby, no endorsements of Certificates or separate instruments of transfer are required unless payment is to be made, or Certificates not tendered or not purchased are to be issued or returned, to a person other than the registered holder(s).

     If this Letter of Transmittal or any certificates or instruments of transfer are signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and proper evidence satisfactory to Z-Tel of such person's authority to so act must be submitted.

         If this Letter of Transmittal is signed by a person other than the registered holder(s) of the Preferred Shares evidenced by the Certificate(s) listed and transmitted hereby, or if payment is to be made, or any Certificate(s) not tendered or not purchased are to be issued or returned, to a person other than the registered holder(s), the Certificate(s) must be endorsed or accompanied by appropriate instruments of transfer, in either case signed exactly as the name(s) of the registered holder(s) appear(s) on the Certificates. Signature(s) on such Certificate(s) and such endorsements or instruments of transfer must be guaranteed by an Eligible Institution.

     6. Transfer Taxes. Except as set forth in this Instruction 6, Z-Tel will pay or cause to be paid any transfer taxes required to be paid by it with respect to the transfer and sale of purchased Preferred Shares to it or its order pursuant to the Offer. If, however, payment of the purchase price is to be made to, or (in the circumstances permitted hereby) if Certificate(s) for Preferred Shares not tendered or not purchased are to be registered in the name of, any person other than the registered holder(s), or if tendered Certificate(s) are registered in the name of any person other than the person(s) signing this Letter of Transmittal, the amount of any transfer taxes (whether imposed on the registered holder(s) or such persons) payable on account of the transfer to such person will not be the responsibility of Z-Tel and may be deducted from the purchase price unless satisfactory evidence of the payment of such taxes or exemption therefrom is submitted herewith.

     Except as provided in this Instruction 6, it will not be necessary for transfer tax stamps to be affixed to the Certificates listed in this Letter of Transmittal.

     7. Special Payment and Delivery Instructions. If any Exchange Consideration exchanged for any Preferred Shares tendered are to be issued in the name of, and/or Preferred Share certificates for Preferred Shares not accepted for payment or not tendered are to be issued in the name of and/or returned to, a person other than the signer of this Letter of Transmittal, and/or such certificates are to be returned to a person other than the signer of this Letter of Transmittal, or to an address other than that shown above, the appropriate boxes on this Letter of Transmittal should be completed.

     8. Requests for Assistance or Additional Copies. Questions and requests for assistance may be directed to the Exchange and Information Agent at its address or telephone number set forth below. Requests for additional copies of the Offer to Exchange, this Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Exchange and Information Agent or brokers, dealers, commercial banks and trust companies.

     9. Waiver of Conditions. The conditions of the Offer may be waived by Z-Tel, in whole or in part, at any time or from time to time, at Z-Tel's sole discretion, subject to the terms of the Offer.

     10. Backup Withholding Tax. In order to avoid "backup withholding" of federal income tax on payments of cash pursuant to the Offer to Exchange, a stockholder surrendering Preferred Shares in the Offer to Exchange must, unless an exemption applies, provide the Exchange and Information Agent with such stockholder's correct taxpayer identification number ("TIN") on Substitute Form W-9 in this Letter of Transmittal and certify, under penalties of perjury, that such TIN is correct and that such stockholder is not subject to backup withholding.

     Backup withholding is not an additional income tax. Rather, the amount of the backup withholding can be credited against the federal income tax liability of the person subject to the backup withholding, provided that the required information is given to the IRS. If backup withholding results in an overpayment of tax, a refund can be obtained by the stockholder upon filing an income tax return.

     The stockholder is required to give the Exchange and Information Agent the TIN (i.e., social security number or employer identification number) of the record owner of the Preferred Shares. If the Preferred Shares are held in more than one name or are not in the name of the actual owner, consult the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for additional guidance on which number to report.

     If the tendering stockholder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future, the stockholder or other payee must also complete the Certificate of Awaiting Taxpayer Identification Number below in order to avoid backup withholding. Notwithstanding that the Certificate of Awaiting Taxpayer Identification Number is completed, the Exchange and Information Agent will withhold 28% on all payments made prior to the time a properly certified TIN is provided to the Exchange and Information Agent. However, such amounts will be refunded to such stockholder if a TIN is provided to the Exchange and Information Agent within 60 days.

     Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. Noncorporate foreign stockholders should complete and sign the main signature form and a Form W-8, Certificate of Foreign Status, a copy of which may be obtained from the Exchange and Information Agent, in order to avoid backup withholding. See the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for more instructions.

     11. Lost or Destroyed Certificates. If any Certificate has been lost or destroyed, the holder should promptly notify the Exchange and Information Agent. The holder will then be instructed as to the procedure to be followed in order to replace the Certificate. This Letter of Transmittal and related documents cannot be processed until the procedures for replacing lost or destroyed Certificate have been followed.

IMPORTANT: THIS LETTER OF TRANSMITTAL (OR FACSIMILE HEREOF) TOGETHER WITH ANY REQUIRED SIGNATURE GUARANTEES, AND ANY OTHER REQUIRED DOCUMENTS, MUST BE RECEIVED BY THE EXCHANGE AGENT PRIOR TO THE EXPIRATION DATE AND EITHER CERTIFICATES FOR TENDERED PREFERRED SHARES MUST BE RECEIVED BY THE EXCHANGE AGENT PRIOR TO THE EXPIRATION DATE, OR THE TENDERING STOCKHOLDER MUST COMPLY WITH THE PROCEDURES FOR GUARANTEED DELIVERY.

                            IMPORTANT TAX INFORMATION

     Under Federal income tax law, a stockholder whose tendered Preferred Shares are accepted for payment is required to provide the Exchange and Information Agent with such stockholder's correct TIN on Substitute Form W-9 below. If such stockholder is an individual, the TIN is his social security number. If a tendering stockholder is subject to backup withholding, such stockholder must cross out item (2) of the Certification box on the Substitute Form W-9. If the Exchange and Information Agent is not provided with the correct TIN, the stockholder may be subject to a $50 penalty imposed by the Internal Revenue Service. In addition, any payments that are made to such stockholder with respect to Preferred Shares exchanged pursuant to the Offer to Exchange may be subject to backup withholding.

     Certain stockholders (including, among others, all corporations, and certain foreign individuals) are not subject to these backup withholding and reporting requirements. In order for a foreign individual to qualify as an exempt recipient, that stockholder must submit a statement, signed under penalties of perjury, attesting to that individual's exempt status. Such statements can be obtained from the Exchange and Information Agent. Exempt stockholders, other than foreign individuals, should furnish their TIN, write "Exempt" on the face of the Substitute Form W-9 below, and sign, date and return the Substitute Form W-9 to the Exchange and Information Agent. See the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional instructions.

     If backup withholding applies, the Exchange and Information Agent is required to withhold 28% of any payments made to the stockholder. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained from the Internal Revenue Service.

Purpose of Substitute Form W-9

     To prevent backup withholding on any payments that are made to a stockholder with respect to Preferred Shares exchanged pursuant to the Offer to Exchange, the stockholder is required to notify the Exchange and Information Agent of such stockholder's correct taxpayer identification number by completing the form contained herein certifying that the TIN provided on Substitute Form W-9 is correct (or that such stockholder is awaiting a TIN).

What Number to Give the Exchange and Information Agent

     The stockholder is required to give the Exchange and Information Agent the social security number or employer identification number of the record owner of the Preferred Shares. If the Preferred Shares are in more than one name or are not in the name of the actual owner, consult the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional guidance on which number to report. If the tendering stockholder has not been issued a TIN and has applied for a number or intends to apply for a number in the near future, such stockholder should write "Applied For" in the space provided for in the TIN in Part I, and sign and date the Substitute Form W-9. If "Applied For" is written in Part I and the Exchange and Information Agent is not provided with a TIN within 60 days, the Exchange and Information Agent will withhold 28% on all payments of the purchase price until a TIN is provided to the Exchange and Information Agent.


                           PAYER'S NAME: [Depositary]

-------------------------------- ---------------------------------------------- --------------------------------------
                                 Part I--PLEASE PROVIDE YOUR TIN IN THE BOX AT   TIN:
                                                                                      -------------------------------
SUBSTITUTE                       RIGHT AND CERTIFY BY SIGNING AND DATING                 Social Security Number
Form W-9                         BELOW.                                             or Employer Identification Number

Department of the                Part II--For Payees exempt from backup
Treasury Internal                withholding, see the enclosed Guidelines for
Revenue Service                  Certification of Taxpayer Identification Number
                                 on Substitute Form W-9 and complete as
Payor's Request                  instructed therein.
for Taxpayer
Identification                   Certification--UNDER THE PENALTIES OF PERJURY, I CERTIFY THAT:
Number ("TIN")                   Part III--
and Certification                (1)  The number shown on this form is my correct TIN
                                      (or I am waiting for a number
                                      to be issued to me); and
                                 (2)  I am not subject to backup withholding
                                      because (a) I am exempt from backup
                                      withholding, (b) I have not been notified
                                      by the Internal Revenue Service (the
                                      "IRS") that I am subject to backup
                                      withholding as a result of a failure to
                                      report all interest or dividends or (c)
                                      the IRS has notified me that I am no
                                      longer subject to backup withholding.


                                 SIGNATURE:                                           DATE:                 , 1997
                                            ----------------------------------------        ---------------

-------------------------------- -------------------------------------------------------------------------------------


     Certification Instructions -- You must cross out item (2) of Part III above if you have been notified by the IRS that you are subject to backup withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding, you received another notification from the IRS that you were no longer subject to backup withholding, do not cross out item (2) of Part III. (Also see the instructions in the enclosed Guidelines.)

NOTE: FAILURE TO COMPLETE AND RETURN THIS SUBSTITUTE FORM W-9 MAY RESULT IN BACKUP WITHHOLDING OF 28% OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE OFFER. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.

        YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU ARE AWAITING YOUR
        TIN.

--------------------------------------------------------------------------------

             CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

   I certify under penalties of perjury that a TIN has not been issued to me, and either (1) I have mailed or delivered an application to receive a TIN to the appropriate IRS Center or Social Security Administration Officer or (2) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, 28% of all payments pursuant to the Offer made to me thereafter will be withheld until I provide a number.


SIGNATURE:                                              DATE:
           -------------------------------------------         -------------

                                                               Exhibit (a)(1)(C)



                       Z-TEL TECHNOLOGIES, INC. ANNOUNCES
           EXTENSION OF EXCHANGE OFFER FOR OUTSTANDING PREFERRED STOCK


     TAMPA, Fl. -- October 29, 2004 -- Z-Tel Technologies, Inc. (Nasdaq/SC:
ZTEL), parent company of Z-Tel Communications, Inc., a leading provider of enhanced wireline and broadband telecommunications services, announced today that it will extend the tender period of its previously announced offer to exchange shares of its common stock for all of its outstanding classes and shares of preferred stock.

     The tender period was originally set to expire at 5:00 p.m., Eastern time, on October 28, 2004, but is being extended to allow additional time for holders of preferred stock to tender their shares.

     As of October 28, 2004, Z-Tel had received tenders of 3,285,723 shares (82.62%) of its Series D Convertible Preferred Stock, 4,166,667 shares (100%) of its 8% Convertible Preferred Stock, Series E, and 157.0 shares (93.18%) of its 12% Junior Redeemable Convertible Preferred Stock, Series G. Included in the amount of shares tendered are all of the shares of preferred stock owned by The 1818 Fund III, L.P., the tender of which is a condition to the consummation of the exchange offer. Also included are 782,225 shares and 1,250,000 shares of Series D Convertible Preferred Stock owned by Gramercy Z-Tel, L.P. and Richland Ventures III, L.P., respectively, the two largest shareholders of Series D Convertible Preferred Stock.

     As a result of the extension, holders of preferred stock will have until 5:00 p.m., Eastern Time, on November 29, 2004, to validly tender their preferred shares to Z-Tel, which Z-Tel has offered to exchange as follows:

     o For its Series D Convertible Preferred Stock, which as of September 27, 2004 3,976,723 shares with a liquidation preference of $16.55 per share and a conversion price of $8.47 per share were outstanding, to exchange 25.69030 shares of its common stock, for each share of its Series D Preferred Stock (representing an exchange price of approximately $0.644 per share);

     o For its 8% Convertible Preferred Stock, Series E, which as of September 27, 2004 4,166,667 shares with a liquidation preference of $16.26 per share and a conversion price of $8.08 per share were outstanding, to exchange 25.24216 shares of its common stock, for each share of its Series E Preferred Stock (representing an exchange price of approximately $0.644 per share); and

     o For its 12% Junior Redeemable Convertible Preferred Stock, Series G, which as of September 27, 2004 171.214286 shares outstanding with had a liquidation preference of $144,974.90 per share and conversion price of $1.28 per share were outstanding, to exchange 161,469.4 shares of its common stock, for each share of its Series G Preferred Stock (representing an exchange price of approximately $0.898 per share).

     The exchange offer is being made in reliance upon the exemption from registration provided by Section 3(a)(9) of the Securities Act of 1933 and is conditioned upon (i) receipt of the approval of Z-Tel's shareholders of certain matters to be voted upon at a special meeting to be called by Z-Tel and (ii) the tender of all shares of preferred stock owned by The 1818 Fund III, L.P. The complete terms and conditions of the exchange offer are set forth in the Offer to Exchange and Letter of Transmittal that has been mailed to holders of the preferred stock. Copies of the Offer to Purchase and Letter of Transmittal may be obtained from Z-Tel by contacting Andrew L. Graham, the Exchange and Information Agent for the exchange offer, at (813) 233-4567. Stockholders are urged to read the Offer to Exchange and Letter of Transmittal because they contain important information concerning the exchange offer.

About Z-Tel

     Z-Tel offers consumers and businesses nationwide enhanced wire line and broadband telecommunications services. All Z-Tel products include proprietary services, such as Web-accessible, voice-activated calling and messaging features that are designed to meet customers' communications needs intelligently and intuitively. Z-Tel is a member of the Cisco Powered Network Program and makes its services available on a wholesale basis to other communications and utility companies, including Sprint. For more information about Z-Tel and its innovative services, please visit www.ztel.com.

     This press release contains forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995. Words such as "anticipate," "estimate," "expect," and "projects" signify forward-looking statements. Forward-looking statements are not guarantees of future results and conditions but rather are subject to various risks and uncertainties. Some of these risks and uncertainties are identified in our periodic filings with the Securities and Exchange Commission. Should any risks or uncertainties develop into actual events, these developments could have material adverse effects on Z-Tel's business, financial condition, and results of operations. We assume no obligation to update these forward-looking statements.

CONTACT:          Z-Tel Technologies, Inc., Tampa
                  Andrew Graham, 813-233-4567
                  agraham@z-tel.com

SOURCE:           Z-Tel Technologies, Inc.

                                                                  Exhibit (a)(2)


                            SCHEDULE 14A INFORMATION

                  Proxy Statement Pursuant to Section 14(a) of
                       the Securities Exchange Act of 1934

                                (AMENDMENT NO. 2)

Filed by the Registrant /X/

Filed by a Party Other than the Registrant / /

Check the appropriate box:

/X/   Preliminary Proxy Statement

/ / Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

/ /   Definitive Proxy Statement

/ /   Definitive Additional Materials

/ /   Soliciting Material Pursuant to ss. 240.14a-12

                            Z-TEL TECHNOLOGIES, INC.

--------------------------------------------------------------------------------
                (Name of Registrant as Specified In Its Charter)

Payment of filing fee (Check the appropriate box):

/X/       No fee required.

/ /       Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and
          0-11.

         (1) Title of each class of securities to which transaction applies:

--------------------------------------------------------------------------------

         (2) Aggregate number of securities to which transaction applies:

--------------------------------------------------------------------------------

         (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which filing fee is calculated and state how it was determined):

--------------------------------------------------------------------------------

         (4) Proposed maximum aggregate value of transaction:

--------------------------------------------------------------------------------

         (5) Total fee paid:

--------------------------------------------------------------------------------

/ /      Fee paid previously with preliminary materials.

/ / Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11 (a) (2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         (1) Amount previously paid:

--------------------------------------------------------------------------------

         (2) Form, Schedule or Registration No.:

--------------------------------------------------------------------------------

         (3) Filing Party:

--------------------------------------------------------------------------------

         (4) Date Filed:

--------------------------------------------------------------------------------

                                (Company's Logo)



                                      2004

                            NOTICE OF SPECIAL MEETING

                                       AND

                                 PROXY STATEMENT



                            Z-TEL TECHNOLOGIES, INC.
                  601 South Harbour Island Boulevard, Suite 220
                              Tampa, Florida 33602






                                                                November 2, 2004

Dear Stockholder:

     It is my pleasure to invite you to a Special Meeting of Stockholders of Z-Tel Technologies, Inc. The meeting will be held on Friday, November 19, 2004 at 1:00 p.m., Eastern time at our offices at 601 South Harbour Island Boulevard, Suite 220, Tampa, Florida. Your board of directors and management look forward to meeting with you at this time.

     At the special meeting, you will be asked to approve a number of items that will permit Z-Tel to proceed with an exchange offer for its outstanding convertible preferred stock, and certain related transactions that are aimed at simplifying and improving Z-Tel's capital structure and maintaining its qualification for listing on the Nasdaq SmallCap Market. The transactions have the following components:

     o subject to the impact of any reverse stock split, an offer made to the holders of Z-Tel's outstanding preferred stock to exchange their preferred stock into common stock of Z-Tel,

     o subject to approval and consummation of the exchange offer, an amendment to the terms of the series D preferred stock to eliminate certain restrictive provisions contained therein,

     o subject to approval and consummation of the exchange offer, an amendment to the certificate of incorporation to eliminate the series E preferred stock,

     o subject to approval and consummation of the exchange offer, an amendment to the terms of the series G preferred stock to eliminate certain restrictive provisions contained therein,

     o subject to approval and consummation of the exchange offer, and subject to all of the Series D preferred stock being exchanged in the exchange offer, an amendment of the certificate of incorporation to eliminate the series D preferred stock,

     o subject to approval and consummation of the exchange offer, and subject to all of the Series G preferred stock being exchanged in the exchange offer, an amendment of the certificate of incorporation to eliminate the series G preferred stock,

     o subject to approval and consummation of the exchange offer, an amendment of Z-Tel's certificate of incorporation to effect a reverse stock split of the common stock in the ratio of an integral number between and including three and eight to one, as determined at the discretion of the board of directors, which reverse stock split at any ratio may be abandoned at any time prior to effectiveness at the discretion of the board of directors notwithstanding Z-Tel stockholders authorization thereof, and

     o subject to approval and consummation of the exchange offer, adoption of a new management equity incentive plan and reservation of shares for issuance thereunder representing 8% of the fully diluted common stock of Z-Tel (excluding out of the money options and warrants to acquire common stock, but including shares reserved for issuance under the plan), after giving effect to any reverse stock split described above.

     You will also be asked to approve an amendment to Z-Tel's certificate of incorporation changing its name to "Trinsic, Inc." The name change amendment is not related to or contingent upon the exchange offer or any of the other proposals set forth in this proxy statement. We intend to promptly announce, by means of a press release, the results of the votes on the Special Meeting Matters.

     Z-Tel commenced the exchange offer which currently expires on November 23, 2004. Consummation of the exchange offer is contingent upon, among other things, the approval of the matters set forth above (other than the name change proposal) and the tender in the exchange offer of all series E and series G preferred stock owned by The 1818 Fund III, L.P. If the matters set forth above are approved at the special meeting, the exchange offer is expected to close within 5 business days following the meeting.

     We will announce, by means of a press release, the amount of each series of Preferred Stock tendered as of the close of business (1) on the second business day preceding the date of the Special Meeting and (2) on the second business day prior to expiration of the Exchange Offer. We will also announce, by means of a press release, when The 1818 Fund has tendered its shares of Preferred Stock. If necessary, we will extend the Exchange Offer to the close of business on the fifth business day following the date upon which The 1818 Fund tenders its shares of Preferred Stock.

     A special committee composed of independent directors of Z-Tel's board has determined that the exchange offer is in the best interests of Z-Tel's common stockholders. In making its determination, the special committee retained the services of a financial advisor, Morgan Keegan & Company, Inc. Morgan Keegan delivered a written opinion, dated September 28, 2004, to the effect that, based upon and subject to the factors and assumptions described in the opinion, the exchange offer was fair, from a financial point of view, to Z-Tel's common stockholders. ON THE BASIS OF THE DETERMINATION OF THE SPECIAL COMMITTEE, THE BOARD OF DIRECTORS RECOMMENDS THAT Z-TEL'S COMMON STOCKHOLDERS VOTE IN FAVOR OF THE EXCHANGE OFFER. THE BOARD OF DIRECTORS IS NOT MAKING ANY RECOMMENDATION TO Z-TEL'S PREFERRED STOCKHOLDERS WITH RESPECT TO THE EXCHANGE OFFER.

     THE BOARD OF DIRECTORS HAS DETERMINED THAT, SUBJECT TO APPROVAL AND CONSUMMATION OF THE EXCHANGE OFFER, EACH OF THE AMENDMENTS TO THE SERIES D AND SERIES G PREFERRED STOCK CERTIFICATES OF DESIGNATION ARE IN THE BEST INTERESTS OF COMMON STOCKHOLDERS AND RECOMMENDS THAT COMMON STOCKHOLDERS VOTE IN FAVOR OF SUCH PROPOSALS. THE BOARD OF DIRECTORS IS NOT MAKING ANY RECOMMENDATION TO PREFERRED STOCKHOLDERS AS TO HOW THEY SHOULD VOTE ON

THE PROPOSALS TO AMEND THE SERIES D AND SERIES G PREFERRED STOCK CERTIFICATES OF DESIGNATION.

     THE BOARD OF DIRECTORS HAS DETERMINED THAT, SUBJECT TO APPROVAL AND CONSUMMATION OF THE EXCHANGE OFFER, THE SEVERAL AMENDMENTS TO THE CERTIFICATE OF INCORPORATION TO ELIMINATE EACH PREFERRED STOCK CERTIFICATE OF DESIGNATION RELATING TO A SERIES THAT IS NO LONGER OUTSTANDING, THE REVERSE STOCK SPLIT PROPOSAL, AND THE NEW MANAGEMENT EQUITY INCENTIVE PLAN ARE ALL IN THE BEST INTERESTS OF STOCKHOLDERS AND RECOMMENDS THAT Z-TEL'S STOCKHOLDERS VOTE IN FAVOR OF SUCH PROPOSALS.

     THE BOARD OF DIRECTORS ALSO HAS DETERMINED THAT THE NAME CHANGE AMENDMENT IS IN THE BEST INTERESTs OF STOCKHOLDERS AND RECOMMENDS THAT STOCKHOLDERS VOTE IN FAVOR OF THE NAME CHANGE AMENDMENT PROPOSAL.

     THE BOARD OF DIRECTORS RESERVES THE RIGHT TO ABANDON ANY OR ALL OF THE SEVERAL AMENDMENTS TO AND ELIMINATIONS OF THE PREFERRED STOCK CERTIFICATES OF DESIGNATION, THE REVERSE STOCK SPLIT PROPOSAL OR THE NAME CHANGE AMENDMENT AT ANY TIME PRIOR TO THEIR EFFECTIVENESS NOTWITHSTANDING AUTHORIZATION THEREOF BY Z-TEL'S STOCKHOLDERS.

     Information about the special meeting and the business to be considered and voted upon at the special meeting is included in the accompanying notice of special meeting and proxy statement. Your vote is important regardless of the number of shares you own. I urge you to complete, sign, date and return the enclosed proxy card as soon as possible, even if you currently plan to attend the meeting. Returning the proxy card will not prevent you from attending the meeting and voting in person, but will ensure that your vote is counted if you are unable to attend the meeting. I also urge you to review and consider carefully the matters presented in the attached proxy statement. Thank you for your interest and participation. I look forward to seeing you at the special meeting.


                               Sincerely,




                               Horace J. Davis, III
                               Acting Chief Executive Officer,
                               Treasurer and Executive Vice
                               President -- Chief Financial Officer


    The proxy statement is dated October 28, 2004 and is expected to be first mailed to stockholders on or about November 2, 2004.

                            Z-TEL TECHNOLOGIES, INC.
                       601 South Harbour Island Boulevard
                              Tampa, Florida 33602

                    NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To the Stockholders of Z-Tel Technologies, Inc.:

     Notice is hereby given that a Special Meeting of Stockholders of Z-Tel Technologies, Inc. will be held at our offices located at 601 South Harbour Island Boulevard, Tampa, Florida on Friday, November 19, 2004, at 1:00 p.m., Eastern time, for the following purposes:

     I. To approve an offer to exchange, at the election of the holders thereof (subject in each case to the impact of any reverse stock split):

          o shares of common stock for each outstanding share of Z-Tel's series D convertible preferred stock;

          o shares of common stock for each outstanding share of Z-Tel's series E convertible preferred stock; and

          o shares of common stock for each outstanding share of Z-Tel's series G convertible preferred stock.

     II. To approve, subject to approval and consummation of the exchange offer, an amendment to the terms of the series D preferred stock to eliminate:

               A.   dividend restrictions on parity and junior stock,

               B.   deemed liquidation events triggering liquidation rights,

               C. anti-dilution adjustments based on the price of new issuances of common stock, and

               D.   voting rights other than those required by law.

     III. To approve, subject to approval and consummation of the exchange offer, and subject to all of the Series D preferred stock being exchanged in the exchange offer, an amendment of the certificate of incorporation to eliminate the series D preferred stock.

     IV. To approve, subject to approval and consummation of the exchange offer, an amendment to the certificate of incorporation to eliminate the series E preferred stock.

     V. To approve, subject to approval and consummation of the exchange offer, an amendment to the terms of the series G preferred stock to eliminate:

               A.   dividend restrictions on parity and junior stock,

               B. dividend restrictions if dividends on series G preferred stock dividends are not paid,

               C.   redemption rights following a change of control,

               D.   liquidation rights following a change of control, and

               E. anti-dilution adjustments based on the price of new issuances of common stock.

     VI. To approve, subject to approval and consummation of the exchange offer, and subject to all of the Series G preferred stock being exchanged in the exchange offer, an amendment of the certificate of incorporation to eliminate the series G preferred stock.

     VII. To approve, subject to approval and consummation of the exchange offer, an amendment of Z-Tel's certificate of incorporation to effect a reverse stock split of the common stock in the ratio of an integral number between and including three and eight to one, as determined at the discretion of the board of directors, which reverse stock split at any ratio may be abandoned at any time prior to effectiveness at the discretion of the board of directors, notwithstanding Z-Tel stockholders authorization thereof.

     VIII. To approve, subject to approval and consummation of the exchange offer, adoption of the 2004 Stock Incentive Plan and reservation of shares for issuance thereunder representing 8% of the fully diluted common stock of Z-Tel (excluding out of the money options and warrants to acquire common stock, but including shares reserved for issuance under the plan), after giving effect to any reverse stock split described above.

     IX. To approve an amendment of Z-Tel's certificate of incorporation to change its name to "Trinsic, Inc."

     These proposals are more fully described in the proxy statement that accompanies this notice. Please read the proxy statement carefully when determining how to vote on these proposals.

     These proposals will be submitted for approval to the holders of Z-Tel's common stock, series D preferred stock and series E preferred stock, all voting together as a single class. For such purpose, each share of common stock is entitled to one vote, each share of series D preferred stock is entitled, as of the special meeting date, to approximately 1.96877 votes per share which is the number of votes equal to the series D liquidation value per share divided by the series D conversion price, each as of the record date for the special meeting, and each share of series E preferred stock is entitled, as of the special meeting date, to 2.02707 votes per share which is the number of votes equal to the series E liquidation value per share (together with an amount equal to accrued and unpaid dividends thereon) divided by the series E conversion price, each as of the record date for the special meeting.

     In addition to the approval described in the preceding paragraph, proposals IIA, IIB, IIC, IID and III will be submitted for approval to the holders of Z-Tel's series D preferred stock voting as a separate class, proposal IV will be submitted for approval to the holders of Z-Tel's series E preferred stock voting as a separate class, proposals VA, VB, VC, VD, VE and VI will be submitted for approval to the holders of Z-Tel's series G preferred stock, voting as a separate class.

     After careful consideration and after receiving a written opinion from Morgan Keegan & Company, Inc. as to the fairness, from a financial point of view, to Z-Tel's common stockholders of the exchange offer, a special committee of Z-Tel's board of directors determined that the exchange offer is in the best interests of Z-Tel's common stockholders. On the basis of such determination, the board of directors directed that the exchange offer be submitted to Z-Tel's stockholders for their approval. The board of directors recommends that Z-Tel's common stockholders vote in favor of the exchange offer. The board of directors is not making any recommendation to Z-Tel's preferred stockholders with respect to the exchange offer.

     The board of directors also directed that the several amendments to and the elimination of the preferred stock certificates of designation, the reverse stock split proposal, and the 2004 Stock Incentive Plan be submitted to Z-Tel's stockholders for approval, subject to approval and consummation of the exchange offer and that the name change amendment be submitted to Z-Tel's stockholders for approval.

     The board of directors has determined that, subject to approval and consummation of the exchange offer, each of the amendments to the series D and series G preferred stock certificates of designation are in the best interests of common stockholders and recommends that common stockholders vote in favor of such proposals. The board of directors is not making any recommendation to preferred stockholders as to how they should vote on the proposal to amend the series D and series G preferred stock certificates of designation.

     The board of directors determined that, subject to approval and consummation of the exchange offer, the several amendments to the certificate of incorporation to eliminate each preferred stock certificates of designation relating to a series that is no longer outstanding, the reverse stock split proposal, and the 2004 Stock Incentive Plan are all in the best interests of stockholders and recommends that Z-Tel's stockholders vote in favor of such proposals.

     The Board of Directors also has determined that the name change amendment is in the best interests of stockholders and recommends that stockholders vote in favor of the name change amendment proposal.

     THE BOARD OF DIRECTORS RESERVES THE RIGHT TO ABANDON ANY OR ALL OF THE SEVERAL AMENDMENTS TO AND ELIMINATIONS OF THE PREFERRED STOCK CERTIFICATES OF DESIGNATION, ANY OR ALL OF THE REVERSE STOCK SPLIT PROPOSAL OR THE NAME CHANGE AMENDMENT AT ANY TIME PRIOR TO THEIR EFFECTIVENESS NOTWITHSTANDING AUTHORIZATION THEREOF BY Z-TEL'S STOCKHOLDERS.

     The board of directors has fixed the close of business on November 1, 2004 as the record date for the determination of stockholders entitled to notice of and to vote at the special meeting and at any adjournment or postponement thereof.

     Accompanying this notice of special meeting and the proxy statement is a proxy. Whether or not you expect to attend the special meeting, please complete, sign and date the enclosed proxy and return it promptly. If you plan to attend the special meeting and wish to vote your shares personally, you may do so at any time before the proxy is voted.

     All stockholders are cordially invited to attend the meeting.


                                By Order of the Board of Directors




                                Horace J. Davis, III
                                Acting Chief Executive Officer,
                                Treasurer and Executive Vice
                                President -- Chief Financial Officer

Tampa, Florida
October 28 , 2004

                               SUMMARY TERM SHEET

     This summary term sheet highlights selected material information from this proxy statement, but may not contain all of the information that is important to you. Z-Tel urges you to carefully review the entire proxy statement before you decide how to vote.

Summary of Exchange Offer and Related Transactions (Pages 29-45)

     At the special meeting, Z-Tel's Common Stockholders ("Common Stockholders"), holders of series D preferred stock ("Series D Preferred Stockholders") and holders of series E preferred stock ("Series E Preferred Stockholders) will be asked to approve the exchange offer and related transactions (subject in each case to the impact of any reverse stock split). Holders of series G preferred stock ("Series G Preferred Stockholders" and together with Series D Preferred Stockholders and Series E Preferred Stockholders, "Preferred Stockholders" and further together with Common Stockholders, "Stockholders") will be asked to approve related transactions affecting the series G preferred stock and its certificate of designation. The exchange offer and related transactions consist of:

     o an offer made to Preferred Stockholders to exchange Z-Tel's series D preferred stock ("Series D Preferred Stock"), series E preferred stock ("Series E Preferred Stock") and series G preferred stock ("Series G Preferred Stock" and together with the Series D Preferred Stock and Series E Preferred Stock, the "Preferred Stock") stock for common stock, par value $.01 per share ("Common Stock") of Z-Tel (the "Exchange Offer"),

     o subject to approval and consummation of the Exchange Offer, amendments to the terms of the Series D Preferred Stock to eliminate:

          o    dividend restrictions on parity and junior stock,

          o    deemed liquidation events triggering liquidation rights,

          o anti-dilution adjustments based on the price of new issuances of common stock, and

          o    voting rights other than those required by law,

     o an amendment to the certificate of incorporation to eliminate the Series D Preferred Stock, subject to approval and consummation of the Exchange Offer, and subject to all of the Series D Preferred Stock being exchanged in the Exchange Offer,

     o an amendment to the certificate of incorporation to eliminate the Series E Preferred Stock, subject to approval and consummation of the Exchange Offer,

     o subject to approval and consummation of the Exchange Offer, amendments to the terms of the Series G Preferred Stock to eliminate:

          o    dividend restrictions on parity and junior stock,

          o dividend restrictions if dividends on series G preferred stock dividends are not paid,

          o    redemption rights following a change of control,

          o    liquidation rights following a change of control, and

          o anti-dilution adjustments based on the price of new issuances of common stock,

     o an amendment to the certificate of incorporation to eliminate the Series G Preferred Stock, subject to approval and consummation of the Exchange Offer, and subject to all of the Series G Preferred Stock being exchanged in the Exchange Offer,

     o an amendment of Z-Tel's certificate of incorporation to effect a reverse stock split of the Common Stock in the ratio of an integral number between and including three and eight to one, as determined at the direction of the board of directors and subject to approval and consummation of the Exchange Offer, which reverse stock split at any ratio may be abandoned at any time prior to effectiveness at the discretion of the board of directors notwithstanding Z-Tel Stockholder authorization thereof, and

     o adoption of the 2004 Stock Incentive Plan (the "Plan") and reservation of shares for issuance thereunder representing 8% of the Common Stock on a fully diluted basis (excluding out of the money options and warrants to acquire common stock, but including shares reserved for issuance under the Plan), after giving effect to any reverse stock split described above ("Fully Diluted Common Stock"), subject to approval and consummation of the Exchange Offer.

     You will also be asked to approve an amendment to Z-Tel's certificate of incorporation changing its name to "Trinsic, Inc." The name change amendment is not related to or contingent upon the Exchange Offer or any of the other proposals set forth in this proxy statement.

     In this proxy statement, whenever we refer to the "related transactions" or the "related proposals," we are only referring to the Exchange Offer, all of the Preferred Stock amendments, the certificate of designation eliminations, the reverse stock split authorization and the Plan and reservation of shares for issuance thereunder and not to the name change amendment. The Exchange Offer and related transactions will be implemented only if they are all approved at the special meeting by the Stockholders entitled to vote thereon. If the Exchange Offer is not approved and consummated, none of the series of Preferred Stock will be amended, the reverse stock split will not be implemented and the Plan will not be adopted. However, if the name change amendment is approved, it will be implemented (subject to the right of the board of directors to abandon it in its discretion) regardless of whether the Exchange Offer and related transactions are implemented.

Terms of the Exchange Offer (Pages 29-34)

     In the proposed Exchange Offer, Z-Tel is offering to exchange any or all of the shares of its outstanding Preferred Stock as follows (subject in each case to the impact of any reverse stock split):

     o to exchange 25.69030 shares of its Common Stock for each share of its Series D Preferred Stock, which as of September 27, 2004 has a liquidation value of $16.55 per share and conversion price of $8.47 per share (representing an exchange price of approximately $0.644 per share);

     o to exchange 25.24216 shares of its Common Stock for each share of its Series E Preferred Stock, which as of September 27, 2004 has a liquidation value of $16.26 per share and conversion price of $8.08 per share (representing an exchange price of approximately $0.644 per share); and

     o to exchange 161,469.4 shares of its Common Stock for each share of its Series G Preferred Stock, which as of September 27, 2004 has a liquidation value of $144,975.90 per share and conversion price of $1.28 per share (representing an exchange price of approximately $0.898 per share).

Reasons for the Exchange Offer and Related Transactions (Page 24)

     Z-Tel is proposing the Exchange Offer at this time:

     o to improve and simplify our capital structure by eliminating all or substantially all of the approximately $158.4 million aggregate liquidation value of Preferred Stock, as of September 27, 2004, in exchange for Common Stock, thereby enabling us to potentially attract necessary additional financing for our business plan;

     o to eliminate all or substantially all of the dividends payable to holders of Preferred Stock and the related dilutive effect on Common Stockholders (and increase the equity and earnings attributable to Common Stock);

     o to reduce or eliminate the mandatory redemption payments on our Preferred Stock, which will be due in 2006 on the Series G Preferred Stock and in 2008 on the Series D Preferred Stock and Series E Preferred Stock;

     o to increase the aggregate market value of our Common Stock, which is currently below the $35 million minimum amount required to maintain listing on the Nasdaq SmallCap Market, to an amount substantially in excess of the minimum amount required to maintain listing of the Common Stock on the Nasdaq SmallCap Market;

     o to increase our net book value by eliminating or reducing from our balance sheet the long-term liability associated with the Preferred Stock;

     o because failure to convert the Preferred Stock to Common Stock would prevent Z-Tel from being able to execute its business plan and most likely result in Z-Tel's need to downsize significantly or liquidate; and

     o because the effective conversion prices for the Preferred Stock are significantly higher than the trading prices of the Common Stock prior to the commencement of the Exchange Offer.

     Z-Tel is proposing each of the amendments to the Preferred Stock certificates of designation at this time because it believes the amendments will reduce the impact of restrictive certificate of incorporation provisions imposed by any small amount of Series D Preferred Stock or Series G Preferred Stock not participating in the Exchange Offer and will otherwise eliminate certificate of incorporation provisions relating to Preferred Stock that is no longer outstanding.

     Z-Tel is proposing the reverse stock split at this time because it believes:

     o the reverse stock split will facilitate the Exchange Offer by ensuring that enough Common Stock is available to consummate the Exchange Offer; and

     o the reverse stock split will increase the bid price per share of Common Stock, which is currently below the $1.00 minimum amount required to maintain listing on the Nasdaq SmallCap Market, to an amount substantially in excess of the minimum amount required to maintain listing of the Common Stock on the Nasdaq SmallCap Market.

     Z-Tel is proposing the Plan and reservation of shares for issuance thereunder to provide incentives to attract, retain and motivate employees, consultants and directors and to provide for competitive compensation opportunities, to encourage long term service, to recognize individual contributions and reward achievement of performance goals, and to promote the creation of long term value for stockholders by aligning the interests of such persons with those of stockholders.

     Notwithstanding the fact that the Exchange Offer and related transactions are conditioned upon approval by stockholders, we commenced the Exchange Offer because under applicable law the Exchange Offer is required to be kept open for a minimum of 20 business days and we believe we should attempt to synchronize the Exchange Offer period and the notice period for the special meeting so that they run concurrently, with an overall view towards most expeditiously and efficiently consummating the Exchange Offer and related transactions.

Impact of the Exchange Offer and Related Transactions on the Holders of Z-Tel's Capital Stock (Page 27)

     If the Exchange Offer and related transactions are approved by Z-Tel's Stockholders at the special meeting, Z-Tel intends to complete such transactions within 10 business days following the special meeting. If the Exchange Offer was completed, following the Exchange Offer and related transactions:

     o Z-Tel's Common Stock will remain outstanding. However, each share of Common Stock will be converted into a fraction with an integral denominator between 1/3 and 1/8 of a share of Common Stock, as a result of the reverse stock split, and will vote with any remaining holders of Series D Preferred Stock (to the extent any shares of Series D Preferred Stock remain outstanding following the Exchange Offer) to elect directors to Z-Tel's board of directors;

     o shares of Series D Preferred Stock and Series G Preferred Stock tendered in the Exchange Offer will be retired, shares of Series D Preferred Stock and Series G Preferred Stock not tendered in the Exchange Offer will remain outstanding, and the remaining holders of Series D Preferred Stock and Series G Preferred Stock will no longer have the benefit of certain restrictive provisions contained in the certificates of designation relating to the Series D Preferred Stock and Series G Preferred Stock, respectively;

     o if all of the Series D Preferred Stock or Series G Preferred Stock is tendered in the Exchange Offer, such series will be retired, the former Stockholders of such retired series will receive, in exchange for that Preferred Stock outstanding immediately prior to the Exchange Offer, shares of Common Stock, and Z-Tel's certificate of incorporation will be amended to eliminate the certificate of designation relating to such series;

     o Z-Tel's Series E Preferred Stock will be retired, the Series E Preferred Stockholders will receive, in exchange for the Series E Preferred Stock outstanding immediately prior to the Exchange Offer, shares of Common Stock, and Z-Tel's certificate of incorporation will be amended to eliminate the Series E Preferred Stock certificate of designation; and

     o assuming all outstanding shares of Preferred Stock are exchanged for Common Stock, immediately following the Exchange Offer and related transactions:

     o Z-Tel's pre-existing Common Stockholders and in-the-money warrant holders will own or have the right to acquire an aggregate of 13.8% of the Fully Diluted Common Stock,

     o Z-Tel's former Series D Preferred Stockholders will own an aggregate of 34.0% of the Fully Diluted Common Stock,

     o Z-Tel's former Series E Preferred Stockholders will own an aggregate of 35.0% of the Fully Diluted Common Stock, and

     o Z-Tel's former Series G Preferred Stockholders will own an aggregate of 9.2% of the Fully Diluted Common Stock.

Conditions to the Exchange Offer and Related Transactions (Page 29)

     Z-Tel will not consummate the Exchange Offer or any of the related transactions unless (1) the Exchange Offer and related transactions are approved by the stockholders entitled to vote thereon and (2) all of the Preferred Stock owned by The 1818 Fund III, L.P. ("The 1818 Fund") is tendered for exchange in the Exchange Offer. In addition, because The 1818 Fund owns all of the Series E Preferred Stock and more than a majority of the Series G Preferred Stock, the Exchange Offer and related transactions cannot be approved unless The 1818 Fund votes in favor of such proposals at the special meeting. We will announce, by means of a press release, the number of shares of each series of Preferred Stock tendered as of the close of business (1) on the second business day preceding the date of the special meeting and (2) on the second business day prior to expiration of the Exchange Offer. We will also announce, by means of a press release, when The 1818 Fund has tendered its shares of Preferred Stock. If necessary, we will extend the Exchange Offer to the close of business on the fifth business day following the date upon which The 1818 Fund tenders its shares of Preferred Stock.

     In addition, Z-Tel may terminate, amend or postpone consummation of the Exchange Offer if at any time prior to its expiration:

     o any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the Exchange Offer, or any material adverse development has occurred in any existing action or proceeding with respect to us or any of our subsidiaries, which, in Z-Tel's reasonable judgment, might materially impair our ability to proceed with the Exchange Offer;

     o any law, statute, rule or regulation is proposed, adopted or enacted which, in Z-Tel's reasonable judgment, might materially impair its ability to proceed with the Exchange Offer; or

     o any governmental approval has not been obtained, which approval Z-Tel, in its reasonable judgment, shall deem necessary for the consummation of the Exchange Offer as contemplated hereby.

Recommendation of the Board of Directors (Page 33)

     After careful consideration and after receiving a written opinion from Morgan Keegan & Company, Inc. as to the fairness, from a financial point of view, to Common Stockholders of the Exchange Offer, a special committee of Z-Tel's board of directors determined that the Exchange Offer is in the best interests of Common Stockholders. On the basis of such determination, the board of directors directed that the Exchange Offer be submitted to Stockholders for their approval. The board of directors recommends that Common Stockholders vote in favor of the Exchange Offer. The board of directors is not making any recommendation to Preferred Stockholders with respect to the Exchange Offer.

     The board of directors also directed that the several amendments to the certificate of incorporation, the amendments to eliminate the Preferred Stock certificates of designation, the reverse stock split proposal, and the Plan be submitted to Stockholders for approval, subject to approval and consummation of the Exchange Offer and that the name change amendment be submitted to Stockholders for approval.

     The board of directors has determined that, subject to approval and consummation of the Exchange Offer, each of the amendments to the Series D Preferred Stock and Series G Preferred Stock certificates of designation are in the best interests of Common Stockholders and recommends that Common Stockholders vote in favor of such proposals. The board of directors is not making any recommendation to Preferred Stockholders as to how they should vote on the proposal to amend the Series D Preferred Stock and Series G Preferred Stock certificates of designation.

     The board of directors determined that, subject to approval and consummation of the Exchange Offer, the several amendments to the certificate of incorporation to eliminate each Preferred Stock certificate of designation relating to a series that is no longer outstanding, the reverse stock split proposal, and the Plan are all in the best interests of Stockholders and recommends that Stockholders vote in favor of such proposals.

     The board of directors also has determined that the name change amendment is in the best interests of Stockholders and recommends that Stockholders vote in favor of the name change amendment proposal.

     The board of directors reserves the right to abandon any or all of the several amendments to and eliminations of the Preferred Stock certificates of designation, any or all of the reverse stock split proposal or the name change amendment at any time prior to their effectiveness notwithstanding authorization thereof by Stockholders.

                                 PROXY STATEMENT

                                TABLE OF CONTENTS


                                                                                                              Page

SUMMARY TERM SHEET ............................................................................................S-1
QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS, THE EXCHANGE OFFER AND THE RELATED PROPOSED TRANSACTIONS........1
QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING..................................................................9
SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA AND OTHER INFORMATION..........................................14
Market for the Common Stock and the Preferred Stock.............................................................16
SPECIAL FACTORS.................................................................................................17
        Background of the Exchange Offer........................................................................17
        Opinion of Financial Advisor to the Special Committee...................................................19
        Z-Tel's Reasons for the Exchange Offer..................................................................24
        Special Committee of the Board of Directors.............................................................25
        Recommendation of Z-Tel's Board of Directors............................................................25
        Interests of Directors and Officers.....................................................................25
        Security Ownership of Certain Beneficial Owners and Officers and Directors..............................26
        Agreements Involving Our Securities.....................................................................28
        Effect of the Exchange Offer and Related Transactions...................................................28
PROPOSAL I:  EXCHANGE OFFER.....................................................................................30
PROPOSAL IIA, IIB, IIC AND  IID:  AMENDMENT TO Z-TEL'S SERIES D PREFERRED STOCK CERTIFICATE OF
    DESIGNATION TO ELIMINATE CERTAIN RESTRICTIVE PROVISIONS
    CONTAINED THEREIN...........................................................................................35
PROPOSAL III:  AMENDMENT TO Z-TEL'S CERTIFICATE OF INCORPORATION TO ELIMINATE THE SERIES D PREFERRED STOCK......37
PROPOSAL IV:  AMENDMENT TO Z-TEL'S CERTIFICATE OF INCORPORATION TO ELIMINATE THE SERIES E PREFERRED STOCK.......38
PROPOSAL VA, VB, VC, VD AND VE:  AMENDMENT TO Z-TEL'S SERIES G PREFERRED STOCK CERTIFICATE OF DESIGNATION TO
    ELIMINATE CERTAIN RESTRICTIVE PROVISIONS CONTAINED THEREIN..................................................39
PROPOSAL VI:  AMENDMENT TO Z-TEL'S CERTIFICATE OF INCORPORATION TO ELIMINATE THE SERIES G PREFERRED STOCK.......41
PROPOSAL VII:  AMENDMENT TO Z-TEL'S CERTIFICATE OF INCORPORATION TO EFFECT THE REVERSE STOCK SPLIT..............42
PROPOSAL VIII:  2004 STOCK INCENTIVE PLAN.......................................................................46
PROPOSAL IX:  AMENDMENT TO Z-TEL'S CERTIFICATE OF INCORPORATION TO CHANGE ITS NAME TO "TRINSIC, INC."...........51
DESCRIPTION OF OUR PREFERRED STOCK..............................................................................52
DESCRIPTION OF OUR COMMON STOCK.................................................................................56
OTHER BUSINESS..................................................................................................57
FINANCIAL AND OTHER INFORMATION INCLUDED HEREIN.................................................................57



Annexes:

Annex A-1 Amended Certificate of Designations of Series D Preferred Stock

Annex A-2 Certificate of Amendment of the Amended and Restated Certificate of
     Incorporation of Z-Tel Technologies, Inc. eliminating Series D Preferred Stock Certificate of Designation

Annex B Certificate of Amendment of the Amended and Restated Certificate of
     Incorporation of Z-Tel Technologies, Inc. eliminating Series E Preferred Stock Certificate of Designation

Annex C-1 Amended Certificate of Designation of Series G Convertible Preferred
     Stock

Annex C-2 Certificate of Amendment of the Amended and Restated Certificate of
     Incorporation of Z-Tel Technologies, Inc. eliminating Series G Preferred Stock Certificate of Designation

Annex D Form of Certificate of Amendment of the Amended and Restated Certificate of Incorporation of Z-Tel Technologies, Inc. implementing one of the reserve stock split proposals

Annex E Certificate of Amendment to the Amended and Restated Certificate of
     Incorporation of Z-Tel Technologies, Inc. changing name to "Trinsic, Inc."

Annex F Opinion of Morgan Keegan & Company, Inc.

Annex G 2004 Stock Incentive Plan

Annex H-1 Recent Developments

Annex H-2 Unaudited Interim Financial Statements and Related Management's
     Discussion

Annex H-3 Report of PricewaterhouseCoopers LLP; Audited Annual Financial
     Statements and Related Management's Discussion and Analysis

Proxy

                            Z-TEL TECHNOLOGIES, INC.
                  601 South Harbour Island Boulevard, Suite 220
                              Tampa, Florida 33602


--------------------------------------------------------------------------------

                                 PROXY STATEMENT

--------------------------------------------------------------------------------

     This proxy statement is being furnished to the stockholders of Z-Tel Technologies, Inc. (collectively, "Stockholders"), a Delaware corporation, in connection with the solicitation of proxies by Z-Tel's board of directors from the holders of outstanding shares of Common Stock ("Common Stockholders"), Series D Preferred Stock ("Series D Preferred Stockholders"), Series E Preferred Stock ("Series E Preferred Stockholders") and Series G Preferred Stock ("Series G Preferred Stockholders") for use at the special meeting of Stockholders of Z-Tel to be held on Friday, November 19, 2004, and any adjournments or postponements thereof.

     All Stockholders who find it convenient to do so are cordially invited to attend the meeting in person. In any event, please complete, sign, date and return the proxy in the enclosed envelope.

       QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS, THE EXCHANGE OFFER
                      AND THE RELATED PROPOSED TRANSACTIONS

Why am I receiving this proxy statement?

     You have received this proxy statement and the enclosed proxy from Z-Tel because you hold shares of Common Stock, Series D Preferred Stock, Series E Preferred Stock and/or Series G Preferred Stock. The board of directors of Z-Tel is soliciting your proxy to vote on the Exchange Offer and related proposed transactions and the name change amendment to be considered at the special meeting, as applicable. As a stockholder, you are invited to attend the special meeting and are entitled to and requested to vote on the proposals described in this proxy statement.

What information is contained in this proxy statement?

     The information included in this proxy statement relates to the proposals to be voted on at the special meeting, the board of directors' recommendations regarding the proposals, procedures for voting at the special meeting and other information required by federal securities laws.

What are the proposed Exchange Offer and related transactions?

     The proposals to be voted on at the special meeting include proposals relating to an Exchange Offer being made to holders of Z-Tel's several series of outstanding Preferred Stock. In the proposed Exchange Offer, Z-Tel has offered to exchange any or all of shares of its outstanding Preferred Stock as follows (subject in each case to the impact of any reverse stock split):

     o to exchange 25.69030 shares of its Common Stock for each share of its Series D Preferred Stock, which as of September 27, 2004 has a liquidation value (representing original investment plus accrued and unpaid dividends) of $16.55 per share and conversion price of $8.47 per share (representing an exchange price of approximately $0.644 per share);

     o to exchange 25.24216 shares of its Common Stock for each share of its Series E Preferred Stock, which as of September 27, 2004 has a liquidation value of $16.26 per share and conversion price of $8.08 per share (representing an exchange price of approximately $0.644 per share); and

     o to exchange 161,469.4 shares of its Common Stock for each share of its Series G Preferred Stock, which as of September 27, 2004 has a liquidation value of $144,975.90 per share and conversion price of $1.28 per share (representing an exchange price of approximately $0.898 per share).

     Subject to approval and consummation of the Exchange Offer, Z-Tel proposes to

     o    to amend the terms of the Series D Preferred Stock to eliminate:

          o    dividend restrictions on parity and junior stock,

          o    deemed liquidation events triggering liquidation rights,

          o anti-dilution adjustments based on the price of new issuances of common stock, and

          o    voting rights other than those required by law,

     o to amend the certificate of incorporation to eliminate the Series D Preferred Stock, subject to all of the Series D Preferred Stock being exchanged in the Exchange Offer,

     o to amend the certificate of incorporation to eliminate the Series E Preferred Stock,

     o    to amend the terms of the Series G Preferred Stock to eliminate:

          o    dividend restrictions on parity and junior stock,

          o dividend restrictions if dividends on series G preferred stock dividends are not paid,

          o    redemption rights following a change of control,

          o    liquidation rights following a change of control, and

          o anti-dilution adjustments based on the price of new issuances of common stock,

     o to amend the certificate of incorporation to eliminate the Series G Preferred Stock, subject to all of the Series G Preferred Stock being exchanged in the Exchange Offer,

     o amend Z-Tel's certificate of incorporation to effect a reverse stock split of the Common Stock in the ratio of an integral number between and including three and eight to one, as determined at the direction of the board of directors, which reverse stock split at any ratio may be abandoned at any time prior to effectiveness at the discretion of the board of directors, notwithstanding Z-Tel Stockholder authorization thereof, and

     o adopt the Plan and reservation of shares for issuance thereunder representing 8% of the Fully Diluted Common Stock.

     If all of any particular series of Preferred Stock is exchanged in the Exchange Offer, Z-Tel proposes to amend the certificate of incorporation to eliminate each such fully exchanged series of Preferred Stock.

     If the Exchange Offer is not approved and consummated, none of the series of Preferred Stock will be amended, the reverse stock split will not be implemented and the Plan will not be adopted.

What is the name change amendment?

     Z-Tel has been doing business for some time under the brand name "Trinsic." The difference between Z-Tel's name as a legal entity and its brand name can be a source of confusion for Z-Tel's vendors and customers. Accordingly, Z-Tel is seeking an amendment to its certificate of incorporation to change its legal entity name to "Trinsic, Inc."

How would the Exchange Offer and related transactions affect the holders of Z-Tel's capital stock?

     If the Exchange Offer was completed, following the Exchange Offer and related transactions:

     o Z-Tel's Common Stock will remain outstanding. However, each share of Common Stock will be converted into a fraction with an intregral denominator between 1/3 and 1/8 of a share of Common Stock, as a result of the reverse stock split, and will vote with any remaining holders of Series D Preferred Stock (to the extent any shares of Series D Preferred Stock remain outstanding following the Exchange Offer) to elect directors to Z-Tel's board of directors;

     o shares of Series D Preferred Stock and Series G Preferred Stock tendered in the Exchange Offer will be retired, shares of Series D Preferred Stock and Series G Preferred Stock not tendered in the Exchange Offer will remain outstanding, and the remaining holders of Series D Preferred Stock and Series G Preferred Stock will no longer have the benefit of certain restrictive provisions contained in the certificates of designation relating to the Series D Preferred Stock and Series G Preferred Stock, respectively;

     o Z-Tel's Series E Preferred Stock will be retired, the Series E Preferred Stockholders will receive, in exchange for the Series E Preferred Stock outstanding immediately prior to the Exchange Offer, shares of Common Stock, and Z-Tel's certificate of incorporation will be amended to eliminate the Series E Preferred Stock certificate of designation;

     o assuming all outstanding shares of Preferred Stock are exchanged for Common Stock, immediately following the Exchange Offer and related transactions:

     o Z-Tel's pre-existing Common Stockholders and in-the-money warrant holders will own or have the right to acquire an aggregate of 13.8% of the Fully Diluted Common Stock,

     o Z-Tel's former Series D Preferred Stockholders will own an aggregate of 34.0% of the Fully Diluted Common Stock (including Common Stock available to be issued under the Plan),

     o Z-Tel's former Series E Preferred Stockholders will own an aggregate of 35.0% of the Fully Diluted Common Stock (including Common Stock available to be issued under the Plan), and

     o Z-Tel's former Series G Preferred Stockholders will own an aggregate of 9.2% of the Fully Diluted Common Stock (including Common Stock available to be issued under the Plan).

What are the conditions to the Exchange Offer and related transactions?

     Z-Tel will not consummate the Exchange Offer or any of the related transactions unless (1) the Exchange Offer and related transactions are approved by the Stockholders entitled to vote thereon and (2) all of the Preferred Stock owned by The 1818 Fund is tendered for exchange in the Exchange Offer. In addition, because The 1818 Fund owns all of the Series E Preferred Stock and more than a majority of the Series G Preferred Stock, the Exchange Offer and related transactions cannot be approved unless The 1818 Fund votes in favor of such proposals at the special meeting. We will announce, by means of a press release, the number of shares of each series of Preferred Stock tendered as of the close of business (1) on the second business day preceding the date of the special meeting and (2) on the second business day prior to expiration of the Exchange Offer. We will also announce, by means of a press release, when The 1818 Fund has tendered its shares of Preferred Stock. If necessary, we will extend the Ex-change Offer to the close of business on the fifth business day following the date upon which The 1818 Fund tenders its shares of Preferred Stock.

     In addition, Z-Tel may terminate, amend or postpone consummation of the Exchange Offer if at any time prior to its expiration:

     o any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the Exchange Offer, or any material adverse development has occurred in any existing action or proceeding with respect to us or any of our subsidiaries, which, in Z-Tel's reasonable judgment, might materially impair our ability to proceed with the Exchange Offer;

     o any law, statute, rule or regulation is proposed, adopted or enacted which, in Z-Tel's reasonable judgment, might materially impair its ability to proceed with the Exchange Offer; or

     o any governmental approval has not been obtained, which approval Z-Tel, in its reasonable judgment, shall deem necessary for the consummation of the Exchange Offer as contemplated hereby.

Why is Z-Tel proposing the Exchange Offer and related transactions?

     Z-Tel is proposing the Exchange Offer at this time:

     o to improve and simplify our capital structure by eliminating all or substantially all of the approximately $158.4 million aggregate liquidation value of Preferred Stock, as of September 27, 2004, in exchange for Common Stock, thereby enabling us to potentially attract necessary additional financing for our business plan;

     o to eliminate all or substantially all of the dividends payable to holders of Preferred Stock and the related dilutive effect on Common Stockholders (and increase the equity and earnings attributable to Common Stock);

     o to reduce or eliminate the mandatory redemption payments on our Preferred Stock, which will be due in 2006 on the Series G Preferred Stock and in 2008 on the Series D Preferred Stock and Series E Preferred Stock;

     o to increase the aggregate market value of our Common Stock, which is currently below the $35 million minimum amount required to maintain listing on the Nasdaq SmallCap Market, to an amount substantially in excess of the minimum amount required to maintain listing of the Common Stock on the Nasdaq SmallCap Market;

     o to increase our net book value by eliminating or reducing from our balance sheet the long-term liability associated with the Preferred Stock;

     o because failure to convert the Preferred Stock to Common Stock would prevent Z-Tel from being able to execute its business plan and most likely result in Z-Tel's need to downsize significantly or liquidate; and

     o because the effective conversion prices for the Preferred Stock were significantly higher than the trading prices of the Common Stock prior to the commencement of the Exchange Offer.

     Z-Tel is proposing each of the amendments to the Preferred Stock certificates of designation at this time because it believes the amendments will reduce the impact of restrictive certificate of incorporation provisions imposed by any small amount of Series D Preferred Stock or Series G Preferred Stock not participating in the Exchange Offer and will otherwise eliminate certificate of incorporation provisions relating to Preferred Stock that is no longer outstanding.

     Z-Tel is proposing the reverse stock split at this time because it believes:

     o the reverse stock split will facilitate the Exchange Offer by ensuring that enough Common Stock is available to consummate the Exchange Offer; and

     o the reverse stock split will increase the bid price per share of Common Stock, which is currently below the $1.00 minimum amount required to maintain listing on the Nasdaq SmallCap Market, to an amount substantially in excess of the minimum amount required to maintain listing of the Common Stock on the Nasdaq SmallCap Market.

     Z-Tel is proposing the Plan and reservation of shares for issuance thereunder to provide incentives to attract, retain and motivate employees, consultants and directors and to provide for competitive compensation opportunities, to encourage long-term service to recognize individual contributions and reward achievement of performance goals, and to promote the creation of long term value for Stockholders by aligning the interests of such persons with those of Stockholders.

Why is Z-Tel asking Stockholders to vote upon the Exchange Offer?

     The Exchange Offer is a transaction which may require Stockholder approval pursuant to the rules of the Nasdaq SmallCap Market. As discussed elsewhere in this proxy statement, the Common Stock may be delisted from the Nasdaq SmallCap Market. Notwithstanding any such delisting, the board of directors has determined that the Exchange Offer is a transaction of sufficient significance and consequence that it should be submitted for approval to the Stockholders of Z-Tel. Z-Tel will not consummate the Exchange Offer unless it and the related transactions are approved by Stockholders.

     Notwithstanding the fact that the Exchange Offer and related transactions are conditioned upon approval by stockholders, we commenced the Exchange Offer because under applicable law the Exchange Offer is required to be kept open for a minimum of 20 business days and we believe we should attempt to synchronize the Exchange Offer period and the notice period for the special meeting so that they run concurrently, with an overall view towards most expeditiously and efficiently consummating the Exchange Offer and related transactions.

Did Z-Tel consider any negative factors that could or do arise from the Exchange Offer and related transactions?

     Z-Tel considered several negative factors that could or will arise from the Exchange Offer and related transactions, including:

     o the anticipated aggregate costs of the Exchange Offer and related transactions, which are estimated to be approximately $1.0 million, that will be incurred,

     o the risk that the anticipated benefits of the Exchange Offer and related transactions might not be fully realized, and

     o the Common Stockholders will have their percentage ownership in the outstanding Common Stock substantially diluted due to the additional shares of Common Stock to be issued in the Exchange Offer.

Did Z-Tel's independent directors make a determination that the Exchange Offer is in the best interests of the Common Stockholders?

     Because certain members of Z-Tel's board of directors either hold or are affiliated with holders of Preferred Stock, Z-Tel's board of directors formed a special committee of its independent directors comprised of Messrs. John K. Aurell, W. Andrew Krusen, Jr. and Richard F. LaRoche, Jr., to evaluate the fairness, from a financial point of view, of the Exchange Offer to the Common Stockholders. The special committee retained the services of a financial advisor, Morgan Keegan & Company, Inc. Morgan Keegan has delivered a written opinion to the special committee as to the fairness, from a financial point of view, of the Exchange Offer to the Common Stockholders. The full text of Morgan Keegan's written opinion is attached to this proxy statement as Annex F. Z-Tel encourages you to read this opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken. Morgan Keegan's opinion is directed to the special committee and does not constitute a recommendation to any stockholder as to any matter relating to the Exchange Offer or any related transactions.

     In addition to the opinion of Morgan Keegan, the special committee considered other factors:

     o the conversion of the Preferred Stock into Common Stock is essential for Z-Tel to be able to attract the financing necessary for the business plan, and

     o if the Exchange Offer is not successful and the business plan is not financed, the likely value of the Common Stock would be zero.

What conflicts of interest might Z-Tel's directors and officers have in the Exchange Offer and related transactions?

     When considering the recommendation of Z-Tel's board of directors, you should be aware that some Z-Tel directors and officers have interests in the Exchange Offer and related transactions that may be different from, or in addition to, yours. These interests include:

     o Messrs. Lawrence C. Tucker and Andrew C. Cowen, directors of Z-Tel, are affiliates of The 1818 Fund, which owns all of the outstanding Series E Preferred Stock and approximately 73% of the outstanding Series G Preferred Stock.

     o Mr. Charles D. Hyman, a director of Z-Tel, owns approximately 0.5% of the outstanding Series D Preferred Stock and approximately 0.9% of the outstanding Series G Preferred Stock.

     o Directors and Officers of Z-Tel generally will be eligible to receive equity incentives pursuant to the Plan.

Other than as described above and payments made to directors and officers in their capacities as such, no payments or benefits will be paid to Z-Tel's current directors or officers as a result of the Exchange Offer and related transactions.

Has Z-Tel been advised that any of its Stockholders intend to vote in favor of the Exchange Offer and related transactions?

     Z-Tel has been advised by The 1818 Fund that it currently intends to vote in favor of the Exchange Offer and related transactions, subject to Z-Tel receiving tenders of substantially all of the Preferred Stock in the Exchange Offer, in its sole judgment. The 1818 Fund has not advised Z-Tel what level of tenders would, in its judgment, constitute "substantially all" of the Preferred Stock. The 1818 Fund is not obligated to vote in favor of the Exchange Offer or any of the related transactions and may decide not to do so at any time for any reason. However, because The 1818 Fund owns all of the Series E Preferred Stock and more than a majority of the Series G Preferred Stock, the Exchange Offer and related transactions cannot be approved unless The 1818 Fund votes in favor of such proposals at the special meeting. We will announce, by means of a press release, the number of shares of each series of Preferred Stock tendered as of the close of business (1) on the second business day preceding the date of the special meeting and (2) on the second business day prior to expiration of the Exchange Offer. We will also announce, by means of a press release, when The 1818 Fund has tendered its shares of Preferred Stock. If necessary, we will extend the Exchange Offer to the close of business on the fifth business day following the date upon which The 1818 Fund tenders its shares of Preferred Stock.

Will I have appraisal rights as a result of the recapitalization?

     Stockholders will not have appraisal rights as a result of the Exchange Offer or related transactions.

Are any regulatory approvals required in connection with the Exchange Offer or related transactions?

     Z-Tel is not aware of any federal or state regulatory approvals that must be obtained in connection with the Exchange Offer or related transactions.

What are the principal trading markets of the Z-Tel capital stock?

     The Common Stock is currently traded on the Nasdaq SmallCap Market under the symbol "ZTEL." However, the Common Stock does not currently meet the following two criteria necessary for continued listing: (1) the aggregate market value of the Common Stock is less than $35 million and (2) the closing bid price per share of the Common Stock is less than $1.00. Z-Tel has asked for temporary approval from the Nasdaq SmallCap Market to continue listing the Common Stock through November 30, 2004. However, such temporary approval may not be granted and the Common Stock may be delisted from the Nasdaq SmallCap Market in the near future.

     If Z-Tel is able to consummate the Exchange Offer and related transactions Z-Tel believes that the Common Stock will have an aggregate market value substantially in excess of $35 million and a bid price per share substantially in excess of $1.00. However, there can be no assurance that the Exchange Offer and related transactions will be consummated prior to November 30, 2004 or that the Common Stock will meet Nasdaq SmallCap Market listing requirements following consummation of Exchange Offer and related transactions. If not successful, Z-Tel expects that the Common Stock will be eligible for quotation on the OTC Bulletin Board. However, although Z-Tel would in such circumstance attempt to have the Common Stock quoted on the OTC Bulletin Board, there can be no assurance that it will be able to do so. Z-Tel believes that the failure to maintain the listing of its Common Stock on the Nasdaq SmallCap Market could have an adverse effect on the liquidity and price of the Common Stock and that this effect would be exacerbated if the Common Stock is not quoted on the OTC Bulletin Board.

     The Preferred Stock is not currently traded in any trading market.

What are the material federal income tax considerations of the Exchange Offer and the related transactions?

     The tax consequences of the Exchange Offer to holders of Preferred Stock are explained in the offering circular sent to Preferred Stockholders.

     The reverse stock split, other than cash paid for fractional shares, will generally be tax-free to Common Stockholders for United States federal income tax purposes. However, tax matters are very complicated and the tax consequences of the reverse stock split to you will depend on your own personal circumstances. You should consult your tax advisors for a full understanding of all of the tax consequences of the reverse stock split to you.

What is the anticipated accounting treatment of the transaction?

     The exchange of Common Stock for Preferred Stock will be treated as an induced conversion for accounting purposes per Financial Accounting Standards Board ("FASB") Statement No. 84, "Induced Conversions of Convertible Debt." An "induced conversion" is considered to occur when the conversion privileges, pursuant to the original terms of the instrument, are changed or additional consideration is offered to security holders for the purpose of inducing prompt conversion of the security. Per Topic D-42 and FASB 84, a dividend charge will be incurred representing the difference between the value of the Common Stock issued in the Exchange Offer, and the value of the shares that were issuable under the original conversion terms of the Preferred Stock. The dividend charge will result in an adjustment to net earnings in the quarter in which the conversion is approved. This adjustment is expected to be a reduction to net earnings, assuming Z-Tel's common stock price remains below the preferred stock effective exchange price on the day the conversion is approved. Earnings per share attributable to common stock will be adjusted due to the dividend and will show an even greater loss per common share outstanding.

     A reverse stock split will not affect Z Tel's results of operations. Because the number of outstanding shares of Common Stock will be reduced, the per share values of operation and value per share will be increased.

What will be the sources and uses of funds in the transaction?

     The Common Stock issued in the Exchange Offer is being issued in exchange for outstanding securities of Z-Tel. No funds will be required for the Exchange Offer and related transactions other than cash payments for fractional shares as a consequence of a reverse stock split and transaction costs, which will be paid from working capital. Z-Tel will not receive any cash proceeds from the issuance of Common Stock in the exchanges.

                 QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING

Where and when is the special meeting being held?

     The special meeting will be held at the our offices located at our offices located at 601 South Harbour Island Boulevard, Suite 220, Tampa, Florida, on Friday, November 19, 2004, at 1:00 p.m., Eastern time.

What is the purpose of the special meeting?

     The special meeting is being held to consider and vote upon:

     o an Exchange Offer, at the election of the holders thereof (subject in each case to the impact of any reverse stock split):

     o 25.69030 shares of its Common Stock, for each share of its Series D Preferred Stock (representing an exchange price of approximately $0.644 per share);

     o 25.24216 shares of its Common Stock for each share of its Series E Preferred Stock (representing an exchange price of approximately $0.644 per share); and

     o 161,469.4 shares of its Common Stock for each share of its Series G Preferred Stock (representing an exchange price of approximately $0.898 per share);

     o subject to approval and consummation of the Exchange Offer, an amendment to the terms of the Series D Preferred Stock to eliminate:

     o    dividend restrictions on parity and junior stock,

     o    deemed liquidation events triggering liquidation rights,

     o anti-dilution adjustments based on the price of new issuances of common stock, and

     o    voting rights other than those required by law;

     o subject to approval and consummation of the Exchange Offer, and subject to all of the Series D Preferred Stock being exchanged in the Exchange Offer, an amendment of the certificate of incorporation to eliminate the Series D Preferred Stock;

     o subject to approval and consummation of the Exchange Offer, an amendment to the certificate of incorporation to eliminate the Series E Preferred Stock;

     o subject to approval and consummation of the Exchange Offer, an amendment to the terms of the Series G Preferred Stock to eliminate:

     o    dividend restrictions on parity and junior stock,

     o dividend restrictions if dividends on series G preferred stock dividends are not paid,

     o    redemption rights following a change of control,

     o    liquidation rights following a change of control, and

     o anti-dilution adjustments based on the price of new issuances of common stock;

     o subject to approval and consummation of the Exchange Offer, and subject to all of the Series G Preferred Stock being exchanged in the Exchange Offer, an amendment of the certificate of incorporation to eliminate the Series G Preferred Stock;

     o subject to approval and consummation of the Exchange Offer, an amendment of Z-Tel's certificate of incorporation to effect a reverse stock split of the Common Stock in the ratio of an integral between and including three and eight to one, as determined at the direction of the board of directors, which reverse stock split may be abandoned at the discretion of the board of directors; and

     o subject to approval and consummation of the Exchange Offer, adoption of the Plan and reservation of shares for issuance thereunder representing 8% of the Fully Diluted Common Stock.

     At the special meeting, Stockholders will also be asked to approve an amendment to Z-Tel's certificate of incorporation to change its name to "Trinsic, Inc."

     The board of directors knows of no other business that will be presented for consideration at the special meeting. However, if any matters are properly presented at the special meeting or any adjournment or postponement of the special meeting (including any motion to adjourn the special meeting to permit the Company to solicit additional votes in favor of the Exchange Offer and related transactions) the proxy holders will be granted discretionary authority with respect to any such matter.

Who is entitled to vote at the special meeting?

     These proposals will be submitted for approval to the record holders of Z-Tel's Common Stock, Series D Preferred Stock and Series E Preferred Stock as of November 1, 2004, the record date established by the board of directors for determining Stockholders entitled to vote at the special meeting, all voting together as a single class.

     In addition to the votes described in the preceding paragraph, proposals IIA, IIB, IIC, IID and III will be submitted for approval to the record holders of Z-Tel's Series D Preferred Stock as of November 1, 2004, voting as a separate class, proposal IV will be submitted for approval to the record holders of Z-Tel's Series E Preferred Stock as of November 1, 2004, voting as a separate class and proposals VA, VB, VC, VD, VE and VI will be submitted for approval to the record holders of Z-Tel's Series G Preferred Stock as of November 1, 2004, voting as a separate class.

     As of the record date, there were 41,711,821 shares of Common Stock issued, outstanding and entitled to be voted at the special meeting, 3,976,723 shares of Series D Preferred Stock issued, outstanding and entitled to be voted at the special meeting with a Common Stock voting strength equal to 1.96877 shares of Common Stock, 4,166,667 shares of Series E Preferred Stock issued, outstanding and entitled to be voted at the special meeting with a Common Stock voting strength equal to 2.02707 shares of Common Stock, and 168.5 shares of Series G Preferred Stock issued, outstanding and entitled to be voted at the special meeting with no Common Stock voting rights.

How many votes do I have?

     For the purposes of each vote of the Common Stock, Series D Preferred Stock and Series E Preferred Stock as a single class, each share of Common Stock is entitled to one vote, each share of Series D Preferred Stock is entitled to
1.96877 votes per share, which is the number of votes equal to the Series D Preferred Stock liquidation value per share divided by the Series D Preferred Stock conversion price, each as of the record date for the special meeting, and each share of Series E Preferred Stock is entitled to 2.02707 votes per share, which is the number of votes equal to the Series E Preferred Stock liquidation value per share divided by the Series E Preferred Stock conversion price, each as of the record date for the special meeting.

     For the purpose of the Series D Preferred Stock class vote on proposals IIA, IIB, IIC, IID and III, each share of Series D Preferred Stock is entitled to one vote.

     For the purpose of the Series E Preferred Stock class vote on proposal IV, each share of Series E Preferred Stock is entitled to one vote.

     For the purpose of the Series G Preferred Stock class vote on proposals VA, VB, VC, VD, VE and VI, each share of Series G Preferred Stock is entitled to one vote.

How do I vote by proxy?

     If you complete and properly sign the accompanying proxy card and return it to Z-Tel, and if it is received in time and not revoked, it will be voted at the special meeting in accordance with the instructions indicated in such proxy. If you are a registered stockholder and attend the meeting, you may deliver your completed proxy card at that time or vote in person. If your shares of Z-Tel stock are held in "street name" and you wish to vote at the meeting, you must obtain a proxy card from the broker, bank or other nominee that holds your shares. If no instructions are indicated on a proxy card returned to Z-Tel, the shares represented by that proxy will be voted "FOR" the Exchange Offer and each of the other proposals and in the discretion of the proxy holder as to any other matter that may properly come before the special meeting or any adjournment or postponement thereof. No proxy voted against the Exchange Offer or any of the other proposals will be voted in favor of any adjournment or postponement of the meeting.

Can I vote in person at the special meeting?

     If you plan to attend the special meeting and vote in person, you will receive a ballot when you arrive. If your shares are held in the name of a broker, bank or other nominee, you must follow instructions received from that broker, bank or nominee with this proxy statement in order to vote at the special meeting or to change your vote.

Can I revoke my vote after I return my proxy card?

     Yes. If you are a registered holder, you may revoke your proxy at any time prior to its exercise at the special meeting by:

     o filing with corporate secretary of Z-Tel, at or before the taking of the vote at the special meeting, a written notice of revocation bearing a later date than the proxy being revoked,

     o duly executing a later-dated proxy relating to the same shares and delivering it to corporate secretary of Z-Tel before the taking of the vote at the special meeting, or

     o    attending and voting in person at the special meeting.

     All written notices of revocation or other communications with respect to revocation of proxies should be sent to Z-Tel Corporation, 601 South Harbour Island Boulevard, Tampa, Florida 33602, Attention: corporate secretary, or hand delivered to the corporate secretary of Z-Tel at or before the taking of the vote at the special meeting.

     If your shares are held in the name of a broker, bank or other nominee, you must follow instructions received from such broker, bank or nominee with this proxy statement in order to revoke your vote or to vote at the special meeting.

What constitutes a quorum?

     The presence, in person or by proxy, of holders of (1) a majority of the combined voting power of the outstanding shares of Common Stock, the Series D Preferred Stock and the Series E Preferred Stock, (2) a majority of the outstanding shares of the Series D Preferred Stock as a separate class, (3) a majority of the outstanding shares of the Series E Preferred Stock as a separate class and (4) a majority of the outstanding shares of the Series G Preferred Stock as a separate class will constitute a quorum to conduct business at the special meeting. Proxies received but marked as abstentions or "broker non-votes" (which occur when shares held by brokers or nominees for beneficial owners are voted on some matters but not on others) will be included in the calculation of the number of shares present and entitled to vote at the special meeting for purposes of determining whether a quorum exists, but will not constitute a vote "for" or "against" any matter and thus will be disregarded in the calculation of "votes cast."

What are the recommendations of the board of directors?

Exchange Offer

     After careful consideration and after receiving a written opinion from Morgan Keegan & Company, Inc. as to the fairness, from a financial point of view, to Common Stockholders of the exchange offer, a special committee of Z-Tel's board of directors determined that the exchange offer is in the best interests of Common Stockholders. On the basis of such determination,

     o The board of directors recommends that Common Stockholders vote FOR the Exchange Offer proposal.

     o The board of directors is not making any recommendation to Preferred Stockholders with respect to the Exchange Offer proposal.

Amendments to Certificates of Designation, subject to Approval and Consummation of the Exchange Offer

     o The board of directors recommends that Common Stockholders vote FOR the proposals to amend the Series D and Series G Preferred Stock certificates of designation.

     o The board of directors is not making any recommendation to Preferred Stockholders as to how they should vote on the proposal to amend the Series D Preferred Stock and Series G Preferred Stock certificates of designation.

Charter Amendments to Eliminate Certificates of Designation of Preferred Stock Series No Longer Outstanding,
      Authorization of Reverse Stock Split Proposal, and
      Adoption of 2004 Stock Incentive Plan, subject to Approval and Consummation of the Exchange Offer

     o The board of directors recommends that Stockholders vote FOR the proposals to eliminate from Z-Tel's certificate of incorporation certificates of designation relating to series of Preferred Stock no longer outstanding, to authorize the board of directors to adopt, in its discretion, one of the reverse stock split proposal and to adopt the Plan.

Name Change Amendment

     o The board of directors recommends that Stockholders vote FOR the proposal to change Z-Tel's name to "Trinsic, Inc."

     The board of directors reserves the right to abandon any or all of the several amendments to and elimination of the Preferred Stock certificates of designation, any or all of the reverse stock split proposal or the name change amendment at any time prior to their effectiveness notwithstanding authorization thereof by Stockholders.

What vote is required to approve the Exchange Offer, the related transactions and the name change?

     The affirmative vote of a majority of the voting power of the outstanding shares of the Common Stock, Series D Preferred Stock and Series E Preferred Stock, voting together as a single class, cast at the special meeting is required to approve the Exchange Offer and the Plan. The affirmative vote of a majority of the voting power of the outstanding shares of the Common Stock, Series D Preferred Stock and Series E Preferred Stock, voting together as a single class, is required to approve the several amendments to the certificates of designation, the reverse stock split and the name change proposal. In addition, each amendment to and termination of the certificate of designation relating to the Series D Preferred Stock requires the affirmative class vote of 70% of the outstanding shares of the Series D Preferred Stock, the termination of the certificate of designation relating to the Series E Preferred Stock requires the affirmative class vote of a majority of the Series E Preferred Stock outstanding and each amendment to and termination of the certificate of designation relating to the Series G Preferred Stock requires the affirmative class vote of a majority of the outstanding shares of the Series G Preferred Stock. The failure to vote, a vote to abstain and any "broker non-votes" will have no direct effect on the approval of either of the Exchange Offer or the Plan so long as a quorum is present at the special meeting. However, the failure to vote, a vote to abstain and any "broker non-votes" will effectively be counted as a vote against the several amendments to the certificates of designation, the reverse stock split and the name change proposal. Because the Exchange Offer is conditioned upon the approval of all of the related transactions being submitted to Stockholders for approval, including the several amendments to the certificates of designation and the reverse stock split proposal, the failure to vote, a vote to abstain and any "broker non-votes" with respect to the several amendments to the certificates of designation or the reverse stock split proposal will effectively be counted as a vote against the Exchange Offer and the related transactions.

What does it mean if I get more than one proxy card?

     You should vote on each proxy card you receive. You will receive separate proxy cards for all shares you hold in different ways, such as jointly with another person or in trust, or in different brokerage accounts. If you hold shares in a stock brokerage account, you will receive a proxy card or information about other methods of voting from each broker, and you must send your vote to your broker according to the broker's instructions.

Who will count the votes?

     All votes will be tabulated by employees of Corporate Communications, Inc., one or more of whom will serve also as inspectors of election.

How will the costs of soliciting proxies be paid and in what manner will proxies be solicited?

     Z-Tel will pay all of the costs associated with soliciting the proxies, including the cost of preparing, assembling and mailing the notice of special meeting, proxy statement and proxy. In addition to soliciting proxies by mail, Z-Tel's officers, directors and other regular employees, without additional compensation, may solicit proxies personally or by telephone or facsimile. It is anticipated that banks, brokers, fiduciaries, other custodians and nominees will forward proxy soliciting materials to their principals. Z-Tel will reimburse such persons' out-of-pocket expenses.

     SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA AND OTHER INFORMATION

     The following tables present summary historical consolidated financial and operating information and summary pro forma consolidated financial information of Z-Tel reflecting completion of the Exchange Offer.

Summary Historical Consolidated Financial Information of Z-Tel

     The following table sets forth summary historical consolidated financial and operating information of Z-Tel. Except for the six months ended June 30, 2004 and 2003, and the property information, the summary historical financial information is derived from audited consolidated financial statements of Z-Tel for each period presented. The summary historical data are only a summary, and should be read in conjunction with the historical annual audited and interim unaudited financial statements of Z-Tel included in Annex H-2 and H-3 hereto.


                                                                                                 Six Months Ended
                                                     Years Ended December 31,                        June 30,
                                        2003       2002        2001      2000 (1)     1999        2004       2003
                                                     (In thousands, except share and per share data)
Revenues........................      $289,180  $238,397   $280,350    $177,668      $6,615   $132,264    $131,975
Operating expenses:
  Network operations (2)........       135,097    94,474    159,617     107,077       6,518     65,271     58,852
  Sales and marketing...........        18,753    12,327     31,243      45,018       8,898      8,971     11,111
  General and administrative (3)       127,018   122,579    156,107      99,606      20,055     66,229     58,850
  Asset impairment charge (4)...             --     1,129     59,247           --           --          --          --
  Wholesale development costs (5)            --     1,018          --           --           --          --          --
  Restructuring charge (6)......             --     1,861          --           --           --        807          --
  Depreciation and amortization.        23,449    23,936     23,277      17,166       4,372     10,420     12,029
    Total operating expenses....      (304,317)  257,324    429,491     268,867      39,843    151,698    140,842
      Operating loss............       (15,137)  (18,927)  (149,141)    (91,199)    (33,228)   (19,434)    (8,867)
Non-operating income (loss):
  Interest and other income.....         2,086     3,509      6,862       5,475         608      1,352      1,164
  Interest and other expense....        (3,076)   (4,137)    (3,789)     (2,313)     (3,351)    (3,412)    (1,410)
      Total non-operating income          (990)     (628)     3,073       3,162      (2,743)    (2,060)      (246)
      (loss)......................
      Net loss..................       (16,127)  (19,555)  (146,068)    (88,037)    (35,971)   (21,494)    (9,113)
Less mandatorily redeemable
   convertible preferred stock
   dividends and accretion......       (17,480)  (15,589)   (15,059)     (3,644)     (1,654)    (7,991)    (8,904)
Less deemed dividend related to
   beneficial conversion feature          (186)     (186)    (9,356)    (20,027)          --        (93)       (92)
      Net loss attributable to
      Common Stockholders.......      $(33,793) $(35,330)  $(170,483)  $(111,708)  $(37,625)  $(29,578)   $(18,109)
Weighted average common shares
   outstanding..................    35,396,922  34,951,720 33,908,374  33,066,538  15,099,359 36,337,804  35,286,953
Basic and diluted net loss per          $(0.95)      $(1.01)    $(5.03)     $(3.38)    $(2.49)    $(0.81)    $(0.51)
   share........................ Consolidated Balance Sheet Data
Cash and cash equivalents (7)(8)       $12,013   $16,037    $18,892     $46,650    $101,657     $8,196    $14,204
Working capital (deficit).......       (31,038)  (19,380)   (11,983)     59,245      95,315    (45,127)   (24,032)
Total assets....................        89,453   106,711    116,737     246,461     137,677    $80,569    $104,901
Total debt......................         5,531    10,144     15,766      20,417      14,134      2,283      7,389
Mandatorily convertible
   redeemable preferred stock (8)      144,282   127,631    112,570      84,585           --    152,366    136,132
Total stockholder's equity
   (deficit)....................      (131,019)  (99,284)   (67,172)     89,100     114,378   (159,022)   (116,372)


                                                                                                 Six Months Ended
                                                     Years Ended December 31,                        June 30,
                                        2003       2002        2001      2000 (1)     1999        2004       2003
                                                     (In thousands, except share and per share data)
Other Financial Data
Net cash provided by (used in)
   operating activities.........        11,956    18,399    (21,846)    (96,862)    (32,681)    (9,183)     6,149
Net cash used in investing                                                                      (4,692)    (5,756)
   activities...................       (10,996)  (15,600)   (15,615)    (40,602)     (5,182)
Net cash provided by (used in)
   financing activities.........        (4,984)   (5,654)     9,701)     82,455     131,547     10,058     (2,226)
 ______________________


(1) We completed the acquisition of Touch 1 on April 14, 2000. We used the purchase accounting method for our acquisition of Touch 1. Therefore, our discussions of the results of operations and liquidity and capital resources do not include any discussions regarding Touch 1 prior to our acquisition of Touch 1, which is treated as being closed for accounting purposes, on April 1, 2000.

(2) During 2002, we received a $9.0 million retroactive rate reduction for the unbundled network elements we acquired from Verizon as a result of a settlement approved by the New York Public Service Commission.

(3) Included in the 2001 general and administrative expense was a write-off of accounts receivable that resulted in $29.9 million of additional bad debt expense.

(4) We recorded a $1.1 and $59.2 million expense related to impaired assets in 2002 and 2001, respectively. This expense was the result of management's decision to reduce various customer growth initiatives, most notably telemarketing activity levels. In 2001, a majority of the operations and assets of telemarketing centers acquired from Touch 1 was either voluntarily closed or sold. In addition to the goodwill impairment of $54.9 million, we recorded a $4.3 million charge associated with the impairment of assets, composed of $3.0 million relating to unrealizable software and development projects, $0.9 million of a worthless telemarketing property and equipment, and $0.4 million of securities deemed to be worthless. As a result of management's decision in the second quarter of 2002 to enhance future cash flow and operating earnings, we closed the remaining call centers in North Dakota and recorded a $1.1 million asset impairment. We also incurred restructuring charges as a result of this decision during 2002 as discussed in note (1).

(5) During 2002, we began to provide our services on a wholesale basis. We recorded start-up costs for developing this new service offering of approximately $1.0 million. All wholesale related costs after our initial wholesale services contract signed on March 20, 2002 are included in the operating expenses line items, rather than being segregated.

(6) During 2002, we closed two call centers in North Dakota and our New York sales office. As discussed in note (4) above, these expenses consisted primarily of termination benefits, lease abandonment and lease settlement costs.

(7) Included in the December 31, 1999 cash balance was approximately $109.1 million of net proceeds from our December 15, 1999 initial public offering. This cash was obtained through the sale of 6,900,000 shares (including the underwriters' over-allotment option) of our Common Stock at $17.00 per share.

(8) During 2000, we issued Series D Preferred Stock and Series E Preferred Stock for approximately $56.3 and $50.0 million, respectively. During 2001, we issued Series G Preferred Stock for approximately $17.5 million.

Summary Pro Forma Consolidated Financial Information of Z-Tel

         The following unaudited pro forma information presents the effects of the Exchange Offer assuming all of Z-Tel's outstanding Preferred Stock is exchanged as if the exchange occurred as of June 30, 2004 for the unaudited balance sheet data. There would be no pro forma adjustments to our income statement data for either the year ended December 31, 2003 or the six months ended June 30, 2004 if the exchange occurred as of the first day of such periods. In the quarter in which the exchange is approved, a dividend charge will be recorded that will impact net earnings. It is expected that this dividend will reduce net earnings, assuming Z-Tel's common stock price remains below the effective exchange price. Earnings per share attributable to common stock will be adjusted due to the dividend and will show an even greater loss per common share outstanding. The pro forma information does not include costs of the Exchange Offer or a dividend charge that Z-Tel will incur as a result of the Exchange Offer.


                                           Consolidated Pro Forma Balance Sheet
                                     (In thousands, except share and per share data)
                                                       (Unaudited)
                                                                      June 30,       Pro Forma
                                                                        2004        Adjustments      Pro Forma

         Assets
         Current assets:
         Cash and cash equivalents                                   $   8,196       $       --       $   8,196
         Accounts receivable, net of allowance for doubtful             28,672                          28,672
         accounts
         Prepaid expenses and other current assets                       4,804                           4,804
         Total current assets                                           41,672               --          41,672

         Property and equipment, net                                    34,298                          34,298
         Intangible assets, net                                          1,372                           1,372
         Other assets                                                    3,227                           3,227
         Total assets                                                $  80,569       $       --       $  80,569

         Liabilities, preferred stock and deficit
         Current liabilities:
         Accounts payable and accrued liabilities                    $  63,745       $       --       $  63,745
         Deferred revenue                                                8,357                           8,357
         Current portion of long-term debt and capital lease            14,697                          14,697
         obligations

         Total current liabilities                                      86,799                          86,799

         Long-term deferred revenue                                        221                             221
         Long-term debt and capital lease obligations                      205               --             205
         Total liabilities                                              87,225               --          87,225

         Mandatorily redeemable convertible preferred stock            152,366        (152,366)              --

         Stockholders' deficit:
         Common stock                                                      373           2,538           2,911
         Notes receivable from Stockholders                               (930)                           (930)
         Additional paid-in capital                                    183,281         149,828         333,109
         Accumulated deficit                                          (341,358)              --        (341,358)
         Treasury stock                                                   (388)              --            (388)

         Total Stockholders' deficit                                  (159,022)        152,366          (6,656)

         Total liabilities, preferred stock and deficit              $  80,569       $       --       $  80,569


               Market for the Common Stock and the Preferred Stock

         Our Common Stock currently trades on the Nasdaq SmallCap Market under the symbol "ZTEL." Our Preferred Stock does not trade on an exchange, nor is it listed or quoted on an inter-dealer quotation system. The price ranges presented below for Common Stock represent high and low sale prices for each quarter, as reported by the Nasdaq SmallCap Market. There is no established trading market for the Preferred Stock.

                                               HIGH              LOW
          FISCAL YEAR 2002:
          First Quarter ............       $     2.98       $     1.25
          Second Quarter ...........       $     2.25       $     0.35
          Third Quarter ............       $     1.55       $     0.41
          Fourth Quarter ...........       $     1.37       $     0.70

          FISCAL YEAR 2003:
          First Quarter ............       $     1.60       $     0.60
          Second Quarter ...........       $     2.99       $     1.58

          Third Quarter ............       $     3.25       $     1.70
          Fourth Quarter ...........       $     3.08       $     1.40

          FISCAL YEAR 2004
          First Quarter ............       $     4.79       $     2.00
          Second Quarter ...........       $     3.19       $     1.25
          Third Quarter ............       $     1.41       $     0.29
          October 1, 2004 through
          October 28, 2004..........       $     1.06       $     0.33

         (1) Prices for our Common Stock for periods prior to September 10, 2002 represent stock prices on the Nasdaq National Market, the exchange on which our Common Stock was listed prior to such date.


         You are urged to obtain current market quotations for your shares.

         As of September 27, 2004, there were 229 record holders of Common Shares, 36 record holders of Series D Preferred Stock, 1 record holder of Series E Preferred Stock, and 7 record holders of Series G Preferred Stock.

         By letter dated July 28, 2004, the Nasdaq Stock Market, Inc. notified us that for 10 consecutive days, the market value of our Common Stock on the Nasdaq SmallCap Market was not $35 million or more, as required for continued inclusion on the Nasdaq SmallCap Market by the Nasdaq rules. The market value of our Common Stock remained below the minimum market value, and as a result the Nasdaq staff provided us with written notification that our Common Stock will be delisted. Currently we are appealing the staff's decision to a Listing Qualifications Panel primarily on the basis that we believe, following consummation of the Exchange Offer, that the market value of our Common Stock will substantially exceed the minimum required amount. The Listing Qualifications Panel may not grant our request to defer a determination of delisting until after the Exchange Offer is consummated. In that event our Common Stock is delisted, we expect that our Common Stock will be eligible for quotation on the OTC Bulletin Board, however, although Z-Tel would in such circumstance attempt to have the Common Stock quoted on the OTC Bulletin Board, there can be no assurance that it will be able to do so. Z-Tel believes that the failure to maintain the listing of its Common Stock on the Nasdaq SmallCap Market could have an adverse effect on the liquidity and price of the Common Stock and that this effect would be exacerbated if the Common Stock is not quoted on the OTC Bulletin Board. Even if our request is granted, we may not achieve the necessary market value for our Common Stock following the Exchange Offer or our Common Stock may not maintain the necessary market value for any length of time. If we fail to achieve and maintain the market value for our Common Stock above that required by the Nasdaq rules, our Common Stock will ultimately be delisted from the Nasdaq SmallCap Market.

         We have also been advised by the Nasdaq staff that our Common Stock does not currently meet the minimum bid price per share of $1.00 necessary to maintain listing on the Nasdaq SmallCap Market as required by the Nasdaq rules. Although we believe that the reverse stock split proposal, if adopted at the special meeting, will allow us to regain compliance, we may not achieve the necessary bid price per share following the reverse stock split or our Common Stock may not maintain the necessary minimum bid price for any length of time. If we fail to achieve and maintain a bid price for our Common Stock above that required by the Nasdaq rules, our Common Stock will ultimately be delisted from the Nasdaq SmallCap Market.

                                 SPECIAL FACTORS

Background of the Exchange Offer

         Shortly after a March 2004 federal court decision vacating certain Federal Communications Commission rules related to UNE-P pricing, management of Z-Tel expedited implementation of a new business plan that revolved around Z-Tel becoming a voice over Internet Protocol ("VoIP") based telecommunications provider to reduce or eliminate the uncertainty of UNE-P. As part of this process, the then chief executive officer of Z-Tel, D. Gregory Smith, began having informal discussions with various parties about raising financing that would be necessary to pursue the VoIP initiative. It became clear fairly quickly to Mr. Smith that the existence of the Preferred Stock, particularly the mandatory redemption features thereof, would be a serious impediment to Z-Tel's ability to attract additional financing.

         During April and May of 2004, Mr. Smith began having discussions with representatives of The 1818 Fund, the largest holder of the Series G Preferred Stock and the only holder of the Series E Preferred Stock, and representatives of Richland Ventures III, L.P. ("Richland"), the largest holder of Series D Preferred Stock, about possibly converting their Preferred Stock into Common Stock. Representatives of The 1818 Fund indicated a willingness to possibly convert their Preferred Stock on a negotiated basis but only if substantially all of the other holders of Preferred Stock also agreed to convert. Mr. Smith informed the board that the representatives of Richland were not interested in converting their Preferred Stock into Common Stock. Mr. Smith continued discussing the proposed conversion with representatives of The 1818 Fund in June 2004 and reached a tentative agreement whereby The 1818 Fund would agree to consider a conversion of their Preferred Stock (with the continued condition that substantially all holders of Preferred Stock would similarly convert) at an effective conversion price of $2.28 for the Series D Preferred Stock, $2.27 for the Series E Preferred Stock and $0.68 for the Series G Preferred Stock.

         In late June 2004, the board determined that it was advisable for a special committee comprised solely of independent directors be formed in order to recommend to the board the advisability of any exchange offer. The members of the special committee were John K. Aurell, Richard F. LaRoche, Jr., and W. Andrew Krusen, Jr., who was to serve as Chairman. The committee retained the law firm of Cahill Gordon & Reindel LLP to act as its counsel and Morgan, Keegan & Co. to act as its financial advisor.

         In July 2004, Mr. Smith had additional conversations with representatives of Richland regarding Richland's willingness to convert the Series D Preferred Stock owned by them on the same basis he had negotiated with The 1818 Fund. Mr. Smith informed the board of directors that the representatives of Richland said they were not interested in the proposed terms of the exchange offer, although they would consider exchanging their Preferred Stock for a combination of notes and equity.

         During June and July 2004, Mr. Smith and representatives of The 1818 Fund discussed the possibility of The 1818 Fund providing a "bridge loan" to Z-Tel to enable Z-Tel to meet current operating expenses. In late July 2004, The 1818 Fund and Z-Tel tentatively agreed on terms whereby The 1818 Fund would lend Z-Tel $5 million with an additional $10 million potentially to be available for future loans at the discretion of The 1818 Fund. Representatives of The 1818 Fund indicated that the additional $10 million would only be made available if substantially all of the Preferred Stock was converted to Common Stock. The 1818 Fund also indicated that, if the Preferred Stock conversion was successful, they would consider converting their outstanding loan to Z-Tel into Common Stock on a negotiated basis if Z-Tel so desired.

         On August 12, 2004, the special committee determined that the proposed exchange offer negotiated with representatives of The 1818 Fund was in the best interests of the Stockholders of Z-Tel and unanimously voted to recommend to Z-Tel's board of directors that they make such exchange offer to the holders of the Preferred Stock. Soon after such meeting, Mr. Smith again asked Richland if they would support the proposed terms of the offer and Mr. Smith reported to the board of directors that representatives of Richland declined to support such terms. On August 16, 2004, Mr. Smith notified the board of directors that he was not confident that The 1818 Fund would provide the $5 million of bridge loan financing (the loan was subsequently made on August 25, 2004) and that he would be unable to negotiate a mutually satisfactory Preferred Stock conversion with the holders, and instructed management to hire a bankruptcy counsel and consider a potential bankruptcy filing by Z-Tel. On August 24, 2004, Mr. Smith tendered his resignation as chief executive officer and together with Charles W. McDonough, our former chief technology officer, commenced discussions with us to purchase certain assets of our Atlanta technology center, which resulted in an agreement between us entered into on September 29, 2004. Trey Davis was appointed as successor chief executive officer on August 29, 2004. During the late August and early September time period, representatives of The 1818 Fund began direct discussions with representatives of Richland to see whether a mutually acceptable Preferred Stock conversion plan could be negotiated.

         Following Mr. Smith's resignation, representatives of Richland indicated to representatives of The 1818 Fund that, while Richland would not agree to the previously proposed exchange rate, Richland could potentially agree to participate in a Common Stock for Preferred Stock exchange offer that (1) provided for a greater rate of exchange to Series D Preferred Stock Holders and Series E Preferred Stockholders and (2) accounted for the junior ranking of the Series G Preferred Stock by providing for a significantly less favorable exchange rate than the rate of exchange applicable to the Series D Preferred Stock and the Series E Preferred Stock. In mid-September, The 1818 Fund reported to Z-Tel that they and Richland had reached a potential agreement on modified exchange offer terms which are the same terms as those contained in the Exchange Offer.

         At meetings held on September 23 and September 28, 2004, the special committee together with its advisors considered the revised terms of the proposed Exchange Offer. At the September 28, 2004 meeting Morgan, Keegan presented its analysis of the Exchange Offer terms to the special committee and rendered their opinion that the terms of the proposed offer were fair to the holders of the Common Stock from a financial point of view.

         After discussion, members of the special committee voted to recommend to the Z-Tel board of directors that they authorize and commence the Exchange Offer and at a meeting on September 28, 2004 the board of directors authorized the commencement of the Exchange Offer.

Opinion of Financial Advisor to the Special Committee

         At a meeting of the special committee on September 28, 2004, Morgan Keegan presented orally its financial analysis of the Exchange Offer. Morgan Keegan confirmed its oral presentation in a written opinion that the Exchange Offer was fair, from a financial point of view to Common Stockholders. The complete text of the Morgan Keegan opinion described above, dated September 28, 2004, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this proxy statement as Annex F. The advisory services and opinion of Morgan Keegan were provided for the information and assistance of the special committee in connection with their consideration of the Exchange Offer and do not constitute a recommendation as to how any Stockholder should vote with respect to the Exchange Offer. The summary of the opinion set forth below is qualified in its entirety by reference to such opinion.

         In connection with its opinion, Morgan Keegan has made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Among other things, Morgan Keegan:

     o    reviewed the proposed terms of the Exchange Offer;

     o reviewed certain publicly available business and financial information relating to Z-Tel;

     o reviewed a series of internal presentations and correspondence prepared by Z-Tel's management regarding Z-Tel's business plan and capital structure among others;

     o reviewed certain other information provided to Morgan Keegan by Z-Tel and discussed the business prospects and financial position of Z-Tel with its management and independent auditors;

     o    visited Z-Tel's office facilities located in Atmore, Alabama;

     o reviewed audited financial results of Z-Tel for fiscal years ended December 2001 through 2003 as well as for the latest twelve months ended June 30, 2004 and the latest unaudited interim results of Z-Tel;

     o    reviewed financial forecasts provided by Z-Tel's management;

     o reviewed the reported historical prices and historical trading activity of the Common Stock;

     o compared and considered the financial performance of Z-Tel with that of certain other publicly traded companies and their securities; and

     o performed such other analyses and considered such other factors as Morgan Keegan deemed appropriate.

         Morgan Keegan assumed and relied upon, without independent verification, the accuracy and completeness of the information it reviewed in arriving at its opinion and did not independently verify any of such information. With respect to internal financial statements, financial and operational forecasts and other financial and operating data, Morgan Keegan assumed that such financial statements, forecasts and data had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Z-Tel. Morgan Keegan also assumed that there had been no material changes in Z-Tel's assets, financial condition, results of operations, business or prospects since the respective dates of the last financial statements made available to it. Morgan Keegan did not make any independent valuation, inspection or appraisal of the assets or liabilities of Z-Tel, nor was it furnished with any such appraisals or valuations. Morgan Keegan's opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion.

         The following is a summary of the material financial analyses used by Morgan Keegan in reaching its opinion and does not purport to be a complete description of the analyses performed by Morgan Keegan. The following quantitative information, to the extent it is based on market data, is based on market data as it existed at or about September 27, 2004, and is not necessarily indicative of current or future market conditions. You should understand that the order of analyses and the results derived from these analyses described below do not represent relative importance or weight given to these analyses by Morgan Keegan.

Financial Condition of Z-Tel

         Morgan Keegan reviewed relevant considerations associated with Z-Tel's financial condition:

     o Z-Tel is in financial distress and is running out of money to fund operations;

     o Cash levels are critical and in the absence of additional funding, Z-Tel's management projects that cash will be exhausted in the first quarter of 2005;

     o Z-Tel has accumulated a Stockholders' deficit of $159.0 million as of June 30, 2004;

     o    Z-Tel projects annual operating losses through December 31, 2004;

     o The Common Stock may be de-listed from the Nasdaq SmallCap Market (currently under appeal);

     o Z-Tel's Preferred Stock is entitled to the first $158.4 million (as of September 27, 2004) in the event of liquidation of Z-Tel; and

     o Z-Tel was not in compliance with the financial covenants under its existing bank facility.

Stock Trading Analysis

         Using publicly available market data Morgan Keegan reviewed the reported historical prices and historical trading activity for the Common Stock over the time period beginning September 27, 2001 and ending September 27, 2004. In addition, Morgan Keegan reviewed the amount of active equity analyst coverage Z-Tel received and examined Z-Tel's historical trading index over a one-year period beginning September 29, 2003 and ending September 27, 2004 as compared to the S&P 500 index, the Nasdaq index and an index of competitive local exchange carrier companies.

         Morgan Keegan noted that the Common Stock traded between a range of $0.29 and $4.79 for the 52-week period ended September 27, 2004 with a three-month average daily volume of approximately 1.0 million shares. The closing price of the Common Stock on September 27, 2004 was $0.51. Morgan Keegan noted that Z-Tel had received notice that it was being de-listed from the Nasdaq SmallCap Market because the Common Stock did not meet the minimum listing standards. Z-Tel was in the process of appealing the de-listing decision. Morgan Keegan concluded that the Common Stock received virtually no analyst coverage.

Exchange Offer Analysis

         Morgan Keegan reviewed the dilutive effects that the Exchange Offer would have on Common Stockholders. Morgan Keegan found that the Exchange Offer would be highly dilutive to existing Common Stockholders. Pre-Exchange Offer, Z-Tel had approximately 77.0 million Common Stock equivalent shares outstanding (including shares issuable upon exercise of in the money warrants or conversion of Preferred Stock and restricted Common Stock, but excluding out of the money options and warrants to acquire Common Stock), of which outstanding shares of Common Stock (including restricted Common Stock) and in the money warrants represent approximately 41.5 million shares, or 53.8%. Immediately following the conversion of the Series D Preferred Stock, Series E Preferred Stock and Series G Preferred Stock into Common Stock, Z-Tel will have approximately 276.5 million Common Stock equivalent shares issued and outstanding (including shares issuable upon exercise of in the money warrants and restricted Common Stock, but excluding out of the money options and warrants to acquire Common Stock). Of the
276.5 million Common Stock equivalent shares outstanding post-Exchange Offer, 15.0% will be held by the existing Common Stockholders (including holders of restricted Common Stock) and in the money warrant holders. Former Series D Preferred Stock, Series E Preferred Stock and Series G Preferred Stock will hold approximately 235.0 million shares representing 85.0% of Common Stock equivalent shares outstanding.

         Morgan Keegan noted that the Exchange Offer price with respect to the Series D Preferred Stock of $0.644 per share of Common Stock represents a 92.4% discount to its current conversion price and a 26.3% premium to the per share Common Stock price as of September 27, 2004; that the Exchange Offer price with respect to the Series E Preferred Stock of $0.644 per share of Common Stock represents a 92.0% discount to its current conversion price and a 26.3% premium to the per share Common Stock price as of September 27, 2004; and that the Exchange Offer price with respect to the Series G Preferred Stock of $0.898 per share of Common Stock represents a 29.8% discount to its current conversion price and a 76.1% premium to the per share Common Stock price as of September 27, 2004.

         Upon the completion of the Exchange Offer, significant additional dilution to existing Common Stockholders may occur if (1) newly issued shares of Common Stock are sold, (2) The 1818 Fund converts the aggregate amount due under its note receivable into shares of Common Stock and (3) The 1818 Fund exercises its warrant to purchase 2.7 million shares of Common Stock at $0.01 per share.

Peer Group Analysis

         Morgan Keegan compared financial, market and operating information of Z-Tel with corresponding data for selected publicly traded companies selected on the basis of operational and economic similarity with the principal business operations of Z-Tel, taking into account the risks specific to Z-Tel. Morgan Keegan reviewed the following companies in the telecommunications industry:
Choice One Communications, ITC^Deltacom, Talk America Holdings, Time Warner Telecom and US LEC Corporation (the "Peer Group").

         Specifically, Morgan Keegan:

     o compared Z-Tel's historical financial performance for the latest twelve months ending June 30, 2004 ("LTM") and projected financial results for the year ending December 31, 2008 with the performance of the Peer Group for the latest twelve months of publicly available data;

     o derived valuation multiples by analyzing the Peer Group's financial information; and

     o    applied these valuation multiples to Z-Tel's LTM results.

In addition, because forward looking multiples could not be derived based on available information, Morgan Keegan applied a range of estimated market multiples to imply theoretical equity values based on Z-Tel's projected results. Implied equity values were discounted at 14.1%, Z-Tel's assumed weighted average cost of capital ("WACC"). A range of discounts was applied to current market multiples to take into consideration risks, if any, associated with Z-Tel's business plan.

         Morgan Keegan concluded that no company analyzed in the Peer Group was identical to Z-Tel and that given the uncertain regulatory environment and impending price increases facing CLECs, the Peer Group as a whole has been under significant pressure from investors. All companies in the Peer Group were trading at or near their respective 52-week lows. In addition, all companies in the Peer Group, except for one, had reported a net loss for the latest twelve month period.

         Morgan Keegan applied the valuation multiples derived from the Peer Group to Z-Tel's LTM revenues, EBITDA, EBIT, Net Income and Book Value. Due to Z-Tel's negative EBITDA, EBIT, Net Income and Book Value for the LTM period, Morgan Keegan was unable to calculate an implied equity value. Based on Z-Tel's LTM Revenue, however, Morgan Keegan did calculate an implied Common Stock share price on a post "Exchange Offer" basis of $1.58, on a post Exchange Offer basis. Morgan Keegan did not believe that this implied share price represents a fair estimate of value to the Common Stockholders as the current revenue base is largely dependent on the legacy UNE-P business model.

         Morgan Keegan then calculated an implied equity value by applying current median market multiples of the Peer Group to Z-Tel's projected results for the year ending December 31, 2008. Due to limited forward estimates and multiples for the Peer Group, Morgan Keegan applied a range of discounts to the current median market multiples. This analysis resulted in a range of implied equity value to existing Common Stockholders from $29.5 million to $39.5 million. This range excluded the results implied from the EBIT and Net Income multiples, which Morgan Keegan did not find meaningful. While Morgan Keegan noted that this range of value was not necessarily an accurate measure of Z-Tel's current equity value, this analysis provided a representative evaluation of the potential value to the Common Stockholders should Z-Tel successfully implement it VoIP business strategy.

Discounted Cash Flow Analysis

         Morgan Keegan performed a discounted cash flow analysis on the projected cash flows of Z-Tel for the fiscal years ending December 31, 2004 through 2008. Morgan Keegan analyzed future cash flows as projected by Z-Tel's management. Morgan Keegan used a range of discount rates (14.0% - 17.0%), terminal multiples (8.0x - 10.0x) based on forecasted EBITDA and terminal multiples (1.1x - 2.1x) based on forecasted revenue for the fiscal year ending December 31, 2008 to calculate a range of implied equity values per share of Common Stock. Projected cash flows were discounted back to September 27, 2004.

         The discounted cash flow analysis implied total equity value to existing Common Stockholders of between $21.4 million and $48.8 million. This represents the theoretical value to existing Common Stockholders based on the Z-Tel's successful execution of its VoIP strategy and is dependent upon the Z-Tel's ability to obtain additional invested capital to fund working capital requirements and vendor financing. Should the Z-Tel fail to complete the Exchange Offer, The 1818 Fund may be reluctant to loan additional capital beyond the $5.0 million required to fund immediate working capital needs and Morgan Keegan believes that the Z-Tel's ability to continue as a going concern will be in substantial doubt.

Conclusion

         In determining the fairness of the Exchange Offer, from a financial point of view, Morgan Keegan considered the various characteristics of the Exchange Offer to the current position of Common Stockholders:

     o Z-Tel requires additional funding to provide working capital to fund its business operations.

     o Z-Tel will require capital investment in addition to the $5.0 million advanced by The 1818 Fund in the near term to fund working capital and its network conversion. There is no mandatory obligation for The 1818 Fund to provide additional loans.

     o The 1818 Fund's willingness to provide additional capital to Z-Tel is contingent upon certain conditions including the conversion of all outstanding Series D Preferred Stock.

     o Without the conversion of the Preferred Stock and the elimination of the existing liquidation value, it will be extremely difficult for Z-Tel to raise additional equity.

     o Funding of the network conversion is highly reliant on vendor financing which will be difficult to obtain if Z-Tel does not obtain additional capital and its financial condition worsens.

     o Z-Tel may be delisted from the Nasdaq SmallCap Market which will make it more difficult to raise additional capital.

     o Based on discussions with Z-Tel's management and independent auditors, if Z-Tel is unsuccessful in raising additional funding in the near term, its ability to continue as a going concern will be in substantial doubt.

     o Z-Tel unsuccessfully attempted to raise additional funding in the first quarter of 2004 with the assistance of an investment banking firm.

     o Given the negative EBITDA of Z-Tel, the uncertain regulatory environment surrounding Z-Tel's business operations, the risk associated with Z-Tel's conversion plan and the complex nature of Z-Tel's capital structure, it would be extremely difficult for Z-Tel to raise equity or debt financing from sources other than The 1818 Fund at this time.

     o In the event of liquidation or bankruptcy, Z-Tel's Preferred Stockholders hold a preference of approximately $158.4 million as of September 27, 2004. The Common Stockholders would receive no value upon liquidation based on Z-Tel's management estimates. The removal of the liquidation value in favor of the Preferred Stock enhances the position of the Common Stockholders to recognize some benefit in the upside potential of Z-Tel in the event of its sale, and at least the possibility of some recovery in the event of bankruptcy.

     o The Exchange Offer is highly dilutive to existing Common Stockholders; however, Z-Tel management's ability to successfully achieve its strategy to convert to a VoIP network platform could create significant Common Stockholder value in the future.

     o Morgan Keegan analyzed Z-Tel management's projections and concluded that they are reasonable under the assumptions provided.

     o The conversion of the Series D Preferred Stock, Series E Preferred Stock and Series G Preferred Stock is critical to creating this value for existing Common Stockholders.

         The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analysis as a whole, could create an incomplete view of the processes underlying the opinion of Morgan Keegan. In arriving at its fairness determination, Morgan Keegan considered the results of all such analyses and did not attribute any particular weight to any factor or analysis considered by it; rather, Morgan Keegan made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all such analyses. No company used in the above analyses is directly comparable to Z-Tel. In addition, mathematical analysis such as determining the mean or median is not in itself a meaningful method of using selected data. The analyses were prepared solely for purposes of Morgan Keegan providing its opinion to the special committee as to the fairness, from a financial point of view, of the Exchange Offer to Common Stockholders. Analyses based on forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Z-Tel, Morgan Keegan or any other person assumes responsibility if future results are materially different from those forecast. As described below, the opinion of Morgan Keegan to the special committee was among several factors taken into consideration by the board of directors in making its recommendation that Common Stockholders approve the Exchange Offer.

         Morgan Keegan, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

         Morgan Keegan provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of Z-Tel for its own account or for the accounts of customers. Morgan Keegan may provide investment banking services to Z-Tel and its subsidiaries in the future.

         Under the terms of an engagement letter dated July 6, 2004, Z-Tel paid Morgan Keegan a $50,000 retainer and has agreed to pay Morgan Keegan an additional $25,000 in connection with the delivery of its fairness opinion. Z-Tel expects that payments to Morgan Keegan for other financial advisory services contemplated by the engagement letter will not exceed $100,000. Z-Tel has also agreed to reimburse Morgan Keegan for its reasonable out-of-pocket expenses incurred in connection with the engagement, including attorneys' fees, and to indemnify Morgan Keegan and its respective related parties from and against certain liabilities, including liabilities under the federal securities laws.

Z-Tel's Reasons for the Exchange Offer

Z-Tel is proposing the Exchange Offer at this time:

o to improve and simplify our capital structure by eliminating all or substantially all of the approximately $158.4 million aggregate liquidation value of Preferred Stock, as of September 27, 2004, in exchange for Common Stock, thereby enabling us to potentially attract necessary additional financing for our business plan;

o to eliminate all or substantially all of the dividends payable to holders of Preferred Stock and the related dilutive effect on Common Stockholders (and increase the equity and earnings attributable to Common Stock);

o to reduce or eliminate the mandatory redemption payments on our Preferred Stock, which will be due in 2006 on the Series G Preferred Stock and in 2008 on the Series D Preferred Stock and Series E Preferred Stock;

o to increase the aggregate market value of our Common Stock, which is currently below the $35 million minimum amount required to maintain listing on the Nasdaq SmallCap Market, to an amount substantially in excess of the minimum amount required to maintain listing of the Common Stock on the Nasdaq SmallCap Market;

o to increase our net book value by eliminating or reducing from our balance sheet the long-term liability associated with the Preferred Stock;

o because failure to convert the Preferred Stock to Common Stock would prevent Z-Tel from being able to execute its business plan and most likely result in Z-Tel's need to downsize significantly or liquidate; and

o because the effective conversion prices for the Preferred Stock are significantly higher than the trading prices of the Common Stock prior to the commencement of the Exchange Offer.

Notwithstanding the fact that the Exchange Offer and related transactions are conditioned upon approval by stockholders, we commenced the Exchange Offer because under applicable law the Exchange Offer is required to be kept open for a minimum of 20 business days and we believe we should attempt to synchronize the Exchange Offer period and the notice period for the special meeting so that they run concurrently, with an overall view towards most expeditiously and efficiently consummating the Exchange Offer and related transactions.

Special Committee of the Board of Directors

         Because certain members of our of directors either hold or are affiliated with holders of Preferred Stock, our board of directors formed a special committee of its independent directors comprised of Messrs. John K. Aurell, W. Andrew Krusen, Jr. and Richard F. LaRoche, Jr., to consider the advisability of the Exchange Offer. The special committee retained the services of a financial advisor, Morgan Keegan & Company, Inc ("Morgan Keegan"), and a legal counsel, Cahill Gordon & Reindel LLP. Morgan Keegan has delivered a written opinion to the special committee as to the fairness, from a financial point of view, of the Exchange Offer to the Common Stockholders. A copy of the Morgan Keegan opinion is attached hereto as Annex F. None of the Special Committee, Morgan Keegan or the Board of Directors has evaluated the fairness of the Exchange Offer to the holders of Preferred Stock. Accordingly, neither the Special Committee nor the Board of Directors is making any recommendation whatsoever as to whether holders of Preferred Stock should participate in the Exchange Offer.

         On the basis of discussions with The 1818 Fund and the opinion of Morgan Keegan as to the fairness of the Exchange Offer, from a financial point of view, to the Common Stockholders, the special committee recommended to our board of directors that we pursue the Exchange Offer. In structuring the terms of the Exchange Offer, the special committee considered the rights and preferences of the Preferred Stock, including the dividend rate; the relative preferences and other terms relative to the Common Stock; the fact that acceptance of the Exchange Offer is not mandatory and that each holder of the Preferred Stock may participate in its sole discretion; recent market prices for our Common Stock; the assumed pro forma effect of the Exchange Offer on our consolidated capitalization; the United States federal income tax consequences of the Exchange Offer on us and on the holders of our Preferred Stock; and the lack of effective alternatives available to Z-Tel in lieu of the Exchange Offer.

Recommendation of Z-Tel's Board of Directors

         For the reasons stated above, our board of directors determined to accept the recommendation of the special committee and recommend to the Common Stockholders that they vote in favor of the Exchange Offer. THE BOARD OF DIRECTORS IS NOT MAKING ANY RECOMMENDATION TO HOLDERS OF PREFERRED STOCK WITH RESPECT TO HOW THEY SHOULD VOTE ON THE EXCHANGE OFFER PROPOSAL.

Interests of Directors and Officers

         Our officers, directors and affiliates who are also holders of Preferred Stock will receive the Exchange Offer and will be eligible to tender their Preferred Stock on the same basis as any other holder of Preferred Stock. Two of our directors are associated with The 1818 Fund: Andrew C. Cowen is a senior vice president at, and Lawrence C. Tucker is a general partner of, Brown Brothers Harriman & Co., a private investment banking firm that manages The 1818 Fund. In addition, Mr. Charles D. Hyman, one of our directors, owns approximately 0.5% of the outstanding Series D Preferred Stock and approximately 0.9% of the outstanding Series G Preferred Stock. The 1818 Fund and Charles D. Hyman have indicated to us that they currently intend to tender all of their Preferred Stock in the Exchange Offer if substantially all of the Preferred Stock owned by other holders are tendered in the Exchange Offer. See "Special Factors Relating to the Exchange Offer--Special Committee of the Board of Directors" and "Security Ownership of Certain Beneficial Owners and Management." We will announce, by means of a press release, the number of shares of each series of Preferred Stock tendered as of the close of business (1) on the second business day preceding the date of the Special Meeting and (2) on the second business day prior to expiration of the Exchange Offer. We will also announce, by means of a press release, when The 1818 Fund has tendered its shares of Preferred Stock. If necessary, we will extend the Exchange Offer to the close of business on the fifth business day following the date upon which The 1818 Fund tenders its shares of Preferred Stock.

         We are not otherwise aware of any intention to tender or consideration of tendering Preferred Stock on the part of directors, officers or affiliates. Neither we, nor any subsidiary of ours nor, to the best of our knowledge, any of our directors or executive officers, nor any affiliates of any of the foregoing, had any transactions in Preferred Stock during the 60 business days prior to the date hereof.

Security Ownership of Certain Beneficial Owners and Officers and Directors

         The following table sets forth as of September 27, 2004 (unless otherwise stated and based on 38,776,343 shares of Common Stock outstanding on that date), the number of shares of our Common Stock, our Series D Preferred Stock, our Series E Preferred Stock and our Series G Preferred Stock beneficially owned by:

     o each person who we know to be a beneficial owner of 5% or more of that class or series of stock (based, in part, upon copies of all Schedules 13D and 13G filed with the SEC);

     o    each of our directors;

     o    each of our Named Executive Officers; and

     o    all executive officers and directors as a group.

         Each share of Series D Preferred Stock is currently convertible by its holder into 1.95 shares of Common Stock, each share of Series E Preferred Stock is currently convertible by its holder into 2.01 shares of Common Stock, and each shares of Series G Preferred Stock is currently convertible by its holder into 113,262 shares of Common Stock. Under the rules of the SEC, beneficial ownership of Preferred Stock constitutes beneficial ownership of the amount of Common Stock into which the shares of Preferred Stock are convertible. Beneficial ownership of Common Stock is shown in the table and the portion of that beneficial ownership traceable to beneficial ownership of Preferred Stock is set forth in the footnotes to the table. Shares of Preferred Stock, shown unconverted, are also shown in the table itself.

                Shares Beneficially Owned and Percentage of Class


                                                 Series D             Series E            Series G           Pro Forma     Pro
                              Common            Preferred            Preferred           Preferred            Common      Forma
Beneficial Owner (1)          Stock       %       Stock        %       Stock        %     Stock      %       Stock (19)     %
D. Gregory Smith(3)         12,834,566   29.25     416,667    10.48           --    --    28.0      16.35    24,687,830    8.96
Carol Jane Smith(3)          5,500,000   14.32         --        --           --    --      --         --     5,500,000    2.01
G/CJ Investments, L.P.(3)    5,500,000   14.32         --        --           --    --      --         --     5,500,000    2.01
Charles D. Hyman(2)(4)         381,376       *      20,833        *           --    --     1.5         *       978,840       *
Buford H. Ortale(5)          2,249,917    5.76     252,667     6.35           --    --      --         --     8,496,449    3.10
Lawrence C. Tucker(6)       28,717,781   42.79         --        --    4,166,667   100    125.0     73.01   133,047,840   47.00
Brown Brothers Harriman &
   Co.(6)                   28,639,482   42.72         --        --    4,166,667   100    125.0     73.01   132,969,814   46.98
Andrew C. Cowen(2)(7)           76,926       *         --        --           --    --      --         --        76,926       *
John K. Aurell(2)(8)           112,368       *         --        --           --    --      --         --       112,368       *
Richard                  F.
LaRoche, Jr.(2)(9)              59,984       *         --        --           --    --      --         --        59,984       *
W. Andrew Krusen, Jr.(2)        16,000       *         --        --           --    --      --         --        16,000       *
Douglas W. Jackson(2)(10)      346,094       *         --        --           --    --      --         --       346,094       *
Frank M. Grillo(2)(11)          52,777       *         --        --           --    --      --         --        52,777       *
Horace J. Davis III(2)(12)     365,277       *         --        --           --    --      --         --       365,277       *
John Tomlijanovic(2)(13)        82,498       *         --                     --    --                 --        82,498       *
Michael Slauson(2)(14)         257,753       *         --                     --    --                 --       257,753       *
Fulmead            Ventures
Limited(15)                  1,794,359    4.46     250,000     6.29           --    --     10.0      5.84     8,491,216    3.10
Richland      Ventures III,
L.P.(16)                     3,308,860    7.93   1,250,000    27.36           --    --      --         --    34,382,611   12.47
Gramercy Z-Tel LLC(17)       2,250,483    5.53     782,225    19.67           --    --      --         --    21,987,040    7.98
All directors and officers
     as a group(18)         30,468,834   44.35      20,833        *    4,166,667   100    126.5     73.88   135,396,357   47.60

--------------------------------------------------------------------------------
*       Less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the aggregate number of shares beneficially owned by the individual Stockholders and groups of Stockholders described above and the percentage ownership of such individuals and groups, shares of common stock subject to convertible securities currently convertible or convertible within 60 days and shares of common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of the date of this chart are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of the other Stockholders or groups of Stockholders.


(2) The stockholder's address is c/o Z-Tel Technologies, Inc., 601 South Harbour Island Boulevard, Suite 220, Tampa, Florida 33602.

(3) D. Gregory Smith and Carol Jane Smith are husband and wife. The number of shares shown for D. Gregory Smith and for Carol Jane Smith each includes all of the shares held by G/ CJ Investments, L.P., a Delaware limited partnership. G/CJ Investments, Inc., a Delaware corporation established and controlled by Mr. and Mrs. Smith, is the sole general partner of G/CJ Investments, L.P. The share amount also includes 2,051,387 shares for Mr. Smith that are deemed to be beneficially owned by him by virtue of certain stock options that are currently exercisable or become exercisable within 60 days and certain stock purchase warrants. The address of D. Gregory Smith, Carol Jane Smith and G/CJ Investments, L.P. is 300 Delaware Avenue, Suite 900, Wilmington, Delaware 19801.


(4) Common Stock includes 153,313 shares deemed beneficially owned by Mr. Hyman by virtue of certain stock options that are currently exercisable or which become exercisable within 60 days and certain stock purchase warrants.


(5) Common Stock includes 402,955 shares deemed beneficially owned by Mr. Ortale by virtue of certain stock purchase warrants. Ownership deemed owned by Mr. Ortale includes shares owned by Sewanee Ventures and the Ortale Family Foundation over which he has investment power. Mr. Ortale's address is 4410 Gerald Place, Nashville, Tennessee 37205.


(6) According to a Schedule 13D dated November 20, 2000, as amended July 12, 2001, August 3, 2001 and August 26, 2004, filed jointly by Brown Brothers Harriman & Co., The 1818 Fund III, L.P., T. Michael Long and Lawrence C. Tucker, each of the joint filers has shared voting and dispositive power with respect to all of the shares shown, except that Mr. Tucker's shares include 78,026 shares deemed beneficially owned by him by virtue of certain stock options currently exercisable or which become exercisable within 60 days. Of the shares of common stock shown for Mr. Tucker and Brown Brothers Harriman & Co., 9,610,116 shares are deemed to be beneficially owned by virtue of certain stock purchase warrants (excluding the 78,026 additional shares beneficially owned by Mr. Tucker). The address of Brown Brothers Harriman & Co., The 1818 Fund III, L.P., T. Michael Long and Lawrence C. Tucker is 140 Broadway, New York, New York 10005.


(7) Common Stock includes 76,926 shares deemed beneficially owed by Mr. Cowen by virtue of certain stock options that are currently exercisable or which become exercisable within 60 days.


(8) Common Stock includes 76,095 shares deemed beneficially owned by Mr. Aurell by virtue of certain stock options that are currently exercisable or which become exercisable within 60 days.


(9) Common Stock includes 28,049 shares deemed beneficially owned by Mr. LaRoche by virtue of certain stock options that are currently exercisable or which become exercisable within 60 days.


(10) Common Stock includes 320,444 shares deemed beneficially owned by Mr. Jackson by virtue of certain stock options that are currently exercisable or which become exercisable within 60 days.


(11) Common Stock includes 52,777 shares deemed beneficially owned by Mr. Grillo by virtue of certain stock options that are currently exercisable or which become exercisable within 60 days.


(12) Common Stock includes 340,277 shares deemed beneficially owned by Mr. Davis by virtue of certain stock options that are currently exercisable or which become exercisable within 60 days.


(13) Common Stock includes 57,498 shares deemed beneficially owned by Mr. Tomljanovic by virtue of certain stock options that are currently exercisable or which become exercisable within 60 days.


(14) Common Stock includes 216,944 shares deemed beneficially owned by Mr. Slauson by virtue of certain stock options that are currently exercisable or which become exercisable within 60 days.


(15) This information is derived in part from a Schedule 13D dated February 8, 2000, as amended February 15, 2002, July 9, 2003, February 18, 2004 and September 13, 2004, filed jointly by Professional Holdings Limited, The Mayer Trust, Mutual Trust Management (Jersey) Limited, MTM Trustees Limited, MTM Nominees Limited, MTM Investments Limited, Michael Cordwell and Fulmead Ventures Limited. Each of these parties reports to have shared voting and dispositive power with respect to all of the shares shown. Eduard J. Mayer, beneficiary of The Mayer Trust disclaims beneficial ownership of the shares shown. The common shares shown include 453,947 shares deemed beneficially owned by virtue of certain stock purchase warrants. The address of the foregoing persons is 36 Hilgrove Street, St. Helier, Jersey JE4 8TR Channel Islands.


(16) Of the shares of common stock shown, 2,269,736 are deemed to be beneficially owned by virtue of warrants exercisable into shares of our common stock. The address of Richland Ventures III, L.P. is 200 31st Avenue North, Suite 200, Nashville, TN 37203.


(17) Of the shares of common stock shown, 1,891,446 shares are deemed to be beneficially owned by virtue of warrants exercisable convertible into shares of our common stock. The address of Gramercy is c/o Onex Corporation, 161 Bay Street, P.O. Box 700, Toronto, Ontario CANADA M5J 2S1.


(18) Common Stock includes 11,010,738 shares deemed beneficially owned by virtue of certain stock options that are currently exercisable or which become exercisable within 60 days and certain stock purchase warrants.

(19) The pro forma share ownership data presents the effect of the Exchange Offer assuming all of our outstanding Preferred Stock is exchanged for the Exchange Consideration, after giving effect to which we would have no shares of Preferred Stock outstanding.


Agreements Involving Our Securities

         On November 10, 2000, we entered into a registration rights agreement with The 1818 Fund. Under the registration rights agreement, we agreed that, upon the request of The 1818 Fund, we would file on one occasion a shelf registration statement under the Securities Act registering the resale of (i) all Common Stock issued to The 1818 Fund upon the conversion of the Series E Preferred Stock and Series G Preferred Stock, (ii) all Common Stock issued to The 1818 Fund pursuant to previously issued warrants, and (iii) any other Common Stock otherwise owned by The 1818 Fund. The registration rights agreements also give The 1818 Fund piggyback registration rights with respect to other registrations of Z-Tel's Common Stock. Because The 1818 Fund has not yet exercised its rights under the registration rights agreement, The 1818 Fund will, following the consummation of the Exchange Offer, continue to have the right to request that a shelf registration statement be filed by us.

Effect of the Exchange Offer and Related Transactions

         If the Exchange Offer and related transactions are approved by Z-Tel's Stockholders at the special meeting, Z-Tel intends to complete such transactions within 10 business days following the special meeting. If the Exchange Offer was completed, following the Exchange Offer and related transactions:

     o Z-Tel's Common Stock will remain outstanding. However, each share of Common Stock will be converted into a fraction with an integral denominator between 1/3 and 1/8 of a share of Common Stock, as a result of the reverse stock split, and will vote with any remaining holders of Series D Preferred Stock (to the extent any shares of Series D Preferred Stock remain outstanding following the Exchange Offer) to elect directors to Z-Tel's board of directors;

     o shares of Series D Preferred Stock and Series G Preferred Stock tendered in the Exchange Offer will be retired, shares of Series D Preferred Stock and Series G Preferred Stock not tendered in the Exchange Offer will remain outstanding, and the remaining holders of Series D Preferred Stock and Series G Preferred Stock will no longer have the benefit of certain restrictive provisions contained in the certificates of designation relating to the Series D Preferred Stock and Series G Preferred Stock, respectively;

     o if all of the Series E Preferred Stock is tendered in the Exchange Offer, Z-Tel's Series E Preferred Stock will be retired, the Series E Preferred Stockholders will receive, in exchange for the Series E Preferred Stock outstanding immediately prior to the Exchange Offer, shares of Common Stock, and Z-Tel's certificate of incorporation will be amended to eliminate the Series E Preferred Stock certificate of designation; and

     o assuming all outstanding shares of Preferred Stock are exchanged for Common Stock, immediately following the Exchange Offer and related transactions:

     o Z-Tel's pre-existing Common Stockholders and in-the-money warrant holders will own or have the right to acquire an aggregate of 13.8% of the Fully Diluted Common Stock;

     o Z-Tel's former Series D Preferred Stockholders will own an aggregate of 34.0% of the Fully Diluted Common Stock;

     o Z-Tel's former Series E Preferred Stockholders will own an aggregate of 35.0% of the Fully Diluted Common Stock;

     o Z-Tel's former Series G Preferred Stockholders will own an aggregate of 9.2% of the Fully Diluted Common Stock; and

     o 8% of the Fully Diluted Common Stock will be reserved for issuance under the Plan.

                                   PROPOSAL I:

                                 EXCHANGE OFFER

General

         On September 30, 2004, Z-Tel commenced an offer to the holders of the Preferred Stock, at the election of the holders thereof (subject to the impact of any reverse stock split).

Reasons for the Exchange Offer

         Z-Tel's reasons for the Exchange Offer and the factors considered by the special committee, Morgan Keegan and the board of directors in evaluating the Exchange Offer are set forth above under "Special Factors - Opinion Financial Advisor to the Special Committee," "- Z-Tel's Reasons for the Exchange Offer," "Special Committee of the Board of Directors" and "Recommendation of Z-Tel's Board of Directors."

Conditions of the Exchange Offer

         Z-Tel will not consummate the Exchange Offer or any of the related transactions unless (1) the Exchange Offer and related transactions are approved by the Stockholders entitled to vote thereon and (2) all of the Preferred Stock owned by The 1818 Fund is tendered for exchange in the Exchange Offer.

         Z-Tel may terminate, amend or postpone consummation of the Exchange Offer if at any time prior to its expiration:

     o any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the Exchange Offer, or any material adverse development has occurred in any existing action or proceeding with respect to us or any of our subsidiaries, which, in Z-Tel's reasonable judgment, might materially impair our ability to proceed with the Exchange Offer;

     o any law, statute, rule or regulation is proposed, adopted or enacted, which, in Z-Tel's reasonable judgment, might materially impair its ability to proceed with the Exchange Offer; or

     o any governmental approval has not been obtained, which approval Z-Tel, in its reasonable judgment, shall deem necessary for the consummation of the Exchange Offer as contemplated hereby.

Risks of the Exchange Offer

         Z-Tel considered several negative factors that could or will arise from the Exchange Offer and related transactions, including:

     o the anticipated aggregate costs of the Exchange Offer and related transactions, which are estimated to be approximately $1.0 million, that will be incurred,

     o the risk that the anticipated benefits of the Exchange Offer and related transactions might not be fully realized, including the risk that the Common Stock may be delisted from the Nasdaq SmallCap Market, and

     o the Common Stockholders will have their percentage ownership in the outstanding Common Stock substantially diluted due to the additional shares of Common Stock to be issued in the Exchange Offer.

Effects on the Capital Stock of Z-Tel

         The principal effects of the exchange of Common Stock for shares of Preferred Stock are described above under "Special Factors--Effect of the Exchange Offer and the Related Transactions."

Material Differences Between the Preferred Stock and the Common Stock

         The information set forth below is a summary of the material differences between the Series D Preferred Stock, the Series E Preferred Stock, the Series G Preferred Stock and the Common Stock. This description is qualified in its entirety by reference to Z-Tel's amended certificate of incorporation, which contains the terms of Z-Tel's Common Stock and Preferred Stock.


                             Series D Preferred      Series E Preferred       Series G Preferred
                                   Stock                    Stock                   Stock             Common Stock

Dividends                  Dividends equal to 8%   Cumulative dividends     Cumulative dividends    Although Common
                           per annum of the        equal to 8% per annum    equal to 12% per        Stockholders are
                           liquidation value (as   of the liquidation       annum of the            entitled to
                           defined below), are     value (as defined        liquidation value (as   receive any
                           payable at the option   below).  At our          defined below).  At     dividends
                           of the board of         option, no dividends     our option, no          declared thereon
                           directors in cash,      are payable in cash      dividends are payable   by the board of
                           additional shares of    until the earlier of     in cash until the       directors out of
                           Series D Preferred      redemption or            earlier of redemption   legally
                           Stock or in any         liquidation.  If we do   or liquidation.  If     available funds,
                           combination thereof.    not pay dividends,       we do not pay           we have never
                           Dividends               they automatically       dividends, they         paid a cash
                           automatically accrue    accrue and are added     automatically accrue    dividend on our
                           and are added to the    to the liquidation       and are added to the    Common Stock and
                           liquidation value of    value of the Series E    liquidation value of    are prohibited
                           the Series D            Preferred Stock.  In     the Series G            from doing so by
                           Preferred Stock in      the event of             Preferred Stock.  In    the terms of the
                           the absence of a        conversion of shares     the event of            agreements
                           payment election by     of Series E Preferred    conversion of Series    governing our
                           the board of            Stock, accrued and       G Preferred Stock       indebtedness.
                           directors.              unpaid dividends shall   into Common Stock,
                                                   be applied to increase   accrued and unpaid
                                                   the number of shares     dividends are applied
                                                   of Common Stock into     to increase the
                                                   which shares of Series   number of shares of
                                                   E Preferred Stock are    Common Stock into
                                                   convertible.             which the Series G
                                                                            Preferred Stock is
                                                                            convertible.
Liquidation                $12.00 per share,       $12.00 per share, plus   Subject to the rights   All shares of
                           plus accrued  and       accrued and unpaid       and privileges of the   Common Stock
                           unpaid dividends,       dividends, prior to      holders of the Series   have equal
                           prior to any payment    any payment in respect   D Preferred Stock and   rights to
                           in respect of junior    of Junior Stock.  The    the Series E            participate in
                           stock.  The Series D    Series E Preferred       Preferred Stock,        the distribution
                           Preferred Stock has     Stock has parity with    $100,000.00 per         of assets in the
                           parity with the         the Series D Preferred   share, plus accrued     event of a
                           Series E Preferred      Stock ("Parity           and unpaid dividends,   liquidation of
                           Stock ("Parity          Stock").  In the event   prior to any payment    Z-Tel, subject
                           Stock").  In the        that the proceeds        in respect of junior    to the
                           event that the          available on             stock.                  preferences
                           proceeds available on   liquidation are                                  established on


                                      -31-

                             Series D Preferred      Series E Preferred       Series G Preferred
                                   Stock                    Stock                   Stock             Common Stock


                           liquidation are         insufficient to                                  the Preferred
                           insufficient to         satisfy the                                      Stock.
                           satisfy the             liquidation value of
                           liquidation value of    the Series E Preferred
                           the Series D            Stock and the Parity
                           Preferred Stock and     Stock, the proceeds
                           the Parity Stock, the   shall be distributed
                           proceeds shall be       among the holders of
                           distributed among the   the Series E Preferred
                           holders of the Series   Stock and the Parity
                           D Preferred Stock and   Stock ratably in
                           the Parity Stock        proportion to the
                           ratably in proportion   total amounts to which
                           to the total amounts    all holders of Series
                           to which all holders    E Preferred Stock and
                           of Series D Preferred   the Parity Stock are
                           Stock and the Parity    entitled upon
                           Stock are entitled      liquidation.
                           upon liquidation.
Optional                   The Series D            The Series E Preferred   Subject to the rights   N/A
Redemption                 Preferred Stock is      Stock is not             and privileges of the
                           redeemable at our       redeemable at our        holders of the Series
                           option at any time at   option prior to July     D Preferred Stock and
                           a price per share       2, 2006.  From and       the Series E
                           equal to the            after July 2, 2006,      Preferred Stock, the
                           liquidation value,      the Series E Preferred   Series G Preferred
                           plus a premium          Stock is redeemable at   Stock is redeemable
                           ranging from 5% in      our option at any time   at our option at any
                           the year following      at a price per share     time after September
                           the third anniversary   equal to the             18, 2002 at a price
                           of the original issue   liquidation value,       per share equal to
                           date thereof to 0%      plus a premium equal     the liquidation
                           from and after the      to 2% in the year        value, plus accrued
                           eighth anniversary of   beginning July 2,        and unpaid dividends,
                           such original issue     2006, 1% on the year     whether or not
                           date, plus accrued      beginning July 2,        declared, to the
                           and unpaid dividends,   2007, and 0% from and    redemption date.
                           whether or not          after October 19,
                           declared, to the        2008, plus accrued and
                           redemption date.  The   unpaid dividends,
                           premium for a           whether or not
                           redemption at our       declared, to the
                           option in effect from   redemption date.
                           the date of the Offer
                           to Exchange to June
                           30, 2005 is 4%.
Mandatory                  The Series D            The Series E Preferred   Subject to the rights   N/A
Redemption                 Preferred Stock is      Stock is mandatorily     and privileges of the
                           mandatorily             redeemable by us on      holders of the Series
                           redeemable by us in     October 19, 2008, at a   D Preferred Stock and
                           2008, at a price per    price per share equal    the Series E
                           share equal to the      to the liquidation       Preferred Stock, the
                           liquidation value       value plus all accrued   Series G Preferred
                           plus all accrued but    but unpaid dividends,    Stock is mandatorily
                           unpaid dividends,       whether or not           redeemable by us on


                                       -32-

                             Series D Preferred      Series E Preferred       Series G Preferred
                                   Stock                    Stock                   Stock             Common Stock


                           whether or not          declared, to the         September 18, 2006,
                           declared, to the        redemption date.         at a price per share
                           redemption date.                                 equal to the
                                                                            liquidation value
                                                                            plus all accrued but
                                                                            unpaid dividends,
                                                                            whether or not
                                                                            declared, to the
                                                                            redemption date.


Voting Rights              Each holder of Series   Each holder of Series    The holders of the      Each holder of
                           D Preferred Stock is    E Preferred Stock is     Series G Preferred      Common Stock is
                           entitled to a number    entitled to a number     Stock are not           entitled to one
                           of votes equal to the   of votes equal to the    entitled to any         vote for each
                           number of shares of     number of shares of      voting rights, except   share held on
                           Common Stock into       Common Stock into        as required by law.     all matters
                           which that holder's     which that holder's                              submitted to a
                           shares of Series D      shares of Series E                               vote of the
                           Preferred  Stock are    Preferred  Stock are                             Stockholders.
                           then convertible.       then convertible.  The
                           The Series D            Series E Preferred
                           Preferred Stock votes   Stock votes as a
                           as a single class       single class with the
                           with the Common Stock   Common Stock on all
                           on all matters          matters submitted to
                           submitted to            Stockholders.  The
                           Stockholders.  The      approval of at least
                           approval of seventy     fifty percent (50%) of
                           percent (70%) of the    the outstanding voting
                           outstanding voting      power of the Series E
                           power of the Series D   Preferred Stock is
                           Preferred Stock is      necessary to authorize
                           necessary to            or issue any stock
                           authorize or issue      that is senior to or
                           any stock that is       on parity with the
                           senior to or on         Series E Preferred
                           parity with the         Stock, or effect
                           Series D Preferred      certain mergers or
                           Stock.                  acquisitions involving
                                                   material subsidiaries, sales
                                                   of assets in excess of $50
                                                   million, incurrence of
                                                   indebtedness for borrowed
                                                   money in excess of $100
                                                   million.


Material Federal Income Tax Considerations Related to the Exchange Offer

         The tax consequences of the Exchange Offer to holders of Preferred Stock are explained in the offering circular sent to Preferred Stockholders. There are no material tax consequences of the Exchange Offer to Common Stockholders.

No Appraisal Rights

         No appraisal rights are available to Z-Tel's Stockholders under the Delaware General Corporation Law, or "DGCL", with respect to the Exchange Offer, and Z-Tel will not independently provide Stockholders with any such rights.

Vote Required

         The Exchange Offer is a transaction which may require Stockholder approval pursuant to the rules of the Nasdaq SmallCap Market. As discussed elsewhere in this proxy statement, the Common Stock may be delisted from the Nasdaq SmallCap Market. Notwithstanding any such delisting, the board of directors has determined that the Exchange Offer is a transaction of sufficient significance and consequence that it should be submitted for approval to the Stockholders of Z-Tel. Z-Tel will not consummate the Exchange Offer unless it and the related transactions are approved by Stockholders.

         The affirmative vote of a majority of the voting power of the outstanding shares of Common Stock, Series D Preferred Stock and Series E Preferred Stock, voting together as a single class, cast at the special meeting is required to approve the Exchange Offer. The failure to vote, a vote to abstain and any "broker non-votes" will have no direct effect on the approval of the Exchange Offer so long as a quorum is present at the special meeting.

         The failure to vote, a vote to abstain and any "broker non-votes" with respect to the several amendments to the certificates of designation and the reverse stock split proposal discussed in proposals II through VII below will effectively be counted as a vote against such proposals. Because the Exchange Offer is conditioned upon the approval of all of the related transactions being submitted to Stockholders for approval, including the several amendments to the certificates of designation and the reverse stock split proposal, the failure to vote, a vote to abstain and any "broker non-votes" with respect to the several amendments to the certificates of designation and the reverse stock split proposal will effectively be counted as a vote against the Exchange Offer.

Board Recommendation

         ON THE BASIS OF THE DETERMINATION OF THE SPECIAL COMMITTEE, THE BOARD OF DIRECTORS HAS DETERMINED THAT THE EXCHANGE OFFER IS ADVISABLE TO COMMON STOCKHOLDERS AND THAT IT SHOULD BE SUBMITTED TO STOCKHOLDERS FOR APPROVAL. ON THE BASIS OF THE DETERMINATION OF THE SPECIAL COMMITTEE, THE BOARD OF DIRECTORS RECOMMENDS THAT COMMON STOCKHOLDERS VOTE "FOR" THE EXCHANGE OFFER. THE BOARD OF DIRECTORS IS NOT MAKING ANY RECOMMENDATION TO PREFERRED STOCKHOLDERS WITH RESPECT TO THE EXCHANGE OFFER.

                        PROPOSALS IIA, IIB, IIC AND IID:

          AMENDMENTS TO Z-TEL'S SERIES D PREFERRED STOCK CERTIFICATE OF
             DESIGNATION TO ELIMINATE CERTAIN RESTRICTIVE PROVISIONS
                                CONTAINED THEREIN

General

         In connection with the Exchange Offer, Z-Tel has determined to amend its Series D Preferred Stock certificate of designation to eliminate certain restrictive provisions contained therein. If all of the Series D Preferred Stock is exchanged in the Exchange offer, Z-Tel's certificate of incorporation also would be amended to eliminate the Series D Preferred Stock certificate of designation as set forth in Proposal III.

         Z-Tel will not amend the Series D Preferred Stock certificate of designation unless each of proposals IIA, IIB, IIC and IID set forth below is approved by the Stockholders entitled to vote thereon. Accordingly, Z-Tel's proposed Amended and Restated Certificate of Designation for its Series D Preferred Stock attached to this proxy statement as Annex A-1 implements all of these amendments collectively. The following description, which summarizes the amendments to Z-Tel's Certificate Of Designation for its Series D Preferred Stock, is qualified in its entirety by reference to Annex A-1.

Proposed Series D Amendments

         Series D Preferred Stock Certificate of Designation. Subject to Stockholder approval and consummation of the Exchange Offer the certificate of designations will be amended by (section references are to the relevant sections of the certificate of designations prior to the amendments):

          PROPOSAL IIA: eliminating the restrictions on payments of dividends on and redemptions of parity and junior stock (Sections 2(a), 2(c) and 2(d));

          PROPOSAL IIB: eliminating the liquidation rights associated with events deemed a liquidation (Section 3(b));

          PROPOSAL IIC : amending the provisions relating to adjustments to the conversion price to limit the circumstances pursuant to which the conversion price is adjusted and certain other amendments related thereto (Sections 4(c) and 4(g)(ii)); and

          PROPOSAL IID: eliminating the special voting rights related to certain transactions (Section 8).

We refer to each proposal described above and more fully set forth in Annex A-1 as a "Proposed Series D Amendment" and collectively as, the "Proposed Series D Amendments."

         The Proposed Series D Amendments, if approved, will be filed with the Secretary of State of the State of Delaware and will become operative with respect to the Series D Preferred Stock shortly before consummation of the Exchange Offer.

Risk Related to the Proposed Series D Amendments

         If the Proposed Series D Amendments are approved, the amendments will be filed with the Secretary of State of the State of Delaware and will become operative with respect to the Series D Preferred Stock shortly before consummation of the Exchange Offer. Such Proposed Series D Amendments will be binding on all non-tendering holders of Series D Preferred Stock. Accordingly, the adoption of the Proposed Series D Amendments may have adverse consequences for holders of Series D Preferred Stock who elect not to tender in the Exchange Offer. One immediate consequence of the Proposed Series D Amendments would be that no antidilution adjustment will be made to the Series D Preferred Stock as a consequence of the Exchange Offer by virtue of the adoption by stockholders of Proposal IIC.

Reasons for the Proposed Amendments

         Z-Tel is proposing each of the amendments to the Preferred Stock certificates of designation at this time because it believes the amendments will reduce the impact of restrictive certificate of incorporation provisions imposed by any small amount of Series D Preferred Stock not participating in the Exchange Offer.

Vote Required

         The affirmative vote of a majority of the voting power of the outstanding shares of Common Stock, Series D Preferred Stock and Series E Preferred Stock, voting together as a single class, is required to approve each of Proposals IIA, IIB, IIC and IID. In addition, each of Proposals IIA, IIB, IIC and IID require the affirmative class vote of 70% of the outstanding shares of Series D Preferred Stock. The failure to vote, a vote to abstain and any "broker non-votes" with respect to any Proposed Series D Amendment will effectively be counted as a vote against such Proposed Series D Amendment.

         Because the Exchange Offer is conditioned upon the approval of all of the related transactions being submitted to Stockholders for approval, including each of Proposals IIA, IIB, IIC and IID, the failure to vote, a vote to abstain and any "broker non-votes" with respect to any Proposed Series D Amendment will effectively be counted as a vote against the Exchange Offer and the related transactions.

Board Recommendation

         THE BOARD OF DIRECTORS HAS DETERMINED THAT THE PROPOSED SERIES D AMENDMENTS ARE ADVISABLE TO COMMON STOCKHOLDERS AND THAT THEY SHOULD BE SUBMITTED TO STOCKHOLDERS FOR APPROVAL. THE BOARD OF DIRECTORS RECOMMENDS THAT COMMON STOCKHOLDERS VOTE "FOR" EACH OF THE PROPOSED SERIES D AMENDMENTS. THE BOARD OF DIRECTORS IS NOT MAKING ANY RECOMMENDATION TO PREFERRED STOCKHOLDERS AS TO HOW THEY SHOULD VOTE ON THE PROPOSED SERIES D AMENDMENTS.

                                  PROPOSAL III:

   AMENDMENT TO Z-TEL'S CERTIFICATE OF INCORPORATION TO ELIMINATE THE SERIES D
                                PREFERRED STOCK

General

         If the Exchange Offer is approved by Stockholders and consummated and as a result all of the outstanding Series D Preferred Stock is exchanged, Z-Tel has determined to amend its certificate of incorporation to eliminate the Series D Preferred Stock certificate of designation. The proposed certificate of incorporation amendment attached to this proxy statement as Annex A-2 implements such an amendment by deleting from Z-Tel's existing certificate of incorporation all references and the terms applicable to the Series D Preferred Stock. The preceding description, which summarizes the amendment to Z-Tel's certificate of incorporation to eliminate the Series D Preferred Stock, is qualified in its entirety by reference to Annex A-2.

Reason for Elimination of Series D Preferred Stock

         Following the consummation of the Exchange Offer, if all of the Series D Preferred Stock is exchanged, none of the Series D Preferred Stock will be outstanding. In such case Z-Tel's board of directors has determined that the Series D Preferred Stock certificate of designation would no longer serve any useful purpose and that it would be advisable to simplify Z-Tel's certificate of incorporation by eliminating the Series D Preferred Stock certificate of designation.

Vote Required

         The affirmative vote of a majority of the voting power of the outstanding shares of the Common Stock, Series D Preferred Stock and Series E Preferred Stock, voting together as a single class, is required to approve the elimination of the Series D Preferred Stock certificate of designation from Z-Tel's certificate of incorporation. In addition, the elimination of the outstanding shares of the Series D Preferred Stock certificate of designation requires the affirmative class vote of 70% of the outstanding shares of Series D Preferred Stock. The failure to vote, a vote to abstain and any "broker non-votes" will effectively be counted as a vote against the elimination of the Series D Preferred Stock certificate of designation from Z-Tel's certificate of incorporation.

         Because the Exchange Offer is conditioned upon the approval of all of the related transactions being submitted to Stockholders for approval, including the elimination of the Series D Preferred Stock certificate of designation from Z-Tel's certificate of incorporation if no Series D Preferred Stock is outstanding after the Exchange Offer is consummated, the failure to vote, a vote to abstain and any "broker non-votes" will effectively be counted as a vote against the Exchange Offer and the related transactions.

Board Recommendation

         THE BOARD OF DIRECTORS HAS DETERMINED THAT THE AMENDMENT TO Z-TEL'S CERTIFICATE OF INCORPORATION TO ELIMINATE THE SERIES D PREFERRED STOCK IF NO SERIES D PREFERRED STOCK IS OUTSTANDING AFTER THE EXCHANGE OFFER IS APPROVED BY STOCKHOLDERS AND CONSUMMATED IS ADVISABLE TO STOCKHOLDERS AND THAT IT SHOULD BE SUBMITTED TO STOCKHOLDERS FOR APPROVAL. THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE AMENDMENT TO Z-TEL'S CERTIFICATE OF INCORPORATION TO ELIMINATE THE SERIES D PREFERRED STOCK IF NO SERIES D PREFERRED STOCK IS OUTSTANDING AFTER THE EXCHANGE OFFER IS APPROVED BY STOCKHOLDERS AND CONSUMMATED.

                                  PROPOSAL IV:

   AMENDMENT TO Z-TEL'S CERTIFICATE OF INCORPORATION TO ELIMINATE THE SERIES E
                                PREFERRED STOCK

General

         The Exchange Offer is conditioned upon The 1818 Fund tendering all of its Preferred Stock for exchange, which includes all of the outstanding Series E Preferred Stock. As a result, if the Exchange Offer is approved by Stockholders and consummated, Z-Tel has determined to amend its certificate of incorporation to eliminate the Series E Preferred Stock certificate of designation. The proposed certificate of incorporation amendment attached to this proxy statement as Annex B implements such an amendment by deleting from Z-Tel's existing certificate of incorporation all references and the terms applicable to the Series E Preferred Stock. The preceding description, which summarizes the amendment to Z-Tel's certificate of incorporation to eliminate the Series E Preferred Stock, is qualified in its entirety by reference to Annex B.

Reason for Elimination of Series E Preferred Stock

         Following the consummation of the Exchange Offer, none of the Series E Preferred Stock will be outstanding. As such Z-Tel's board of directors has determined that the Series E Preferred Stock certificate of designation would no longer serve any useful purpose and that it would be advisable to simplify Z-Tel's certificate of incorporation by eliminating the Series E Preferred Stock certificate of designation.

Vote Required

         The affirmative vote of a majority of the voting power of the outstanding shares of the Common Stock, Series D Preferred Stock and Series E Preferred Stock, voting together as a single class, is required to approve the elimination of the Series E Preferred Stock certificate of designation from Z-Tel's certificate of incorporation. In addition, the elimination of the outstanding shares of the Series E Preferred Stock certificate of designation requires the affirmative class vote of a majority of the outstanding shares of Series E Preferred Stock. The failure to vote, a vote to abstain and any "broker non-votes" will effectively be counted as a vote against the elimination of the Series E Preferred Stock certificate of designation from Z-Tel's certificate of incorporation.

         Because the Exchange Offer is conditioned upon the approval of all of the related transactions being submitted to Stockholders for approval, including the elimination of the Series E Preferred Stock certificate of designation from Z-Tel's certificate of incorporation if no Series E Preferred Stock is outstanding after the Exchange Offer is consummated, the failure to vote, a vote to abstain and any "broker non-votes" will effectively be counted as a vote against the Exchange Offer and the related transactions.

Board Recommendation

         THE BOARD OF DIRECTORS HAS DETERMINED THAT THE AMENDMENT TO Z-TEL'S CERTIFICATE OF INCORPORATION TO ELIMINATE THE SERIES E PREFERRED STOCK IF THE EXCHANGE OFFER IS APPROVED BY STOCKHOLDERS AND CONSUMMATED IS ADVISABLE TO STOCKHOLDERS AND THAT IT SHOULD BE SUBMITTED TO STOCKHOLDERS FOR APPROVAL. THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE AMENDMENT TO Z-TEL'S CERTIFICATE OF INCORPORATION TO ELIMINATE THE SERIES E PREFERRED STOCK IF THE EXCHANGE OFFER IS APPROVED BY STOCKHOLDERS AND CONSUMMATED.

                       PROPOSALS VA, VB, VC, VD, AND VE,:

           AMENDMENTS TO Z-TEL'S SERIES G PREFERRED STOCK CERTIFICATE
 OF DESIGNATION TO ELIMINATE CERTAIN RESTRICTIVE PROVISIONS CONTAINED THEREIN.

General

         In connection with the Exchange Offer, Z-Tel has determined to amend its Series G Preferred Stock certificate of designation to eliminate certain restrictive provisions contained therein. If all of the Series G Preferred Stock is exchanged in the Exchange Offer, Z-Tel's certificate of incorporation also would be amended to eliminate the Series G Preferred Stock certificate of designation as set forth in proposal VI.

         Z-Tel will not amend the Series G Preferred Stock certificate of designation unless each of proposals VA, VB, VC, VD and VE set forth below is approved by the Stockholders entitled to vote thereon. Accordingly, Z-Tel's proposed Amended and Restated Certificate of Designation for its Series G Preferred Stock attached to this proxy statement as Annex C-1 implements all of these amendments collectively. The following description, which summarizes the amendments to Z-Tel's Certificate of Designation for its Series G Preferred Stock, is qualified in its entirety by reference to Annex C-1.

Proposed Amendments

         Series G Preferred Stock Certificate of Designation. Subject to Stockholder approval and consummation of the Exchange Offer, the certificate of designations will be amended by (section references are to the relevant sections of the certificate of designations prior to the amendments):

               PROPOSAL VA: eliminating the restrictions on payments of dividends on and redemptions of parity and junior stock (Sections 1(a) and 2(a));

               PROPOSAL VB: eliminating certain restrictions applicable if dividends on Series G Preferred Stock are not paid (Section 4);

               PROPOSAL VC: eliminating provisions related to changes of control (Sections 5(a), 5(c), 5(d)(i), 5(d)(ii) and 11);

               PROPOSAL VD: eliminating certain provisions related to liquidation rights (Section 7(a)); and

               PROPOSAL VE: amending the provisions relating to adjustments to the conversion price to limit the circumstances pursuant to which the conversion price is adjusted and certain other amendments related thereto (Sections 4(e) and 8(c)).

We refer to each proposal described above and more fully set forth in Annex C-1 as a "Proposed Series G Amendment" and collectively, the "Proposed Series G Amendments."

         The Proposed Series G Amendments, if approved, will be filed with the Secretary of State of the State of Delaware and will become operative with respect to the Series G Preferred Stock shortly before consummation of the Exchange Offer.

Risk Related to the Proposed Series G Amendments

         If the Proposed Series G Amendments are approved, the amendments will be filed with the Secretary of State of the State of Delaware and will become operative with respect to the Series G Preferred Stock shortly before consummation of the Exchange Offer. Such Proposed Series G Amendments will be binding on all non-tendering holders of Series G Preferred Stock. Accordingly, the adoption of the Proposed Series G Amendments may have adverse consequences for holders of Series G Preferred Stock who elect not to tender in the Exchange Offer. One immediate consequence of the Proposed Series G Amendments would be that no antidilution adjustment will be made to the Series G Preferred Stock as a consequence of the Exchange Offer by virtue of the adoption by stockholding of Proposal VE.

Reasons for the Proposed Amendments

         Z-Tel is proposing each of the amendments to the Preferred Stock certificates of designation at this time because it believes the amendments will reduce the impact of restrictive certificate of incorporation provisions imposed by any small amount of Series G Preferred Stock not participating in the Exchange Offer.

Vote Required

         The affirmative vote of a majority of the voting power of the outstanding shares of the Common Stock, Series D Preferred Stock and Series E Preferred Stock, voting together as a single class, is required to approve each of Proposals VA, VB, VC, VD and VE. In addition, each of proposals VA, VB, VC, VD and VE require the affirmative class vote of a majority of the outstanding shares of the Series G Preferred Stock. The failure to vote, a vote to abstain and any "broker non-votes" with respect to any Proposed Series G Amendment will effectively be counted as a vote against such Proposed Series G Amendment.

         Because the Exchange Offer is conditioned upon the approval of all of the related transactions being submitted to Stockholders for approval, including each of Proposals VA, VB, VC, VD and VE, the failure to vote, a vote to abstain and any "broker non-votes" with respect to any Proposed Series G Amendment will effectively be counted as a vote against the Exchange Offer and the related transactions.

Board Recommendation

         THE BOARD OF DIRECTORS HAS DETERMINED THAT THE PROPOSED SERIES G AMENDMENTS ARE ADVISABLE TO COMMON STOCKHOLDERS AND THAT THEY SHOULD BE SUBMITTED TO STOCKHOLDERS FOR APPROVAL. THE BOARD OF DIRECTORS RECOMMENDS THAT COMMON STOCKHOLDERS VOTE "FOR" EACH OF THE PROPOSED SERIES G AMENDMENTS. THE BOARD OF DIRECTORS IS NOT MAKING ANY RECOMMENDATION TO PREFERRED STOCKHOLDERS AS TO HOW THEY SHOULD VOTE ON THE PROPOSED SERIES G AMENDMENTS.

                                  PROPOSAL VI:

   AMENDMENT TO Z-TEL'S CERTIFICATE OF INCORPORATION TO ELIMINATE THE SERIES G
                                PREFERRED STOCK

General

         If the Exchange Offer is approved by Stockholders and consummated and as a result all of the outstanding Series G Preferred Stock is exchanged, Z-Tel has determined to amend its certificate of incorporation to eliminate the Series G Preferred Stock certificate of designation. The proposed certificate of incorporation amendment attached to this proxy statement as Annex C-2 implements such an amendment by deleting from Z-Tel's existing certificate of incorporation all references and the terms applicable to the Series G Preferred Stock. The preceding description, which summarizes the amendment to Z-Tel's certificate of incorporation to eliminate the Series G Preferred Stock, is qualified in its entirety by reference to Annex C-2.

Elimination of Series G Preferred Stock

         Following the consummation of the Exchange Offer, if all of the Series G Preferred Stock is exchanged, none of the Series G Preferred Stock will be outstanding. In such case Z-Tel's board of directors has determined that the Series G Preferred Stock certificate of designation would no longer serve any useful purpose and that it would be advisable to simplify Z-Tel's certificate of incorporation by eliminating the Series G Preferred Stock certificate of designation.

Vote Required

         The affirmative vote of a majority of the voting power of the outstanding shares of the Common Stock, Series D Preferred Stock and Series E Preferred Stock, voting together as a single class, is required to approve the elimination of the Series G Preferred Stock certificate of designation from Z-Tel's certificate of incorporation. In addition, the elimination of the Series G Preferred Stock certificate of designation requires the affirmative class vote of a majority of the outstanding shares of the Series G Preferred Stock. The failure to vote, a vote to abstain and any "broker non-votes" will effectively be counted as a vote against the Proposed Series G Amendments.

         Because the Exchange Offer is conditioned upon the approval of all of the related transactions being submitted to Stockholders for approval, including the Proposed Series G Amendments, the failure to vote, a vote to abstain and any "broker non-votes" will effectively be counted as a vote against the Exchange Offer and the related transactions.

Board Recommendation

         THE BOARD OF DIRECTORS HAS DETERMINED THAT THE AMENDMENT TO Z-TEL'S CERTIFICATE OF INCORPORATION TO ELIMINATE THE SERIES G PREFERRED STOCK IF NO SERIES D PREFERRED STOCK IS OUTSTANDING AFTER THE EXCHANGE OFFER IS APPROVED BY STOCKHOLDERS AND CONSUMMATED IS ADVISABLE TO STOCKHOLDERS AND THAT IT SHOULD BE SUBMITTED TO STOCKHOLDERS FOR APPROVAL. THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE AMENDMENT TO Z-TEL'S CERTIFICATE OF INCORPORATION TO ELIMINATE THE SERIES G PREFERRED STOCK IF NO SERIES G PREFERRED STOCK IS OUTSTANDING AFTER THE EXCHANGE OFFER IS APPROVED BY STOCKHOLDERS AND CONSUMMATED.

                                  PROPOSAL VII:

     AMENDMENT TO Z-TEL'S CERTIFICATE OF INCORPORATION TO EFFECT THE REVERSE
                                  STOCK SPLIT

General

         Our board of directors has unanimously adopted a resolution approving, declaring advisable and recommending to the Stockholders for their approval, a proposal, subject to the approval by Stockholders and consummation of the Exchange Offer, authorizing the board of directors to amend Z-Tel's certificate of incorporation to effect a reverse stock split of the outstanding shares of Common Stock in the ratio of an integral number between and including three and eight to one, with the actual implemented ratio to be determined by the board of directors in its discretion. If approved by our Stockholders, the reverse stock split would become effective shortly before consummation of the Exchange Offer or on any other date selected by our board of directors prior to our next annual meeting of Stockholders. Our board of directors may effect only one reverse stock split. In determining the reverse stock split ratio, our board of directors will consider numerous factors including the historical and projected performance of our Common Stock, the requirements for continued listing on the Nasdaq SmallCap Market, prevailing market conditions and general economic trends, and will place emphasis on the expected closing price of our Common Stock in the period following the effectiveness of the reverse stock split. The purpose of selecting a range is to give our board of directors the flexibility to provide for a post reverse stock split market price that may allow us to maximize Z-Tel's ability to support future growth. Even if the Stockholders approve the reverse stock split, the board of directors reserves the right not to effect the reverse stock split if the board of directors does not deem it to be in the best interests of Z-Tel and its Stockholders to effect the reverse stock split.

         The preceding description, which summarizes the amendment to Z-Tel's certificate of incorporation to effect the reverse stock split is qualified in its entirety by reference to the form of certificate of amendment attached as Annex D.

Reasons for the Reverse Stock Split

         Z-Tel is proposing the reverse stock split at this time because it believes the reverse stock split will facilitate the Exchange Offer by ensuring that enough Common Stock is available to consummate the Exchange Offer, and the reverse stock split will increase the bid price per share of Common Stock, which is currently below the $1.00 minimum amount required to maintain listing on the Nasdaq SmallCap Market, to an amount substantially in excess of the minimum amount required to maintain listing of the Common Stock on the Nasdaq SmallCap Market.

Conditions to the reverse stock split

         Z-Tel will not consummate the reverse stock split unless the Exchange Offer is approved by Stockholders and consummated and the board of directors determines to proceed in implementing it.

Risks associated with the reverse stock split

         We cannot predict whether the reverse stock split will increase the market price for our Common Stock. There can be no assurance that

     o the market price per share of our Common Stock after the reverse stock split will rise in proportion to the reduction in the number of shares of our Common Stock outstanding before the reverse stock split; or

     o the market price per share of our Common Stock after the reverse stock split will either exceed or remain in excess of the $1.00 minimum bid price required to maintain listing on the Nasdaq SmallCap Market.

         The market price of our Common Stock will also be based on our performance and other factors, some of which are unrelated to the number of shares outstanding. If the reverse stock split is effected and the market price of our Common Stock declines, the percentage decline as an absolute number and as a percentage of our overall market capitalization may be greater than would occur in the absence of a reverse stock split.

Determination of Ratio

         The ratio of the reverse stock split will be an integral number between and including three and eight to one, as determined by our board of directors, in its sole discretion. In determining the reverse stock split ratio, our board of directors will consider numerous factors including the historical and projected performance of our Common Stock, the requirements for continued listing on the Nasdaq SmallCap Market, prevailing market conditions and general economic trends, and will place emphasis on the expected closing price of our Common Stock in the period following the effectiveness of the reverse stock split. Our board of directors will also consider the impact of the reverse stock split ratio on investor interest and our ability to attract and retain employees. The purpose of asking for authorization to implement reverse stock split with a ratio determined by our board of directors is to give our board of directors the flexibility to meet business needs as they arise, to take advantage of favorable opportunities and to respond to a changing corporate environment.

Effect of the Reverse Stock Split

         The principal effect of the reverse stock split will be to decrease the number of outstanding shares of Common Stock. A description of the other effects of the reverse stock split is provided above under "Special Factors--Effect of the Exchange Offer and the related transactions."

Procedure for Effecting Reverse Stock Split and Exchange of Stock Certificates

         If the certificate of amendment is approved by our Stockholders, and if our board of directors still believes that a reverse stock split is in the best interests of Z-Tel and its Stockholders, our board of directors will determine the ratio of the reverse stock split to be implemented.

         The form of certificate of amendment is attached as Annex D to this proxy statement and would be tailored to the specific reverse stock split ratio to be effected. Our board of directors may delay effecting the reverse stock split without resoliciting Stockholder approval. The reverse stock split will become effective on the split effective date. Beginning on the split effective date, each certificate representing old shares will be deemed for all corporate purposes to evidence ownership of new shares.

         As soon as practicable after the split effective date, Stockholders will be notified that the reverse stock split has been effected. We expect that our transfer agent, American Stock Transfer & Trust Company, will act as exchange agent for purposes of implementing the exchange of stock certificates. Holders of old shares will be asked to surrender to the exchange agent certificates representing old shares in exchange for certificates representing new shares in accordance with the procedures to be set forth in a letter of transmittal to be sent by us. No new certificates will be issued to a Stockholder until such Stockholder has surrendered such Stockholder's outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any old shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for new shares. STOCKHOLDERS SHOULD NOT DESTROY ANY STOCK CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

         The reverse stock split amendment to our certificate of incorporation, if implemented, may be filed with the Secretary of State of the State of Delaware and become operative shortly before consummation of the Exchange Offer.

Fractional Shares

         No fractional shares will be issued in connection with the reverse stock split. Stockholders of record who otherwise would be entitled to receive fractional shares because they hold a number of old shares not evenly divisible by the number of new shares for which each old share is to be exchanged, will be entitled, upon surrender to the exchange agent of certificates representing such shares, to a cash payment in lieu thereof at a price equal to the fraction to which the Stockholder would otherwise be entitled multiplied by the closing price of the Common Stock, as reported in the Wall Street Journal, on the trading day after the date of the split effective date. The ownership of a fractional interest will not give the holder thereof any voting, dividend, or other rights except to receive payment therefor as described herein.

         Stockholders should be aware that, under the escheat laws of the various jurisdictions where Stockholders reside, where Z-Tel is domiciled, and where the funds will be deposited, sums due for fractional interests that are not timely claimed after the split effective date may be required to be paid to the designated agent for each such jurisdiction, unless correspondence has been received by Z-Tel or the exchange agent concerning ownership of such funds within the time permitted in such jurisdiction. Thereafter, Stockholders otherwise entitled to receive such funds will have to seek to obtain them directly from the state to which they were paid.

Accounting Matters

         The reverse stock split will not affect total Stockholders' equity on our balance sheet. However, because the par value of our Common Stock will remain unchanged on the split effective date, the components that make up total Stockholders' equity will change by offsetting amounts. Depending on the size of the reverse stock split our board of directors decides to implement, the stated capital component will be reduced to an amount between one-third (1/3) and one-eighth (1/8) of its present amount, and the additional paid-in capital component will be increased with the amount by which the stated capital is reduced. The per share net income or loss and net book value of our Common Stock will be increased because there will be fewer shares of our Common Stock outstanding. Prior periods' per share amounts will be restated to reflect the reverse stock split.

No Appraisal Rights

         Under the Delaware General Corporation Law, our Stockholders are not entitled to appraisal rights with respect to the reverse stock split, and we will not independently provide Stockholders with any such right.

Material Federal Income Tax Consequences

         The following is a summary of certain material federal income tax consequences of the reverse stock split and does not purport to be a complete discussion of all of the possible federal income tax consequences of the reverse stock split and is included for general information only. Further, it does not address any state, local or foreign income or other tax consequences. For example, the state and local tax consequences of the reverse stock split may vary significantly as to each Stockholder, depending upon the state in which such Stockholder resides. Also, it does not address the tax consequences to holders that are subject to special tax rules, such as banks, insurance companies, regulated investment companies, personal holding companies, foreign entities, nonresident alien individuals, broker-dealers and tax-exempt entities. The discussion is based on the provisions of the United States federal income tax law as of the date hereof, which is subject to change retroactively as well as prospectively. The tax treatment of a Stockholder may vary depending upon the particular facts and circumstances of such Stockholder.

         Based upon discussions with our tax counsel, we believe that, other than the cash payments for fractional shares discussed below, no gain or loss should be recognized by a Stockholder upon such Stockholder's exchange of old shares for new shares pursuant to the reverse stock split. We did not, however, seek or obtain any tax opinion with respect to the tax consequences of the Offer. Assuming the Offer qualifies as a reorganization for federal income tax purposes, the aggregate tax basis of the new shares received in the reverse stock split will be the same as the Stockholder's aggregate tax basis in the old shares exchanged therefor. In general, Stockholders who receive cash upon redemption of their fractional share interests in the new shares as a result of the reverse stock split will recognize gain or loss based on their adjusted basis in the fractional share interests redeemed. The federal income tax liability, if any, generated by the receipt of cash in lieu of a fractional interest should be minimal in view of the low value of the fractional interest. The Stockholder's holding period for the new shares will include the period during which the Stockholder held the old shares surrendered in the reverse stock split.

         Our view regarding the tax consequence of the reverse stock split is not binding on the Internal Revenue Service or the courts. Accordingly, each Stockholder should consult with such Stockholder's own tax advisor with respect to all of the potential tax consequences to such Stockholder of the reverse stock split.

Vote Required

         The affirmative vote of a majority of the voting power of the outstanding shares of the Common Stock, Series D Preferred Stock and Series E Preferred Stock, voting together as a single class, is required to approve the authorization of the board of directors to implement reverse stock split with a ratio of an integral number between and including three and eight to one, in its discretion, by amending our certificate of incorporation. The failure to vote, a vote to abstain and any "broker non-votes" will effectively be counted as a vote against the authorization of the board of directors to implement a reverse stock split.

         Because the Exchange Offer is conditioned upon the approval of all of the related transactions being submitted to Stockholders for approval, including the authorization of the board of directors to implement a reverse stock split as proposed, the failure to vote, a vote to abstain and any "broker non-votes" will effectively be counted as a vote against the Exchange Offer and the related transactions.

Board Recommendation

         THE BOARD OF DIRECTORS HAS DETERMINED THAT THE AUTHORIZATION OF THE BOARD OF DIRECTORS TO AMEND Z-TEL'S CERTIFICATE OF INCORPORATION TO IMPLEMENT ONE OF THE REVERSE STOCK SPLIT ALTERNATIVES IF THE EXCHANGE OFFER IS APPROVED BY STOCKHOLDERS AND CONSUMMATED IS ADVISABLE TO STOCKHOLDERS AND THAT IT SHOULD BE SUBMITTED TO STOCKHOLDERS FOR APPROVAL. THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE AUTHORIZATION OF THE BOARD OF DIRECTORS TO AMEND Z-TEL'S CERTIFICATE OF INCORPORATION TO IMPLEMENT A REVERSE STOCK SPLIT WITH A RATIO OF AN INTEGRAL NUMBER BETWEEN AND INCLUDING THREE AND EIGHT TO ONE IF THE EXCHANGE OFFER IS APPROVED BY STOCKHOLDERS AND CONSUMMATED.

                                 PROPOSAL VIII:

                            2004 STOCK INCENTIVE PLAN

         The board of directors has adopted the Plan, subject to approval by Stockholders of and consummation of the Exchange Offer and Stockholder approval of the Plan and the reservation of Common Stock for issuance thereunder. Z-Tel now asks the Stockholders to approve the adoption of the Plan and reservation of 8% of the Fully Diluted Common Stock following the consummation of the Exchange Offer for issuance thereunder, subject to the approval by Stockholders and consummation of the Exchange Offer. The following summary of the Plan is qualified in its entirety by reference to the Plan, which is attached as Annex G to this proxy statement.

General

         The Plan is intended to provide incentives to attract, retain and motivate employees, consultants and directors and to provide for competitive compensation opportunities, to encourage long term service, to recognize individual contributions and reward achievement of performance goals, and to promote the creation of long term value for Stockholders by aligning the interests of such persons with those of Stockholders. The Plan will provide for the grant to eligible employees, consultants and directors of stock options, share appreciation rights ("SARs"), restricted shares, restricted share units, performance shares, performance units, dividend equivalents, and other share-based awards (the "Awards"). An aggregate of 8% of the Fully Diluted Common Stock following consummation of the Exchange Offer will be reserved for issuance under the Plan. Those Shares can be issued as restricted shares, restricted share units, performance shares, performance units and other "full value" share-based awards. In addition, during a calendar year (i) the maximum number of shares with respect to which options and SARs may be granted to a participant under the Plan will be 15% of the number of shares originally reserved for issuance under the Plan, and (ii) the maximum number of shares which may be granted to a participant under the Plan with respect to other Awards intended to qualify as performance-based compensation under the Internal Revenue Code of 1986, as amended (the "Code") will be 15% of the number of shares originally reserved for issuance under the Plan. These share amounts are subject to anti-dilution adjustments in the event of certain changes in Z-Tel's capital structure, as described below. Shares issued pursuant to the Plan will be either authorized but unissued shares or treasury shares.

         Eligibility and Administration. Officers and other employees of, and consultants to, Z-Tel and its subsidiaries and affiliates and directors of Z-Tel will be eligible to be granted Awards under the Plan. The Plan will be administered by the compensation committee or such other committee of the board of directors (or the entire board of directors) as may be designated by the board of directors (the "Plan Committee"). Unless otherwise determined by the board of directors, the Plan Committee will consist of two or more members of the board of directors who are nonemployee directors within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934 (the "Exchange Act") and "outside directors" within the meaning of Section 162(m) of the Code. The Plan Committee will determine which eligible employees, consultants and directors receive Awards, the types of Awards to be received and the terms and conditions thereof. The Plan Committee will have authority to waive conditions relating to an Award or accelerate vesting of Awards.

         Z-Tel's chief executive officer will have the power and authority to make awards under the Plan to employees and consultants not subject to Section 16 of the Exchange Act, subject to limitations imposed by the Plan Committee.

         Awards. Incentive stock options ("ISOs") intended to qualify for special tax treatment in accordance with the Code and nonqualified stock options not intended to qualify for special tax treatment under the Code may be granted for such number of shares of Common Stock as the Plan Committee determines. The Plan Committee will be authorized to set the terms relating to an option, including exercise price and the time and method of exercise.

         An SAR will entitle the holder thereof to receive with respect to each share subject thereto, an amount equal to the excess of the fair market value of one share of Common Stock on the date of exercise (or, if the Plan Committee so determines, at any time during a specified period before or after the date of exercise) over the exercise price of the SAR set by the Plan Committee as of the date of grant. Payment with respect to SARs may be made in cash or shares of Common Stock as determined by the Plan Committee.

         Awards of restricted shares will be subject to such restrictions on transferability and other restrictions, if any, as the Plan Committee may impose. Such restrictions will lapse under circumstances as the Plan Committee may determine, including based upon a specified period of continued employment or upon the achievement of performance criteria referred to below. Except as otherwise determined by the Plan Committee, eligible employees granted restricted shares will have all of the rights of a Stockholder, including the right to vote restricted shares and receive dividends thereon, and unvested restricted shares will be forfeited upon termination of employment during the applicable restriction period.

         A restricted share unit will entitle the holder thereof to receive shares of Common Stock or cash at the end of a specified deferral period. Restricted share units will also be subject to such restrictions as the Plan Committee may impose. Such restrictions will lapse under circumstances as the Plan Committee may determine, including based upon a specified period of continued employment or upon the achievement of performance criteria referred to below. Except as otherwise determined by the Plan Committee, restricted share units subject to restriction will be forfeited upon termination of employment during any applicable restriction period.

         Performance shares and performance units will provide for future issuance of shares or payment of cash, respectively, to the recipient upon the attainment of corporate performance goals established by the Plan Committee over specified performance periods. Except as otherwise determined by the Plan Committee, performance shares and performance units will be forfeited upon termination of employment during any applicable performance period. Performance objectives may vary from person to person and will be based upon such performance criteria as the Plan Committee may deem appropriate. The Plan Committee may revise performance objectives if significant events occur during the performance period which the Plan Committee expects to have a substantial effect on such objectives.

         The Plan Committee may also grant dividend equivalent rights and it is authorized, subject to limitations under applicable law, to grant such other Awards that may be denominated in, valued in, or otherwise based on, shares of Common Stock, as deemed by the Plan Committee to be consistent with the purposes of the Plan.

         If the Plan Committee determines that an Award of restricted shares, restricted share units, performance shares, performance units or other share-based awards should qualify under the performance-based compensation exception to the $1 million cap on deductibility under Section 162(m) of the Code, the grant, vesting, exercise and/or settlement of such awards shall be contingent upon achievement of preestablished performance goals based on one or more of the following business criteria for Z-Tel and/or for specified subsidiaries or affiliates or other business units or lines of business of Z-Tel: (1) earnings per share (basic or fully diluted); (2) revenues; (3) earnings, before or after taxes, from operations (generally or specified operations), or before or after interest expense, depreciation, amortization, incentives, or extraordinary or special items; (4) cash flow, free cash flow, cash flow return on investment (discounted or otherwise), net cash provided by operations, or cash flow in excess of cost of capital; (5) return on net assets, return on assets, return on investment, return on capital, return on equity; (6) economic value added; (7) operating margin or operating expense; (8) net income;
(9) share price or total Stockholder return; and (10) strategic business criteria, consisting of one or more objectives based on meeting specified market penetration, geographic business expansion goals, cost targets, customer satisfaction, supervision of litigation and information technology, and goals relating to acquisitions or divestitures of subsidiaries, affiliates or joint ventures. The targeted level or levels of performance with respect to such business criteria may be established at such levels and in such terms as the Plan Committee may determine, in its discretion, including in absolute terms, as a goal relative to performance in prior periods, or as a goal compared to the performance of one or more comparable companies or an index covering multiple companies.

         The maximum amount payable upon settlement of a cash-settled Performance Unit (or other cash-settled Award) granted for any calendar year to any eligible person that is intended to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code may not exceed $1,000,000.

         Nontransferability. Unless otherwise set forth by the Plan Committee in an award agreement, Awards (except for vested shares) will generally not be transferable by the participant other than by will or the laws of descent and distribution and will be exercisable during the lifetime of the participant only by such participant or his or her guardian or legal representative.

         Change of Control. In the event of a change of control (as defined in the Plan), all Awards granted under the Plan then outstanding but not then exercisable (or subject to restrictions) shall become immediately exercisable, all restrictions shall lapse, and any performance criteria shall be deemed satisfied, unless otherwise provided in the applicable Award agreement.

         Capital Structure Changes. If the Plan Committee determines that any dividend in shares, recapitalization, share split, reorganization, merger, consolidation, spin-off, repurchase, share exchange, or other similar corporate transaction or event affects the Common Stock such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of eligible participants under the Plan, then the Plan Committee shall make such equitable changes or adjustments as it deems appropriate, including adjustments to (i) the number and kind of shares which may thereafter be issued under the Plan, (ii) the number and kind of shares, other securities or other consideration issued or issuable in respect of outstanding Awards, and (iii) the exercise price, grant price or purchase price relating to any Award.

         Amendment and Termination. The Plan may be amended, suspended or terminated by the board of directors at any time, in whole or in part. However, any amendment for which Stockholder approval is required under the rules of any stock exchange or automated quotation system on which the Common Stock may then be listed or quoted will not be effective until such Stockholder approval has been obtained. In addition, no amendment, suspension, or termination of the Plan may materially and adversely affect the rights of a participant under any Award theretofore granted to him or her without the consent of the affected participant. The Plan Committee may waive any conditions or rights, amend any terms, or amend, suspend or terminate, any Award granted, provided that, without participant consent, such amendment, suspension or termination may not materially and adversely affect the rights of such participant under any Award previously granted to him or her. If we waive any condition or matter with respect to any holder of Preferred Stock, we will similarly waive such condition or matter for all holders of Preferred Stock.

         Effective Date and Term. The Plan is effective as of consummation of the Exchange Offer, subject to stockholder approval. Unless earlier terminated, the Plan will expire on the tenth anniversary of the effective date and no further awards may be granted thereunder after such date.

         Market Value. The per share closing price of the Common Stock on the Nasdaq SmallCap Market on October 20, 2004 was $0.39 per share.

Federal Income Tax Consequences.

         The following is a summary of the federal income tax consequences of the Plan, based upon current provisions of the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, and does not address the consequences under any state, local or foreign tax laws.

         Stock Options

         In general, the grant of an option will not be a taxable event to the recipient and it will not result in a deduction to Z-Tel. The tax consequences associated with the exercise of an option and the subsequent disposition of shares of Common Stock acquired on the exercise of such option depend on whether the option is a nonqualified stock option or an ISO.

         Upon the exercise of a nonqualified stock option, the participant will recognize ordinary taxable income equal to the excess of the fair market value of the shares of Common Stock received upon exercise over the exercise price. Z-Tel will generally be able to claim a deduction in an equivalent amount. Any gain or loss upon a subsequent sale or exchange of the shares of Common Stock will be capital gain or loss, long-term or short-term, depending on the holding period for the shares of Common Stock.

         Generally, a participant will not recognize ordinary taxable income at the time of exercise of an ISO and no deduction will be available to Z-Tel, provided the option is exercised while the participant is an employee or within three months following termination of employment (longer, in the case of disability or death). If an ISO granted u nder the Plan is exercised after these periods, the exercise will be treated for federal income tax purposes as the exercise of a nonqualified stock option. Also, an ISO granted under the Plan will be treated as a nonqualified stock option to the extent it (together with other ISOs granted to the participant by Z-Tel) first becomes exercisable in any calendar year for shares of Common Stock having a fair market value, determined as of the date of grant, in excess of $100,000.

         If shares of Common Stock acquired upon exercise of an ISO are sold or exchanged more than one year after the date of exercise and more than two years after the date of grant of the option, any gain or loss will be long-term capital gain or loss. If shares of Common Stock acquired upon exercise of an ISO are disposed of prior to the expiration of these one-year or two-year holding periods (a "Disqualifying Disposition"), the participant will recognize ordinary income at the time of disposition, and Z-Tel will generally be entitled to a deduction, in an amount equal to the excess of the fair market value of the shares of Common Stock at the date of exercise over the exercise price. Any additional gain will be treated as capital gain, long-term or short-term, depending on how long the shares of Common Stock have been held. Where shares of Common Stock are sold or exchanged in a Disqualifying Disposition (other than certain related party transactions) for an amount less than their fair market value at the date of exercise, any ordinary income recognized in connection with the Disqualifying Disposition will be limited to the amount of gain, if any, recognized in the sale or exchange, and any loss will be a long-term or short-term capital loss, depending on how long the shares of Common Stock have been held.

         If an option is exercised through the use of shares of Common Stock previously owned by the participant, such exercise generally will not be considered a taxable disposition of the previously owned shares and, thus, no gain or loss will be recognized with respect to such previously owned shares upon such exercise. The amount of any built-in gain on the previously owned shares generally will not be recognized until the new shares acquired on the option exercise are disposed of in a sale or other taxable transaction.

         Although the exercise of an ISO as described above would not produce ordinary taxable income to the participant, it would result in an increase in the participant's alternative minimum taxable income and may result in an alternative minimum tax liability.

         Restricted Shares

         A participant who receives restricted shares will generally recognize ordinary income at the time that they "vest," i.e., when they are not subject to a substantial risk of forfeiture. The amount of ordinary income so recognized will generally be the fair market value of the Common Stock at the time the shares vest, less the amount, if any, paid for the shares. This amount is generally deductible for federal income tax purposes by Z-Tel. Dividends paid with respect to Common Stock that is nonvested will be ordinary compensation income to the participant (and generally deductible by Z-Tel). Any gain or loss upon a subsequent sale or exchange of the shares of Common Stock, measured by the difference between the sale price and the fair market value on the date the shares vest, will be capital gain or loss, long-term or short-term, depending on the holding period for the shares of Common Stock. The holding period for this purpose will begin on the date following the date the shares vest.

         In lieu of the treatment described above, a participant may elect immediate recognition of income under Section 83(b) of the Code. In such event, the participant will recognize as income the fair market value of the restricted shares at the time of grant (determined without regard to any restrictions other than restrictions which by their terms will never lapse), and Z-Tel will generally be entitled to a corresponding deduction. Dividends paid with respect to shares as to which a proper Section 83(b) election has been made will not be deductible to Z-Tel. If a Section 83(b) election is made and the restricted shares are subsequently forfeited, the participant will not be entitled to any offsetting tax deduction.

         SARs and Other Awards

         With respect to SARs, restricted share units, performance shares, performance units, dividend equivalents and other Awards under the Plan not described above, generally, when a participant receives payment with respect to any such Award granted to him or her under the Plan, the amount of cash and the fair market value of any other property received will be ordinary income to such participant and will be allowed as a deduction for federal income tax purposes to Z-Tel.

         Payment of Withholding Taxes

         Z-Tel may withhold, or require a participant to remit to it, an amount sufficient to satisfy any federal, state, local or foreign withholding tax requirements associated with Awards under the Plan.

         Deductibility Limit on Compensation in Excess of $1 Million

         Section 162(m) of the Code generally limits the deductible amount of annual compensation paid (including, unless an exception applies, compensation otherwise deductible in connection with Awards granted under the Plan) by a public company to each "covered employee" (i.e., the chief executive officer and four other most highly compensated executive officers of Z-Tel) to no more than $1 million. Z-Tel currently intends to structure stock options and other Awards granted under the Plan to comply with an exception to nondeductibility under
Section 162(m) of the Code.

New Plan Benefits.

         No benefits have been received or allocated to any employee, consultant or director under the Plan, and therefore a "New Plan Benefits" table has not been included.

Vote Required

         The Plan and reservation of shares for issuance thereunder is a transaction which requires Stockholder approval pursuant to the rules of the Nasdaq SmallCap Market. As discussed elsewhere in this proxy statement, the Common Stock may be delisted from the Nasdaq SmallCap Market. Notwithstanding any such delisting, the board of directors has determined that the Plan and the reservation of shares for issuance thereunder is a transaction of sufficient significance and consequence that it should be submitted for approval to the Stockholders of Z-Tel. Z-Tel will not adopt the Plan or reserve shares for issuance thereunder unless it and the Exchange Offer are approved by Stockholders.

         The affirmative vote of a majority of the voting power of the outstanding shares of the Common Stock, Series D Preferred Stock and Series E Preferred Stock, voting together as a single class, cast at the special meeting is required to approve the Plan and the reservation of shares for issuance thereunder. The failure to vote, a vote to abstain and any "broker non-votes" will have no direct effect on the approval of the Plan or reservation of shares for issuance thereunder so long as a quorum is present at the special meeting.

         The failure to vote, a vote to abstain and any "broker non-votes" with respect to the several amendments to the certificates of designation and the reverse stock split proposal discussed in Proposals II through VII above will effectively be counted as a vote against such proposals. Because the Exchange Offer is conditioned upon the approval of all of the related transactions being submitted to Stockholders for approval, including the several amendments to the certificates of designation and the reverse stock split proposal, and because adoption of the Plan is conditioned on approval by Stockholders and consummation of the Exchange Offer, the failure to vote, a vote to abstain and any "broker non-votes" with respect to the several amendments to the certificates of designation and the reverse stock split proposal will effectively be counted as a vote against the Plan.
Board Recommendation

         THE BOARD OF DIRECTORS HAS DETERMINED THAT THE PLAN AND RESERVATION OF SHARES FOR ISSUANCE THEREUNDER, SUBJECT TO APPROVAL BY STOCKHOLDERS AND CONSUMMATION OF THE EXCHANGE OFFER, IS ADVISABLE TO STOCKHOLDERS AND THAT THEY SHOULD BE SUBMITTED TO STOCKHOLDERS FOR APPROVAL. THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE ADOPTION OF THE PLAN AND RESERVATION OF SHARES FOR ISSUANCE THEREUNDER, SUBJECT TO APPROVAL BY STOCKHOLDERS AND CONSUMMATION OF THE EXCHANGE OFFER.

                                  PROPOSAL IX:

         AMENDMENT TO Z-TEL'S CERTIFICATE OF INCORPORATION TO CHANGE ITS
                            NAME TO "TRINSIC, INC."

General

         Z-Tel has been doing business for some time under the brand name "Trinsic." The difference between Z-Tel's name as a legal entity and its brand name can be a source of confusion for Z-Tel's vendors and customers. Accordingly, Z-Tel is seeking an amendment to its certificate of incorporation to change its legal entity name to "Trinsic, Inc."

         The preceding description which summarizes the amendment to Z-Tel's certificate of incorporation to change its name to "Trinsic, Inc." is qualified in its entirety by reference to the certificate of amendment attached as Annex E.

Conditions to the name change amendment

         The name change amendment is not contingent upon the Exchange Offer or any of the related transactions. Z-Tel will implement the name change amendment if it is approved by Stockholders, regardless of whether the Exchange Offer and the related transactions are approved by Stockholders or consummated. However, our board of directors reserves the right to abandon the name change amendment at any time prior to its implementation, notwithstanding prior approval of Stockholders

Vote Required

         The affirmative vote of a majority of the voting power of the outstanding shares of the Common Stock, Series D Preferred Stock and Series E Preferred Stock, voting together as a single class, is required to approve the authorization of the name change amendment to our certificate of incorporation. The failure to vote, a vote to abstain and any "broker non-votes" will effectively be counted as a vote against the name change amendment.

Board Recommendation

         THE BOARD OF DIRECTORS HAS DETERMINED THAT THE AMENDMENT OF Z-TEL'S CERTIFICATE OF INCORPORATION TO CHANGE ITS NAME TO "TRINSIC, INC." IS ADVISABLE TO STOCKHOLDERS AND THAT IT SHOULD BE SUBMITTED TO STOCKHOLDERS FOR APPROVAL. THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE AMEDMENT OF Z-TEL'S CERTIFICATE OF INCORPORATION TO CHANGE ITS NAME TO "TRINSIC, INC."

                       DESCRIPTION OF OUR PREFERRED STOCK

         The following are summaries of the principal terms and conditions of each series of our outstanding Preferred Stock, as provided in our Amended and Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation"). The following summaries are subject to, and qualified in their entirety by reference to, all of the provisions of our amended certificate of incorporation. In addition, as described above in proposals II and V, if the proposed certificate of designation amendments are adopted, the terms of the Series D Preferred Stock and Series G Preferred Stock will change significantly and will cease to have certain preferential rights. Also, as described above in proposals III, IV and VI, if the series of Preferred Stock ceases to be outstanding as a consequence of the exchange offer, its certificate of designation will be terminated and removed from our Amended and Restated Certificate of Incorporation.

                            Series D Preferred Stock

Series D Preferred Stock Outstanding...............   3,976,723 preferred shares
                                                      (as of September 27, 2004)

Parity with Series E Preferred Stock...............   The Series D Preferred
                                                      Stock ranks on a parity
                                                      with the Series E
                                                      Preferred Stock with
                                                      respect to dividend rights
                                                      and rights on liquidation,
                                                      dissolution or winding up.

Dividends..........................................   Dividends equal to 8% per
                                                      annum of the Liquidation
                                                      Preference (as defined
                                                      below), are payable at the
                                                      option of the board of
                                                      directors in cash,
                                                      additional shares of
                                                      Series D Preferred Stock
                                                      or in any combination
                                                      thereof. Dividends
                                                      automatically accrue and
                                                      are added to the
                                                      Liquidation Preference of
                                                      the Series D Preferred
                                                      Stock in the absence of a
                                                      payment election by the
                                                      board of directors.

Restriction on Dividends on Common Stock...........   No dividends may be
                                                      declared or paid on shares
                                                      of Common Stock while
                                                      there are any shares of
                                                      Series D Preferred Stock
                                                      outstanding, nor may we
                                                      redeem, purchase or
                                                      acquire stock that is
                                                      junior in rights and
                                                      preferences to the Series
                                                      D Preferred Stock ("Junior
                                                      Stock") in excess of 1
                                                      million shares of Common
                                                      Stock in any 12-month
                                                      period, unless all accrued
                                                      and unpaid dividends on
                                                      the Series D Preferred
                                                      Stock have been paid or
                                                      set aside for payment and
                                                      sufficient funds for
                                                      payment of current
                                                      dividends on the Series D
                                                      Preferred have been paid
                                                      or set aside for payment.
                                                      We may declare and pay
                                                      dividends on Junior Stock
                                                      which are payable in
                                                      additional shares, or an
                                                      increase in the
                                                      liquidation value of,
                                                      Junior Stock.

Optional Redemption................................   The Series D Preferred
                                                      Stock is redeemable at our
                                                      option at any time at a
                                                      price per share equal to
                                                      the Liquidation
                                                      Preference, plus a premium
                                                      ranging from 5% in the
                                                      year following the third
                                                      anniversary of the
                                                      original issue date
                                                      thereof to 0% from and
                                                      after the eighth
                                                      anniversary of such
                                                      original issue date, plus
                                                      accrued and unpaid
                                                      dividends, whether or not
                                                      declared, to the
                                                      redemption date. The
                                                      premium for a redemption
                                                      at our option in effect
                                                      from the date of September
                                                      30, 2004 to June 30, 2005
                                                      is 4%.

Mandatory Redemption...............................   The Series D Preferred
                                                      Stock is mandatorily
                                                      redeemable by us in 2008,
                                                      at a price per share equal
                                                      to the Liquidation
                                                      Preference plus all
                                                      accrued but unpaid
                                                      dividends, whether or not
                                                      declared, to the
                                                      redemption date.

Liquidation Preference.............................   $12.00 per share, plus
                                                      accrued and unpaid
                                                      dividends, prior to any
                                                      payment in respect of
                                                      Junior Stock. The Series D

                                                      Preferred Stock has parity
                                                      with the Series E
                                                      Preferred Stock ("Parity
                                                      Stock"). In the event that
                                                      the proceeds available on
                                                      liquidation are
                                                      insufficient to satisfy
                                                      the Liquidation Preference
                                                      of the Series D Preferred
                                                      Stock and the Parity
                                                      Stock, the proceeds shall
                                                      be distributed among the
                                                      holders of the Series D
                                                      Preferred Stock and the
                                                      Parity Stock ratably in
                                                      proportion to the total
                                                      amounts to which all
                                                      holders of Series D
                                                      Preferred Stock and the
                                                      Parity Stock are entitled
                                                      upon liquidation.

Conversion Rights..................................   As of September 27, 2004
                                                      the adjusted conversion
                                                      rate was 1.9538 shares of
                                                      Common Stock per share of
                                                      Series D Preferred Stock.
                                                      Holders may convert shares
                                                      of Series D Preferred
                                                      Stock at any time.

Forced Conversion..................................   We have the right to
                                                      convert all (and not less
                                                      than all) shares of Series
                                                      D Preferred Stock each
                                                      time the Common Stock
                                                      trades at a price per
                                                      share exceeding two times
                                                      the then-applicable
                                                      Conversion Price for
                                                      twenty consecutive trading
                                                      days. Based upon a
                                                      Conversion Price of $8.47
                                                      (as of September 27,
                                                      2004), we have the right
                                                      to convert all (and not
                                                      less than all) shares of
                                                      Series D Preferred Stock
                                                      each time that the Common
                                                      Stock trades at a price
                                                      per share exceeding $16.94
                                                      for twenty consecutive
                                                      trading days.

Voting Rights......................................   Each holder of Series D
                                                      Preferred Stock is
                                                      entitled to a number of
                                                      votes equal to the number
                                                      of shares of Common Stock
                                                      into which that holder's
                                                      shares of Series D
                                                      Preferred Stock are then
                                                      convertible. The Series D
                                                      Preferred Stock votes as a
                                                      single class with the
                                                      Common Stock on all
                                                      matters submitted to
                                                      Stockholders. The approval
                                                      of seventy percent (70%)
                                                      of the outstanding voting
                                                      power of the Series D
                                                      Preferred Stock is
                                                      necessary to authorize or
                                                      issue any stock that is
                                                      senior to or on parity
                                                      with the Preferred Stock.

Accumulated Unpaid Dividends and Interest..........   $4.55 in the aggregate per
                                                      share of Series D
                                                      Preferred Stock (as of
                                                      September 27, 2004).


                            Series E Preferred Stock


Series E Preferred Stock Outstanding...............   4,166,667 preferred shares
                                                      (as of September 27, 2004)

Parity with Series D Preferred Stock...............   The Series E Preferred
                                                      Stock ranks on a parity
                                                      with the Series D
                                                      Preferred Stock with
                                                      respect to dividend rights
                                                      and rights on liquidation,
                                                      dissolution or winding up.

Dividends..........................................   Dividends equal to 8% per
                                                      annum of the Liquidation
                                                      Preference (as defined
                                                      below). At our option, no
                                                      dividends are payable in
                                                      cash until the earlier of
                                                      redemption or liquidation.
                                                      If we do not pay
                                                      dividends, they
                                                      automatically accrue and
                                                      are added to the
                                                      Liquidation Preference of
                                                      the Series E Preferred
                                                      Stock. In the event of
                                                      conversion of shares of
                                                      Series E Preferred Stock,
                                                      accrued and unpaid
                                                      dividends shall be applied
                                                      to increase the number of
                                                      shares of Common Stock
                                                      into which shares of
                                                      Series E Preferred Stock
                                                      are convertible.

Restriction on Redemption of Junior Stock..........   If dividends payable on
                                                      Shares of Series E
                                                      Preferred Stock are not
                                                      paid in full in cash, we
                                                      may not redeem, purchase
                                                      or acquire stock that is
                                                      junior in rights and
                                                      preferences to the Series
                                                      E Preferred Stock ("Junior
                                                      Stock") in excess of 1
                                                      million shares of Common
                                                      Stock in any 12-month
                                                      period unless all accrued
                                                      and unpaid dividends on
                                                      the Series E Preferred
                                                      Stock have been paid or
                                                      set aside for payment and
                                                      sufficient funds for
                                                      payment of current
                                                      dividends on the Series E
                                                      Preferred have been paid
                                                      or set aside for payment.

Participation with Dividends on Common Stock.......   In the event that we
                                                      declare and pay any
                                                      dividends or make any
                                                      distributions on Common
                                                      Stock (whether in cash,
                                                      stock, or pursuant to a
                                                      stockholder rights plan),
                                                      each holder of Series E
                                                      Preferred Stock shall be
                                                      entitled to receive the
                                                      dividend which is payable
                                                      to the number of shares of
                                                      Common Stock into which
                                                      that holder's shares of
                                                      Series E Preferred Stock
                                                      are then convertible.

Optional Redemption................................   The Series E Preferred
                                                      Stock is not redeemable at
                                                      our option prior to July
                                                      2, 2006. From and after
                                                      July 2, 2006, the Series E
                                                      Preferred Stock is
                                                      redeemable at our option
                                                      at any time at a price per
                                                      share equal to the
                                                      Liquidation Preference,
                                                      plus a premium equal to 2%
                                                      in the year beginning July
                                                      2, 2006, 1% in the year
                                                      beginning July 2, 2007,
                                                      and 0% from and after
                                                      October 19, 2008, plus
                                                      accrued and unpaid
                                                      dividends, whether or not
                                                      declared, to the
                                                      redemption date.

Mandatory Redemption...............................   The Series E Preferred
                                                      Stock is mandatorily
                                                      redeemable by us on
                                                      October 19, 2008, at a
                                                      price per share equal to
                                                      the Liquidation Preference
                                                      plus all accrued but
                                                      unpaid dividends, whether
                                                      or not declared, to the
                                                      redemption date.

Liquidation Preference.............................   $12.00 per share, plus
                                                      accrued and unpaid
                                                      dividends, prior to any
                                                      payment in respect of
                                                      Junior Stock. The Series E
                                                      Preferred Stock has parity
                                                      with the Series D
                                                      Preferred Stock ("Parity
                                                      Stock"). In the event that
                                                      the proceeds available on
                                                      liquidation are
                                                      insufficient to satisfy
                                                      the Liquidation Preference
                                                      of the Series E Preferred
                                                      Stock and the Parity
                                                      Stock, the proceeds shall
                                                      be distributed among the
                                                      holders of the Series E
                                                      Preferred Stock and the
                                                      Parity Stock ratably in
                                                      proportion to the total
                                                      amounts to which all
                                                      holders of Series E
                                                      Preferred Stock and the
                                                      Parity Stock are entitled
                                                      upon liquidation.

Conversion Rights..................................   As of September 27, 2004
                                                      the adjusted conversion
                                                      rate was 2.0124 shares of
                                                      Common Stock per share of
                                                      Series E Preferred Stock.
                                                      Holders may convert shares
                                                      of Series E Preferred
                                                      Stock any time.

Forced Conversion..................................   From and after July 2,
                                                      2006, we have the right to
                                                      convert all (and not less
                                                      than all) shares of Series
                                                      E Preferred Stock each
                                                      time the Common Stock
                                                      trades at a price per
                                                      share exceeding 250% of
                                                      the then-applicable
                                                      Conversion Price for
                                                      twenty consecutive trading
                                                      days. Based upon a
                                                      Conversion Price of $8.08
                                                      (as of September 27,
                                                      2004), from and after July
                                                      2, 2006, we would have the
                                                      right to convert all (and
                                                      not less than all) shares
                                                      of Series E Preferred
                                                      Stock each time that the
                                                      Common Stock trades at a
                                                      price per share exceeding

                                                      $20.20 for twenty
                                                      consecutive trading days.

Voting Rights......................................   Each holder of Series E
                                                      Preferred Stock is
                                                      entitled to a number of
                                                      votes equal to the number
                                                      of shares of Common Stock
                                                      into which that holder's
                                                      shares of Series E
                                                      Preferred Stock are then
                                                      convertible. The Series E
                                                      Preferred Stock votes as a
                                                      single class with the
                                                      Common Stock on all
                                                      matters submitted to
                                                      Stockholders. The approval
                                                      of at least fifty percent
                                                      (50%) of the outstanding
                                                      voting power of the Series
                                                      E Preferred Stock is
                                                      necessary to authorize or
                                                      issue any stock that is
                                                      senior to or on parity
                                                      with the Series E
                                                      Preferred Stock, or effect
                                                      certain mergers or
                                                      acquisitions involving
                                                      material subsidiaries,
                                                      sales of assets in excess
                                                      of $50 million, incurrence
                                                      of indebtedness for
                                                      borrowed money in excess
                                                      of $100 million.

Accumulated Unpaid Dividends and Interest..........   $4.26 in the aggregate per
                                                      share of Series E
                                                      Preferred Stock (as of
                                                      September 27, 2004).


                            Series G Preferred Stock


Series G Preferred Stock Outstanding...............   171.214286 preferred
Junior to Series D Preferred Stock and Series E       shares (as of
                                                      September 27, 2004)

   Preferred Stock.................................   The Series G Preferred
                                                      Stock ranks junior to the
                                                      Series D Preferred Stock
                                                      and the Series E Preferred
                                                      Stock with respect to
                                                      dividend rights and rights
                                                      on liquidation,
                                                      dissolution or winding up.

Dividends..........................................   Dividends equal to 12% per
                                                      annum of the Liquidation
                                                      Preference (as defined
                                                      below). At our option, no
                                                      dividends are payable in
                                                      cash until the earlier of
                                                      redemption or liquidation.
                                                      If we do not pay
                                                      dividends, they
                                                      automatically accrue and
                                                      are added to the
                                                      Liquidation Preference of
                                                      the Series G Preferred
                                                      Stock. In the event of
                                                      conversion of Series G
                                                      Preferred Stock into
                                                      Common Stock, accrued and
                                                      unpaid dividends are
                                                      applied to increase the
                                                      number of shares of Common
                                                      Stock into which the
                                                      Series G Preferred Stock
                                                      is convertible.

Restriction on Dividends on Common Stock...........   If dividends payable on
                                                      the shares of Series G
                                                      Preferred Stock are not
                                                      paid in full in cash, we
                                                      may not redeem, purchase
                                                      or acquire stock that is
                                                      junior in rights and
                                                      preferences to the Series
                                                      G Preferred Stock ("Junior
                                                      Stock") in excess of 1
                                                      million shares of Common
                                                      Stock in any 12-month
                                                      period unless all accrued
                                                      and unpaid dividends on
                                                      the Series G Preferred
                                                      Stock have been paid or
                                                      set aside for payment and
                                                      sufficient funds for
                                                      payment of dividends on
                                                      the Series G Preferred
                                                      have been paid or set
                                                      aside for payment.

Optional Redemption................................   Subject to the rights and
                                                      privileges of the holders
                                                      of the Series D Preferred
                                                      Stock and the Series E
                                                      Preferred Stock, the
                                                      Series G Preferred Stock
                                                      is redeemable at our
                                                      option at any time after
                                                      September 18, 2002 at a
                                                      price per share equal to
                                                      the Liquidation
                                                      Preference, plus accrued
                                                      and unpaid dividends,
                                                      whether or not declared,
                                                      to the redemption date.

Right to Put Series G Preferred Stock on Change in
   Control.........................................   Subject to the rights and
                                                      privileges of the holders
                                                      of the Series D Preferred
                                                      Stock and the Series E
                                                      Preferred Stock, in the
                                                      event that on or prior to
                                                      July 2, 2006, a Change in
                                                      Control occurs, each
                                                      holder of shares of Series
                                                      G Preferred Stock has the
                                                      option to require us to
                                                      redeem all of such
                                                      holder's Series G
                                                      Preferred Stock for a
                                                      price equal to 125% of the
                                                      sum of the Liquidation
                                                      Preference and accrued and
                                                      unpaid dividends through
                                                      the redemption date.

Mandatory Redemption...............................   Subject to the rights and
                                                      privileges of the holders
                                                      of the Series D Preferred
                                                      Stock and the Series E
                                                      Preferred Stock, the
                                                      Series G Preferred Stock
                                                      is mandatorily redeemable
                                                      by us on September 18,
                                                      2006, at a price per share
                                                      equal to the Liquidation
                                                      Preference plus all
                                                      accrued but unpaid
                                                      dividends, whether or not
                                                      declared, to the
                                                      redemption date.

Liquidation Preference.............................   Subject to the rights and
                                                      privileges of the holders
                                                      of the Series D Preferred
                                                      Stock and the Series E
                                                      Preferred Stock,
                                                      $100,000.00 per share,
                                                      plus accrued and unpaid
                                                      dividends, prior to any
                                                      payment in respect of
                                                      Junior Stock.


Conversion Rights..................................   As of September 27, 2004
                                                      the adjusted conversion
                                                      rate was 113,258.8 shares
                                                      of Common Stock per share
                                                      of SeriesG Preferred
                                                      Stock. Holders may convert
                                                      shares of Series G
                                                      Preferred Stock at any
                                                      time.

Automatic Conversion...............................   If at any time the Common
                                                      Stock trades at a price
                                                      per share of $10.00 for
                                                      twenty consecutive trading
                                                      days. Based upon a
                                                      Conversion Price of $1.28
                                                      (as of September 27,
                                                      2004), each share of
                                                      Series G Preferred Stock
                                                      is convertible into
                                                      118,901.6174 shares of
                                                      Common Stock.

Voting Rights......................................   The holders of the Series
                                                      G Preferred Stock are not
                                                      entitled to any voting
                                                      rights, except as required
                                                      by law.

Accumulated Unpaid Dividends and Interest..........   $44,974.90 in the
                                                      aggregate per share of
                                                      Series G Preferred Stock
                                                      (as of September 27,
                                                      2004).


                         DESCRIPTION OF OUR COMMON STOCK

         We are authorized to issue 150,000,000 shares of Common Stock, of which 41,711,821 shares were outstanding as of the record date. All shares of Common Stock have equal rights to participate in the distribution of assets in the event of a liquidation of Z-Tel, subject to the preferences established on the Preferred Stock. Each holder of Common Stock is entitled to one vote for each share held on all matters submitted to a vote of the Stockholders. Common Stock carries no conversion, preemptive or subscription rights and is not subject to redemption. All outstanding shares of Common Stock are fully paid and nonassessable. Although Common Stockholders are entitled to receive any dividends declared thereon by the board of directors out of legally available funds, we have never paid a cash dividend on our Common Stock and are prohibited from doing so by the terms of the agreements governing our indebtedness. As a result, we do not anticipate paying any dividends in the foreseeable future.

         If the reverse stock split is approved at the special meeting and adopted by our board of directors, the number of outstanding shares of Common Stock outstanding will be reduced, but the number of authorized shares of Common Stock under our certificate of incorporation will not change.

                                 OTHER BUSINESS

         No other matters are to be presented for action at the special meeting other than as set forth in this proxy statement. If other matters should properly come before the special meeting, however, the persons named in the accompanying proxy will vote all proxies in accordance with their best judgment.

                 FINANCIAL AND OTHER INFORMATION INCLUDED HEREIN

         Attached hereto as Annex H is a discussion of recent developments affecting Z-Tel, unaudited interim financial statements of Z-Tel and related management's discussion and analysis, and audited annual financial statements of Z-Tel and related management's discussion and analysis.




                          By Order of the Board of Directors


                          Horace J. Davis, III
                          Acting Chief Executive Officer, Treasurer and Executive Vice President -- Chief Financial Officer
Tampa, Florida
October 28, 2004

                                                                       Annex A-1



                            Z-TEL TECHNOLOGIES, INC.

                      AMENDED CERTIFICATE OF DESIGNATIONS,
                PREFERENCES AND RELATIVE RIGHTS, QUALIFICATIONS,
                          LIMITATIONS AND RESTRICTIONS

                      SERIES D CONVERTIBLE PREFERRED STOCK

--------------------------------------------------------------------------------

     Pursuant to the Delaware General Corporation Law, Z-Tel Technologies, Inc., a Delaware corporation (the "Corporation"), DOES HEREBY CERTIFY:

     FIRST: That pursuant to the authority conferred upon the Board of Directors of the Corporation by the Certificate of Incorporation of the Corporation (the "Charter"), the Board of Directors of the Corporation on June 30, 2000 duly adopted resolutions creating a series of Preferred Stock designated as Series D Convertible Preferred Stock (the "Series D Preferred").

     SECOND: Resolutions, setting forth a proposed Amended Certificate of Designation of Series D Preferred (the "Amended Certificate"), declaring the Amended Certificate to be advisable and directing that this Amended Certificate be considered by the stockholders of the Corporation entitled to vote thereon, were duly adopted by the Board of Directors of the Corporation.

     THIRD: Thereafter, the Amended Certificate was approved at a special meeting, duly called and convened in accordance with Section 222 of the General
Corporation Law of the State of Delaware on         , 2004, by vote in respect
thereof of the requisite percentage of the stockholders of the Corporation entitled to vote thereon.

     FOURTH: The Amended Certificate was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

     FIFTH: The Amended Certificate amends the Corporation's Certificate of Designation of Series D Preferred, as amended, in its entirety and hereby replaces it with the following:

     1. General. (a) Authorization. The series of authorized preferred stock shall have a par value of $0.01 per share, shall be designated as "Series D Convertible Preferred Stock", and shall consist of five million (5,000,000) shares and shall have the powers, designations, preferences and relative, participating, optional and other special rights, qualifications, limitations and restrictions set forth herein. (b) Certain Definitions. Unless the context otherwise requires, in addition to the terms defined elsewhere herein, the terms defined in this Section 1 shall have, for all purposes of this resolution, the meanings herein specified when used herein with initial capital letters (with terms defined in the singular having comparable meanings when used in the plural).

     "Common Stock" shall mean the common stock, $.01 par value per share, of the Corporation.

     "Stock Purchase Agreement" means the Stock Purchase Agreement, dated July 6, 2000, by and among the Corporation, the Holder and the other investors named on Schedule I thereto.

     2. Dividends and Distributions.



                                     A-1-1

     (a) Series D Dividends. The holders of record of shares of Series D Preferred shall be entitled to receive dividends at a rate of eight percent (8%) of the Liquidation Preference (as defined herein) per annum per share of Series D Preferred (the "Series D Dividend"), which shall be fully cumulative. The Series D Dividend shall accrue from the date of issuance of each share until the earlier of (i) the conversion of such share of Series D Preferred to Common Stock, (ii) a Liquidation (as defined herein), or (iii) the repurchase or redemption of such share of Series D Preferred. Such dividend shall be payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year (each a "Series D Dividend Date") commencing on September 30, 2000, except that if any such date is a Saturday, Sunday or legal holiday (a "Non-Business Day"), then such dividend shall be payable on the next day that is not a Saturday, Sunday or legal holiday on which banks in the State of Delaware are permitted to be closed (a "Business Day") to holders of record as they appear on the stock ledger of the Corporation on the applicable record date, which shall be not more than sixty (60) nor less than ten (10) days preceding the payment date for such dividends, as fixed by the Board of Directors (the "Series D Record Date"). Series D Dividends shall be payable only when, as and if declared by the Board of Directors out of funds legally available therefor. The dividends shall either be payable in (i) shares of Series D Preferred or (ii) cash, as provided in the next paragraph. The dividends shall automatically accrue in the absence of an election by the Board of Directors within sixty (60) days after each Series D Dividend Date to pay the dividends. The amount of dividends payable for any period that is shorter or longer than a full annual dividend shall be computed on the basis of a 360-day year and the actual number of days elapsed (including the first day but excluding the last day) occurring in the period for which such amount is payable. All accrued but unpaid dividends (whether declared or undeclared) shall accrue interest at a rate of ten percent (10%) per annum computed on the basis of a 360-day year and the actual number of days elapsed (including the first day but excluding the last day) occurring in the period for which such amount is payable, but with interest on such dividend compounded on a quarterly basis (on each March 31, June 30, September 30 and December 31) for the year during which such dividend was payable, and thereafter until paid. If the Series D Dividend cannot be paid in full, dividends shall be paid, to the maximum possible extent, to the holders of the Series D Preferred pro rata on the basis of the amount of accrued and unpaid dividends outstanding on each share.

     (b) Cash Dividends; In-Kind Dividends. Dividends that are declared and payable on each September 30 shall be paid in cash. Until the fifth anniversary of July 13, 2000 (the "Original Issue Date") (or, if such day is not a business day, on the first business day thereafter), dividends that are declared and payable on each March 31, June 30 and December 31 shall be paid in shares of Series D Preferred (each, a "Series D Payment-in-Kind") rather than cash, valuing each such share issued at the Liquidation Preference. Thereafter, all dividends that are declared and payable shall be paid in cash.

     3. Liquidation Rights. In the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary (a "Liquidation"), the Liquidation Preference of the Series D Preferred shall be $12.00 per share. The Liquidation Preference shall not be subject to adjustment. In the event of a Liquidation, the holders of the outstanding Series D Preferred, subject to the other terms contained herein, shall be entitled to be paid first out of the assets of the Corporation available for distribution to holders of its capital stock an amount (the "Liquidation Value") equal to (i) the applicable Liquidation Preference, plus (ii) all accrued but unpaid dividends (whether declared or undeclared including any interest accrued thereon calculated through the date of Liquidation), prior to any distribution to the holders of any Common Stock. If the proceeds from a Liquidation are not sufficient to pay to the holders of Series D Preferred then such holders shall instead be entitled to receive, pro rata with the holders of all other series of preferred stock of the Corporation, the entire assets and funds of the Corporation legally available for distribution to the holders of capital stock, which assets and funds shall be distributed pro rata among the holders of the Series D Preferred on the basis of the amounts per share to be paid to each. After payment of the full preferential amount, such holders shall not be entitled to any further participation in any distribution of assets of the Corporation.

     4. Conversion. The Series D Preferred are subject to conversion rights as follows (the "Conversion Rights"):

          (a) Conversion at Option of the Holder; Conversion at Option of the Company. Each share of Series D Preferred shall initially be convertible, at the option of the holder thereof, at any time on or after the date of issuance thereof and up to and including the day immediately preceding the Mandatory Redemption Date, into the number of fully paid and nonassessable shares of Common Stock which results from di-



                                     A-1-2
     viding the applicable Conversion Price (as hereinafter specified) per share in effect at the time of conversion into the applicable per share Liquidation Preference in effect at the time of conversion. The initial Conversion Price of the Series D Preferred after giving effect to the exchange offer and the amendments to the Corporation's certificate of incorporation each as described in the Corporation's proxy statement dated
               , 2004 (collectively, the "Transactions") shall be $8.47 per share. The initial Conversion Price of the Series D Preferred shall be subject to adjustment from time to time as provided in Section 4(c) hereof. Upon conversion, all accrued or declared but unpaid dividends (including any interest accrued thereon calculated as of the date of conversion) on the Series D Preferred so converted shall be paid in Common Stock. In making such payment, the number of shares of Common Stock will be determined by dividing the applicable Conversion Price per share in effect at the time of conversion into the amount of the accrued or declared but unpaid dividends (including any interest accrued thereon calculated as of the date of conversion). Such shares of Common Stock will be fully paid and nonassessable.

     At any time that the closing price of the Common Stock on The Nasdaq Stock Market (or on the exchange or quotation system on which the Corporation's Common Stock is then traded) as reported in The Wall Street Journal (such price on a given day, referred to as the "Current Market Price" for such day) equals or exceeds two (2) times the then-applicable Conversion Price for twenty (20) or more consecutive trading days beginning on or after July 13, 2002, then, beginning on the day following the 20th such consecutive trading day and ending sixty (60) calendar days after the last such consecutive trading day, the Corporation shall have the right to convert all, but not less than all, of the shares of Series D Preferred into shares of Common Stock, with each share of Series D Preferred converting into the number of fully paid and nonassessable shares of Common Stock which results from dividing the applicable Conversion Price per share in effect at the time of conversion into the applicable per share Liquidation Preference in effect at the time of conversion.

          (b) Mechanics of Conversion at the Option of the Holder. Before any holder of Series D Preferred shall be entitled to convert the same into shares of Common Stock and to receive certificates therefor, such holder shall surrender the certificate or certificates therefor, duly endorsed, at the principal office of the Corporation or of any transfer agent for the Series D Preferred and shall give written notice to the Corporation at such office that such holder elects to convert the same. The Corporation shall as soon as practicable after such delivery issue and deliver at such office to such holder of Series D Preferred a certificate or certificates for the number of shares of Common Stock to which it, he or she shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series D Preferred and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date.

          (c) Adjustments to Conversion Price. If the Corporation shall, while shares of Series D Preferred remain outstanding, (i) pay a dividend, or make a distribution to Common Stockholders, in either case in shares of its Common Stock, (ii) subdivide its outstanding shares of Common Stock, (iii) combine its outstanding shares of Common Stock into a smaller number of shares or (iv) issue by reclassification of its shares of Common Stock any shares of capital stock of the Corporation, in each case, at any time after consummation of the Transactions, then thereafter the Conversion Price shall be automatically (and without notice or further action) increased or decreased, as the case may be, in direct proportion to the increase or decrease in the number of shares of Common Stock by reason of such change, so that the aggregate Conversion Price of shares of Series D Preferred shall be unchanged by such change.

          (d) Status of Converted Stock. In case any shares of Series D Preferred shall be converted pursuant to Section 4 hereof, the shares so converted shall be canceled, shall not be reissuable and shall cease to be a part of the authorized capital stock of the Corporation.

          (e) Fractional Shares. In lieu of any fractional shares in the aggregate to which the holder of Series D Preferred would otherwise be entitled upon conversion, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of one share of Common Stock.

          (f) Miscellaneous.



                                     A-1-3

          (i) All calculations under this Section 4 shall be made to the nearest cent or to the nearest one hundredth (1/100) of a share, as the case may be.


          (ii) The determination of the Board of Directors of adjustments pursuant to this Section 4 shall, absent manifest error, be final on all holders of Series D Preferred.

          (iii) No adjustment in the applicable Conversion Price of the Series D Preferred will be made if such adjustment would result in a change in such Conversion Price of less than $0.01. Any adjustment of less than $0.01 which is not made shall be carried forward and shall be made at the time of and together with any subsequent adjustment which, on a cumulative basis, amounts to an adjustment of $0.01 or more in such Conversion Price.

          (g) No Impairment. The Corporation will not through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Section 4 and in the taking of all action as may be necessary or appropriate in order to protect the conversion rights of the holders of Series D Preferred against impairment.

          (h) Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of Series D Preferred such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series D Preferred. If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Series D Preferred the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

     5. Voting Rights. Except as otherwise required by law, the holder of each share of Series D Preferred will be entitled to vote on all matters with the holders of the Common Stock as a single class, and not as a separate class or series. Each share of Series D Preferred will entitle the holder to the number of votes per share equal to the full number of shares of Common Stock into which such share of Series D Preferred is convertible on the record date for such vote. The holders of Series D Preferred shall receive notice of and shall be entitled to attend in person or by proxy any meeting of the Common Stockholders.

     6. Notices of Certain Record Dates. In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, the Corporation shall mail to each holder of Series D Preferred at least twenty (20) days prior to the record date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the anticipated amount and character of such dividend, distribution or right.

     7. Notices. Any notice required by the provisions of this Amended or Restated Certificate to be given to the holders of Series D Preferred shall be deemed given (i) when made, if made by hand delivery, (ii) upon confirmation, if made by fax, or (iii) one business day after being deposited with a reputable next-day courier, postage prepaid, and in each case, addressed to each holder of record at such holder's address or fax number appearing on the books of the Corporation.



                                     A-1-4

8. Redemption.


 If Redeemed on or After the Anniversary of    And Redeemed Before the Anniversary of the
    the Original Issue Date Occurring In                  Original Issue Date               Percent of Liquidation
                                                             Occurring In                         Preference
--------------------------------------------   ------------------------------------------   -----------------------
                    2004                                         2005                                 104%
                    2005                                         2006                                 103%
                    2006                                         2007                                 102%
                    2007                                         2008                                 101%


     (a) The Corporation may at its option redeem the Series D Preferred in whole or in part, at any time or from time to time, upon at least thirty days' prior notice, at a redemption price equal to the percentage of the Liquidation Preference per share of Series D Preferred set forth below, plus any accumulated unpaid dividends (whether or not declared) up to but excluding such redemption date. Shares so redeemed shall be cancelled and upon such cancellation shall be deemed to be authorized and unissued shares of Preferred Stock, without par value, of the Corporation but shall not be reissued as shares of the same series.

     (b) Mandatory Redemption. To the extent permitted by law, the Corporation shall redeem, on the eighth anniversary of the Original Issue Date (or, if such day is not a business day, on the first business day thereafter) (the "Mandatory Redemption Date"), all remaining shares of Series D Preferred then outstanding, for an amount equal to the Liquidation Preference for each share outstanding, plus an amount in cash equal to all accrued but unpaid dividends thereon to the Mandatory Redemption Date (the "Redemption Price"). Prior to authorizing or making such redemption with respect to the Series D Preferred, the Corporation, by resolution of the Board of Directors shall, to the extent of funds legally available therefor, declare a dividend on the Series D Preferred payable on the Mandatory Redemption Date in an amount equal to any accrued and unpaid dividends on the Series D Preferred as of such date and, if the Corporation does not have sufficient legally available funds to declare and pay all dividends accrued at the time of such redemption, any remaining accrued and unpaid dividends shall be added to the redemption price. After paying any accrued and unpaid dividends pursuant to the foregoing sentence, if the funds of the Corporation legally available for redemption of shares of the Series D Preferred then required to be redeemed are insufficient to redeem the total number of such shares then outstanding, those funds which are legally available shall be used to redeem the maximum possible number of shares of the Series D Preferred, which shares to be redeemed shall be allocated pro rata among the holders of the Series D Preferred based on the number of shares of Series D Preferred held by such holders. At any time and from time to time thereafter, when additional funds of the Corporation are legally available to discharge its obligation to redeem all of the outstanding shares of Series D Preferred required to be redeemed pursuant to this section (the "Mandatory Redemption obligation"), such funds shall be immediately used to discharge such Mandatory Redemption Obligation until the balance of such shares have been redeemed. If and so long as the Mandatory Redemption Obligation shall not be fully discharged, dividends on any remaining outstanding shares of Series D Preferred shall continue to accrue and be added to the dividend payable pursuant to the second preceding sentence.

     (c) Notice. The Corporation will provide notice of any redemption of shares of Series D Preferred to holders of record of the Series D Preferred to be redeemed not less than 30 nor more than 60 days prior to the date fixed for such redemption. Such notice shall be provided by first-class mail postage prepaid, to each holder of record of the Series D Preferred to be redeemed, at such holder's address as it appears on the stock transfer books of the Corporation. Each such mailed notice shall state, as appropriate, the following:

     (i) the redemption date;



                                     A-1-5

          (ii) the number of shares of Series D Preferred to be redeemed and, if fewer than all the shares held by any holder are to be redeemed, the number of such shares to be redeemed from such holder;

          (iii) the Redemption Price;

          (iv) the place or places where certificates for such shares are to be surrendered for redemption;

          (v) the amount of full cumulative dividends per share of Series D Preferred to be redeemed accrued and unpaid up to but excluding such redemption date, and that dividends on shares of Series D Preferred to be redeemed will cease to accrue on such redemption date unless the Corporation shall default in payment of the Redemption Price plus such full cumulative dividends accrued and unpaid thereon;

          (vi) the name and location of any bank or trust company with which the Corporation will deposit redemption funds pursuant to subsection (e) below;
     (vii) the then-effective Conversion Price; and (viii) that the right of holders to convert shares of Series D Preferred to be redeemed will terminate at the close of business on the business day next preceding the date fixed for redemption (unless the Corporation shall default in the payment of the Redemption Price and such full cumulative dividends accrued and unpaid thereon).

Any notice that is mailed as set forth above shall be conclusively presumed to have been duly given, whether or not the holder of shares of Series D Preferred receives such notice, and failure to give such notice by mail, or any defect in such notice, to the holders of any shares designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of Series D Preferred.

     (d) Mechanics of Redemption. Upon surrender in accordance with the aforesaid notice of the certificate for any shares so redeemed (duly endorsed or accompanied by appropriate instruments of transfer if so required by the Corporation), the holders of record of such shares shall be entitled to receive the redemption price, without interest, plus full cumulative dividends thereon accrued and unpaid up to but excluding such redemption date out of funds legally available therefor. If fewer than all the shares represented by any such certificate are redeemed, a new certificate representing the unredeemed shares shall be issued without cost to the holder thereof.

     (e) Redemption Funds. On the date of any redemption being made pursuant to this Section, the Corporation shall, and at any time after notice of such redemption shall have been mailed and before the date of redemption the Corporation may, deposit for the benefit of the holders of shares of Series D Preferred to be redeemed the funds necessary for such redemption with a bank or trust company having a capital and surplus of at least $1 billion, with instructions to such bank or trust company to pay the full redemption amounts as provided herein to the holders of shares of Series D Preferred upon surrender of certificates for such shares; provided, however, that the making of such deposit shall not release the Corporation from any of its obligations hereunder. Any moneys so deposited by the Corporation and unclaimed at the end of two years from the date designated for such redemption shall revert to the general funds of the Corporation and, upon demand, such bank or trust company shall pay over to the Corporation such unclaimed amounts and thereupon such bank or trust company shall be relieved of all responsibility in respect thereof and any holder of shares of Series D Preferred so redeemed shall look only to the Corporation for the payment of the full redemption amounts, as provided herein.

     (f) Rights After Redemption. Notice of redemption having been given as aforesaid, upon the deposit pursuant to subsection (e) of the full redemption amounts as provided herein in respect of all shares of Series D Preferred then to be redeemed, notwithstanding that any certificates for such shares shall not have been surrendered in accordance with subsection (d), from and after the date of redemption designated in the notice of redemption: (i) the shares represented thereby shall no longer be deemed outstanding, (ii) the rights to receive dividends thereon shall cease to accrue, and (iii) all rights of the holders of such shares of Series D Preferred shall cease and terminate, excepting only the right to receive the full redemption amounts as provided herein without interest


                                     A-1-6
thereon. If the funds deposited are not sufficient for redemption of the shares of the Series D Preferred that were to be redeemed, then no certificates evidencing such shares shall be deemed surrendered and such shares shall remain outstanding and the rights of holders of shares of Series D Preferred shall continue to be those of holders of shares of the Series D Preferred.

     9. Headings and Subdivisions. The headings of the various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

     10. Severability of Provisions. If any voting powers, preferences and relative, participating, optional and other special rights of the Series D Preferred and qualifications, limitations and restrictions thereof set forth in this resolution (as such resolution may be amended from time to time) are invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other voting powers, preferences and relative, participating, optional and other special rights of the Series D Preferred and qualifications, limitations and restrictions thereof set forth in this resolution (as so amended) which can be given effect without the invalid, unlawful or unenforceable voting powers, preferences and relative, participating, optional and other special rights of the Series D Preferred and qualifications, limitations and restrictions thereof shall, nevertheless, remain in full force and effect, and no voting powers, preferences and relative, participating, optional or other special rights of the Series D Preferred and qualifications, limitations and restrictions thereof herein set forth shall be deemed dependent upon any other such powers, preferences and relative, participating, optional or other special rights of the Series D Preferred and qualifications, limitations and restrictions thereof unless so expressed herein.

     IN WITNESS WHEREOF, Z-TEL TECHNOLOGIES, INC. has caused this Amended Certificate of Designations, Preferences and Relative Rights, Qualifications, Limitations and Restrictions to be signed this ____ day of _____________, 2004.


                                  Z-TEL TECHNOLOGIES, INC.


                                  By:
                                      -----------------------------------
                                      Name:
                                      Title:






                                     A-1-7

                                                                       Annex A-2


                            CERTIFICATE OF AMENDMENT
                           OF THE AMENDED AND RESTATED
                         CERTIFICATE OF INCORPORATION OF
                            Z-TEL TECHNOLOGIES, INC.

--------------------------------------------------------------------------------

     Pursuant to the Delaware General Corporation Law, Z-Tel Technologies, Inc., a Delaware corporation (the "Corporation"), DOES HEREBY CERTIFY:

     FIRST: That pursuant to the authority conferred upon the Board of Directors of the Corporation by the Certificate of Incorporation of the Corporation (the "Charter"), the Board of Directors of the Corporation on June 30, 2000 duly adopted resolutions creating a series of Preferred Stock designated as Series D Convertible Preferred Stock (the "Series D Convertible Preferred Stock"), the terms of which were subsequently amended (as amended, the "Certificate of Designation").

     SECOND: Resolutions, setting forth this proposed Certificate of Amendment (the "Certificate of Amendment"), declaring this Certificate of Amendment to be advisable and directing that this Certificate of Amendment be considered by the stockholders of the Corporation entitled to vote thereon, were duly adopted by the Board of Directors of the Corporation.

     THIRD: Thereafter, this Certificate of Amendment was approved at a special meeting, duly called and convened in accordance with Section 222 of the General
Corporation Law of the State of Delaware on        , 2004, by vote in respect
thereof of the requisite percentage of the stockholders of the Corporation entitled to vote thereon.

     FOURTH: This Certificate of Amendment was duly adopted in accordance with
Section 242 of the General Corporation Law of the State of Delaware.

     FIFTH: The Corporation has acquired all of the outstanding shares of the Series D Convertible Preferred Stock through an exchange offer completed on
            , 2004.

     SIXTH: This Certificate of Amendment amends the Amended and Restated Certificate of Incorporation of the Corporation by eliminating the Certificate of Designation in its entirety.

     IN WITNESS WHEREOF, Z-TEL TECHNOLOGIES, INC. has caused this Certificate of Amendment to be signed this day of , 2004.



                              Z-TEL TECHNOLOGIES, INC.


                              By:
                                   ---------------------------------
                                  Name:
                                  Title:





                                     A-2-1

                                                                         Annex B


                            CERTIFICATE OF AMENDMENT
                           OF THE AMENDED AND RESTATED
                         CERTIFICATE OF INCORPORATION OF
                            Z-TEL TECHNOLOGIES, INC.

--------------------------------------------------------------------------------


     Pursuant to the Delaware General Corporation Law, Z-Tel Technologies, Inc., a Delaware corporation (the "Corporation"), DOES HEREBY CERTIFY:

     FIRST: That pursuant to the authority conferred upon the Board of Directors of the Corporation by the Certificate of Incorporation of the Corporation (the "Charter"), the Board of Directors of the Corporation on October 17, 2000, duly adopted resolutions creating a series of Preferred Stock designated as 8% Convertible Preferred Stock, Series E (the "Series E Convertible Preferred Stock"), the terms of which were subsequently amended by the Amended and Restated Certificate of Designation, dated July 2, 2001 and the Certificate of Amendment dated March 11, 2003 (as amended, the "Certificate of Designation").

     SECOND: Resolutions, setting forth this proposed Certificate of Amendment (the "Certificate of Amendment"), declaring this Certificate of Amendment to be advisable and directing that this Certificate of Amendment be considered by the stockholders of the Corporation entitled to vote thereon, were duly adopted by the Board of Directors of the Corporation.

     THIRD: Thereafter, this Certificate of Amendment was approved at a special meeting, duly called and convened in accordance with Section 222 of the General
Corporation Law of the State of Delaware on          , 2004, by vote in respect
thereof of the requisite percentage of the stockholders of the Corporation entitled to vote thereon.

     FOURTH: This Certificate of Amendment was duly adopted in accordance with
Section 242 of the General Corporation Law of the State of Delaware.

     FIFTH: The Corporation has acquired all of the outstanding shares of the Series E Convertible Preferred Stock through an exchange offer completed on
            , 2004.

     SIXTH: This Certificate of Amendment amends the Amended and Restated Certificate of Incorporation of the Corporation by eliminating the Certificate of Designation in its entirety.

     IN WITNESS WHEREOF, Z-TEL TECHNOLOGIES, INC. has caused this Certificate of
Amendment to be signed this day of                 , 2004.

                              Z-TEL TECHNOLOGIES, INC.


                              By:
                                   ---------------------------------
                                  Name:
                                  Title:

                                                                       Annex C-1


                            Z-TEL TECHNOLOGIES, INC.

                       AMENDED CERTIFICATE OF DESIGNATION
                 OF 12% JUNIOR REDEEMABLE CONVERTIBLE PREFERRED
                   STOCK, SERIES G, SETTING FORTH THE POWERS,
                PREFERENCES, RIGHTS, QUALIFICATIONS, LIMITATIONS
               AND RESTRICTIONS OF SUCH SERIES OF PREFERRED STOCK

--------------------------------------------------------------------------------

     Pursuant to the Delaware General Corporation Law, Z-Tel Technologies, Inc., a Delaware corporation (the "Corporation"), DOES HEREBY CERTIFY:

     FIRST: That pursuant to the authority conferred upon the Board of Directors of the Corporation by the Certificate of Incorporation of the Corporation (the "Charter"), the Board of Directors of the Corporation on June 29, 2001 duly adopted resolutions creating a series of 12% Junior Redeemable Convertible Preferred Stock, Series G (the "Series G Preferred").

     SECOND: Resolutions setting forth a proposed Amended Certificate of Designation of Series G Preferred (the "Amended Certificate"), declaring the Amended Certificate to be advisable and directing that this Amended Certificate be considered by the stockholders of the Corporation entitled to vote thereon were duly adopted by the Board of Directors of the Corporation.

     THIRD: Thereafter, the Amended Certificate was approved at a special meeting duly called and convened in accordance with Section 222 of the General
Corporation Law of the State of Delaware on           , 2004 by vote in respect
thereof of the requisite percentage of the stockholders of the Corporation entitled to vote thereon.

     FOURTH: The Amended Certificate was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

     FIFTH: The Amended Certificate amends the Corporation's Certificate of Designation of Series G Preferred, as amended, in its entirety and hereby replaces it with the following:

Section 1. Designation and Number; Ranking.

     (a) The shares of such series shall be designated as 12% Junior Redeemable Convertible Preferred Stock, Series G. The number of authorized shares of the Series G Preferred shall be 175, which number may be decreased (but not increased) by the Board of Directors without a vote of stockholders; provided, however, that such number may not be decreased below the number of then outstanding shares of Series G Preferred or shares of Series G Preferred to be issued pursuant to the Investment Agreement.

     (b) Capitalized terms used herein and not otherwise defined shall have the meanings set forth in Section 10.

Section 2. Dividends and Distributions.

     (a) Series G Dividends. The holders of shares of Series G Preferred shall be entitled to receive, when, as and if declared by the Board of Directors, out of the assets of the Corporation legally available therefor, cumulative cash dividends at an annual rate per share of Series G Preferred equal to 12.00% of the Liquidation Preference with respect to such share per annum ("Series G Dividend Rate"), calculated on the basis of a 360-day year consisting of twelve 30-day months, accruing and payable in equal quarterly payments, in immediately available funds, on the last day of March, June, September and December or, if any such day is not a Business Day, the next succeeding Business Day, in each year (each such date being referred to herein as a "Quarterly Dividend Payment Date"),



                                     C-1-1
commencing on the first quarterly dividend date to occur after the issue date of such shares; provided that the dividend payable on the first Quarterly Dividend Payment Date to occur after the Issue Date of each share of Series G Preferred shall be computed based on the number of days prior to the date that such share has been issued and outstanding.

     (b) Dividend Arrearage. If as of any Quarterly Dividend Payment Date there is a Dividend Arrearage (as hereinafter defined), an additional dividend (the "Additional Dividend") shall accrue on each share of the Series G Preferred for the period from such Quarterly Dividend Payment Date through the earlier of (x) the date on which such Dividend Arrearage is paid or converted pursuant to the terms hereof in full and (y) the next succeeding Quarterly Dividend Payment Date, in an amount equal to the product of (i) the Series G Dividend Rate and
(ii) the amount of such Dividend Arrearage as of such Quarterly Dividend Payment Date. For purposes of this Section 2(b), "Dividend Arrearage" shall mean, with respect to each share of Series G Preferred, as of any Quarterly Dividend Payment Date, the excess, if any of (i) the sum of all dividends theretofore accrued on such share in accordance with Section 2(a) (including those accrued as of and including such Quarterly Dividend Payment Date) plus all Additional Dividends, if any, theretofore accrued on such share in accordance with this
Section 2(b) (including those accrued as of and including such Quarterly Dividend Payment Date), over (ii) all dividends actually paid or converted (but only to the extent so paid or converted) pursuant to the terms hereof with respect to such share on or before such Quarterly Dividend Payment Date.

     (c) Accrual of Dividends. Dividends payable pursuant to Section 2(a) shall begin to accrue and be cumulative from the Issue Date, and shall accrue on a daily basis, in each case whether or not declared. Dividends paid on the shares of Series G Preferred in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares of Series G Preferred at the time outstanding. The Board of Directors may fix a record date for the determination of holders of shares of Series G Preferred entitled to receive payment of a dividend declared thereon, which record date shall be no more than 60 days or less than 10 days prior to the date fixed for the payment thereof. Accumulated but unpaid dividends for any past quarterly dividend periods may be declared and paid at any time, without reference to any regular Quarterly Dividend Payment Date, to holders of record on such date, not more than 60 nor less than 10 days preceding the payment date thereof, as may be fixed by the Board of Directors.

     (d) Other Dividends. In addition to the dividends or distributions on the Series G Preferred described in Section 2(a), in the event that the Corporation shall declare a dividend or make any other distribution (including, without limitation, in cash, in capital stock (which shall include, without limitation, any options, warrants or other rights to acquire capital stock) of the Corporation, whether or not pursuant to a shareholder rights plan, "poison pill" or similar arrangement, or other property or assets)) to holders of Common Stock, then the Board of Directors shall declare and the holder of each share of Series G Preferred shall be entitled to receive a dividend or distribution in an amount equal to the amount of such dividend or distribution received by a holder of the number of shares of Common Stock for which such share of Series G Preferred is convertible on the record date for such dividend or distribution (without regard to the Conversion Limit). Any such amount shall be paid to the holders of shares of Series G Preferred at the same time such dividend or distribution is made to holders of Common Stock.

Section 3. Voting Rights.

     Except for any voting rights provided by law, the holders of shares of Series G Preferred shall not be entitled to vote.

Section 4. Redemption.

     (a) Optional Redemption. Except as otherwise set forth in this Section 4, the Corporation shall not have any right to redeem any shares of Series G Preferred prior to the first anniversary of the Drawdown Date. On and after the first anniversary of the Drawdown Date, the Corporation shall have the right, at its sole option and election, to redeem the shares of Series G Preferred, in whole but not in part, on not less than 10 days notice of the date of redemption (any such date an "Optional Redemption Date") for cash at a price per share (the "Optional Redemption Price") equal to the sum of (i) the Liquidation Preference per share and (ii) any accrued and unpaid dividends thereon (including Additional Dividends), whether or not declared or payable, to the applicable optional Redemption Date, in immediately available funds.



                                     C-1-2

     (b) Mandatory Redemption. To the extent permitted by law, the Corporation shall redeem, on:

          (i) December 31, 2001, if the Stockholder Approval Certification Date has not then occurred, the number of shares of Series G Preferred presented for redemption by the holders thereof for cash, at a price per share, in immediately available funds, equal to the sum of (x) the Liquidation Preference per share plus (y) any accrued and unpaid dividends thereon (including Additional Dividends), whether or not declared or payable; or

          (ii) the fifth anniversary of the Drawdown Date, all remaining shares of Series G Preferred then outstanding, for cash at a price per share equal to the Liquidation Preference, plus an amount equal to all accrued but unpaid dividends thereon (including Additional Dividends), whether or not declared or payable to the Mandatory Redemption Date, in immediately available funds

(each of the dates referred to in Sections 4(b)(i) and (ii) above, a "Mandatory Redemption Date" and each of the redemption amounts referred to in Sections 4(b)(i) and (ii) above, a "Mandatory Redemption Price"). Prior to authorizing or making such redemption with respect to the Series G Preferred, the Corporation, by resolution of the Board of Directors shall, to the extent of funds legally available therefor, declare a dividend on the Series G Preferred payable on the Mandatory Redemption Date in an amount equal to any accrued and unpaid dividends on the Series G Preferred as of such date (including Additional Dividends) and, if the Corporation does not have sufficient legally available funds to declare and pay all dividends accrued at the time of such redemption, any remaining accrued and unpaid dividends (including Additional Dividends) shall be added to the Mandatory Redemption Price. After paying any accrued and unpaid dividends pursuant to the foregoing sentence, if the funds of the Corporation legally available for redemption of shares of the Series G Preferred then required to be redeemed are insufficient to redeem the total number of such shares then outstanding, those funds which are legally available shall be used to redeem the maximum possible number of shares of the Series G Preferred, which shares to be redeemed shall be allocated pro rata among the holders of the Series G Preferred based on the number of shares of Series G Preferred held by such holders. At any time and from time to time thereafter, when additional funds of the Corporation are legally available to discharge its obligation to redeem all of the outstanding shares of Series G Preferred required to be redeemed pursuant to this Section (the "Mandatory Redemption Obligation"), such funds shall be immediately used to discharge such Mandatory Redemption Obligation until the balance of such shares have been redeemed. If and so long as the Mandatory Redemption Obligation shall not be fully discharged, dividends on any remaining outstanding shares of Series G Preferred shall continue to accrue and be added to the dividend payable pursuant to the second preceding sentence.

     (c) Notice.

     (i) The Corporation will provide notice to holders of record of the Series G Preferred of any redemption pursuant to Section 4(a) or 4(b) not less than 10 (in the case of Section 4(a)) and 30 (in the case of Section 4(b)) nor more than 60 days prior to the date fixed for such redemption (a "Redemption Notice"). Any Notice provided pursuant to this Section 4(c) shall be provided by first-class mail, postage prepaid, to each holder of record of the Series G Preferred, at such holder's address as it appears on the stock transfer books of the Corporation.

     (ii) Each Redemption Notice shall state, as appropriate: (x) the Applicable Redemption Date; (y) the number of shares of Series G Preferred to be redeemed and, if fewer than all the shares held by any holder are to be redeemed, the number of such shares to be redeemed from such holder; and (z) the Optional Redemption Price or Mandatory Redemption Price.

     (iii) In addition, each Redemption Notice shall state, as appropriate: (v) the place or places where certificates for such shares are to be surrendered for redemption; (w) the amount of full cumulative dividends per share of Series G Preferred to be redeemed (including Additional Dividends) up to but excluding the Applicable Redemption Date, and that dividends on shares of Series G Preferred to be redeemed will cease to accrue on such Redemption Date unless the Corporation shall default in payment of the Applicable Redemption Price; (x) the name and location of any bank or trust company with which the Corporation will deposit redemption funds pursuant to subsection (e) below; (y) the then-effective Conversion Price; and (z) that the right of holders to convert shares of Series G Preferred to be redeemed will terminate at the close of business on the Business Day next preceding the date fixed for redemption (unless the Corporation shall default in the payment of the Applicable Redemption Price).



                                     C-1-3

     Any Notice that is mailed pursuant to clause (i) shall be conclusively presumed to have been duly given, whether or not the holder of shares of Series G Preferred receives such notice, and failure to give such notice by mail, or any defect in such notice, to the holders of any shares designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of Series G Preferred.

     (d) Mechanics of Redemption. Upon surrender in accordance with any notice referred to in subsection (d) above of the certificate for any shares redeemed pursuant to Section 4(a) or (b) (duly endorsed or accompanied by appropriate instruments of transfer if so required by the Corporation), the holders of record of such shares shall be entitled to receive the Applicable Redemption Price, without interest, up to but excluding such Redemption Date out of funds legally available therefor. If fewer than all the shares represented by any such certificate are redeemed, a new certificate representing the unredeemed shares shall be issued without cost to the holder thereof.

     (e) Redemption Funds. On the date of any redemption being made pursuant to this Section, the Corporation shall, and at any time after mailing the Redemption Notice and before the Applicable Redemption Date the Corporation may, deposit for the benefit of the holders of shares of Series G Preferred to be redeemed the funds necessary for such redemption with a bank or trust company having a capital and surplus of at least $1 billion, with instructions to such bank or trust company to pay the full redemption as provided herein to the holders of shares of Series G Preferred upon surrender of certificates for such shares; provided, however, that the making of such deposit shall not release the Corporation from any of its obligations hereunder. Any moneys so deposited by the Corporation and unclaimed at the end of two years from the Applicable Redemption Date shall revert to the general funds of the Corporation and, upon demand, such bank or trust company shall pay over to the Corporation such unclaimed amounts and thereupon such bank or trust company shall be relieved of all responsibility in respect thereof and any holder of shares of Series G Preferred so redeemed shall look only to the Corporation for the payment of the full redemption amounts, as provided herein.

     (f) Rights After Redemption. Notice of redemption having been given as provided in Section 4(c), upon the deposit pursuant to subsection (e) of the full redemption amounts as provided herein in respect of all shares of Series G Preferred then to be redeemed, notwithstanding that any certificates for such shares shall not have been surrendered in accordance with subsection (d), from and after the Applicable Redemption Date: (i) the shares represented thereby shall no longer be deemed outstanding, (ii) the right to receive dividends thereon shall cease to accrue, and (iii) all rights of the holders of such shares of Series G Preferred shall cease and terminate, excepting only the right to receive the full redemption amounts as provided herein without interest thereon. If the funds deposited are not sufficient for redemption of the shares of the Series G Preferred that were to be redeemed, then no certificates evidencing such shares shall be deemed surrendered and such shares shall remain outstanding and the rights of holders of shares of Series G Preferred shall continue to be those of holders of shares of the Series G Preferred.

Section 5. Reacquired Shares.

     Any shares of Series G Preferred converted, exchanged, redeemed, purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. All such shares of Series G Preferred shall upon their cancellation become authorized but unissued shares of preferred stock, par value $.01 per share, of the Corporation and, upon the filing of an appropriate Certificate of Designation with the Secretary of State of the State of Delaware, may be reissued as part of another series of preferred stock, par value $.01 per share, of the Corporation subject to the conditions or restrictions on issuance set forth therein, but in any event may not be reissued as shares of Series G Preferred unless all shares of the Series G Preferred issued on each of the Issue Dates shall have already been redeemed, converted or exchanged.

Section 6. Liquidation, Dissolution or Winding Up.

     Upon any voluntary or involuntary dissolution, liquidation or winding up of the Corporation, the Corporation shall pay to holders of shares of Series G Preferred for cash, at a price per share, in immediately available funds, equal to the sum of (x) the Liquidation Preference per share plus (y) any accrued and unpaid dividends thereon (including Additional Dividends), whether or not declared or payable, prior to any distribution to the holders of any Common Stock. If the proceeds from any such event are not sufficient to pay to the holders of Series G Preferred then such holders shall instead be entitled to receive, pro rata with the holders of all other series of preferred stock of the Corporation, the entire assets and funds of the Corporation legally available for distribution to the holders of



                                     C-1-4
capital stock, which assets and funds shall be distributed pro rata among the holders of the Series G Preferred on the basis of the amounts per share to be paid to each. After payment of the full preferential amount, such holders shall not be entitled to any further participation in any distribution of assets of the Corporation.

Section 7. Voluntary Conversion.

     (a) Conversion Right. Any holder of Series G Preferred shall have the right, at its option, at any time and from time to time, to convert, subject to the terms and provisions of this Section 7, any or all of such holder's shares of Series G Preferred into such number of fully paid and non-assessable shares of Common Stock as is equal, subject to Section 7(f), to the product of the number of shares of Series G Preferred being so converted multiplied by the quotient of (i) the sum of the Liquidation Preference and all dividends accrued and unpaid (including Additional Dividends) on the Series G Preferred so converted to the date of conversion, divided by (ii) the Conversion Price then in effect, except that with respect to any shares which shall be called for exchange or redemption, such right shall terminate at the close of business on the date of exchange or redemption for such shares, unless in any such case the Corporation shall default in performance or payment due upon exchange or redemption thereof. The Conversion Price shall be calculated in accordance with
Section 7(k) and shall be subject to adjustment as set forth in Section 7(c). Such conversion right shall be exercised by the surrender of the shares to be converted to the Corporation at any time during usual business hours at its principal place of business to be maintained by it, accompanied by written notice that the holder elects to convert such Shares and, subject to Section 7(j), specifying the name or names (with address) in which a certificate or certificates for shares of Common Stock are to be issued and (if so required by the Corporation) by a written instrument or instruments of transfer in form reasonably satisfactory to the Corporation duly executed by the holder or its duly authorized legal representative and transfer tax stamps or funds therefor, if required pursuant to Section 7(j). All shares of Series G Preferred surrendered for conversion shall be delivered to the Corporation for cancellation and canceled by it and no shares of Series G Preferred shall be issued in lieu thereof.

     (b) Mechanics of Conversion. As promptly as practicable after the surrender, as herein provided, of any shares of Series G Preferred for conversion pursuant to Section 7(a), the Corporation shall deliver to or upon the written order of the holder of such shares so surrendered a certificate or certificates representing the number of fully paid and non-assessable shares of Common Stock into which such shares of Series G Preferred have been converted in accordance with the provisions of this Section 7. Subject to the following provisions of this paragraph and of Section 7(c), such conversion shall be deemed to have been made immediately prior to the close of business on the date that such shares of Series G Preferred shall have been surrendered in satisfactory form for conversion, and the Person or Persons entitled to receive the Common Stock deliverable upon conversion of such shares of Series G Preferred shall be treated for all purposes as having become the record holder or holders of such Common Stock at such time, and such conversion shall be at the Conversion Price in effect at such time; provided, however, that no surrender shall be effective to constitute the Person or Persons entitled to receive the Common Stock deliverable upon such conversion as the record holder or holders of such Common Stock while the share transfer books of the Corporation shall be closed (but not for any period in excess of five days), but such surrender shall be effective to constitute the Person or Persons entitled to receive such Common Stock as the record holder or holders thereof for all purposes immediately prior to the close of business on the next succeeding day on which such share transfer books are open, and such conversion shall be deemed to have been made at, and shall be made at the Conversion Price in effect at, such time on such next succeeding day.

     (c) Adjustment of Conversion Price. If the Corporation shall, while shares of Series G Preferred remain outstanding, (i) pay a dividend, or make a distribution to holders of Common Stock, in either case in shares of its Common Stock, (ii) subdivide its outstanding shares of Common Stock, (iii) combine its outstanding shares of Common Stock into a smaller number of shares or (iv) issue by reclassification of its shares of Common Stock any shares of capital stock of the Corporation, in each case, at any time after the consummation of the Recapitalization Transactions (as defined below), then thereafter the Conversion Price shall be automatically (and without notice or further action) increased or decreased, as the case may be, in direct proportion to the increase or decrease in the number of shares of Common Stock by reason of such change so that the aggregate Conversion Price of shares of Series G Preferred shall be unchanged by such change.

     (d) Effect of Setting Record Date. If the Corporation shall take a record of the holders of its Common Stock for the purpose of entitling them to receive a dividend or other distribution, and shall thereafter and before the


                                     C-1-5
distribution to stockholders thereof legally abandon its plan to pay or deliver such dividend or distribution, then thereafter no adjustment in the Conversion Price then in effect shall be required by reason of the taking of such record.

     (e) Determination of Adjustment. The determination of the Board of Directors of adjustments pursuant to Section 7(c) shall, absent manifest error, be final on all holders of Series G Preferred.

     (f) No Fractional Shares. No fractional shares or scrip representing fractional shares shall be issued upon the conversion of any shares of Series G Preferred. If more than one share of Series G Preferred shall be surrendered for conversion at one time by the same holder, the number of full shares of Common Stock issuable upon conversion thereof shall be computed on the basis of the aggregate Liquidation Preference (plus accrued and unpaid dividends, including any Additional Dividends) of the shares of Series G Preferred so surrendered. If the conversion of any share or shares of Series G Preferred results in a fraction, an amount equal to such fraction multiplied by the Current Market Price of the Common Stock on the Business Day preceding the day of conversion shall be paid to such holder in cash by the Corporation.

     (g) Transactions. In case of any capital reorganization or reclassification or other change of outstanding shares of Common Stock (other than a change in par value, or from par value to no par value, or from no par value to par value), or in case of any consolidation or merger of the Corporation with or into another Person (other than a consolidation or merger in which the Corporation is the resulting or surviving Person and which does not result in any reclassification or change of outstanding Common Stock) (any of the foregoing, a "Transaction"), the Corporation, or such successor or purchasing Person, as the case may be, shall execute and deliver to each holder of Series G Preferred at least 10 Business Days prior to effecting any of the foregoing Transactions a certificate that the holder of each share of Series G Preferred then outstanding shall have the right after the Transaction to convert such share of Series G Preferred into the kind and amount of shares of stock or other securities (of the Corporation or another issuer) or property or cash receivable upon such Transaction by a holder of the number of shares of Common Stock into which such share of Series G Preferred could have been converted immediately prior to such Transaction (without giving effect to the Conversion Limit). Such certificate shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section 7. If, in the case of any such Transaction, the stock, other securities, cash or property receivable thereupon by a holder of Common Stock includes shares of stock or other securities of a Person other than the successor or purchasing Person and other than the Corporation, which controls or is controlled by the successor or purchasing Person or which, in connection with such Transaction, issues stock, securities, other property or cash to holders of Common Stock, then such certificate also shall be executed by such Person, and such Person shall, in such certificate, specifically acknowledge the obligations of such successor or purchasing Person and acknowledge its obligations to issue such stock, securities, other property or cash to the holders of Series G Preferred upon conversion of the shares of Series G Preferred as provided above. The provisions of this Section 7(g) and any equivalent thereof in any such certificate similarly shall apply to successive Transactions.

     (h) Notice. In case at any time or from time to time:

          (i) the Corporation shall declare a dividend (or any other distribution) on its common stock;

          (ii) the Corporation shall authorize the granting to the holders of its Common Stock of rights or warrants to subscribe for or purchase any shares of stock of any class or of any other rights or warrants;

          (iii) there shall be any reclassification of the Common Stock, or any consolidation or merger to which the Corporation is a party and for which approval of any shareholders of the Corporation is required, or any sale or other disposition of all or substantially all of the assets of the Corporation; or

          (iv) there shall be any voluntary or involuntary dissolution, liquidation or winding up of the Corporation;

then the Corporation shall mail to each holder of shares of Series G Preferred at such holder's address as it appears on the transfer books of the Corporation, as promptly as possible but in any event at least 10 days prior to the appli-



                                     C-1-6
cable date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution or rights or warrants or, if a record is not to be taken, the date as of which the holders of Common Stock of record to be entitled to such dividend, distribution or rights are to be determined, or (y) the date on which such reclassification, consolidation, merger, sale, conveyance, dissolution, liquidation or winding up is expected to become effective. Such notice also shall specify the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their Common Stock for shares of stock or other securities or property or cash deliverable upon such reclassification, consolidation, merger, sale, conveyance, dissolution, liquidation or winding up.

     (i) Reservation of Common Stock. The Corporation shall at all times reserve and keep available for issuance upon the conversion of the Series G Preferred pursuant to Section 7(a) or 9(a), such number of its authorized but unissued shares of Common Stock as will from time to time be sufficient to permit the conversion of all outstanding shares of Series G Preferred, and shall take all action required to increase the authorized number of shares of Common Stock if at any time there shall be insufficient authorized but unissued shares of Common Stock to permit such reservation or to permit the conversion of all outstanding shares of Series G Preferred.

     (j) Issuance of Certificates. The issuance or delivery of certificates for Common Stock upon the conversion of shares of Series G Preferred pursuant to
Section 7(a) or 9(a) shall be made without charge to the converting holder of shares of Series G Preferred for such certificates or for any tax in respect of the issuance or delivery of such certificates or the securities represented thereby, and such certificates shall be issued or delivered in the respective names of, or (subject to compliance with the applicable provisions of federal and state securities laws) in such names as may be directed by, the holders of the shares of Series G Preferred converted; provided, however, that the Corporation shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in a name other than that of the holder of the shares of Series G Preferred converted, and the Corporation shall not be required to issue or deliver such certificate unless or until the Person or Persons requesting the issuance or delivery thereof shall have paid to the Corporation the amount of such tax or shall have established to the reasonable satisfaction of the Corporation that such tax has been paid.

     (k) Conversion Price. The conversion price (the "Conversion Price") for each share of Series G Preferred after giving effect to the exchange offer and the amendments to the Corporation's certificate of incorporation each as described in the Corporation's proxy statement dated , 2004 (collectively, the "Recapitalization Transactions") shall be $1.28 per share.

     (l) Conversion Limit. Notwithstanding anything to the contrary, on any day prior to the Stockholder Approval Certification Date, the maximum number of whole or fractional shares of Series G Preferred that may be converted into Common Stock pursuant to any provision of this Certificate of Designation shall be the number of shares of Series G Preferred that, if converted into shares of Common Stock at the then applicable Conversion Price, would convert into the "Maximum Remaining Pre-Approval Shares." The "Maximum Remaining Pre-Approval Shares" means a number of shares of Common Stock equal to (1) the Pre-Stockholder Approval Number, minus (2) the number of shares of Common Stock, if any, then already issued by the Corporation pursuant to the conversion of any Series G Preferred. Thereafter, no additional shares of Series G Preferred may be converted while the Conversion Limit is in effect. Until the Stockholder Approval Certification Date, no Series G Preferred holder may convert pursuant to Section 7(a) without approval of holders of a majority of the Series G Preferred. The preceding portion of Section 7(l) is referred to in this Certificate of Designation as the "Conversion Limit." The Conversion Limit shall act merely to limit the number of shares of Common Stock issuable upon conversion of the Series G Preferred prior to the Stockholder Approval Certification Date and not to restrict any adjustments to the Conversion Price, whether pursuant to Section 7(c) or otherwise, and shall not affect any matter other than the conversion of shares of Series G Preferred into shares of Common Stock. For the avoidance of doubt, the adjustments to the Conversion Price pursuant to Section 7(c) shall be calculated regardless of whether the Conversion Limit is in effect and the Conversion Limit shall act merely to limit the number of shares of Common Stock issuable upon conversion of the Series G Preferred prior to Stockholder Approval (and not to restrict any adjustments to the Conversion Price).

Section 8. Certain Remedies.

     Any registered holder of Series G Preferred shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Certificate of Designation and to enforce specifically the terms and provisions of



                                     C-1-7
this Certificate of Designation in any court of the United States or any state thereof having jurisdiction, this being in addition to any other remedy to which such holder may be entitled at law or in equity.

Section 9. Automatic Conversion.

     (a) Time of Conversion. If at any time after the first anniversary of the Effective Date, the Market Price of the Common Stock for 20 consecutive Trading Days exceeds $10.00 per share (as appropriately adjusted for stock splits, stock combinations and similar events), then on the 30th Business Day following the end of such 20-day period (the "Conversion Date"), all outstanding shares of Series G Preferred shall automatically convert, subject to the Conversion Limit (if any), without any action by the holders thereof, into such number of fully paid and non-assessable shares of Common Stock as is equal, subject to Section 7(f), to the product of the number of shares of Series G Preferred being so converted multiplied by the quotient of (i) the Liquidation Preference (plus accrued and unpaid dividends, including any Additional Dividends to and including the Conversion Date) divided by (ii) the Conversion Price in effect on the Conversion Date.

     (b) Officer's Certificate. The Corporation will provide notice to holders of record of Series G Preferred of the conversion pursuant to Section 9(a) at least 20 Business Days prior to the Conversion Date, by first-class mail postage prepaid, to each holder of record of the Series G Preferred, at such holder's address as it appears on the stock transfer books of the Corporation. Such notice shall include an officer's certificate attesting to the satisfaction of the condition precedent to optional conversion, stating the Conversion Price in effect on the Conversion Date and the number of fully paid and non-assessable shares of Common Stock into which such shares of Series G Preferred will be converted in accordance with Section 7 and this Section 9.

     (c) The Corporation shall deposit for the benefit of the holders of shares of Series G Preferred the share certificates representing the shares of Common Stock deliverable upon conversion of the shares of Series G Preferred with a bank or trust company having a capital and surplus of at least $1 billion, with instructions to such bank or trust company to deliver the certificates to the holders of shares of Series G Preferred upon surrender of the certificates for such shares; provided, however, that the making of such deposit shall not release the Corporation from any of its obligations hereunder. Any certificates so deposited by the Corporation and unclaimed at the end of two years from the Conversion Date shall revert to the Corporation and the bank or trust company shall be relieved of all responsibility in respect thereof and any holder of shares of Series G Preferred so converted shall look only to the Corporation for the certificate representing the Common Stock issued upon the conversion, as provided herein.

     (d) Effect of Conversion. Notice of conversion having been given as provided in Section 9(b), upon the deposit pursuant to subsection (c) of the certificates representing the shares of Common Stock issuable upon conversion of the shares of Series G Preferred, notwithstanding that any certificates for such shares shall not have been surrendered for cancellation, from and after the Conversion Date (i) the shares represented thereby shall no longer be deemed outstanding, (ii) the rights to receive dividends thereon shall cease to accrue, and (iii) all rights of the holders of shares of Series G Preferred to be converted shall cease and terminate, excepting only the right to receive the shares of Common Stock. If the Corporation shall default in the execution and delivery of the shares of Common Stock, then no certificates evidencing such shares shall be deemed surrendered and such shares shall remain outstanding and the rights of holders of Series G Preferred shall continue to be those of holders of shares of the Series G Preferred.

Section 10. Definitions.

     For the purposes of this Certificate of Designation of Series G Preferred, the following terms shall have the meanings indicated:

     "Additional Amount" means an amount equal to the amount of dividends to accrue on a share of Series G Preferred pursuant to Section 2(a) hereof from the date of issuance of such share to and including the fifth anniversary thereof, assuming that on each Quarterly Dividend Date such dividends to be paid on such date were added to the Liquidation Preference on such Quarterly Dividend Date for purposes of Section 2(a).



                                     C-1-8

     "Affiliate" shall have the meaning ascribed to such term in Rule 12b-2 of the General Rules and Regulations under the Exchange Act; provided, that for purposes of this Certificate, neither the 1818 Fund III, L.P. nor any of its Affiliates shall be considered an Affiliate of the Corporation.

     "Business Day" shall mean any day other than a Saturday, Sunday or other day on which commercial banks in the State of Delaware are authorized or required by law or executive order to close.

     "Common Stock" shall mean the common stock, par value $.01 per share, and each other class of capital stock of the Corporation into which such stock is reclassified or reconstituted.

     "Conversion Limit" shall mean the limitation set forth in Section 7(l).

     "Current Market Price" per share shall mean, on any date specified herein for the determination thereof, (a) the average daily Market Price of the Common Stock for those days during the period of 20 days, ending on such date, which are Trading Days, and (b) if the Common Stock is not then listed or admitted to trading on any national securities exchange or quoted in the over-the-counter market, the Market Price on such date.

     "Drawdown Date" shall mean September 18, 2001.

     "Effective Date" shall mean July 2, 2001.

     "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission thereunder.

     "Fair Market Value" shall mean the amount which a willing buyer, under no compulsion to buy, would pay a willing seller, under no compulsion to sell, in an arm's-length transaction (assuming that the Common Stock is valued "as if fully distributed" so that, among other things, there is no consideration given for minority investment discounts or discounts related to illiquidity or restrictions on transferability).

     "GAAP" shall mean the generally accepted United States accounting principles in effect from time to time.

     "Investment Agreement" shall mean the Stock and Warrant Purchase Agreement, dated July 2, 2001 between the Corporation, The 1818 Fund III, L.P. and the other persons listed therein, as the same may be amended from time to time.

     "Issue Date" shall mean, with respect to any share of Series G Preferred, the original date of issuance of such share of Series G Preferred pursuant to the Investment Agreement.

     "Liquidation Preference" with respect to a share of Series G Preferred shall mean $100,000.

     "Market Price" shall mean, per share of Common Stock on any date specified herein: (a) the closing price per share of the Common Stock on such date published in The Wall Street Journal or, if no such closing price on such date is published in The Wall Street Journal, the average of the closing bid and asked prices on such date, as officially reported on the principal national securities exchange on which the Common Stock is then listed or admitted to trading; (b) if the Common Stock is not then listed or admitted to trading on any national securities exchange but is designated as a national market system security, the last trading price of the Common Stock on such date; or (c) if there shall have been no trading on such date or if the Common Stock is not so designated, the average of the reported closing bid and asked prices of the Common Stock on such date as shown by NASDAQ and reported by any member firm of the NYSE, selected by the Corporation. If neither (a), (b) nor (c) is applicable, Market Price shall mean the Fair Market Value per share determined in good faith by the Board of Directors of the Corporation which shall be deemed to be Fair Market Value unless holders of at least 50% of the outstanding shares of Series G Preferred request that the Corporation obtain an opinion of a nationally recognized investment banking firm chosen by such holders and the Corporation (at the Corporation's expense), in which event Fair Market Value shall be as determined by such investment banking firm.



                                     C-1-9

     "NASDAQ" shall mean the National Market System of the Nasdaq Stock Market.

     "NYSE" shall mean the New York Stock Exchange, Inc.

     "Person" shall mean any individual, firm, corporation, partnership, limited liability company trust, incorporated or unincorporated association, joint venture, joint stock company, government (or an agency or political subdivision thereof) or other entity of any kind, and shall any successor (by merger) of such entity.

     "Pre-Stockholder Approval Number" shall mean as of any date 20% of the number of shares of Common Stock issued and outstanding prior to the Effective Date (subject to adjustment to reflect stock splits, stock dividends, stock combinations, recapitalizations and like occurrences), rounded down to the nearest whole number of shares, minus the sum of (x) the number of shares of Common Stock then issuable upon exercise of all then-outstanding warrants issued pursuant to the Investment Agreement (the "Warrants"), plus (y) the number of shares of Common Stock previously issued upon exercise of the Warrants, if any, plus (z) one in the case of both (x) and (y) rounded down to the nearest whole number.

     "Stockholder Approval" shall mean the vote, by a majority of the votes cast in the Stockholder Vote, in favor of approval of the matter considered in such vote.

     "Stockholder Approval Certification Date" shall mean earlier of (i) the date that the Stockholder Meeting occurred and that Stockholder Approval has been obtained, or (ii) the date of a certificate, delivered by the Corporation to each registered holder of Series G Preferred, signed by the President or a Vice-President and by the Secretary or an Assistant Secretary of the Corporation, stating that the Corporation has determined that the Corporation is not required by any Law or by any NASDAQ Rule to obtain Stockholder Approval, the basis for such determination, and that the Corporation has then confirmed that such determination is acceptable to Persons holding a majority of the then outstanding shares of Series G Preferred.

     "Stockholder Meeting" shall mean a special meeting of the Corporation's stockholders, duly called and convened, at which a quorum is present throughout and at which the Stockholder Vote is conducted.

     "Stockholder Vote" shall mean a vote, by those of the Corporation's stockholders entitled to vote thereon, on the matter of approval of the terms of the Investment Agreement and of the Series G Preferred.

     "Subsidiary" shall mean, with respect to any Person, a corporation or other entity of which 50% or more of the voting power of the voting equity securities or equity interest is owned, directly or indirectly, by such Person.

     "Trading Days" shall mean a day on which the national securities exchanges are open for trading.

Section 11. Modification or Amendment.

     Except as specifically set forth herein, modifications or amendments to this Certificate of Designation may be made by the Corporation with the consent of the holders of at least 50% of the outstanding shares of Series G Preferred.




                                     C-1-10

     IN WITNESS WHEREOF, Z-Tel Technologies, Inc. has caused this Amended Certificate to be duly executed in its corporate name on this day of , 2004.

                              Z-TEL TECHNOLOGIES, INC.


                              By:
                                   ---------------------------------
                                  Name:
                                  Title:







                                     C-1-11

                                                                       Annex C-2


                            CERTIFICATE OF AMENDMENT
                           OF THE AMENDED AND RESTATED
                         CERTIFICATE OF INCORPORATION OF
                            Z-TEL TECHNOLOGIES, INC.

--------------------------------------------------------------------------------

     Pursuant to the Delaware General Corporation Law, Z-Tel Technologies, Inc., a Delaware corporation (the "Corporation"), DOES HEREBY CERTIFY:

     FIRST: That pursuant to the authority conferred upon the Board of Directors of the Corporation by the Certificate of Incorporation of the Corporation (the "Charter"), the Board of Directors of the Corporation on June 29, 2001, duly adopted resolutions creating a series of 12% Junior Redeemable Convertible Preferred Stock, Series G (the "Series G Convertible Preferred Stock"), the terms of which were subsequently amended (as amended, the "Certificate of Designation").

     SECOND: Resolutions, setting forth this proposed Certificate of Amendment (the "Certificate of Amendment"), declaring this Certificate of Amendment to be advisable and directing that this Certificate of Amendment be considered by the stockholders of the Corporation entitled to vote thereon, were duly adopted by the Board of Directors of the Corporation.

     THIRD: Thereafter, this Certificate of Amendment was approved at a special meeting duly called and convened in accordance with Section 222 of the General
Corporation Law of the State of Delaware on           , 2004 by vote in respect
thereof of the requisite percentage of the stockholders of the Corporation entitled to vote thereon.

     FOURTH: This Certificate of Amendment was duly adopted in accordance with
Section 242 of the General Corporation Law of the State of Delaware.

     FIFTH: The Corporation has acquired all of the outstanding shares of the Series G Convertible Preferred Stock through an exchange offer completed on
              , 2004.

     SIXTH: This Certificate of Amendment amends the Amended and Restated Certificate of Incorporation of the Corporation by eliminating the Certificate of Designation in its entirety.

     IN WITNESS WHEREOF, Z Tel Technologies, Inc. has caused this Certificate of Amendment to be duly executed in its corporate name on this day of , 2004.


                              Z-TEL TECHNOLOGIES, INC.


                              By:
                                   ---------------------------------
                                  Name:
                                  Title:



                                     C-2-1

                                                                         Annex D


                         CERTIFICATE OF AMENDMENT OF THE
                       AMENDED AND RESTATED CERTIFICATE OF
                    INCORPORATION OF Z-TEL TECHNOLOGIES, INC.

--------------------------------------------------------------------------------

     Z-TEL TECHNOLOGIES, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "DGCL"), hereby certifies as follows:

     FIRST: The name of the Corporation is Z-TEL TECHNOLOGIES, INC. (the "Corporation").

     SECOND: Article IV of the Corporation's current Restated Certificate of Incorporation, as amended, is hereby amended to include the following text as Subsection C to Article IV:

     "C. Upon this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the corporation becoming effective in accordance with the General Corporation Law of the State of Delaware (the "Effective Time"), each [integral number between and including 3 and 8 to be determined by the Board of Directors] of Common Stock, par value $.01 per share, of the corporation ("Old Common Stock") issued and outstanding immediately prior to the Effective Time shall be automatically reclassified as and converted into one (1) share of Common Stock, par value $.01 per share, of the corporation ("New Common Stock")

     Notwithstanding the immediately preceding sentence, no fractional shares of New Common Stock shall be issued in connection with the foregoing reclassification of shares of Old Common Stock. In lieu thereof, upon surrender after the Effective Time of a certificate formerly representing shares of Old Common Stock, the corporation shall pay to the holder of the certificate an amount in cash at a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the Common Stock, as reported in the Wall Street Journal, on the first trading date after the date on which the Effective Time occurs.

     Each stock certificate that, immediately prior to the Effective Time, represented shares of Old Common Stock shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified (as well as the right to receive cash in lieu of any fractional shares of New Common Stock), provided, however, that each holder of record of a certificate that represented shares of Old Common Stock shall receive, upon surrender of such certificate, a new certificate representing the number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified, as well as any cash in lieu of fractional shares New Common Stock to which such holder may be entitled pursuant to the immediately preceding paragraph."

     THIRD: This Certificate of Amendment of the Corporation's Amended and Restated Certificate of Incorporation has been duly adopted by the Board of Directors and Stockholders of the Corporation in accordance with the provisions of Section 242 of the DGCL.

     IN WITNESS WHEREOF, Z-TEL TECHNOLOGIES, INC., has caused this certificate
to be duly executed in its corporate name on this     day of           , 2004.

                                          Z-TEL TECHNOLOGIES, INC.

                                          By:  _____________________________
                                               Name:
                                               Title:

                                                                         Annex E


                         CERTIFICATE OF AMENDMENT OF THE
                       AMENDED AND RESTATED CERTIFICATE OF
                    INCORPORATION OF Z-TEL TECHNOLOGIES, INC.

--------------------------------------------------------------------------------

     Z-TEL TECHNOLOGIES, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "DGCL"), hereby certifies as follows:

     FIRST: The name of the Corporation is Z-TEL TECHNOLOGIES, INC. (the "Corporation").

     SECOND: Article I of the Corporation's current Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation"), is hereby amended in its entirety so it reads:

                                   "ARTICLE I

                                      Name

     The name of the corporation is Trinsic, Inc."

     THIRD: All other references to "Z-Tel Technologies, Inc." in the Certificate of Incorporation shall be amended to be references to "Trinsic, Inc."

     FOURTH: This Certificate of Amendment of the Corporation's Amended and Restated Certificate of Incorporation has been duly adopted by the Board of Directors and Stockholders of the Corporation in accordance with the provisions of Section 242 of the DGCL.

     IN WITNESS WHEREOF, Z-TEL TECHNOLOGIES, INC., has caused this certificate
to be duly executed in its corporate name on this day of          , 2004.


                                          Z-TEL TECHNOLOGIES, INC.

                                          By:  _____________________________
                                               Name:
                                               Title:

                                                                         Annex F


                    OPINION OF MORGAN KEEGAN & COMPANY, INC.


September 28, 2004

Special Committee of the Independent Directors
(the "Special Committee")
Z-Tel Technologies, Inc.
601 S. Harbour Island Blvd.
Suite 220
Tampa, FL  33602

Members of the Special Committee:

We have been engaged by Z-Tel Technologies, Inc. ("Z-Tel" or the "Company"), pursuant to an engagement letter dated July 6, 2004, to advise and provide to the Special Committee our opinion with respect to the fairness, from a financial point of view, to the holders the Company's common stock ("Common Stockholders") of a proposed offer by the Company to exchange its three outstanding series of convertible preferred stock as follows: for its Series D Convertible Preferred Stock, which as of September 27, 2004 3,976,723 shares with a liquidation preference of $16.55 per share and a conversion price of $8.47 per share were outstanding, to exchange 25.69030 shares of its common stock ("Common Stock"), for each share of its Series D Preferred Stock (representing an exchange price of approximately $0.644 per share); for its 8% Convertible Preferred Stock, Series E, which as of September 27, 2004 4,166,667 shares with a liquidation preference of $16.26 per share and a conversion price of $8.08 per share were outstanding, to exchange 25.24216 shares of Common Stock, for each share of its Series E Preferred Stock (representing an exchange price of approximately $0.644 per share); and for its 12% Junior Redeemable Convertible Preferred Stock, Series G, which as of September 27, 2004 171.214286 shares outstanding with had a liquidation preference of $144,974.90 per share and conversion price of $1.28 per share were outstanding, to exchange 161,469.4 shares of Common Stock, for each share of its Series G Preferred Stock (representing an exchange price of approximately $0.898 per share) (collectively "Exchange Offer").

In arriving at our opinion, we have reviewed the reviewed the proposed terms of the Exchange Offer; reviewed certain publicly available business and financial information relating to Z-Tel; reviewed a series of internal presentations and correspondence prepared by Z-Tel's management regarding Z-Tel's business plan and capital structure among others; reviewed certain other information provided to us by Z-Tel and discussed the business prospects and financial position of Z-Tel with its management and independent auditors; visited Z-Tel's office facilities located in Atmore, Alabama; reviewed audited financial results of Z-Tel for fiscal years ended December 2001 through 2003 as well as for the latest twelve months ended June 30, 2004 and the latest unaudited interim results of Z-Tel; reviewed financial forecasts provided by Z-Tel's management; reviewed the reported historical prices and historical trading activity of the Common Stock; compared and considered the financial performance of Z-Tel with that of certain other publicly traded companies and their securities; performed such other analyses and considered such other factors as Morgan Keegan deemed appropriate.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on such information being complete and accurate in all material respects. We have assumed with respect to financial forecasts provided to Morgan Keegan that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of management as to future financial performance of Z-Tel. We also assumed that there had been no material changes in Z-Tel's assets, financial condition, results of operations, business or prospects since the respective dates of the last financial statements made available to us. We have not been requested to make, and have not made, an independent evaluation or appraisal of the assets of liabilities (contingent or otherwise) of Z-Tel, nor have we been furnished with any such evaluation or appraisal.

Our opinion is necessarily based upon information available to us, and financial, economic, market and other conditions as they exist and can be evaluated, on the date hereof.

We have acted as financial advisor to the Special Committee in connection with the Exchange Offer and will receive a fee upon delivery of this opinion. We have not in the past provided financial and investment banking services to Z-Tel. In the ordinary course of business, we and our affiliates may hold or actively trade the securities of Z-Tel for our own account and for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities.

It is understood that this letter is solely for the information of the Special Committee in connection with its consideration of the Exchange Offer and does not constitute a recommendation to any Common Stockholder as to whether such stockholder should tender shares in connection with the transaction.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Offer is fair, from a financial point of view, to the Common Stockholders of the Company.

                                                     Very truly yours,

                                            /s/ MORGAN KEEGAN & COMPANY, INC.

                                                                         Annex G


                            2004 STOCK INCENTIVE PLAN
                            Z-TEL TECHNOLOGIES, INC.
                            2004 STOCK INCENTIVE PLAN

     1. Purposes.

     The purposes of the 2004 Stock Incentive Plan are to advance the interests of Z-Tel Technologies, Inc. and its shareholders by providing a means to attract, retain, and motivate employees, consultants and directors of the Company, its subsidiaries and affiliates, to provide for competitive compensation opportunities, to encourage long term service, to recognize individual contributions and reward achievement of performance goals, and to promote the creation of long term value for stockholders by aligning the interests of such persons with those of stockholders.

     2. Definitions.

     For purposes of the Plan, the following terms shall be defined as set forth below:

     (a) "Affiliate" means any entity other than the Company and its Subsidiaries that is designated by the Board or the Committee as a participating employer under the Plan; provided, however, that the Company directly or indirectly owns at least 20% of the combined voting power of all classes of stock of such entity or at least 20% of the ownership interests in such entity.

     (b) "Award" means any Option, SAR, Restricted Share, Restricted Share Unit, Performance Share, Performance Unit, Dividend Equivalent, or Other Share-Based Award granted to an Eligible Person under the Plan.

     (c) "Award Agreement" means any written agreement, contract, or other instrument or document evidencing an Award.

     (d) "Beneficiary" means the person, persons, trust or trusts which have been designated by an Eligible Person in his or her most recent written beneficiary designation filed with the Company to receive the benefits specified under this Plan upon the death of the Eligible Person, or, if there is no designated Beneficiary or surviving designated Beneficiary, then the person, persons, trust or trusts entitled by will or the laws of descent and distribution to receive such benefits.

     (e) "Board" means the Board of Directors of the Company.

     (f) "Code" means the Internal Revenue Code of 1986, as amended from time to time. References to any provision of the Code shall be deemed to include successor provisions thereto and regulations thereunder.

     (g) "Committee" means the Compensation Committee of the Board, or such other Board committee (which may include the entire Board) as may be designated by the Board to administer the Plan; provided, however, that, unless otherwise determined by the Board, the Committee shall consist of two or more directors of the Company, each of whom is a "non-employee director" within the meaning of Rule 16b-3 under the Exchange Act, to the extent applicable, and each of whom is an "outside director" within the meaning of Section 162(m) of the Code, to the extent applicable; provided, further, that the mere fact that the Committee shall fail to qualify under either of the foregoing requirements shall not invalidate any Award made by the Committee which Award is otherwise validly made under the Plan.

     (h) "Company" means Z-Tel Technologies, Inc., a corporation organized under the laws of Delaware or any successor corporation.

     (i) "Director" means a member of the Board who is not an employee of the Company, a Subsidiary or an Affiliate.

     (j) "Dividend Equivalent" means a right, granted under Section 5(g), to receive cash, Shares, or other property equal in value to dividends paid with respect to a specified number of Shares. Dividend Equivalents may be awarded on a free-standing basis or in connection with another Award, and may be paid currently or on a deferred basis.

     (k) "Eligible Person" means (i) an employee or consultant of the Company, a Subsidiary or an Affiliate, including any director who is an employee, or (ii) a Director. Notwithstanding any provisions of this Plan to the contrary, an Award may be granted to an employee, consultant or Director, in connection with his or her hiring or retention prior to the date the employee, consultant or Director first performs services for the Company, a Subsidiary or an Affiliate; provided, however, that any such Award shall not become vested or exercisable prior to the date the employee, consultant or Director first performs such services.

     (l) "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time. References to any provision of the Exchange Act shall be deemed to include successor provisions thereto and regulations thereunder.

     (m) "Fair Market Value" means, with respect to Shares or other property, the fair market value of such Shares or other property determined by such methods or procedures as shall be established from time to time by the Committee. If the Shares are listed on any established stock exchange or a national market system, unless otherwise determined by the Committee in good faith, the Fair Market Value of Shares shall mean the mean between the high and low selling prices per Share on the date (or, if the Shares were not traded on that day, the next preceding day that the Shares were traded) on the principal exchange or market system on which the Shares are traded, as such prices are officially quoted on such exchange.

     (n) "ISO" means any Option intended to be and designated as an incentive stock option within the meaning of Section 422 of the Code.

     (o) "NQSO" means any Option that is not an ISO.

     (p) "Option" means a right, granted under Section 5(b), to purchase Shares.

     (q) "Other Share-Based Award" means a right, granted under Section 5(h), that relates to or is valued by reference to Shares.

     (r) "Participant" means an Eligible Person who has been granted an Award under the Plan.

     (s) "Performance Share" means a performance share granted under Section
5(f).

     (t) "Performance Unit" means a performance unit granted under Section 5(f).

     (u) "Plan" means this 2004 Stock Incentive Plan.

     (v) "Restricted Shares" means an Award of Shares under Section 5(d) that may be subject to certain restrictions and to a risk of forfeiture.

     (w) "Restricted Share Unit" means a right, granted under Section 5(e), to receive Shares or cash at the end of a specified deferral period.

     (x) "Rule 16b-3" means Rule 16b-3, as from time to time in effect and applicable to the Plan and Participants, promulgated by the Securities and Exchange Commission under Section 16 of the Exchange Act.

     (y) "SAR" or "Share Appreciation Right" means the right, granted under
Section 5(c), to be paid an amount measured by the difference between the exercise price of the right and the Fair Market Value of Shares on the date of exercise of the right, with payment to be made in cash, Shares, or property as specified in the Award or determined by the Committee.

     (z) "Shares" means common stock, $.01 par value per share, of the Company, and such other securities as may be substituted for Shares pursuant to Section 4 hereof.

     (aa) "Subsidiary" means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if each of the corporations (other than the last corporation in the unbroken chain) owns shares possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in the chain.

     (bb) "Termination of Service" means the termination of the Participant's employment, consulting services or directorship with the Company, its Subsidiaries and its Affiliates, as the case may be. A Participant employed by a Subsidiary of the Company or one of its Affiliates shall also be deemed to incur a Termination of Service if the Subsidiary of the Company or Affiliate ceases to be such a Subsidiary or an Affiliate, as the case may be, and the Participant does not immediately thereafter become an employee or director of, or a consultant to, the Company, another Subsidiary of the Company or an Affiliate. Temporary absences from employment because of illness, vacation or leave of absence and transfers among the Company and its Subsidiaries and Affiliates shall not be considered a Termination of Service.

     3. Administration.

     (a) Authority of the Committee. The Plan shall be administered by the Committee, and the Committee shall have full and final authority to take the following actions, in each case subject to and consistent with the provisions of the Plan:

          (i) to select Eligible Persons to whom Awards may be granted;

          (ii) to designate Affiliates;

          (iii) to determine the type or types of Awards to be granted to each Eligible Person;

          (iv) to determine the type and number of Awards to be granted, the number of Shares to which an Award may relate, the terms and conditions of any Award granted under the Plan (including, but not limited to, any exercise price, grant price, or purchase price, any restriction or condition, any schedule for lapse of restrictions or conditions relating to transferability or forfeiture, exercisability, or settlement of an Award, and waiver or accelerations thereof, and waivers of performance conditions relating to an Award, based in each case on such considerations as the Committee shall determine), and all other matters to be determined in connection with an Award;

          (v) to determine whether, to what extent, and under what circumstances an Award may be settled, or the exercise price of an Award may be paid, in cash, Shares, other Awards, or other property, or an Award may be canceled, forfeited, exchanged, or surrendered;

          (vi) to determine whether, to what extent, and under what circumstances cash, Shares, other Awards, or other property payable with respect to an Award will be deferred either automatically, at the election of the Committee, or at the election of the Eligible Person;

          (vii) to prescribe the form of each Award Agreement, which need not be identical for each Eligible Person;

          (viii) to adopt, amend, suspend, waive, and rescind such rules and regulations and appoint such agents as the Committee may deem necessary or advisable to administer the Plan;

          (ix) to correct any defect or supply any omission or reconcile any inconsistency in the Plan and to construe and interpret the Plan and any Award, rules and regulations, Award Agreement, or other instrument hereunder;

          (x) to accelerate the exercisability or vesting of all or any portion of any Award or to extend the period during which an Award is exercisable;

          (xi) to determine whether uncertificated Shares may be used in satisfying Awards and otherwise in connection with the Plan; and

          (xii) to make all other decisions and determinations as may be required under the terms of the Plan or as the Committee may deem necessary or advisable for the administration of the Plan.

     (b) Manner of Exercise of Committee Authority. The Committee shall have sole discretion in exercising its authority under the Plan. Any action of the Committee with respect to the Plan shall be final, conclusive, and binding on all persons, including the Company, Subsidiaries, Affiliates, Eligible Persons, any person claiming any rights under the Plan from or through any Eligible Person, and shareholders. The express grant of any specific power to the Committee, and the taking of any action by the Committee, shall not be construed as limiting any power or authority of the Committee. The Committee may delegate to other members of the Board or officers or managers of the Company or any Subsidiary or Affiliate the authority, subject to such terms as the Committee shall determine, to perform administrative functions and, with respect to Awards granted to persons not subject to Section 16 of the Exchange Act, to perform such other functions as the Committee may determine, to the extent permitted under Rule 16b-3 (if applicable) and applicable law.

     (c) Limitation of Liability. Each member of the Committee shall be entitled to, in good faith, rely or act upon any report or other information furnished to him or her by any officer or other employee of the Company or any Subsidiary or Affiliate, the Company's independent certified public accountants, or other professional retained by the Company to assist in the administration of the Plan. No member of the Committee, and no officer or employee of the Company acting on behalf of the Committee, shall be personally liable for any action, determination, or interpretation taken or made in good faith with respect to the Plan, and all members of the Committee and any officer or employee of the Company acting on their behalf shall, to the extent permitted by law, be fully indemnified and protected by the Company with respect to any such action, determination, or interpretation.

     (d) Limitation on Committee's Discretion. Anything in this Plan to the contrary notwithstanding, in the case of any Award which is intended to qualify as "performance-based compensation" within the meaning of Section 162(m)(4)(C) of the Code, if the Award Agreement so provides, the Committee shall have no discretion to increase the amount of compensation payable under the Award to the extent such an increase would cause the Award to lose its qualification as such performance-based compensation.

     4. Shares Subject to the Plan.

     (a) Subject to adjustment as provided in Section 4(c) hereof, the total number of Shares reserved for issuance in connection with Awards under the Plan shall be __________ (the "Initial Shares"(1)). No Award may be granted if the number of Shares to which such Award relates, when added to the number of Shares previously issued under the Plan, exceeds the number of Shares reserved under the preceding sentence. If any Awards are forfeited, canceled, terminated, exchanged or surrendered or such Award is settled in cash or otherwise terminates without a distribution of Shares to the Participant, any Shares counted against the number of Shares reserved and available under the Plan with respect to such Award shall, to the extent of any such forfeiture, settlement, termination, cancellation, exchange or surrender, again be available for Awards under the Plan. Upon the exercise of any Award granted in tandem with any other Awards, such related Awards shall be canceled to the extent of the number of Shares as to which the Award is exercised.

     (b) Subject to adjustment as provided in Section 4(c) hereof, the maximum number of Shares (i) with respect to which Options or SARs may be granted during a calendar year to any Eligible Person under this Plan shall be 15% of the Initial Shares, and (ii) with respect to Performance Shares, Performance Units, Restricted Shares or Restricted Share Units intended to qualify as performance-based compensation within the meaning of Section 162(m)(4)(C) of the Code shall be 15% of the Initial Shares during a calendar year to any Eligible Person under this Plan.



----------

1 This number shall be equal to 8% of the common stock of Z-tel on a fully diluted basis (excluding out of the money options and warrants to acquire common stock, but including shares reserved for issuance under the plan), after giving effect to any reverse stock split.

     (c) In the event that the Committee shall determine that any dividend in Shares, recapitalization, Share split, reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, or share exchange, or other similar corporate transaction or event, affects the Shares such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of Eligible Persons under the Plan, then the Committee shall make such equitable changes or adjustments as it deems appropriate and, in such manner as it may deem equitable, adjust any or all of (i) the number and kind of shares which may thereafter be issued under the Plan, (ii) the number and kind of shares, other securities or other consideration issued or issuable in respect of outstanding Awards, and (iii) the exercise price, grant price, or purchase price relating to any Award; provided, however, in each case that, with respect to ISOs, such adjustment shall be made in accordance with Section 424(a) of the Code, unless the Committee determines otherwise. In addition, the Committee is authorized to make adjustments in the terms and conditions of, and the criteria and performance objectives, if any, included in, Awards in recognition of unusual or non-recurring events (including, without limitation, events described in the preceding sentence) affecting the Company or any Subsidiary or Affiliate or the financial statements of the Company or any Subsidiary or Affiliate, or in response to changes in applicable laws, regulations, or accounting principles; provided, however, that, if an Award Agreement specifically so provides, the Committee shall not have discretion to increase the amount of compensation payable under the Award to the extent such an increase would cause the Award to lose its qualification as performance-based compensation for purposes of Section 162(m)(4)(C) of the Code and the regulations thereunder.

     (d) In the event that the Company is a party to a merger or consolidation or a Change of Control shall occur, outstanding Options shall be subject to the agreement of merger or consolidation or other applicable transaction agreement. Such agreement, without the Participants' consent, may provide for: (i) continuation or assumption of such outstanding Option under the Plan by the Company (if it is the surviving corporation) or by the surviving corporation or its parent; (ii) substitution by the surviving corporation or its parent of stock options with substantially the same terms for such outstanding Options (and, if the Company is not a publicly traded entity, substitution of option shares with equity of the surviving corporation or its parent with substantially the same terms as the outstanding option shares); (iii) acceleration of the vesting of or right to exercise such outstanding Options immediately prior to or as of the date of the merger or consolidation or Change of Control, and the expiration of such outstanding Options to the extent not timely exercised by the date of the merger, consolidation, Change of Control or other date thereafter designated by the Board; or (iv) cancellation of all or any portion of such outstanding Options by a cash payment of the excess, if any, of the Fair Market Value of the shares subject to such outstanding Options or portion thereof being canceled over the aggregate purchase price with respect to such Options or portion thereof being canceled.

     (e) Any Shares distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Shares or treasury Shares including Shares acquired by purchase in the open market or in private transactions.

     5. Specific Terms of Awards.

     (a) General. Awards may be granted on the terms and conditions set forth in this Section 5. In addition, the Committee may impose on any Award or the exercise thereof, at the date of grant or thereafter (subject to Section 9(d)), such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall determine, including terms regarding forfeiture of Awards or continued exercisability of Awards in the event of Termination of Service by the Eligible Person.

     (b) Options. The Committee is authorized to grant Options, which may be NQSOs or ISOs, to Eligible Persons on the following terms and conditions:

          (i) Exercise Price. The exercise price per Share purchasable under an Option shall be determined by the Committee. The Committee may, without limitation, set an exercise price that is based upon achievement of performance criteria if deemed appropriate by the Committee.

          (ii) Option Term. The term of each Option shall be determined by the Committee.

          (iii) Time and Method of Exercise. The Committee shall determine at the date of grant or thereafter the time or times at which an Option may be exercised in whole or in part (including, without limitation, upon achievement of performance criteria if deemed appropriate by the Committee), the methods by which such exercise price may be paid or deemed to be paid (including, without limitation, broker-assisted exercise arrangements), the form of such payment (including, without limitation, cash, Shares, notes or other property), and the methods by which Shares will be delivered or deemed to be delivered to Eligible Persons; provided, however, that, unless otherwise determined by the Committee, in no event may any portion of the exercise price be paid with Shares acquired either under an Award granted pursuant to this Plan, upon exercise of a stock option granted under another Company plan or as a stock bonus or other stock award granted under another Company plan unless, in any such case, the Shares were acquired and vested more than six months in advance of the date of exercise.

          (iv) ISOs. The terms of any ISO granted under the Plan shall comply in all respects with the provisions of Section 422 of the Code, including but not limited to the requirement that the ISO shall be granted within ten years from the earlier of the date of adoption or shareholder approval of the Plan. ISOs may only be granted to employees of the Company or a Subsidiary.

     (c) SARs. The Committee is authorized to grant SARs (Share Appreciation Rights) to Eligible Persons on the following terms and conditions:

          (i) Right to Payment. A SAR shall confer on the Eligible Person to whom it is granted a right to receive with respect to each Share subject thereto, upon exercise thereof, the excess of (1) the Fair Market Value of one Share on the date of exercise (or, if the Committee shall so determine in the case of any such right, the Fair Market Value of one Share at any time during a specified period before or after the date of exercise) over
     (2) the exercise price per Share of the SAR as determined by the Committee as of the date of grant of the SAR (which, in the case of a SAR granted in tandem with an Option, shall be equal to the exercise price of the underlying Option).

          (ii) Other Terms. The Committee shall determine, at the time of grant or thereafter, the time or times at which a SAR may be exercised in whole or in part, the method of exercise, method of settlement, form of consideration payable in settlement, method by which Shares will be delivered or deemed to be delivered to Eligible Persons, whether or not a SAR shall be in tandem with any other Award, and any other terms and conditions of any SAR. Unless the Committee determines otherwise, a SAR (1) granted in tandem with an NQSO may be granted at the time of grant of the related NQSO or at any time thereafter and (2) granted in tandem with an ISO may only be granted at the time of grant of the related ISO.

     (d) Restricted Shares. The Committee is authorized to grant Restricted Shares to Eligible Persons on the following terms and conditions:

          (i) Issuance and Restrictions. Restricted Shares shall be subject to such restrictions on transferability and other restrictions, if any, as the Committee may impose at the date of grant or thereafter, which restrictions may lapse separately or in combination at such times, under such circumstances (including, without limitation, upon achievement of performance criteria if deemed appropriate by the Committee), in such installments, or otherwise, as the Committee may determine. Except to the extent restricted under the Award Agreement relating to the Restricted Shares, an Eligible Person granted Restricted Shares shall have all of the rights of a shareholder including, without limitation, the right to vote Restricted Shares and the right to receive dividends thereon.

          (ii) Forfeiture. Except as otherwise determined by the Committee, at the date of grant or thereafter, upon Termination of Service during the applicable restriction period, Restricted Shares and any accrued but unpaid dividends or Dividend Equivalents that are at that time subject to restrictions shall be forfeited; provided, however, that the Committee may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Restricted Shares will be waived in whole or in part in the event of Termination of Service resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of Restricted Shares.

          (iii) Certificates for Shares. Restricted Shares granted under the Plan may be evidenced in such manner as the Committee shall determine. If certificates representing Restricted Shares are registered in the name of the Eligible Person, such certificates shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Shares, the Company shall retain physical possession of the certificate and the Participant shall deliver a stock power to the Company, endorsed in blank, relating to the Restricted Shares.

          (iv) Dividends. Dividends paid on Restricted Shares shall be either paid at the dividend payment date, or deferred for payment to such date as determined by the Committee, in cash or in unrestricted Shares having a Fair Market Value equal to the amount of such dividends. Shares distributed in connection with a Share split or dividend in Shares, and other property distributed as a dividend, shall be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Shares with respect to which such Shares or other property has been distributed.

     (e) Restricted Share Units. The Committee is authorized to grant Restricted Share Units to Eligible Persons, subject to the following terms and conditions:

          (i) Award and Restrictions. Delivery of Shares or cash, as the case may be, will occur upon expiration of the deferral period specified for Restricted Share Units by the Committee (or, if permitted by the Committee, as elected by the Eligible Person). In addition, Restricted Share Units shall be subject to such restrictions as the Committee may impose, if any (including, without limitation, the achievement of performance criteria if deemed appropriate by the Committee), at the date of grant or thereafter, which restrictions may lapse at the expiration of the deferral period or at earlier or later specified times, separately or in combination, in installments or otherwise, as the Committee may determine.

          (ii) Forfeiture. Except as otherwise determined by the Committee at date of grant or thereafter, upon Termination of Service during the applicable deferral period or portion thereof to which forfeiture conditions apply (as provided in the Award Agreement evidencing the Restricted Share Units), or upon failure to satisfy any other conditions precedent to the delivery of Shares or cash to which such Restricted Share Units relate, all Restricted Share Units that are at that time subject to deferral or restriction shall be forfeited; provided, however, that the Committee may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Restricted Share Units will be waived in whole or in part in the event of Termination of Service resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of Restricted Share Units.

          (iii) Dividend Equivalents. Unless otherwise determined by the Committee at date of grant, Dividend Equivalents on the specified number of Shares covered by a Restricted Share Unit shall be either (A) paid with respect to such Restricted Share Unit at the dividend payment date in cash or in unrestricted Shares having a Fair Market Value equal to the amount of such dividends, or (B) deferred with respect to such Restricted Share Unit and the amount or value thereof automatically deemed reinvested in additional Restricted Share Units or other Awards, as the Committee shall determine or permit the Participant to elect.

     (f) Performance Shares and Performance Units. The Committee is authorized to grant Performance Shares or Performance Units or both to Eligible Persons on the following terms and conditions:

          (i) Performance Period. The Committee shall determine a performance period (the "Performance Period") of one or more years and shall determine the performance objectives for grants of Performance Shares and Performance Units. Performance objectives may vary from Eligible Person to Eligible Person and shall be based upon the performance criteria as the Committee may deem appropriate. The performance objectives may be determined by reference to the performance of the Company, or of a Subsidiary or Affiliate, or of a division or unit of any of the foregoing. Performance Periods may overlap and

     Eligible Persons may participate simultaneously with respect to Performance Shares and Performance Units for which different Performance Periods are prescribed.

          (ii) Award Value. At the beginning of a Performance Period, the Committee shall determine for each Eligible Person or group of Eligible Persons with respect to that Performance Period the range of number of Shares, if any, in the case of Performance Shares, and the range of dollar values, if any, in the case of Performance Units, which may be fixed or may vary in accordance with such performance or other criteria specified by the Committee, which shall be paid to an Eligible Person as an Award if the relevant measure of Company performance for the Performance Period is met.

          (iii) Significant Events. If during the course of a Performance Period there shall occur significant events as determined by the Committee which the Committee expects to have a substantial effect on a performance objective during such period, the Committee may revise such objective; provided, however, that, if an Award Agreement so provides, the Committee shall not have any discretion to increase the amount of compensation payable under the Award to the extent such an increase would cause the Award to lose its qualification as performance-based compensation for purposes of Section 162(m)(4)(C) of the Code and the regulations thereunder.

          (iv) Forfeiture. Except as otherwise determined by the Committee, at the date of grant or thereafter, upon Termination Service during the applicable Performance Period, Performance Shares and Performance Units for which the Performance Period was prescribed shall be forfeited; provided, however, that the Committee may provide, by rule or regulation or in any Award Agreement, or may determine in an individual case, that restrictions or forfeiture conditions relating to Performance Shares and Performance Units will be waived in whole or in part in the event of Terminations of Service resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of Performance Shares and Performance Units.

          (v) Payment. Each Performance Share or Performance Unit may be paid in whole Shares, or cash, or a combination of Shares and cash either as a lump sum payment or in installments, all as the Committee shall determine, at the time of grant of the Performance Share or Performance Unit or otherwise, commencing as soon as practicable after the end of the relevant Performance Period.

     (g) Dividend Equivalents. The Committee is authorized to grant Dividend Equivalents to Eligible Persons. The Committee may provide, at the date of grant or thereafter, that Dividend Equivalents shall be paid or distributed when accrued or shall be deemed to have been reinvested in additional Shares, or other investment vehicles as the Committee may specify; provided, however, that Dividend Equivalents (other than freestanding Dividend Equivalents) shall be subject to all conditions and restrictions of the underlying Awards to which they relate.

     (h) Other Share-Based Awards. The Committee is authorized, subject to limitations under applicable law, to grant to Eligible Persons such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Shares, as deemed by the Committee to be consistent with the purposes of the Plan, including, without limitation, unrestricted shares awarded purely as a "bonus" and not subject to any restrictions or conditions, other rights convertible or exchangeable into Shares, purchase rights for Shares, Awards with value and payment contingent upon performance of the Company or any other factors designated by the Committee, and Awards valued by reference to the performance of specified Subsidiaries or Affiliates. The Committee shall determine the terms and conditions of such Awards at date of grant or thereafter. Shares delivered pursuant to an Award in the nature of a purchase right granted under this
Section 5(h) shall be purchased for such consideration, paid for at such times, by such methods, and in such forms, including, without limitation, cash, Shares, notes or other property, as the Committee shall determine. Cash awards, as an element of or supplement to any other Award under the Plan, shall also be authorized pursuant to this Section 5(h).

     6. Certain Provisions Applicable to Awards.

     (a) Stand-Alone, Additional, Tandem and Substitute Awards. Awards granted under the Plan may, in the discretion of the Committee, be granted to Eligible Persons either alone or in addition to, in tandem with, or in exchange or substitution for, any other Award granted under the Plan or any award granted under any other plan or agreement of the Company, any Subsidiary or Affiliate, or any business entity to be acquired by the Company or a Subsidiary or Affiliate, or any other right of an Eligible Person to receive payment from the Company or any Subsidiary or Affiliate. Awards may be granted in addition to or in tandem with such other Awards or awards, and may be granted either as of the same time as or a different time from the grant of such other Awards or awards. The per Share exercise price of any Option or grant price of any SAR which, in either case, is granted in connection with the substitution of awards granted under any other plan or agreement of the Company or any Subsidiary or Affiliate or any business entity to be acquired by the Company or any Subsidiary or Affiliate shall be determined by the Committee, in its discretion.

     (b) Term of Awards. The term of each Award granted to an Eligible Person shall be for such period as may be determined by the Committee; provided, however, that in no event shall the term of any ISO or a SAR granted in tandem therewith exceed a period of ten years from the date of its grant (or such shorter period as may be applicable under Section 422 of the Code).

     (c) Form of Payment Under Awards. Subject to the terms of the Plan and any applicable Award Agreement, payments to be made by the Company or a Subsidiary or Affiliate upon the grant, maturation, or exercise of an Award may be made in such forms as the Committee shall determine at the date of grant or thereafter, including, without limitation, cash, Shares, notes or other property, and may be made in a single payment or transfer, in installments, or on a deferred basis. The Committee may make rules relating to installment or deferred payments with respect to Awards, including the rate of interest to be credited with respect to such payments, and the Committee may require deferral of payment under an Award if, in the sole judgment of the Committee, it may be necessary in order to avoid nondeductibility of the payment under Section 162(m) of the Code.

     (d) Nontransferability. Unless otherwise set forth by the Committee in an Award Agreement, Awards shall not be transferable by an Eligible Person except by will or the laws of descent and distribution (except pursuant to a Beneficiary designation) and shall be exercisable during the lifetime of an Eligible Person only by such Eligible Person or his guardian or legal representative. An Eligible Person's rights under the Plan may not be pledged, mortgaged, hypothecated, or otherwise encumbered, and shall not be subject to claims of the Eligible Person's creditors.

     (e) Noncompetition. The Committee may, by way of the Award Agreements or otherwise, establish such other terms, conditions, restrictions and/or limitations, if any, of any Award, provided they are not inconsistent with the Plan, including, without limitation, the requirement that the Participant not engage in competition with the Company.

     7. Performance Awards.

     (a) Performance Awards Granted to Covered Employees. If the Committee determines that an Award (other than an Option or SAR) to be granted to an Eligible Person should qualify as "performance based compensation" for purposes of Section 162(m) of the Code, the grant, vesting, exercise and/or settlement of such Award (each, a "Performance Award") shall be contingent upon achievement of preestablished performance goals and other terms set forth in this Section 7(a).

          (i) Performance Goals Generally. The performance goals for such Performance Awards shall consist of one or more business criteria and a targeted level or levels of performance with respect to each of such criteria, as specified by the Committee consistent with this Section 7(a). The performance goals shall be objective and shall otherwise meet the requirements of Section 162(m) of the Code and regulations thereunder (including Treasury Regulation 1.162 27 and successor regulations thereto), including the requirement that the level or levels of performance targeted by the Committee result in the achievement of performance goals being "substantially uncertain." The Committee may determine that such Performance Awards shall be granted, vested, exercised and/or settled upon achievement of any one performance goal or that two or more of the performance goals must be achieved as a condition to grant, vesting, exercise and/or settlement of such Performance Awards. Performance goals may differ for Performance Awards granted to any one Participant or to different Participants.

          (ii) Business Criteria. One or more of the following business criteria for the Company, on a consolidated basis, and/or for specified Subsidiaries or Affiliates or other business units or lines of business of the Company shall be used by the Committee in establishing performance goals for such Performance Awards: (1) earnings per share (basic or fully diluted); (2) revenues; (3) earnings, before or after taxes, from operations (generally or specified operations), or before or after interest expense, depreciation, amortization, incentives, or extraordinary or special items;
     (4) cash flow, free cash flow, cash flow return on investment (discounted or otherwise), net cash provided by operations, or cash flow in excess of cost of capital; (5) return on net assets, return on assets, return on investment, return on capital, return on equity; (6) economic value added;
     (7) operating margin or operating expense; (8) net income; (9) Share price or total stockholder return; and (10) strategic business criteria, consisting of one or more objectives based on meeting specified market penetration, geographic business expansion goals, cost targets, customer satisfaction, supervision of litigation and information technology, and goals relating to acquisitions or divestitures of Subsidiaries, Affiliates or joint ventures. The targeted level or levels of performance with respect to such business criteria may be established at such levels and in such terms as the Committee may determine, in its discretion, including in absolute terms, as a goal relative to performance in prior periods, or as a goal compared to the performance of one or more comparable companies or an index covering multiple companies.

          (iii) Performance Period; Timing for Establishing Performance Goals; Per-Person Limit. Achievement of performance goals in respect of such Performance Awards shall be measured over a performance period, as specified by the Committee. A performance goal shall be established not later than the earlier of (A) 90 days after the beginning of any performance period applicable to such Performance Award or (B) the time 25% of such performance period has elapsed. In all cases, the maximum Performance Award of any Participant shall be subject to the limitation set forth in Section 4(b).

          (iv) Settlement of Performance Awards; Other Terms. Settlement of such Performance Awards shall be in cash, Shares, other Awards or other property, in the discretion of the Committee. The Committee may, in its discretion, reduce the amount of a settlement otherwise to be made in connection with such Performance Awards, but may not exercise discretion to increase any such amount payable to the Participant in respect of a Performance Award subject to this Section 7(a). Any settlement which changes the form of payment from that originally specified shall be implemented in a manner such that the Performance Award and other related Awards do not, solely for that reason, fail to qualify as "performance-based compensation" for purposes of Section 162(m) of the Code. The Committee shall specify the circumstances in which such Performance Awards shall be paid or forfeited in the event of Termination of Service of the Participant or other event (including a Change of Control) prior to the end of a performance period or settlement of such Performance Awards.

          (v) Maximum Annual Cash Award. The maximum amount payable upon settlement of a cash-settled Performance Unit (or other cash-settled Award) granted under this Plan for any calendar year to any Eligible Person that is intended to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code shall not exceed $1,000,000.

     (b) Written Determinations. Determinations by the Committee as to the establishment of performance goals, the amount potentially payable in respect of Performance Awards, the level of actual achievement of the specified performance goals relating to Performance Awards and the amount of any final Performance Award shall be recorded in writing in the case of Performance Awards intended to qualify under Section 162(m) of the Code. Specifically, the Committee shall certify in writing, in a manner conforming to applicable regulations under
Section 162(m), prior to settlement of each such Award, that the performance objective relating to the Performance Award and other material terms of the Award upon which settlement of the Award was conditioned have been satisfied.

     8. Change of Control Provisions.

     (a) Acceleration of Exercisability and Lapse of Restrictions. Unless otherwise provided by the Committee at the time of the Award grant, in the event of a Change of Control, (i) all outstanding Awards pursuant to which the Participant may have rights the exercise of which is restricted or limited, shall become fully exercisable at the time of the Change of Control, and (ii) unless the right to lapse of restrictions or limitations is waived or deferred by a Participant prior to such lapse, all restrictions or limitations (including risks of forfeiture and deferrals) on outstanding Awards subject to restrictions or limitations under the Plan shall lapse, and all performance criteria and other conditions to payment of Awards under which payments of cash, Shares or other property are subject to conditions shall be deemed to be achieved or fulfilled and shall be waived by the Company at the time of the Change of Control.

     (b) Definition of Change of Control. For purposes of this Plan, "Change of Control" shall mean:

          (i) the acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act (a "Person"), of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than 50% of either (1) the then outstanding shares of common stock of the Company (the "Outstanding Company Common Stock") or (2) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); provided, however, that the following acquisitions shall not constitute a Change of Control:
     (i) any acquisition directly from the Company (other than by exercise of a conversion privilege); (ii) any acquisition by the Company or any of its Subsidiaries; (iii) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any of its Subsidiaries; or (iv) any acquisition by any corporation with respect to which, following such acquisition, more than 50% of, respectively, the then outstanding shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such acquisition in substantially the same proportions as their ownership, immediately prior to such acquisition, of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be;

          (ii) during any period of two consecutive years, individuals who, as of the beginning of such period, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the beginning of such period whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act);

          (iii) consummation of a reorganization, merger or consolidation, in each case, with respect to which all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Common Stock and outstanding Company Voting Securities immediately prior to such reorganization, merger or consolidation, do not, following such reorganization, merger or consolidation, beneficially own, directly or indirectly, more than 50% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such reorganization, merger or consolidation in substantially the same proportions as their ownership, immediately prior to such reorganization, merger or consolidation, of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be;

          (iv) consummation of a sale or other disposition of all or substantially all of the assets of the Company, other than to a corporation with respect to which following such sale or other disposition, more than 50% of, respectively, the then outstanding shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such sale or other disposition in substantially the same proportions as their ownership, immediately prior to such sale or other disposition, of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be; or

          (v) approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

     9. General Provisions.

     (a) Compliance with Legal and Trading Requirements. The Plan, the granting and exercising of Awards thereunder, and the other obligations of the Company under the Plan and any Award Agreement, shall be subject to all applicable federal, state and foreign laws, rules and regulations, and to such approvals by any stock exchange, regulatory or governmental agency as may be required. The Company, in its discretion, may postpone the issuance or delivery of Shares under any Award until completion of such stock exchange or market system listing or registration or qualification of such Shares or other required action under any state, federal or foreign law, rule or regulation as the Company may consider appropriate, and may require any Participant to make such representations and furnish such information as it may consider appropriate in connection with the issuance or delivery of Shares in compliance with applicable laws, rules and regulations. No provisions of the Plan shall be interpreted or construed to obligate the Company to register any Shares under federal, state or foreign law. The Shares issued under the Plan may be subject to such other restrictions on transfer as determined by the Committee.

     (b) No Right to Continued Employment or Service. Neither the Plan nor any action taken thereunder shall be construed as giving any employee, consultant or director the right to be retained in the employ or service of the Company or any of its Subsidiaries or Affiliates, nor shall it interfere in any way with the right of the Company or any of its Subsidiaries or Affiliates to terminate any employee's, consultant's or director's employment or service at any time.

     (c) Taxes. The Company or any Subsidiary or Affiliate is authorized to withhold from any Award granted, any payment relating to an Award under the Plan, including from a distribution of Shares, or any payroll or other payment to an Eligible Person, amounts of withholding and other taxes due in connection with any transaction involving an Award, and to take such other action as the Committee may deem advisable to enable the Company and Eligible Persons to satisfy obligations for the payment of withholding taxes and other tax obligations relating to any Award. This authority shall include authority to withhold or receive Shares or other property and to make cash payments in respect thereof in satisfaction of an Eligible Person's tax obligations; provided, however, that the amount of tax withholding to be satisfied by withholding Shares shall be limited to the minimum amount of taxes, including employment taxes, required to be withheld under applicable Federal, state and local law.

     (d) Changes to the Plan and Awards. The Board may amend, alter, suspend, discontinue, or terminate the Plan or the Committee's authority to grant Awards under the Plan without the consent of shareholders of the Company or Participants, except that any such amendment or alteration shall be subject to the approval of the Company's shareholders (i) to the extent such shareholder approval is required under the rules of any stock exchange or automated quotation system on which the Shares may then be listed or quoted or (ii) as it applies to ISOs, to the extent such shareholder approval is required under
Section 422 of the Code; provided, however, that, without the consent of an affected Participant, no amendment, alteration, suspension, discontinuation, or termination of the Plan may materially and adversely affect the rights of such Participant under any Award theretofore granted to him or her. The Committee may waive any conditions or rights under, amend any terms of, or amend, alter, suspend, discontinue or terminate, any Award theretofore granted, prospectively or retrospectively; provided, however, that, without the consent of a Participant, no amendment, alteration, suspension, discontinuation or termination of any Award may materially and adversely affect the rights of such Participant under any Award theretofore granted to him or her.

     (e) No Rights to Awards; No Shareholder Rights. No Eligible Person or employee shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Eligible Persons and employees. No Award shall confer on any Eligible Person any of the rights of a shareholder of the Company unless and until Shares are duly issued or transferred to the Eligible Person in accordance with the terms of the Award.

     (f) Unfunded Status of Awards. The Plan is intended to constitute an "unfunded" plan for incentive compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award shall give any such Participant any rights that are greater than those of a general creditor of the Company; provided, however, that the Committee may authorize the creation of trusts or make other arrangements to meet the Company's obligations under the Plan to deliver cash, Shares, other Awards, or other property pursuant to any Award, which trusts or other arrangements shall be consistent with the "unfunded" status of the Plan unless the Committee otherwise determines with the consent of each affected Participant.

     (g) Nonexclusivity of the Plan. Neither the adoption of the Plan by the Board nor its submission to the shareholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of options and other awards otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

     (h) Not Compensation for Benefit Plans. No Award payable under this Plan shall be deemed salary or compensation for the purpose of computing benefits under any benefit plan or other arrangement of the Company for the benefit of its employees, consultants or directors unless the Company shall determine otherwise.

     (i) No Fractional Shares. No fractional Shares shall be issued or delivered pursuant to the Plan or any Award. The Committee shall determine whether cash, other Awards, or other property shall be issued or paid in lieu of such fractional Shares or whether such fractional Shares or any rights thereto shall be forfeited or otherwise eliminated.

     (j) Governing Law. The validity, construction, and effect of the Plan, any rules and regulations relating to the Plan, and any Award Agreement shall be determined in accordance with the laws of New York, without giving effect to principles of conflict of laws thereof.

     (k) Effective Date; Plan Termination. The Plan shall become effective as of _________________________ (the "Effective Date"(2)), subject to approval by the shareholders of the Companys. The Plan shall terminate as to future awards on the date which is ten (10) years after the Effective Date.

     (l) Titles and Headings. The titles and headings of the sections in the Plan are for convenience of reference only. In the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

----------

2    The effective date shall be the date of consummation of the exchange offer.

                                                                       Annex H-1


                               RECENT DEVELOPMENTS



Management Changes

On August 25, 2004, chairman, president and chief executive officer D. Gregory Smith and director and chief technology officer Charles W. McDonough resigned from their positions to found a new company. Chief financial officer Trey Davis has been appointed by Z-Tel's board as acting chief executive officer, and Frank Grillo was named acting chief operating officer. Effective June 28, 2004, Jeffrey A. Bowden, one of our founders, resigned from our Board of Directors.

Loan Agreements

At June 30, 2004, we did not meet the fixed charge coverage ratio on our asset based loan agreement with Textron Financial Corporation. We have not yet reached an agreement with Textron on a waiver or amendment to the original covenant requirements for the fixed charge coverage ratio. On October 1, 2004, we received a letter from Textron indicating that additional interest would be charged on the outstanding revolving balance (charged monthly) since the violation of the covenant had not been resolved within the 20 day term defined per the contract. The interest will begin accruing on October 4, 2004. We continue to believe that Textron will not terminate this agreement as we believe they are adequately secured under this facility. At current collection rates, we will collect the total amount outstanding under this facility in less than a month.

On August 24, 2004, we entered into a $15 million Standby Credit Facility Agreement with The 1818 Fund. On August 25, 2004, we were advanced $5 million pursuant to the credit facility. Loans under the credit facility are represented by a senior unsecured promissory note bearing interest at 9.95% annually. The note matures March 31, 2006, but under certain circumstances may be extended by the company until August, 2006.

Commitments and Contingencies

On October 1, 2004 we signed an agreement with SipStorm. SipStorm is the company formed by our former chairman, president and chief executive officer D. Gregory Smith and former director and chief technology officer Charles W. McDonough. This agreement will transfer selected hardware, software and intellectual property rights from Z-Tel to SipStorm. These assets are mainly related to next generation PVA enhanced services. SipStorm will continue development of these applications and will provide us with access to developed product(s) over the course of the next 15 months.

Relative to the purchase, SipStorm has assumed responsibility for certain accounts payable, future maintenance payments and provided a promissory note in the amount of $3 million. We expect to incur a material loss in the third quarter resulting from the transfer of assets to Sipstorm. We believe this loss would have been incurred with or without the transfer as a result of our restructuring efforts and shift in focus. The promissory note is secured by all Preferred Stock held by Messrs. Smith and McDonough. Messrs. Smith and McDonough each retain sole discretion with respect to all matters relating to the voting or other disposition of their Preferred Stock, including the decisions whether to participate in the Exchange Offer and to vote for or against the several proposals set forth in this proxy statement. Should either of Messrs. Smith or McDonough choose to sell his Preferred Stock or, if applicable, Common Stock received in exchange therefore, we would be entitled to 75% of the proceeds of such sale, capped at the then outstanding amount of the promissory note.

Restructuring Charges

The Company has implemented and is in the process of implementing a cost restructuring. This process began in June, but most of the initiatives involved within the restructuring were decided upon and fully committed to in



                                     H-1-1
the August and September timeframe. These initiatives exceed $20 million in annual recurring expense savings. The most significant component of the restructuring program was a layoff done on September 1, 2004 involving 152 employees. In accordance with Financial Accounting Standards Board ("FASB") SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" the restructuring costs will be considered a "One-Time Termination Benefit" and as such we recognized the restructuring costs as a liability at the communication date of September 1, 2004. The restructuring charge included termination benefits in connection with the reduction in force of approximately 152 employees. The total charge taken in the third quarter of 2004 was approximately $2.9 million.

The Company has also been amending business terms with several key vendors in an effort to reduce operating expense. These discussions have included, but have not been limited to, key operating vendor partners, landlords and other parties with whom the Company has had existing financial obligations. The final outcome of some of these discussions are still uncertain, and no assurances can be given to the form of their final outcome.

Legal and Regulatory Proceedings

On August 20, 2004, the Federal Communications Commission issued a Notice of Proposed Rulemaking ("NPRM") seeking comment on unbundling rules to implement obligations under section 251(c)(3) of the Telecommunications Act of 1996 and to respond to the D.C. Circuit's vacatur in United States Telecom Ass'n v. FCC of the rules that the FCC adopted in the Triennial Review Order. The FCC also released an order setting forth a two-phase plan to govern the provision of unbundled network elements ("UNEs") while the FCC considers permanent rules.

Under the first phase of the interim plan, ILECs must continue to make available dedicated transport, mass market switching and enterprise loops in accordance with the rates, terms and conditions set forth in their interconnection agreements as of June 15, 2004. Under the second phase of the plan, ILECs would be required for an additional six months to continue to provide such UNEs to requesting carriers for the embedded customer base subject to the rate increases specified in the FCC's Order. In its NPRM, the FCC seeks comment on how to establish sustainable new unbundling rules in response to the D.C. Circuit's decision. Specifically, the FCC seeks comment on how various ILEC offerings and obligations fit into the unbundling framework, how best to define the relevant markets to develop unbundling rules and how to make determinations on access to individual network elements.





                                     H-1-2

                                                                       Annex H-2


                   UNAUDITED INTERIM FINANCIAL STATEMENTS AND
                  RELATED MANAGEMENT'S DISCUSSION AND ANALYSIS

                           CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                                                     June 30,        December 31,
                                                                                       2004              2003
Assets
Current assets:
Cash and cash equivalents.......................................................    $      8,196     $     12,013
Accounts receivable, net of allowance for doubtful accounts of $9,206
   and $13,804..................................................................          28,672           24,600
Prepaid expenses and other current assets.......................................           4,804            7,664
Total current assets............................................................          41,672           44,277
Property and equipment, net.....................................................          34,298           39,069
Intangible assets, net..........................................................           1,372            2,287
Other assets....................................................................           3,227            3,820
Total assets....................................................................    $     80,569     $     89,453

Liabilities, Mandatorily Redeemable Convertible Preferred Stock and
   Stockholders' Deficit
Current liabilities:
Accounts payable and accrued liabilities........................................    $     63,745     $     59,230
Deferred revenue................................................................           8,357           11,068
Current portion of long-term debt and capital lease obligations.................           2,078            5,017
Asset based loan................................................................          12,619                --
Total current liabilities.......................................................          86,799           75,315
Long-term deferred revenue......................................................             221              361
Long-term debt and capital lease obligations....................................             205              514
Total liabilities...............................................................          87,225           76,190
Mandatorily redeemable convertible preferred stock, $.01 par value;
   50,000,000 shares authorized; 8,855,089 issued; 8,736,337 and
   8,738,422 outstanding (aggregate liquidation value of $164,998 and
   $158,779)....................................................................         152,366          144,282
Commitments and contingencies (Notes 9 and 11) Stockholders' deficit:
Common stock, $.01 par value; 150,000,000 shares authorized; 37,321,257 and
   36,186,686 shares issued; 36,979,707 and 35,845,136
   outstanding..................................................................             373              362
Notes receivable from stockholders..............................................            (930)          (1,121)
Unearned stock compensation.....................................................            (984)               --
Additional paid-in capital......................................................         183,281          189,008
Accumulated deficit.............................................................        (340,374)        (318,880)
Treasury stock, 341,550 shares at cost..........................................            (388)            (388)
Total stockholders' deficit.....................................................        (159,022)        (131,019)
Total liabilities, mandatorily redeemable convertible preferred stock
   and stockholders' deficit....................................................    $     80,569     $     89,453




                                     H-2-1

     The accompanying notes are an integral part of these consolidated financial statements.





                                     H-2-2

                    Z-TEL TECHNOLOGIES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)



                     For the Three Months For the Six Months
                          Ended June 30, Ended June 30,
                                                               2004           2003           2004           2003
Revenues...............................................      $   63,797     $   71,046     $  132,264     $  131,975
Operating expenses:
Network operations, exclusive of depreciation
   and amortization shown below........................          31,237         32,070         65,271         58,852
Sales and marketing....................................           4,450          6,617          8,971         11,111
General and administrative.............................          31,658         31,944         66,229         58,850
Restructuring charge...................................             807              --            807              --
Depreciation and amortization..........................           5,109          6,002         10,420         12,029
Total operating expenses...............................          73,261         76,633        151,698        140,842
Operating loss.........................................          (9,464)        (5,587)       (19,434)        (8,867)
Nonoperating income (expense):
Interest and other income..............................             491            239          1,352          1,164
Interest and other expense.............................          (2,138)          (660)        (3,412)        (1,410)
Total nonoperating expense.............................          (1,647)          (421)        (2,060)          (246)
Net loss...............................................         (11,111)        (6,008)       (21,494)        (9,113)
Less mandatorily redeemable convertible
   preferred stock dividends and accretion.............          (3,626)        (4,667)        (7,991)        (8,904)
Less deemed dividend related to beneficial
   conversion feature..................................             (47)           (46)           (93)           (92)
Net loss attributable to common stockholders...........      $  (14,784)    $  (10,721)    $  (29,578)    $  (18,109)
Weighted average common shares outstanding.............      36,608,703     35,305,448     36,337,804     35,286,953
Basic and diluted net loss per share...................      $     (0.40)   $    (0.30)    $    (0.81)    $      (0.51)




     The accompanying notes are an integral part of these consolidated financial statements.





                                     H-2-3

                    Z-TEL TECHNOLOGIES, INC. AND SUBSIDIARIES
      CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
                            AND COMPREHENSIVE INCOME
                                   (UNAUDITED)
                        (IN THOUSANDS, EXCEPT SHARE DATE)



                                                       Notes
                           Receiv-ableUn-earned Total
                                   Common Stock        from       Stock    Additional    Accumulated Treasury      Stock-
                                            Par                r          on Paid-In                              holder'
                                 Shares      Value   Stockholde Compensati   Capital      Deficit      Stock      Deficit
Balance, December 31,          35,845,136    $  362   $(1,121)    $    --     $189,008     $(318,880)  $  (388)    $(131,019)
  2003....................
Exercise of stock options.        372,480         3                              486                              $   489
Exercise of warrants......         37,714         3                                                               $     3
Issuance of common stock
  for settlement..........        585,723         5                              743                              $   748
Issue common restricted                                             (984)      1,128                              $   144
  stock................... Conversion of
  mandatorily redeemable
  convertible preferred           138,654         --                                --                              $     --
  stock to common.........
Repayment of notes                              191                                       $   191
  receivable..............
Mandatorily redeemable
  convertible preferred
  stock dividends and                                             (8,084)                 $(8,084)
  accretion...............
  Net loss................                                                   (21,494)                 $(21,494)
Balance, June 30, 2004....     36,979,707    $  373   $  (930)    $ (984)    $183,281     $(340,374)  $  (388)    $(159,022)


     The accompanying notes are an integral part of these consolidated financial statements





                                     H-2-4

                    Z-TEL TECHNOLOGIES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)
                                 (In thousands)



                                                                                    Six Months Ended June 30,
                                                                                      2004              2003
Cash flows from operating activities:
Net loss................................................................           $    (21,494)     $     (9,113)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization...........................................                 10,418            12,029
Provision for bad debts.................................................                  3,017             6,268
Expense charged for granting of restricted stock........................                    888                 --
Change in operating assets and liabilities:
(Increase) decrease in accounts receivable..............................                 (7,089)          (13,465)
(Increase) decrease in prepaid expenses.................................                  2,860               930
(Increase) decrease in other assets.....................................                    553               (29)
Increase (decrease) in accounts payable and accrued liabilities.........                  4,515            (1,284)
Increase (decrease) in deferred revenue.................................                 (2,851)           10,813
Total adjustments.......................................................                 12,311            15,262
Net cash (used in) provided by operating activities.....................                 (9,183)            6,149

Cash flows from investing activities:
Purchases of property and equipment.....................................                 (4,732)           (5,783)
Principal repayments received on notes receivable.......................                     40                27
Net cash used in investing activities...................................                 (4,692)           (5,756)

Cash flows from financing activities:
Payments on long-term debt and capital lease obligations................                 (3,248)           (2,755)
Payment of preferred stock dividends....................................                     (3)                --
Principal repayments received on notes receivable issued for stock......
                                                                                            191               469
Proceeds from asset based loan..........................................                 12,619                 --
Proceeds from exercise of stock options and warrants....................                    499                60
Net cash provided by (used in) financing activities.....................                 10,058            (2,226)
Net decrease in cash and cash equivalents...............................                 (3,817)           (1,833)
Cash and cash equivalents, beginning of period..........................                 12,013            16,037
Cash and cash equivalents, end of period................................           $      8,196      $     14,204


     The accompanying notes are an integral part of these consolidated financial statements




                                     H-2-5

                    Z-TEL TECHNOLOGIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)
       (ALL TABLES ARE IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)


1. NATURE OF BUSINESS

DESCRIPTION OF BUSINESS

     Z-Tel Technologies, Inc. and subsidiaries ("Z-Tel" or "we" or "us") incorporated in Delaware on January 15, 1998 as Olympus Telecommunications Group, Inc. In March 1998, Olympus Telecommunications Group, Inc. changed its name to Z-Tel Technologies, Inc.

     We are a provider of advanced, integrated telecommunications services targeted to consumer (residential) and business subscribers. We offer local and long distance telephone services in combination with enhanced communications features accessible through the telephone, the Internet and certain personal digital assistants. We offer our Z-LineHOME and Z-LineBUSINESS services in forty-nine states. Our customers are primarily concentrated in ten states. We also provide long-distance telecommunications services to customers nationally.

     We introduced our wholesale services during the first quarter of 2002. This service provides other companies with the opportunity to provide local, long-distance and enhanced telephone service to their own residential and business end user customers on a private label basis by utilizing our telephone exchange services, enhanced services platform, infrastructure and back-office operations.

     Historically we have utilized the unbundled network elements platform ("UNE-P") as the basis of delivering our primary services to our retail end users and end users of our wholesale customers. Under UNE-P we utilize various unbundled elements of the incumbent local exchange carriers to facilitate the delivery of our services to our own end users and the end users that are acquired and owned by our wholesale services customers. To date, UNE-P has been the primary access method that we have utilized in delivering our services.

     We introduced our voice over Internet protocol ("VoIP") service offerings during the second quarter of 2004. This service offering provides us an alternative method to UNE-P in delivering our services to consumer and business customers. We have tested this delivery method in two markets and have developed a beta customer base in each market. We intend, upon the successful completion of this initial test phase, to pursue aggressively VoIP as the eventual preferred method whereby we will deliver our services to our end users. We also intend to offer this new access method to our existing and future wholesale services partners. While this is a more capital intensive approach, this method of delivery mitigates our reliance on the incumbent local exchange carriers.

LIQUIDITY AND CAPITAL RESOURCES

     We have a limited operating history and our operations are subject to certain risks and uncertainties, particularly related to the evolution of the regulatory environment, which impacts our access to and cost of the network elements that we utilize to provide services to our customers, access to adequate financing, and competition within the industry.

     We have incurred significant losses since our inception, resulting in an accumulated deficit at June 30, 2004 of approximately $340.4 million. We also had total liabilities recorded at June 30, 2004 of approximately $87.2 million. We experienced positive cash flows from operations for the first time for the year ended December 31, 2002 and again during 2003. We also had positive cash flows from operations for the three months ended March 31, 2004, but experienced negative cash flows from operations for the three and six months ended June 30, 2004. Prior to 2002 we had historically been dependent on financing from investors to sustain our operating activities.



                                     H-2-6

     The company's reported cash position declined on a net basis for the three months and six months ended June 30, 2004. The net cash declines for the three and six months ended June 30, 2004 were $3.6 and $3.8 million respectively.

     At June 30, 2004, we had cash on hand of approximately $8.2 million. In addition, we have an asset based loan agreement, which provides us with up to $25 million to fund operations, of which we were utilizing $12.6 million as of June 30, 2004, which was approximately the maximum then available to us under the loan availability calculation. We did not meet the fixed charge coverage ratio for the quarter ended June 30, 2004. All other covenants have been met per our agreement with Textron. Per the agreement, Textron can cancel the loan arrangement with us; however, we believe that it is unlikely that Textron would take such measures. We are working to resolve this issue without triggering a cancellation of the agreement (see Footnote 5 to our financial statements in this report).

     We anticipate that we may not generate adequate cash flow over the foreseeable future to meet all of our operating, investing and financing requirements. We are actively exploring potential financing arrangements to help improve our liquidity position and to give us more flexibility in pursuing our business plan over the foreseeable future.

     On June 16, 2004, the D.C. Circuit decision to USTA II became effective and the FCC's unbundling rules that were the subject of the appeal were vacated. If the FCC does not write adequate interim and final UNB rules, or if the USTA II decision is not stayed or reversed, or if state commissions do not take action under state law, there could be an immediate, significant, adverse and material impact upon our business. ILECs might utilize the reversal of the unbundling rules to deny us access to their local networks or sharply increase the price of that access. We believe that in the event the vacated unbundling rules are not replaced by either the FCC or the state commissions, we have interconnection agreements with our principal ILEC suppliers (including Verizon, SBC, BellSouth and Qwest) that will permit us to obtain access to local network elements during the interviewing time period (see Footnote 11 to our financial statements in this report).

     On July 26, 2004, Sprint indicated to us that they plan on committing less resources to the existing wholesale services arrangement under which we currently operate. Although Sprint is not canceling the agreement, they have indicated to us that we can expect lower sales volumes as early as August 2004 (see Footnote 13 to our financial statements in this report).

     By letter dated July 28, 2004, the Nasdaq Stock Market Inc. notified us that for 10 consecutive days the market value of our listed securities was below $35 million as required for continued inclusion by Nasdaq Marketplace Rule 4310(c)(2)(B)(ii). Nasdaq has given us 30 calendar days or until August 27, 2004 to regain compliance (see Footnote 13 to our financial statements in this report).

     If actual results differ materially from our current plan or if expected financing is not available, we may have the ability to curtail growth initiatives and spending, including the reduction of certain discretionary capital and operating costs. These plans may include, but are not be limited to, the implementation of a workforce reduction. There can be no assurance, however, that we will be able to implement our strategies or obtain additional financing under favorable terms, if at all.

2. BASIS OF PRESENTATION

     The accompanying unaudited consolidated financial statements have been prepared by us in accordance with accounting principles generally accepted in the United States of America for interim financial information and are in the form prescribed by the Securities and Exchange Commission's ("SEC") instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes for complete financial statements as required by accounting principles generally accepted in the United States of America. The interim unaudited financial statements should be read in conjunction with our audited financial statements as of and for the year ended December 31, 2003, included in our Annual Report on Form 10-K filed with the SEC on March 30, 2004. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2004 are not necessarily indicative of the results that may be expected for the year ending December 31, 2004.



                                     H-2-7

RECLASSIFICATION

     Certain amounts in the consolidated statements of operations for the six months ended June 30, 2003 have been reclassified to conform to the presentation for the six months ended June 30, 2004.

3. SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

SIGNIFICANT ACCOUNTING POLICIES

     Our significant accounting policies are included in the Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2003.

STOCK-BASED COMPENSATION

     We account for our stock option plans in accordance with the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations and comply with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" and SFAS No. 148. As such, we record compensation expense on the date of grant only if the current market price of the underlying stock exceeds the exercise price. Additionally, if a modification is made to an existing grant, any related compensation expense is calculated on the date both parties accept the modification and recorded on the date the modification becomes effective.

     The following table illustrates, in accordance with the provisions of SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, an Amendment of SFAS 123, Accounting for Stock-Based Compensation," the effect on net loss and earnings per share if we had applied the fair value recognition provisions of SFAS No. 123, to stock-based employee compensation (encompassing the impacts of both stock option and restricted stock grants).


                                                       For the three months ended      For the six months ended
                                                                June 30,                       June 30,
                                                          2004            2003           2004            2003
Net loss attributable to common
   stockholders, as reported......................     $  (14,784)     $  (10,721)     $  (29,578)    $  (18,109)
Add: Stock based compensation included in
   net loss.......................................            145               --             145              --
Deduct: Total stock based employee
   compensation determined under the fair
   value based method for all awards..............         (1,043)         (1,247)         (1,799)        (4,429)
Net loss attributable to common
   stockholders, pro forma........................     $  (15,682)     $  (11,968)     $  (31,232)    $  (22,538)
Basic and Diluted Net Loss
Per Common Share
As reported.......................................     $   (0.40)      $   (0.30)      $   (0.81)     $   (0.51)
Pro forma.........................................         (0.43)          (0.34)          (0.86)         (0.64)


     We calculated the fair value of each grant on the date of grant using the Black-Scholes option pricing model. In addition to there being no payments of dividends on our common stock, the following assumptions were used for each respective period:


                                                       For the three months ended      For the six months ended
                                                                June 30,                       June 30,

                                     H-2-8

                                                          2004            2003           2004            2003
Discount Rate.....................................         3.4%            2.5%            3.1%           2.6%
Volatility .......................................        98.4%           97.3%          100.1%          97.0%
Average Option Expected Life .....................      5 years         5 years         5 years        5 years


     Incremental shares of common stock equivalents are not included in the calculation of net loss per share as the inclusion of such equivalents would be anti-dilutive.

RECENT ACCOUNTING PRONOUNCEMENTS

     In March 2004, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 03-6, "Participating Securities and the Two-Class Method under Financial Accounting Standards Board ("FASB") Statement No. 128, Earnings per Share." EITF 03-6 clarifies what constitutes a participating security and provides further guidance in applying the two-class method of calculating earnings per share ("EPS"). The consensus reached by the Task Force in this Issue is effective for reporting periods beginning after March 31, 2004. We adopted EITF Issue No. 03-06 in the quarter ended June 30, 2004. There was no impact of the adoption on the computation of EPS during the three months and six months ended June 30, 2004, as the effect is anti-dilutive. In periods of net income, we will utilize the two-class method of computing EPS.

4. WHOLESALE SERVICES

     In February 2003, we executed an agreement providing for the resale of our local wireline telecommunications services and for the provisioning of ancillary services with Sprint. Under this agreement, we provide Sprint access to our Web-integrated, enhanced communications platform and operational support systems. We are the primary obligor for certain underlying expenses that are incorporated into our pricing in connection with the agreement and therefore, are recording revenues using a gross presentation. This accounting method results in revenue being recorded for certain per-line, per-minute, and direct costs and the corresponding expenses are recorded in the appropriate operating expense line. As a result of this accounting treatment, increases or decreases in pricing or volume that impact certain direct costs that are incurred in connection with this agreement would have little or no impact on net income, as the amount is recorded in an equivalent amount in both revenue and expense. Our wholesale services agreement with Sprint is non-exclusive in nature.

     We are deferring $1.0 million of revenues for pre-contract payments by recognizing this amount ratably over the life of the agreement.

     As of June 30, 2004, under our contract with Sprint, we had approximately $2.2 million of deferred revenue recorded, of which $0.2 million is recorded as long-term deferred revenue.

     Sprint revenues were 32.3% of total revenues for the three months ended June 30, 2004, as compared to 14.9% for the prior year period. Sprint revenues were 33.1% of total revenues for the six months ended June 30, 2004, as compared to 9.3% for the prior year period.

     On July 26, 2004 Sprint indicated to us that they plan on committing less resources to the existing wholesale services arrangement under which we currently operate. Although Sprint is not canceling the agreement, they have indicated to us that we can expect lower sales volumes as early as August 2004 (see Footnote 13 to our financial statements in this report).

5. ACCOUNTS RECEIVABLE AGREEMENT

     In April 2004 we signed a three-year asset based loan agreement with Textron Financial Corporation ("Textron"). This agreement eliminated our RFC accounts receivable factoring agreement, and provides us with an availability to borrow up to $25 million at a 6% interest rate. Our overall availability is based on the eligibility of our accounts receivables, subject to certain limitations and advance rates. The new asset based loan agreement is expected to provide us with additional liquidity because it includes residential, business and wholesale accounts receivable while our prior arrangement with RFC only included certain portions of our accounts



                                     H-2-9
receivable. We believe that this new agreement may provide us with additional working capital financing flexibility to help facilitate the growth of our business, to the extent growth materializes in our business.

     This agreement has three primary financial covenants: a fixed charge coverage ratio, accounts receivable turnover requirement and an unfunded capital expenditures cap. The fixed charge coverage ratio requirement is measured each quarter as of June 30, 2004. The ratio requirements begin low and increase each quarter through December 31, 2004 and then remain constant. We did not meet the fixed charge coverage ratio for the quarter ended June 30, 2004. All other covenants have been met per our agreement with Textron. Per the agreement, Textron can cancel the loan arrangement with us; however, we believe that it is unlikely that Textron would take such measures. We are working to resolve this issue without triggering a cancellation of the agreement. At current collection rates, we will collect the total amount outstanding under this facility in less than a month. We believe that Textron is adequately secured under this facility. In addition, we have already disclosed to Textron the cost saving measures recently implemented to make improvements that would allow us to meet the fixed charge coverage ratio required in future quarters.

     There are also disposition of asset limitations, limits on change of control, certain notification requirements, change in management limitations and certain other restrictions. There are also certain limitations on our ability to access subordinated debt within the confines of the agreement; however, we believe the agreement will provide us with flexibility for future debt financing alternatives. Under the amended asset based loan structure with Textron, we had an outstanding loan balance to Textron of approximately $12.6 million at June 30, 2004.

6. INTANGIBLE ASSETS

     In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," we reassessed the expected useful lives of existing intangible assets. This reassessment resulted in no changes to the expected useful lives of our intangible assets. We only have one intangible asset as of June 30, 2004.

     Summarized below is our only recorded intangible asset that will continue to be amortized under SFAS No. 142. It is a customer list that was acquired in April of 2000 in connection with our acquisition of Touch 1.


                                                                            June 30, 2004
                                                         Carrying            Accumulated         Net Intangible
                                                          Amount            Amortization             Assets
Intangible assets subject to amortization:
Customer list - standalone 1+...................          $9,145               $7,773                $1,372


     The following table presents current and expected amortization expense of the existing intangible assets as of June 30, 2004 for each of the following periods:

Aggregate amortization expense:

      For the six months ended June 30, 2004.......................  $915
      Expected amortization expense for the remainder of 2004......  $914
      Expected amortization expense for the year ending
        December 31, 2005..........................................  $458

7. RESTRUCTURING CHARGES

     In April 2002, we approved and implemented a restructuring to improve our future cash flows and operating earnings. The restructuring included a reduction in force coupled with the closure of our North Dakota call centers and our New York sales office. In accordance with Emerging Issues Task Force ("EITF") 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity," the restruc-



                                     H-2-10
turing costs were recognized as liabilities at the time management committed to the plan. Management determined that these costs provided no future economic benefit to us.

     The restructuring charge included termination benefits in connection with the termination of 167 employees and lease abandonment costs. In addition, we agreed to a settlement to exit the two leases for our call centers in North Dakota as of July 1, 2002. On May 17, 2004 a termination agreement was signed for our New York office lease on which we had previously recorded a lease abandonment charge in connection with the restructure. The settlement included a $90,000 payment in lieu of the remaining balance of $299,545 previously recorded as a lease abandonment charge. The settlement payment consisted of a one-time payment of $30,000, paid at the time of agreement, and three promissory notes of $20,000 payable on November 1, 2004, May 1, 2005 and August 30, 2005, respectively. All other expenses associated with this restructuring have been paid in full.

     In June 2004, we approved and implemented another restructuring to improve our future cash flows and operating earnings. The restructuring included a reduction in force. In accordance with Financial Accounting Standards Board ("FASB") SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" the restructuring costs were considered a "One-Time Termination Benefit" and as such we recognized the restructuring costs as a liability at the communication date of June 8, 2004. The restructuring charge included termination benefits in connection with the reduction in force of 102 employees. The total charge taken in the second quarter of 2004 was $806,875 of which $40,832 was paid in the second quarter. The majority of the remainder of termination benefits will be paid in full by the end of August 2004.

     SFAS No. 146 replaces the Emerging Issues Task Force ("EITF") 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity," used with the 2002 restructuring plan.

     The following table shows the restructuring charges and related accruals recognized under the plans and the effect on our consolidated financial position:


                                                        Employee        Lease           Lease
                                                      Termination     Settlement     Abandonment
                                                        Benefits        Costs           Costs           Total
        Balance at January 1, 2002.....................$      --        $      --      $      --          $      --
        Plan Charges....................................    913             325           623             1,861
        Cash paid.......................................   (913)           (325)          (72)           (1,310)
        Balance at December 31, 2002....................      --               --           551               551
        Cash paid.......................................   (200)           (200)
        Balance at December 31, 2003....................      --               --           351               351
        Plan Charges....................................    807               --           807
        Lease Termination Settlement....................   (210)           (210)
        Cash paid.......................................    (41)            (81)         (122)
        Balance at June 30, 2004.......................$    766        $      --      $     60          $    826


8. STOCK BASED COMPENSATION

STOCK OPTIONS

     For employee stock options, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123, "Accounting for Stock-Based Compensation," requiring entities to recognize as an expense, over the vesting period, the fair value of the options or utilize the accounting for employee stock options used under Accounting Principles Board ("APB") Opinion No. 25. We apply the provisions of APB Opinion No. 25 and consequently recognize compensation expense over the vesting period for grants made to employees and directors only if, on the measurement date, the market price of the underlying stock exceeds the exercise price. We do provide the pro forma net loss and earnings per share disclosures as required under SFAS No. 123 for grants made as if the fair value method defined in SFAS No. 123 had been applied. We recognize expense over the


                                     H-2-11
vesting period of the grants made to non-employees based on utilizing the Black-Scholes stock valuation model to calculate the value of the option on the measurement date.

RESTRICTED STOCK

     In March and April 2004, our compensation committee approved the granting of 403,000 shares of restricted stock with a then approximate value of $1.1 million to certain executive officers and key employees. Consideration paid for this stock is par value of $0.01 and continued employment. We apply the provisions of APB Opinion No. 25 and consequently recognize compensation expense over the vesting period for grants made to employees because the exercise prices are less than the market price on the date of grant. We recorded compensation expense of $0.1 million for the three and six months ended June 30, 2004.

9. COMMITMENTS AND CONTINGENCIES

     We have disputed billings and access charges from certain inter-exchange carriers ("IXCs") and incumbent local exchange carriers ("ILECs"). We contend that these billings are not in accordance with the interconnection, service level, or tariff agreements between us and certain IXCs and ILECs. We have not paid these disputed amounts and, while we can make no guarantee, management believes that we will prevail or mostly prevail in these disputes. At June 30, 2004, the total disputed amounts were approximately $19.7 million.

     We currently have agreements with two long-distance carriers to provide transmission and termination services for all of our long distance traffic. These agreements generally provide for the resale of long distance services on a per-minute basis and contain minimum volume commitments. As a result of a settlement of a billing dispute associated with minimum volume commitments required in one of these contracts we have agreed to pay an increased per minute charge for minutes until the achievement of certain minimum minute requirements. All other terms of the original agreement continue in full force. We believe that we will be in full compliance with all minimum volume commitments during 2004. We have accrued $0.2 million representing the incremental increased fees we expect to pay in 2004, so that the expense recorded per minute is consistent throughout the agreement.

     In connection with certain of our wholesale services agreements, all or a portion of customer lines are provisioned using a unique code for our company. Therefore, we are the customer of record for all Regional Bell Operating Companies' billings, including a portion actually attributable to our wholesale services customers. It is very likely that the state commissions would require us to continue providing services to the end user customer for at least a 90-day period, regardless of whether our wholesale relationships continue or whether our wholesale services customers provide payment to us.

     We have agreed to certain service level agreements ("SLAs") for providing service under our wholesale service agreements. If we were to not fulfill the SLAs after the phase-in period there are certain remedies including but not limited to financial compensation. We have not paid any financial compensation to date as a result of our not meeting any SLAs.

10. COMPUTATION OF NET LOSS PER SHARE

     Basic net loss per share is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding during the period. Incremental shares of common stock equivalents are not included in the calculation of net loss per share as the inclusion of such equivalents would be anti-dilutive.

     Net loss per share is calculated as follows:


                                                       For the three months ended      For the six months ended
                                                                June 30,                       June 30,
                                                          2004            2003           2004            2003


                                     H-2-12

Basic and diluted net loss per share:
Net loss..........................................     $  (11,111)     $   (6,008)     $  (21,494)    $   (9,113)
Less mandatorily redeemable convertible
   preferred stock dividends and accretion........         (3,626)         (4,667)         (7,991)        (8,904)
Less deemed dividend related to beneficial
   conversion feature.............................            (47)            (46)            (93)           (92)
Net loss attributable to common
   stockholders...................................     $  (14,784)     $  (10,721)     $  (29,578)    $  (18,109)
Weighted average common shares
   outstanding....................................     36,608,703      35,305,448      36,337,804     35,286,953
Basic and diluted net loss per share..............     $    (0.40)     $    (0.30)     $    (0.81)    $    (0.51)


     Basic and diluted net loss per share are the same for each of the periods presented. The following table includes potentially dilutive items that were not included in the computation of diluted net loss per share for all periods presented because to do so would be anti-dilutive in each case:


                                                                                       Six Months ended
                                                                                           June 30,
                                                                                    2004              2003
        Unexercised stock options........................................         14,219,585       12,848,745
        Unexercised warrants.............................................         10,841,488       10,580,985
        Mandatorily redeemable preferred stock convertible into
            common shares................................................         35,702,810       24,243,545
        Total potentially dilutive shares of common stock
            equivalents..................................................         60,763,883       47,673,275


11. LEGAL AND REGULATORY PROCEEDINGS

     During June and July 2001, three separate class action lawsuits were filed against us, certain of our current and former directors and officers (the "D&Os") and firms engaged in the underwriting (the "Underwriters") of our initial public offering of stock (the "IPO"). The lawsuits, along with approximately 310 other similar lawsuits filed against other issuers arising out of initial public offering allocations, have been assigned to a Judge in the United States District Court for the Southern District of New York for pretrial coordination. The lawsuits against us have been consolidated into a single action. A consolidated amended complaint was filed on April 20, 2002. A Second Corrected Amended Complaint (the "Amended Complaint"), which is the operative complaint, was filed on July 12, 2002.

     The Amended Complaint is based on the allegations that our registration statement on Form S-1, filed with the Securities and Exchange Commission ("SEC") in connection with the IPO, contained untrue statements of material fact and omitted to state facts necessary to make the statements made not misleading by failing to disclose that the underwriters allegedly had received additional, excessive and undisclosed commissions from, and allegedly had entered into unlawful tie-in and other arrangements with, certain customers to whom they allocated shares in the IPO. The plaintiffs in the Amended Complaint assert claims against us and the D&Os pursuant to Section 11 of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated by the SEC there under. The plaintiffs in the Amended Complaint assert claims against the D&Os pursuant to Sections 11 and 15 of the Securities Act of 1933 and Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated by the SEC there under. The plaintiffs seek an undisclosed amount of damages, as well as pre-judgment and post-judgment interest, costs and expenses, including attorneys' fees, experts' fees and other costs and disbursements. Initial discovery has begun. We believe we are entitled to indemnification from our Underwriters.

     A settlement has been reached by the respective lawyers for the plaintiffs, the issuers and insurers of the issuers. The principal terms of the proposed settlement are (i) a release of all claims against the issuers and their officers and directors, (ii) the assignment by the issuers to the plaintiffs of certain claims the issuers may have against the Underwriters and (iii) an undertaking by the insurers to ensure the plaintiffs receive not less than $1


                                     H-2-13
billion in connection with claims against the Underwriters. Hence, under the terms of the settlement our financial obligations will likely be covered by insurance. Our board of directors has approved the settlement. To be binding, the settlement must be executed by the parties and thereafter submitted to and approved by the court. The settlement will not be binding upon any plaintiffs electing to opt-out of the settlement.

     The Metropolitan Government of Nashville and Davidson County, Tennessee, on behalf of the Metropolitan Nashville Employee Benefit Board (collectively "Metro Nashville"), filed the foregoing lawsuit against us on September 20, 2002. The lawsuit asserted claims under Delaware Law, the Uniform Commercial Code, and state law and sought actual damages of $18 million, punitive damages of $18 million, interest, and court costs. Metro Nashville alleged that we wrongfully and improperly delayed delivery of a stock certificate, preventing Metro Nashville from selling or taking other steps to protect the value of their shares while the market price of our stock declined significantly. On May 18, 2004, we entered into a settlement agreement whereby we paid Metro Nashville $800,000 in cash and delivered to Metro Nashville 585,723 shares of our Common Stock. We also agreed to file on Metro Nashville's behalf a registration statement on Form S-3 allowing resale of those shares. That registration statement became effective July 15, 2004.

     On October 9, 2003, Z-Tel Communications, Inc., our wholly-owned subsidiary corporation, filed a lawsuit against SBC Communications, Inc. and several of its subsidiaries (collectively, "SBC") in federal court in Texas, where both SBC and Z-Tel do business. The lawsuit alleges SBC's violation of the federal antitrust laws, the Racketeering Influenced Corrupt Organizations Act (RICO), the Lanham Act, and other federal and state laws. The complaint seeks damages and an injunction against SBC. On November 20, 2003, SBC filed a motion to dismiss the complaint. On August 6, 2004, the court denied in part, and granted in part, SBC's motion to dismiss the complaint, allowing certain antitrust, RICO, and Lanham Act claims to proceed. Although we intend to pursue our claims against SBC vigorously, we cannot predict the outcome of this litigation with any certainty.

     Susan Schad, on behalf of herself and all others similarly situated, filed a class action lawsuit against Z-Tel Communications, Inc., our wholly-owned subsidiary corporation, on May 13, 2004. The lawsuit alleges that our subsidiary has engaged in a pattern and practice of deceiving consumers into paying amounts in excess of their monthly rates by deceptively labeling certain line-item charges as government-mandated taxes or fees when in fact they were not. The complaint seeks to certify a class of plaintiffs consisting of all persons or entities who contracted with Z-Tel for telecommunications services and were billed for particular taxes or regulatory fees. The complaint asserts a claim under the Illinois Consumer Fraud and Deceptive Businesses Practices Act and seeks unspecified damages, attorneys' fees and court costs. On June 22, 2004, our subsidiary filed a notice of removal in the state circuit court action, removing the case to the federal district court for the Northern District of Illinois, Eastern Division, C.A. No. 4 C 4187. On July 26, 2004, Plaintiff filed a motion to remand the case to the state circuit court. Plaintiff's motion is still pending. Although we believe the plaintiff's allegations are without merit and intend to defend the lawsuit vigorously, we cannot predict the outcome of this litigation with any certainty.

     The availability to Z-Tel of unbundled network elements pursuant to section 251 of the Telecommunications Act of 1996 is currently subject to considerable legal uncertainty and litigation. In particular, our access to unbundled analog switching - a key component of the Unbundled Network Element Platform combination of elements, or UNE-P - is the subject of litigation by our Bell company competitors and other incumbent local exchange carriers. In 2003, in the Triennial Review Order, the Federal Communications Commission ("FCC") ruled that entrants like Z-Tel would be able to purchase analog switching and dedicated transport on an unbundled basis, subject to state-by-state review of whether such unbundling was needed in their states. Carriers were involved in those state-by-state proceedings when, on March 2, 2004, the D.C. Circuit Court of Appeals overturned the FCC's decision as an improper delegation of authority to state public utility commissions. See Report and Order and Order on Remand and Further Notice of Proposed Rulemaking, Review of Section 251 Unbundling Obligations of Incumbent Local Exchange Carriers, 18 FCC Rcd 16978 (2003) ("Triennial Review Order"), rev'd in part and remanded, United States Telecom Ass'n v. FCC, Nos. 00-1012, 00-1015, 03-1310 et al. (D.C. Cir. March 2, 2004)
("USTA II").

     The D.C. Circuit ordered that the unbundled transport and switching rules be vacated as of June 15, 2004. Both the U.S. Solicitor General and the FCC declined to appeal the case, and U.S. Supreme Court Justice



                                     H-2-14

William Rehnquist denied the request of Z-Tel and other CLECs for a stay of the decision. Z-Tel and a number of other competitive local exchange carriers have filed a Petition for Writ of Certiorari before the United States Supreme Court, as has the State of California and the California Public Utilities Commission. Those appeals of the USTA II litigation are currently pending before the Supreme Court, and we expect the Court to either grant or deny those petitions in the next several months.

     On June 16, 2004, the D.C. Circuit decision in USTA II became effective and the FCC's unbundling rules that were the subject of the appeal were vacated. Shortly thereafter, the largest four Bell operating companies (Verizon, BellSouth, SBC and Qwest) made several statements about their intent as to whether to continue to provide CLECs like Z-Tel access to unbundled switching (a critical component of the Unbundled Network Element Platform, or UNE-P) in certain circumstances, high-capacity loops, dedicated transport, and EELs. To varying degrees, we depend upon access to UNE-P, high capacity loops, transport and EELs to provide our services, including our new VoIP services. The National Telecommunications and Information Administration (NTIA), has stated that in order to avoid customer and CLEC dislocation, the FCC should implement interim rules that would maintain the status quo in terms of UNE availability as long as possible. It has been reported that the FCC is currently considering adopting interim UNE rules that would maintain the status quo for a certain period of time while the FCC attempts to write rules to replace those vacated by the D.C. Circuit in the USTA II opinion. Z-Tel plans to be active in these FCC proceedings, as it was during the Triennial Review proceeding in 2002 and 2003. Several state commissions are also considering options as to whether to impose unbundling obligations under state law, in the absence of federal requirements.

     If the FCC does not write adequate interim and final UNE rules, or if the USTA II decision is not stayed or reversed, or if state commissions do not take action under state law, there could be an immediate, significant, adverse and material impact upon our business. ILECs might utilize the reversal of the unbundling rules to deny us access to their local networks or sharply increase the price of that access. We believe that in the event the vacated unbundling rules are not replaced by either the FCC or the state commissions, we have interconnection agreements with our principal ILEC suppliers (including Verizon, SBC, BellSouth and Qwest) that will permit us to obtain access to local network elements during the intervening time period. However, several of these Bell companies have provided us notice that they wish to renegotiate those agreements to take into account the vacating of the unbundling rules. Negotiation and arbitration of those terms is likely to take some time and could result in uncertainty as to our legal rights in the interim. It is also possible that while those negotiations are pending, any or all of those incumbent local telephone company suppliers will refuse to abide by the terms of the existing agreements or terminate those agreements outright. Z-Tel is currently evaluating all of its legal options to ensure that we can continue to meet the needs of our existing and future customers. We believe we have legal rights to purchase these elements pursuant to state law and under section 271 of the Telecommunications Act of 1996, which the FCC has ruled to be a separate, alternative legal requirement for Bell companies to provide wholesale network access. However, enforcing those rights could be costly and require simultaneous litigation throughout our multi-state service area, and the final result of such litigation may or may not assure us of these alternative means of access.

     Therefore, there is considerable uncertainty about the rates, terms and conditions by which we will be able to access the local networks of the ILECs at this time. This legal uncertainty can harm our business and could affect our ability to secure financing for our ongoing operations and our investment in new facilities and equipment. The uncertainty also harms our business by making it more difficult to sell our services. If ILECs attempt to impose wholesale price increases and regulators or courts do not act to stop such action, it may become uneconomic for Z-Tel to offer service in many, if not all, of the territories where we currently offer services. Z-Tel is actively considering all of its options in response to this uncertainty, which may include retail price increases, limitation or scaling back of our current business plan, reductions in overhead or staffing, as well as litigation or regulatory actions. We have and will continue to communicate these challenges to regulators and policymakers throughout the United States Government and the states.

     With regard to pricing of network elements, states and the FCC are currently re-evaluating the pricing of network elements. As a result, it is possible that some states could increase or lower rates from existing levels. Currently, the incumbent local exchange carriers Verizon, BellSouth, SBC and Qwest have rate cases pending before state regulatory commissions in at least one state in each of their respective territories. Our intent is to be an active participant in many of these rate cases and any others that might be critical to our operations. The



                                     H-2-15

FCC is also currently reevaluating its prescribed methodology for calculating unbundled network element rates. In the 2002 Verizon v. FCC decision, the U.S. Supreme Court affirmed the FCC's current pricing methodology, called "Total Element Long Run Incremental Cost," or "TELRIC." The current FCC rulemaking proposes to modify the TELRIC methodology by mandating that states set prices based upon the forward-looking costs of operating the existing network architecture of incumbent local telephone company networks. In many instances, modifying the TELRIC methodology in this way could increase the rates we pay for certain elements and result in lower rates for other elements. We believe that the FCC's proposals to modify TELRIC are inconsistent with the Supreme Court's decision in the Verizon case, meaning that new FCC TELRIC rules may be subject to considerable litigation if they are adopted. Finally, all four Bell companies also have pending before the FCC petitions asking that the FCC forbear from application of the "TELRIC" pricing rules for UNE-P access. Z-Tel has opposed those petitions, but by operation of law, the FCC is required to address those petitions by the end of this year.

     In the ordinary course of business, we are involved in legal and regulatory proceedings, disputes and tax audits at the federal, state and local level that are generally incidental to our ongoing operations. In addition, from time to time, we are the subject of customer and vendor complaints filed with the state utility commissions of the states in which they operate or the Federal Communications Commission. Most complaints are handled informally and at this time there are no formal proceedings pending. While there can be no assurance of the ultimate disposition of incidental legal proceedings or customer complaints, we do not believe their disposition will have a material adverse effect on our consolidated results of operations or financial position.

12. SEGMENT REPORTING

     We have two reportable operating segments: Retail Services and Wholesale Services.

     The retail services segment includes our Z-LineHOME and Z-LineBUSINESS services that offer bundled local and long-distance telephone services in combination with enhanced communications features accessible, through the telephone, the Internet and certain personal digital assistants. We offer Z-LineHOME and Z-LineBUSINESS in forty-nine states. Our customers are primarily concentrated within metropolitan areas in ten states for both our Z-LineHOME and Z-LineBUSINESS services. This segment also includes our Touch 1 residential long-distance 1+ offering that is available nationwide. We have also included expenses that are associated with our VoIP offering that was launched for beta customers in May 2004.

     The wholesale services segment allows companies to offer telephone exchange and enhanced services to residential and small business customers. This service is currently available in forty-nine states and Sprint is our primary customer within this line of business.

     Management evaluates the performance of each business unit based on segment results. It is also important to note that we only record directly assignable expenses against the wholesale services business segment and therefore, all employee benefits, occupancy, insurance, and other indirect or corporate related expenses are reflected in the retail services business segment.

     The following summarizes the financial information concerning our reportable segments for the three months ended June 30, 2004 and 2003:


                                 Three Months ended June 30, 2004            Three Months ended June 30, 2003
                              Retail       Wholesale                      Retail      Wholesale
                             Services      Services      Consolidated    Services      Services     Consolidated
Revenues...................   $ 42,814     $ 20,983       $ 63,797        $ 55,142     $ 15,904      $ 71,046
Segment results............   $ (8,856)    $  4,501       $ (4,355)       $ (2,850)    $  3,265      $    415
Depreciation and              $  5,073     $     36       $  5,109        $  5,380     $    622      $  6,002
amortization...............
Capital expenditures.......   $  2,311     $     12       $  2,323        $  2,432     $    223      $  2,655




                                     H-2-16

     The following summarizes the financial information concerning our reportable segments for the six months ended June 30, 2004 and 2003:


                                  Six Months ended June 30, 2004              Six Months ended June 30, 2003
                              Retail       Wholesale                      Retail      Wholesale
                             Services      Services      Consolidated    Services      Services     Consolidated
Revenues...................   $ 88,118     $ 44,146       $132,264        $103,111     $ 28,864      $131,975
Segment results............   $(18,201)    $  9,187       $ (9,014)       $ (7,097)    $ 10,259      $  3,162
Depreciation and              $  9,750     $    670       $ 10,420        $ 10,798     $  1,231      $ 12,029
amortization...............
Capital expenditures.......   $  4,691     $     41       $  4,732        $  5,297     $     48      $  5,783
Identifiable assets........   $ 67,344     $ 13,225       $ 80,569        $ 85,049     $ 19,852      $104,901


     The following table reconciles our segment information to the consolidated financial information for the six months ended June 30, 2004 and 2003:

     All 2004 and 2003 consolidated results reconcile to the consolidated financial information above with the exception of the segment results reconciled below:


                                                          Three Months ended               Six Months ended
Reconciliation of segment results to net loss        June 30, 2004   June 30, 2003  June 30, 2004   June 30, 2003
Consolidated segment operating income (loss)......      $ (4,355)       $    415       $ (9,014)       $  3,162
Depreciation and amortization.....................        (5,109)         (6,002)       (10,420)        (12,029)
Interest and other income.........................           491             239          1,352           1,164
Interest and other expense........................        (2,138)           (660)        (3,412)         (1,410)
Net loss..........................................      $(11,111)       $ (6,008)      $(21,494)       $ (9,113)


13. SUBSEQUENT EVENTS

     On July 26, 2004 Sprint indicated to us that they plan on committing less resources to the existing wholesale services arrangement under which we currently operate. Although Sprint is not canceling the agreement, they have indicated to us that we can expect lower sales volumes as early as August 2004. We believe that it is likely that this lower monthly sales activity will lead to an increasingly smaller wholesale subscriber base. To the extent that this proves to be the case, we will likely reduce the workforce that is currently dedicated to the Sprint relationship. We are compensated on a direct cost pass through basis by Sprint for the workforce that is dedicated to servicing the Sprint customer base. We will likely reduce this dedicated workforce in proportion to the decline in the size of the wholesale subscriber base attributable to Sprint. Our net fee income can be expected to decline should the wholesale lines in service begin to decline on an approximately proportional basis.

     By letter dated July 28, 2004, the Nasdaq Stock Market, Inc. notified us that for 10 consecutive days the market value of our listed securities was below $35 million as required for continued inclusion by Nasdaq Marketplace Rule 4310(c)(2)(B)(ii). Nasdaq has given us 30 calendar days or until August 27, 2004 to regain compliance. If compliance cannot be demonstrated by that day, the Nasdaq staff will provide written notification that our common stock will be delisted. At that time we may appeal the staff's determination to a Listing Qualifications Panel. If our shares are delisted from the Nasdaq SmallCap Market, our ability to raise additional capital may be hampered. We are planning efforts to regain compliance, including a recapitalization of our preferred shares.

     On July 28, 2004, we entered into a lease agreement with Cisco Systems Capital Corporation for $1.8 million in hardware, software and professional fees that supports our VoIP initiative. The majority of this equipment was implemented during the second quarter and is currently being used to support our VoIP customer



                                     H-2-17
base. The lease terms are for two years with a 25% refundable deposit amount of $458,137 with two monthly payments (first and last) due immediately. At the end of the lease the equipment can be purchased for fair market value. This lease qualifies as an operating lease under the Financial Accounting Standards Board ("FASB") No. 13, "Accounting for Leases." As such, we will record and pay monthly lease amounts through the term of the lease in the amount of $81,177 (including taxes). For the second quarter 2004, we recorded $63,681 for professional fees and $151,733 for leased equipment expense.

     On October 9, 2003, Z-Tel Communications, Inc., our wholly-owned subsidiary corporation, had filed a lawsuit against SBC Communications, Inc. and several of its subsidiaries (collectively, "SBC") in federal court in Texas, where both SBC and we do business. The lawsuit alleges SBC's violation of the federal antitrust laws, the Racketeering Influenced Corrupt Organizations Act (RICO), the Lanham Act, and other federal and state laws. The complaint seeks damages and an injunction against SBC. On November 20, 2003, SBC had filed a motion to dismiss the complaint. On August 6, 2004, the court denied in part SBC's motion to dismiss the complaint, allowing certain antitrust, RICO, and Lanham Act claims to proceed. Although we intend to pursue our claims against SBC vigorously, we cannot predict the outcome of this litigation with any certainty.




                                     H-2-18

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     You should read the following discussion together with the "Selected Consolidated Financial Data," financial statements and related notes included in this document. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those projected in the forward-looking statements as a result of certain factors, including, but not limited to, those discussed in "Item 1. Business," as well as "Cautionary Statements Regarding Forward-Looking Statements," and "Risks Related to our Financial Condition and our Business," included in our Form 10-K filed with the Securities and Exchange Commission on March 30, 2004. Factors that may affect our results of operations include, but are not limited to, our limited operating history and cumulative losses, uncertainty of customer demand, potential software failures and errors, potential network and interconnection failure, dependence on local exchange carriers, dependence on third party vendors, success and profitability of our wholesale services, dependence on key personnel, uncertainty of government regulation, legal and regulatory uncertainties, and competition. We disclaim any obligation to update information contained in any forward-looking statement.

OVERVIEW

     We are an emerging provider of advanced, integrated telecommunications services targeted to residential and business customers. We launched our voice-over Internet protocol ("VoIP") service to business customers in May 2004 on a beta testing basis and expect to have a residential offering available in certain markets by the fourth quarter of 2004.

     Historically we have utilized the unbundled network elements platform ("UNE-P") as the basis of delivering our primary services to our retail end users and end users of our wholesale customers. Under UNE-P we utilize various elements of the incumbent local exchange carriers' to facilitate the delivery of our services to our own end users and the end users of our wholesale services customers.

     In addition to providing our services on a retail basis, we are also providing these services on a wholesale basis. Our wholesale service offering allows other companies to have the ability to utilize our telephone exchange services, enhanced services platform, and even our infrastructure and back-office operations to provide services on a retail basis to their own end users under their own private label brand. Under such an arrangement our wholesale services customer owns the resulting base of end users and we simply earn a cost plus fee from our wholesale services customer typically structured on a per month per line in service basis.

     For management purposes, we are organized into two reportable operating segments: retail services and wholesale services. The nature of our business is rapidly evolving.

     In evaluating our financial condition and operating performance the most important matters on which we focus are lines in service, revenue per unit, cost per unit, bad debt expense, expenses as a percentage of revenues and results by operating segment. These measures and other analysis are discussed in detail throughout the following paragraphs and provide insight into how we analyze and review our business. Because of significant uncertainty in the regulatory environment in which we operate (created by a recent court case, See Part II, Item I, Legal Proceedings), we must monitor and respond to any negative regulatory developments.

Our second quarter 2004 financial and operating results include our investments to expand our business services unit and to prepare for our VoIP initiatives that we expect to increasingly launch over the second half of 2004.

     Consistent with our plan to shift away from being an unbundled element platform ("UNE-P") only provider, we concentrated our efforts during the second quarter on preparing for our full scale VoIP launch in the Tampa and Atlanta markets. We have a full in-house sales force operating in Tampa and Atlanta.

     We focused the balance of our resources during the second quarter of 2004 on developing additional business clients on our UNE-P platform. Retail Brand Alliance (the parent of Brooks Brother's stores, Casual Corner Group, Carolee, Adrienne Vittadini) and Crabtree & Evelyn stores have recently decided to take advan-



                                     H-2-19
tage of Z-Tel's Managed Local Services. Importantly, we are obtaining clients within this part of our business services unit that we can potentially convert to our VoIP platform as we turn up various markets.

     We also intend to increasingly convert our residential customer base from the UNE-P platform to the VoIP platform as we turn up more markets. By doing so, we think we can mitigate our reliance of the ILECs and increase our operating profitability through margin expansion. We may or may not be successful in this endeavor.

CONSOLIDATED RESULTS OF OPERATIONS

The three and six months ended June 30, 2004 compared to the same period in the prior year.

     The following consolidated Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with results by segment. Key selected financial and operating data for the three and six months ended June 30, 2004 and 2003 are as follows:


                                                                   Amount     Percentage
                                           For the three months    Change       Change
                                              ended June 30,      Favorable    Favorable   Percentage of Revenues
                                             2004       2003     (Unfavorable)(Unfavorable)   2004        2003
                                                     (In Millions)
Results of Operations:
Revenues...............................      $63.8      $71.1      $(7.3)        (10.3)%      100.0%      100.0%
Operating expenses:
Network operations.....................       31.2       32.1        0.9           2.8%        48.9%       45.1%
Sales and marketing....................        4.5        6.6        2.1          31.8%         7.1%        9.3%
General and administrative.............       31.7       31.9        0.2           0.6%        49.7%       44.9%
Restructuring Charge...................        0.8        --         (0.8)       (100.0)%        1.2%       --%
Depreciation and amortization..........        5.1        6.0        0.9          15.0%         8.0%        8.4%
Total operating expenses...............       73.3       76.6        3.3           4.3%       114.9%      107.7%
Operating loss.........................       (9.5)      (5.5)      (4.0)        (72.7)%      (14.9)%      (7.7)%
Nonoperating income (loss):
Interest and other income..............        0.5        0.2        0.3         150.0%         0.8%        0.3%
Interest and other expense.............       (2.1)      (0.7)      (1.4)       (200.0)%       (3.3)%      (1.0)%
Total nonoperating income (loss).......       (1.6)      (0.5)      (1.1)        220.0%        (2.5)%      (0.7)%
Net loss...............................      (11.1)      (6.0)      (5.1)        (85.0)%      (17.4)%      (8.4)%
Less mandatorily redeemable
   convertible preferred stock                (3.6)      (4.6)       1.0          21.7%        (5.6)%      (6.5)%
   dividends and accretion.............
Less deemed dividend related to
   beneficial conversion feature.......       (0.1)      (0.1)       --            --%           (0.2)%      (0.1)%
Net loss attributable to common             $(14.8)    $(10.7)     $(4.1)        (38.3)%      (23.2)%     (15.0)%
   stockholders........................
Cash Flow Data:
Net cash used in operating                  $(12.4)      $1.0     $(13.4)     (1,340.0)%        *
   activities..........................
Net cash used in investing                    (2.3)      (2.6)       0.3          11.5%         *           *
   activities..........................
Net cash provided by financing                11.1       (1.2)      12.3      (1,025.0)%        *           *
   activities..........................
Net decrease in cash and cash                $(3.6)     $(2.8)     $(0.8)         28.6%         *           *
   equivalents.........................





                                     H-2-20

                                                                    Amount     Percentage
                                           For the three months     Change       Change
                                              ended June 30,       Favorable    Favorable   Percentage of Revenues
                                             2004        2003     (Unfavorable)(Unfavorable)   2004        2003
                                                     (In Millions)
Results of Operations:
Revenues...............................      $132.3     $132.0        $0.3         0.2%       100.0%      100.0%
Operating expenses:
Network operations.....................        65.3       58.9        (6.4)      (10.9)%       49.4%       44.6%
Sales and marketing....................         9.0       11.1         2.1        18.9%         6.8%        8.4%
General and administrative.............        66.2       58.9        (7.3)      (12.4)%       50.0%       44.6%
Restructuring Charge...................         0.8        --          (0.8)     (100.0)%        0.6%       --%
Depreciation and amortization..........        10.4       12.0         1.6        13.3%         7.9%        9.1%
Total operating expenses...............       151.7      140.9       (10.8)       (7.7)%      114.7%      106.7%
Operating loss.........................       (19.4)      (8.9)      (10.5)     (118.0)%      (14.7)%      (6.7)%
Nonoperating income (loss):
Interest and other income..............         1.3        1.2         0.1         8.3%         1.0%        0.9%
Interest and other expense.............        (3.4)      (1.4)       (2.0)     (142.9)%       (2.6)%      (1.1)%
Total nonoperating income (loss).......        (2.1)      (0.2)       (1.9)     (950.0)%       (1.6)%      (0.2)%
Net loss...............................       (21.5)      (9.1)      (12.4)     (136.3)%      (16.3)%      (6.9)%
Less mandatorily redeemable
   convertible preferred stock                 (8.0)      (8.9)        0.9        10.1%        (6.0)%   ----------
   dividends and accretion.............                                                                    (6.7)%
Less deemed dividend related to
   beneficial conversion feature.......        (0.1)      (0.1)        --          --%           (0.1)%      (0.1)%
Net loss attributable to common              $(29.6)    $(18.1)     $(11.5)      (63.5)%      (22.4)%     (13.7)%
   stockholders........................
Cash Flow Data:
Net cash used in operating                    $(9.2)      $6.1      $(15.3)     (250.8)%        *           *
   activities..........................
Net cash used in investing                     (4.7)      (5.7)        1.0        17.5%         *           *
   activities..........................
Net cash provided by financing                 10.1       (2.2)       12.3      (559.1)%        *           *
   activities..........................
Net decrease in cash and cash
   equivalents.........................       $(3.8)     $(1.8)      $(2.0)      111.1%         *           *


     (*) Not meaningful

     Revenues. Revenues decreased by $7.3 million to $63.8 million for the three months ended June 30, 2004, compared to $71.1 million the prior year. The decrease in revenues was primarily a result of the decline in residential UNE-P lines in service by approximately 58,000 lines. This decrease was in line with our intent to make less investment in traditional consumer subscribers, instead focusing on the growth of our business and VoIP services.

     Revenues increased by $.3 million to $132.3 million for the six months ended June 30, 2004, compared to $132.0 million the prior year. We experienced a decrease in consumer related revenues over this period, compared to the prior year, but this decrease was offset by a similar increase in wholesale and business revenues over the period.

     The following table provides a break-down of our revenues and changes for the three and six months ended June 30, 2004 compared to the same period in 2003:


                                                                   Amount      Percentage
                                            Revenues for the       Change        Change
                                                 three           Favorable     Favorable    Percentage of Revenues
                                           months ended June
                                                  30,
                                            2004       2003     (Unfavorable) (Unfavorable)   2004        2003
                                             (In Millions)
Residential Services................         $36.0      $52.0     $(16.0)        (30.8)%        56.4%      73.1
Business Services ..................           4.9        0.6        4.3         716.7%          7.7%       0.8%
1+ Long Distance Services ..........           1.9        2.6       (0.7)        (26.9)%         3.0%       3.7%
Wholesale Services .................          21.0       15.9        5.1          32.1%         32.9%      22.4%
Total ..............................         $63.8      $71.1      $(7.3)        (10.3)%       100.0%     100.0%


                                     H-2-21


                                                                   Amount      Percentage
                                          Revenues for the six     Change        Change
                                           months ended June      Favorable     Favorable   Percentage of Revenues
                                                  30,
                                            2004       2003     (Unfavorable)  (Unfavorable)  2004        2003
                                             (In Millions)
Residential Services................        $76.1      $96.5     $(20.4)         (21.1)%       57.5%      73.1%
Business Services ..................          8.2        1.0        7.2          720.0%         6.2%       0.8%
1+ Long Distance Services ..........          3.9        5.6       (1.7)         (30.4)%        3.0%       4.2%
Wholesale Services .................         44.1       28.9       15.2           52.6%        33.3%      21.9%
Total ..............................       $132.3     $132.0       $0.3            0.2%       100.0%     100.0%


     Two significant drivers impact our revenues: lines in service and average monthly revenue per unit ("ARPU"). The more significant driver impacting our changes in revenue is the amount of lines in service. The following table provides a break-down of our lines in service:


                                                    Average lines in service           Ending lines in service
                                                   for the three months ended        for the three months ended
                                                            June 30,                          June 30,
                                                     2004              2003             2004             2003
Residential Services.......................         185,631          244,345           181,344          256,007
Business Services..........................          39,554            4,680            46,514            5,942
1+ Long Distance Services..................          55,737           95,539            49,451           90,003
Wholesale Services.........................         347,821          108,201           355,912          157,800
Total......................................         628,743          452,765           633,221          509,752



                                                    Average lines in service           Ending lines in service
                                                    for the six months ended          for the six months ended
                                                            June 30,                          June 30,
                                                     2004              2003             2004             2003
Residential Services.......................         193,051          229,730           181,344          256,007
Business Services..........................          34,054            2,971            46,514            5,942
1+ Long Distance Services..................          61,935           98,328            49,451           90,003
Wholesale Services.........................         326,368          106,662           355,912          157,800
Total......................................         615,408          437,691           633,221          509,752


     ARPU provides a business measure of the average monthly revenue generation attributable to each line in service. ARPU is calculated by taking total revenues divided by the number of months in the period and is divided by the average lines in service during the period. We use this measure when analyzing our retail services revenue, but not when assessing our wholesale services revenue because of the gross accounting method used to record our wholesale services revenue which makes ARPU for wholesale services a largely meaningless business measure. We believe ARPU, which calculates the average revenue per average line in service, is a useful measure to evaluate our past revenues and to assist in forecasting our future retail revenues. We also believe that this measure provides a gauge to compare and contrast our revenue streams and to compare our revenues to other communication providers that have significantly more or less subscribers than we have. The following table provides a summary of our ARPU:


                                                  Average revenue per unit in          Amount         Percentage
                                                            service                    Change           Change
                 for the three months ended Favorable Favorable
                                                            June 30,
                                                    2004              2003          (Unfavorable)   (Unfavorable)
Residential Services.......................         $64.64           $70.94             $(6.30)           (8.9)%
Business Services..........................         $41.29           $42.74             $(1.45)           (3.4)%
1+ Long Distance Services..................         $11.36            $9.07              $2.29            25.3%
Wholesale Services.........................           *                *                  *                *



                                     H-2-22

                                                  Average revenue per unit in          Amount         Percentage
                                                            service                    Change           Change
                  for the six months ended Favorable Favorable
                                                            June 30,
                                                    2004              2003          (Unfavorable)   (Unfavorable)
Residential Services.......................         $65.70           $70.01             $(4.31)           (6.2)%
Business Services..........................         $40.13           $56.10            $(15.97)          (28.5)%
1+ Long Distance Services..................         $10.49            $9.49              $1.00            10.5%
Wholesale Services.........................           *                *                  *                *


     (*) Not meaningful

     The overall change in our revenues for the three and six months ended June 30, 2004 compared to the same prior year period was largely driven by our continued focus in 2004 on growing our wholesale and retail business services, preparing for the launch of our VoIP services, and to reduce our investment in the traditional consumer business. Residential UNE-P and 1+ long distance service revenues combined to decrease $16.7 and $22.1 million for the three and six months ended June 30, 2004, respectively. This was a result of our continued shift away from actively investing in our residential UNE-P business, a trend that began during mid-2003. With respect to our existing revenue streams, we intend to focus the majority of our sales and marketing investment on our business services segment and in marketing our emerging VoIP based services.

     We also anticipate that our ARPU will continue to decline, perhaps materially, into the foreseeable future, primarily due to the competitive climate and planned reductions in access fees. To the extent that we are able to develop more and/or new service offerings, such as our PVA and/or Digital Subscriber Line ("DSL"), we may have some opportunity to mitigate any fundamental decrease in general levels of ARPU. We intend to invest in sales and marketing activities to attract select business customers.

     Negative legal and regulatory outcomes could restrict or increase the costs of our access to ILEC networks. We would expect to respond by substantially curtailing or perhaps fully eliminating our marketing of UNE-P based services and focusing primarily on offering VoIP services, thereby reducing our reliance on the ILEC networks. We may or may not be successful in this endeavor.

     As of July 21, 2004 we have approximately 43 VoIP customers in beta test with a total of 338 lines. We continue to target companies with large existing consumer and business customer bases for various forms of partnership opportunities, and we are also exploring additional distribution arrangements and delivery opportunities for our current and future services. We are also seeking additional wholesale service relationships and expect to focus our business sales on large national multi-locations business customers because we believe that our service offering is most attractive to these types of customers.

     Network Operations. Network operations expense decreased by $.9 million to $31.2 million for the three months ended June 30, 2004, compared to $32.1 million the prior year. The decrease in network operations expense was primarily the result of having an overall smaller average number of lines in service for the three months ended June 30, 2004 compared to the same prior year period.

     Network operations expense increased by $6.4 million to $65.3 million for the six months ended June 30, 2004, compared to $58.9 million the prior year. The overall increase was due to wholesale line growth outstripping the residential line falloff especially during the first quarter of 2004 as compared to the prior year. Our network operations expense primarily consists of fixed and variable transmission expenses for the leasing of the UNE-P components from the ILECs, domestic and international charges from service level agreements with IXCs, the Universal Service Fee and certain other regulatory charges to be consistent with industry practice. The following tables provide a detailed break-down and analysis of changes in network operations expense:

                                       Network Operations for     Amount     Percentage
                                                 the              Change       Change          Percentage of
                                         three months ended      Favorable    Favorable      Network Operations
                                              June 30,
                                          2004         2003     (Unfavorable)(Unfavorable)   2004         2003
                                            (In Millions)

                                     H-2-23

Residential & Business Services.....      $21.3        $24.1        $2.8         11.6%        68.2%        75.1%
1+ Long Distance Services...........        0.3          0.7         0.4         57.1%         1.0%         2.2%
Wholesale Services..................        9.6          7.3        (2.3)       (31.5)%       30.8%        22.7%
Total...............................      $31.2        $32.1        $0.9          2.8%       100.0%       100.0%



                                       Network Operations for     Amount     Percentage
                                                 the              Change       Change          Percentage of
                                          six months ended       Favorable    Favorable      Network Operations
                                              June 30,
                                          2004         2003     (Unfavorable)(Unfavorable)   2004         2003
                                            (In Millions)
Residential & Business Services.....      $43.5        $46.0        $2.5          5.4%        66.6%        78.1%
1+ Long Distance Services...........        0.8          1.4         0.6         42.9%         1.2%         2.4%
Wholesale Services..................       21.0         11.5        (9.5)       (82.6)%       32.2%        19.5%
Total...............................      $65.3        $58.9       $(6.4)       (10.9)%      100.0%       100.0%


     Our network operations expense as a percentage of revenues increased to 48.9% for three months ended June 30, 2004 compared to 45.1% in the prior year. Our network operations expense as a percentage of revenues increased to 49.4% for the six months ended June 30, 2004 compared to 44.6% in the prior year. The increase in network operations expense was primarily a result of the increase in wholesale lines in service.

     The following tables provide a detail of network operations expense as a percentage of revenues by the respective revenue types.


                         Network operations as a Amount
                          % of revenues for the Change
                      three months ended June 30 Favorable
                                                                   2004             2003         (Unfavorable)
           Residential & Business Services.................       52.1%            45.8%            (6.3)%
           1+ Long Distance Services.......................       15.8%            26.9%            11.1%
           Wholesale Services..............................       45.7%            45.9%             0.2%




                         Network operations as a Amount
                          % of revenues for the Change
                       six months ended June 30 Favorable
                                                                   2004             2003         (Unfavorable)
           Residential & Business Services.................       51.6             47.2%            (4.4)%
           1+ Long Distance Services                              20.5%            25.0%             4.5%
           Wholesale Services                                     47.6%            39.8%            (7.8)%


     We also analyze the average expense per unit ("AEPU") for network operations expense, similar to the ARPU calculation for revenues. AEPU is calculated by taking total network operations expense divided by the number of months in the period and is divided by the average lines in service during the respective period. We believe AEPU, which calculates the average network operations expense per average line in service, is a useful measure to evaluate our past network operations expense and to assist in forecasting our future retail network operations expense. We also believe that this measure provides a gauge to compare our network operations expense to other communications providers that have significantly more or less subscribers than we have. The following details AEPU for retail network operations expense:


                                     H-2-24


                                                   Average network operations
                                                    expense per unit for the           Amount         Percentage
                                                       three months ended              Change           Change
                          June 30, Favorable Favorable
                                                    2004              2003          (Unfavorable)   (Unfavorable)
Residential & Business Services............         $31.53           $32.26              $0.73             2.3%
1+ Long Distance Services..................          $1.79            $2.44              $0.65            26.5%
Wholesale Services.........................           *                *                  *                *



                                                   Average network operations
                                                    expense per unit for the           Amount         Percentage
                                                        six months ended               Change           Change
                          June 30, Favorable Favorable
                                                    2004              2003          (Unfavorable)   (Unfavorable)
Residential & Business Services............         $31.92           $32.95              $1.03             3.1%
1+ Long Distance Services..................          $2.15            $2.37              $0.22             9.3%
Wholesale Services.........................           *                *                  *                *


     (*) Not meaningful

     Similar to the ARPU analysis, this table excludes an analysis of wholesale services because management does not look at this measure, given that network expenses related to wholesale services are intended to be zero-margin direct cost pass-through in nature.

     We do expect increases to our AEPU as a result of increased end user usage, continued geographical dispersion of customers to more expensive UNE-P pricing zones and states, an increased proportion of business lines which have a higher network operations expense per unit, and probable increased costs due to uncontrollable change within the regulatory arena relative to the rules under which we gain access to the various UNE-P elements today. We will attempt to ensure that the pricing and availability of UNE-P is conducive to our desire to compete; however, we recognize the wide-range of possibilities that could occur, including the possibility of an immediate and material adverse effect upon our business. We will also begin to experience additional fixed facility charges and additional network operation expenses as we develop and grow our VoIP offering. As stated above negative legal and regulatory outcomes could increase the costs of, or restrict altogether, gaining access to ILEC networks. We would expect to respond by substantially curtailing, or perhaps fully eliminating, our marketing of UNE-P-based services and focusing primarily on VoIP services, thereby mitigating our reliance on ILEC networks.

     Sales and Marketing. Sales and marketing expense decreased $2.1 million to $4.5 million for the three months ended June 30, 2004 compared to $6.6 million the prior year. Sales and marketing expense decreased $2.1 million to $9.0 million for the six months ended June 30, 2004 compared to $11.1 million the prior year. Sales and marketing expense primarily consists of the costs of telemarketing, sending direct mail, advertising and independent sales representative commissions, sales salaries and benefits. Sales and marketing includes all salary and benefits costs paid to employees directly engaged in sales and marketing activities.

     Although the sales and marketing expense decreased for the six months ended June 30, 2004 compared to the same prior year period there were several significant changes in certain line items that compose this expense as detailed below:

     o $2.0 million increase in payroll and related expense as a result of significantly growing our internal sales force to grow our business and VoIP offerings;

     o $3.5 million decrease to other discretionary marketing such as telemarketing, direct mail, and other brand awareness items;



                                     H-2-25

     o $.5 million decrease in one-time and recurring commissions to independent sales contractors. This is mainly due to the corresponding decrease in residential lines.

     We expect to leverage our in-house sales team in the coming months as we have grown this team to drive growth in our business and VoIP offerings and expect to reduce the use of our independent sales contractors to sell business services over the coming quarters. Our business and VoIP sales efforts may become more localized in areas in which we expect to make a substantial investment in VoIP facilities. We believe that by focusing our investment in certain areas we will maximize our network economies in making a transition from a UNE-P based access delivery method to a VoIP solution. We intend to offer additional VoIP based enhanced services, and to reduce our reliance on the incumbent local exchange carriers. Now that we have built a core in-house sales team we expect business sales to provide lower acquisition costs than we have previously experienced. As stated above, legal and regulatory matters could continue to cause us to substantially curtail or fully eliminate the marketing of our UNE-P based services.

     General and Administrative. General and administrative expense primarily consists of employee salaries and benefits, outsourced services, bad debt expense, billing and collection costs, occupancy costs, legal, regulatory and provisioning costs.

     General and administrative expense decreased $.2 million to $31.7 million for the three months ended June 30, 2004, compared to $31.9 million in the prior year period. General and administrative expense as a percentage of revenue increased by 4.8% to 49.7% for the three months ended June 30, 2004, compared to 44.9% in the prior year period.

     The decrease in our general and administrative expense for the three months ended June 30, 2004 was primarily a result of improved collection rates that resulted in decreases to bad debt expense of $2.8 million compared to the same period in the prior year. These were partially offset by increases in sales and use tax expense of $1.0 million as well as additional legal fees due of $1.1 million for outstanding legal matters and efforts to support our position on contested regulatory issues related to UNE-P. We also had an increase in health insurance expense of $.4 million.

     General and administrative expense increased $7.3 million to $66.2 million for the six months ended June 30, 2004, compared to $58.9 million in the prior year period. General and administrative expense as a percentage of revenue increased by 5.4% to 50.0% for the six months ended June 30, 2004, compared to 44.6% in the prior year period.

     The specific significant changes in general and administrative expense line items for the six months ended June 30, 2004 from the same prior year period were as follows:

     o    Increase in legal and professional fees - $2.3 million

     o    Increase in sales and use tax expense - $1.9 million

     o Increase in stock expense for issuance of restricted stock - $0.2 million

     o    Increase in wholesale service costs - $1.4 million

     o    Reduction in ILEC performance credits - $2.6 million

     o    Settlement for litigation related to Metro Nashville - $1.8 million

     o    Accrual for payroll bonus and related expenses - $1.1 million

     o    Increase in health insurance expense - $0.6 million

     o    Reduction in bad debt expense - $3.5 million



                                     H-2-26

     o Reduction in support fees (telephone & verification expense) - $0.9 million

     o    Reduction due to New York lease settlement - $0.2 million

     The increase in general and administrative expense as a percentage of revenue is partially the result of our continued investment in technology personnel and the dedication of existing resources to the continued development and expansion of our VoIP offering. We also spent significantly more on legal and regulatory fees for the six months ended June 30, 2004 compared to the prior year period due primarily to the Metro Nashville lawsuit against us, our continued anti-trust lawsuit against SBC Communications and a continued investment in supporting the legal and regulatory arguments for the continuance of the current UNE-P rules as mandated by the 1996 Telecommunications Act.

     We anticipate general and administrative expenditures will continue to increase in total to support our planned expansion of service offerings for VoIP. We will continue to evaluate our operations for efficiencies and our employee staffing requirements as they relate to increased efficiencies or needs to expand our outsource services.

     As stated above legal and regulatory matters could significantly increase the costs of our access to ILEC networks, if not fully eliminate our access. We would likely respond with a reduction in the number of our employees to reduce general and administrative expenses and help enable us to invest in VoIP operations. Depending on the final resolution of these regulatory matters as they relate to the pricing that we pay to other network providers, we may or may not be able to reduce enough General and Administrative expense to remain a going concern.

     Restructuring Charge. We recorded a restructuring charge in the amount of $.8 million for the three and six months ending June 30, 2004 as compared to the prior year. The primary measure as part of a set of initiatives that we implemented in early June 2004 was a reduction in force of 102 employees, which in aggregate, earned a total salary of approximately $3.5 million. The reduction in force triggered the WARN Act and therefore employees received a severance of at least two months salary and benefits. We recorded the total charge for this initiative in the period ended June 30, 2004 (see Footnote 7 to our financial statements in this report).

     Depreciation and Amortization. Depreciation and amortization expense decreased $.9 million to $5.1 million for the three months ended June 30, 2004, compared to $6.0 million the prior year period. Depreciation and amortization expense decreased $1.6 million to $10.4 million for the six months ended June 30, 2004, compared to $12.0 million the prior year period. Depreciation expense decreased during the three months and six months ending June 30, 2004 due to some of our equipment reaching the end of its fully depreciable life. We have generally been recording more depreciation expense than capital expenditures for several years, and consequently our depreciable capital asset base is smaller than it has been historically.

     We expect to purchase additional computer equipment, switching equipment, furniture and leasehold improvements as a result of our intended VoIP expansion. We will also continually evaluate our depreciation policy with respect to our current and future network plans and the associated purchases of capital equipment. Depending on a variety of matters, including but not limited to, our success in transitioning from UNE-P to VoIP, we may or may not write-off certain assets in the future.

     Interest and Other Income. Interest and other income was $0.5 million as compared to $0.2 million for the three months ending June 30, 2004 and 2003, respectively. Interest and other income was $1.3 million as compared to $1.2 million for the six months ending June 30, 2004 and 2003, respectively. Interest and other income consists of interest charged to our bundled consumer and business customers for not paying their bills on time and income from interest earned from our cash balance.

     Interest and Other Expense. Interest and other expense increased $1.4 million to $2.1 million for the three months ended June 30, 2004, compared to $0.7 million the prior year period. Interest and other expense increased $2.0 million to $3.4 million for the six months ended June 30, 2004, compared to $1.4 million the prior year period. Our interest expense includes late fees for vendor payments and charges related to our working



                                     H-2-27
capital facility, capital leases and our other term debt obligations. The overall increase in interest and other expense for the three and six months ended June 30, 2004 compared to the prior year period was the result of increased late payment charges on vendor payments. We anticipate that interest expense may increase due to the additional availability that may be created from our new asset based loan with Textron Financial Corporation. We also expect to finance as much of our VoIP related capital expenditures as possible and we are seeking and considering additional debt offerings and other financing options in an effort to improve our liquidity in order to fund our growth initiatives for 2004.

     Income Tax Benefit. No provision for federal or state income taxes has been recorded due to the full valuation allowance recorded against the net deferred tax asset for the six months ended June 30, 2004 and the same prior year period.

RESULTS OF OPERATIONS BY SEGMENT

     Our reportable segments reflect strategic business units that offer similar products and service. We have two reportable segments:

     o    Retail Services

     o    Wholesale Services

     Management evaluates the performance of each business unit based on segment results. See our Segment footnote to our consolidated financial statements for a reconciliation of segmented results to the consolidated financial information.

     The following discussions highlight our performance within the context of these segments.

RETAIL SERVICES SEGMENT

     Our retail services operating segment includes our consumer and business bundled service lines of business. This segment also includes our 1+ long-distance stand-alone offering. In mid-2003 we shifted to focusing on growing our business bundled service lines, and to only passively investing in our consumer UNE-P business. We have continued to fully harvest the 1+ long-distance stand- alone offering for maximum cash flow since its acquisition in April 2000. The following tables, in millions, summarize the results for our retail services business segment for the three and six months ended June 30, 2004, respectively compared to the prior year period:


                                                               Retail Services Segment
                                                                Amount       Percentage
                                      For the three months      Change         Change
                                         ended June 30,        Favorable     Favorable     Percentage of Revenues
                                        2004        2003     (Unfavorable)  (Unfavorable)    2004         2003
Revenues
Bundled residential services......      $36.0        $52.0     $(16.0)         (30.8)%        84.1%        94.2%
Bundled business services.........        4.9          0.6        4.3          716.7%         11.5%         1.1%
1+ long-distance services.........        1.9          2.6       (0.7)         (26.9)%         4.4%         4.7%
Total Revenues....................       42.8         55.2      (12.4)         (22.5)%       100.0%       100.0%
Operating expenses:
Network operations................       21.6         24.8        3.2           12.9%         50.5%        44.9%
Sales and marketing...............        4.4          6.6        2.2           33.3%         10.3%        12.0%
Restructure Charge................        0.8          --         (0.8)        (100.0)%         1.9%          --%
General and administrative........       24.8         26.7        1.9            7.1%         57.9%        48.4%
Total operating expenses..........       51.6         58.1        6.5           11.2%        120.6%       105.3%
Segment results...................      $(8.8)       $(2.9)     $(5.9)        (203.4)%       (20.6)%       (5.3)%


                                                               Retail Services Segment
                                                                Amount       Percentage


                                     H-2-28

                                       For the six months       Change         Change
                                         ended June 30,        Favorable     Favorable     Percentage of Revenues
                                        2004        2003     (Unfavorable)  (Unfavorable)    2004         2003
Revenues
Bundled residential services......      $76.0        $96.5     $(20.5)         (21.2)%        86.3%        93.6%
Bundled business services.........        8.2          1.0        7.2          720.0%          9.3%         1.0%
1+ long-distance services.........        3.9          5.6       (1.7)         (30.4)%         4.4%         5.4%
Total Revenues....................       88.1        103.1      (15.0)         (14.5)%       100.0%       100.0%
Operating expenses:
Network operations................       44.3         47.4        3.1            6.5%         50.3%        46.0%
Sales and marketing...............        8.8         11.0        2.2           20.0%         10.0%        10.7%
General and administrative........       52.4         51.8       (0.6)          (1.2)%        59.5%        50.2%
Restructure Charge................        0.8          --         (0.8)        (100.0)%         0.9%          --%
Total operating expenses..........      106.3        110.2        3.9            3.5%        120.7%       106.9%
Segment results...................     $(18.2)       $(7.1)    $(11.1)        (156.3)%       (20.7)%       (6.9)%


     Revenues. Revenues decreased by $12.4 million to $42.8 million for the three months ended June 30, 2004, compared to $55.2 million the prior year period. The net revenue decline in our retail business of $16.7 million is primarily related to our reduction in residential and 1+ long distance lines, for the three months ending June 30, 2004 as compared to the prior period. This was partially offset by a $4.3 million increase in our business services revenue.

     Revenues decreased by $15.0 million to $88.1 million for the six months ended June 30, 2004, compared to $103.1 million the prior year period. The net revenue decline in our retail business of $22.2 million is primarily related to our reduction in residential and 1+ long distance lines, for the six months ending June 30, 2004 as compared to the prior period. This was partially offset by a $7.2 million increase in our business services revenue.

     Additionally, our ARPU per bundled consumer UNE-P line decreased by $6.30 to $64.64 for the three months ended June 30, 2004, compared to $70.94 in the prior year period. Our ARPU per bundled consumer UNE-P line decreased by $4.31 to $65.70 for the six months ended June 30, 2004, compared to $70.01 in the prior year period. There were two significant factors that contributed to this change in ARPU. First, another decrease in access rates (charges that we bill to other carriers for carrying their traffic to our customers) was effective in June of 2003 but would not have been fully reflected in the second quarter 2003 numbers as compared to 2004. (A further decrease occurred in June of 2004.) Secondly, in order to react to the highly competitive telecommunication market and pricing trends we have seen significant line increases in our unlimited bundle service offerings to consumer customers. The unlimited service has a lower ARPU than some of our historical pricing plans because it includes for a fixed price, unlimited domestic and local calling, in addition to all of our enhanced services.

     We expect business service lines to continue to increase throughout the year as we leverage our in-house business sales staff. Our 1+ long-distance revenue is expected to continually decrease and we expect to have some VoIP revenues, although not any meaningful amounts, during 2004. Therefore, we expect that consumer related services will continue to generate the majority of our overall revenue and cash flow during 2004, due to the size of the embedded customer base relative to the other lines of business and the rate at which they may grow.

     Network Operations. Network operations expense decreased by $3.2 million to $21.6 million for the three months ended June 30, 2004, compared to $24.8 million the prior year period. Our network operations as a percentage of revenue increased by 5.6% to 50.5% for the three months ended June 30, 2004, compared to 44.9% the prior year.

     Network operations expense decreased by $3.1 million to $44.3 million for the six months ended June 30, 2004, compared to $47.4 million the prior year period. Our network operations as a percentage of revenue increased by 4.3% to 50.3% for the six months ended June 30, 2004, compared to 46.0% the prior year.

     The increase in network operations expense as a percentage of revenue was a result of increased long distance usage from the growth in our unlimited service offerings and increases in certain network cost elements



                                     H-2-29
as a result of our customer base being spread across more states and zones within those states that have less favorable pricing when compared to the states in which we had customers in the prior year period. These increases were offset by reductions to network operations expense as a result of the overall decrease in our overall retail lines in service at June 30, 2004 compared to the prior year period.

     We expect network operations expense to increase in the near term as we begin to incur more VoIP expenditures and believe that the current regulatory environment surrounding UNE-P will likely result in increased per unit recurring and non-recurring costs, perhaps significantly. The expected growth across all of our service offerings will most likely drive increases to our network operations expense in 2004 and beyond. We believe that over the longer-term, however, our network costs may decrease on a per unit basis as we move from a UNE-P LEC dependent based model to a VoIP model.

     Sales and Marketing. Sales and marketing expense was $4.4 million for the three months ended June 30, 2004 compared to $6.6 million for the prior year period. Sales and marketing expense was $8.8 million for the six months ended June 30, 2004 compared to $11.0 for the prior year period. The changes in our sales and marketing focus are discussed in the consolidated operations.

     We expect to invest in additional headcount for our in-house business sales force and reduce our reliance on a large independent sales contractor agreement for some of our business services line growth which should result in reductions to our acquisition costs for business lines. We also expect to add more sales force related headcount in certain markets as we initiate our VoIP efforts. We anticipate an increasingly localized sales effort in certain markets as VoIP is utilized as the preferred delivery method of our service to end users.

     General and Administrative. General and administrative expense decreased $1.9 million to $24.8 million for the three months ended June 30, 2004, compared to $26.7 million in the prior year. As a percentage of revenues general and administrative expense increased by 9.5% to 57.9% of revenues for the three months ended June 30, 2003 compared to 48.4% the prior year period.

     The decrease in the general and administrative expense for the three months ended June 20, 2004 was primarily the result of improved collection rates that resulted in decreases to bad debt expense of $2.8 million and a decrease in ILEC performance credits received of $1.8 million as compared to the same period in the prior year. These were partially offset by increases in sales and use tax expense of $1.0 million as well as additional legal fees due of $1.1 million for outstanding legal matters and efforts to support our position on contested regulatory issues related to UNE-P. We also had an increase in health insurance expense of $.4 million.

     General and administrative expense increased $0.6 million to $52.4 million for the six months ended June 30, 2004, compared to $51.8 million the prior year. As a percentage of revenues general and administrative expense increased by 9.3% to 59.5% of revenues for the six months ended June 30, 2003 compared to 50.2% the prior year period.

     The overall increase in general and administrative expense for the six months ended June 30, 2004 mirrors the consolidated increases and decreases except that the ILEC gateway expenses are lower as a result of less overall residential lines which is driven by lower residential line acquisition and some decrease in cost per transaction.

     The specific significant changes in general and administrative expense line items for the six months ended June 30, 2004 from the prior year period:

     o    Increase in legal and professional fees - $2.3 million

     o    Increase in sales and use tax expense - $1.9 million

     o Increase in stock expense for issuance of restricted stock - $0.2 million

     o    Increase in hardware and software support - $0.8 million



                                     H-2-30

     o    Reduction in ILEC performance credits - $2.6 million

     o    Settlement for litigation related to Metro Nashville - $1.8 million

     o    Accrual for payroll bonus and related expenses - $1.1 million

     o    Reduction in bad debt expense - $3.5 million

     o    Reduction in support fees related to provisioning - $5.3 million

     o    Reduction due to New York lease settlement - $0.2 million

     o    Reduction to billing and collection expense - $1.3 million

     Included in the retail services general and administrative expense are all employee benefits, occupancy, insurance, and other indirect or overhead-related expenses, as only directly assignable costs are recorded within our wholesale services business segment. We are in the process of reviewing and possibly adopting a methodology for internal reporting purposes that would allocate a portion of these indirect and overhead related expenses to the respective operating segments or possibly separating these expenses from each segment.

     We are planning for overall line and revenue growth in 2005, and therefore expect general and administrative expense to decrease as a percentage of revenues over the longer term as a result of the leveraging of certain elements of our fixed cost structure, although we do expect an increase in overall administrative expense in raw dollars as we incur more charges for provisioning new customers and incremental administrative costs such as billing, collections, and customer care related expenses during the latter part of 2004 and into 2005.

     Our overall general and administrative expenses are somewhat dependent on operational improvements to our retail customer economics. The most significant improvement over the past year was in our bad debt expense, which improved due to our improvements in our customer treatment programs which have been applied consistently to problem accounts and by targeting higher quality customers from a sales and marketing perspective. These improvements helped allow us to invest more rapidly into our business services line of business. We expect to continue focusing on growth for our business and VoIP service offerings which will likely contribute to increased general and administrative expense.

WHOLESALE SERVICES SEGMENT

     Our wholesale services operating segment includes services that we provide to other companies giving them the ability to offer bundled telephony and enhanced services on a private label basis to their own residential and business customers using us as their primary platform for delivery. Our largest current customer for this service is Sprint. The following tables, in millions, summarizes the results for our wholesale services business segment for the three and six months ended June 30, 2004, respectively compared to the prior year period:


                                                              Wholesale Services Segment
                                                                 Amount      Percentage
                                       For the three months      Change        Change
                                          ended June 30,       Favorable     Favorable     Percentage of Revenues
                                         2004        2003     (Unfavorable) (Unfavorable)    2004         2003
Revenues
Sprint............................       $20.6        $10.6      $10.0          94.3%         98.1%        66.7%
MCI...............................         --            5.1       (5.1)       (100.0)%           --%        32.1%
Other.............................         0.4          0.2        0.2         100.0%          1.9%         1.2%
Total Revenues....................        21.0         15.9        5.1          32.1%        100.0%       100.0%
Operating expenses:
Network operations................         9.6          7.4       (2.2)        (29.7)%        45.7%        46.6%
General and administrative........         6.9          5.3       (1.6)        (30.2)%        32.9%        33.3%
Total operating expenses..........        16.5         12.7       (3.8)        (29.9)%        78.6%        79.9%
Segment results...................        $4.5         $3.2       $1.3          40.6%         21.4%        20.1%


                                     H-2-31


                                                              Wholesale Services Segment
                                                                 Amount      Percentage
                                        For the six months       Change        Change
                                          ended June 30,       Favorable     Favorable     Percentage of Revenues
                                         2004        2003     (Unfavorable) (Unfavorable)    2004         2003
Revenues
Sprint............................       $43.7        $12.3      $31.4         255.3%         98.9%        42.6%
MCI...............................         0.1         16.2      (16.1)        (99.4)%         0.2%        56.0%
Other.............................         0.4          0.4        --              --%           0.9%         1.4%
Total Revenues....................        44.2         28.9       15.3          52.9%        100.0%       100.0%
Operating expenses:
Network operations................        21.0         11.5       (9.5)        (82.6)%        47.5%        39.8%
Sales and marketing...............         0.1          --         (0.1)        100.0%          0.3%          --%
General and administrative........        13.8          7.1       (6.7)        (94.4)%        31.2%        24.6%
Total operating expenses..........        34.9         18.6      (16.3)        (87.6)%        79.0%        64.4 %
Segment results...................        $9.3        $10.3      $(1.0)         (9.7)%        21.0%        35.6%


     Revenues. Revenues increased by $5.1 million to $21.0 million for the three months ended June 30, 2004, compared to $15.9 million the prior year period. Our wholesale service revenues increased to 32.9% of consolidated revenues for the three months ended June 30, 2004, compared to 22.4% in the prior year period. We signed our wholesale services agreement with Sprint in February of 2003. Sprint contributed $20.6 million of revenue for the three months ended June 30, 2004 and was our primary wholesale customer during that period. MCI, a former wholesale services customer, contributed of $5.1 million of wholesale revenues during the three months ended June 30, 2003.

     Revenues increased by $15.3 million to $44.2 million for the six months ended June 30, 2004, compared to $28.9 million the prior year period. Our wholesale service revenues increased to 33.4% of consolidated revenues for the six months ended June 30, 2004, compared to 21.9% in the prior year period. Sprint contributed $43.7 million of revenue for the six months ended June 30, 2004 and was our primary wholesale customer during that period. MCI, a former wholesale services customer, contributed $16.2 million of wholesale revenues during the six months ended June 30, 2003.

     On July 26, 2004 Sprint indicated to us that they plan on committing fewer resources to the existing wholesale services arrangement under which we currently operate. Although Sprint is not canceling the agreement, they have indicated to us that we can expect lower sales volumes as early as August 2004. We believe that it is likely that this lower monthly sales activity will lead to an increasingly smaller wholesale subscriber base. To the extent that this proves to be the case, we will likely reduce the workforce that is currently dedicated to the Sprint relationship. This workforce is currently compensated by Sprint at approximately our cost, in proportion to the decline in the size of the wholesale subscriber base. Our net fee income can be expected to decline should the wholesale lines in service begin to decline on an approximately proportional basis.

     Network Operations. Network operations expense increased by $2.2 million to $9.6 million for the three months ended June 30, 2004, compared to $7.4 million in the prior year period. Network operations expense increased by $9.5 million to $21.0 million for the six months ended June 30, 2004, compared to $11.5 million in the prior year period.

     The increases in network operations expenses for the three and six month periods were mostly attributable to an increase in Sprint wholesale lines in service in the latter part of 2003 and into 2004.

     In late 2003, Sprint decided to become the customer of record for billing purposes from the ILECs for all future customers. This transition was completed by January 2004. As churn impacts the number of lines implemented before January 2004, we will expect network operations expense, and revenue, to decrease. Although, it should still be larger than the amounts reported during 2003 for part of the year as a result of the increased total lines that we are still receiving ILEC billings for. This decrease should have little to no impact on our reported segment results.



                                     H-2-32

     General and Administrative. General and administrative expense increased by $1.6 million to $6.9 million for the three months ended June 30, 2004, compared to $5.3 million in the prior year period. General and administrative expense increased by $6.7 million to $13.8 million for the six months ended June 30, 2004, compared to $7.1 million in the prior year period.

     The significant components of this expense are very similar to the administrative expenses incurred on the retail side of our business; however, we only isolate as wholesale expenses those expenses that are directly associated with our wholesale services activity. Therefore, we have not allocated any indirect or corporate (i.e. traditional overhead) expenses, such as certain employee benefits, occupancy expenses, insurance expenses or other similar expenses to the wholesale services business segment. These expenses are all currently included within the retail services business segment. The increase in general and administrative expense is a result of increased wholesale lines in service as a result of growth attributable to Sprint.

     The increase in general and administrative expense is the result of increased payroll expense, the outsourcing of certain functions to limit our cost exposure and increased non-recurring provisioning expenses to establish service for our wholesale customers. Due to the expectation that Sprint will commit less resources to the existing wholesale services arrangement under which we currently operate, we expect general and administrative expense to decrease over the remainder of 2004. We will continue to monitor our wholesale services and determine the appropriate bad debt methodology based on each individual wholesale contract, but we do not expect any material changes to our current approach.

LIQUIDITY AND CAPITAL RESOURCES

     The competitive local telecommunications service business has traditionally been considered to be a relatively capital intensive business, owing to the significant investments required in fiber optic communication networks and in the collocation of switching and transmission equipment in incumbent local exchange carriers' central offices. Although we have historically utilized UNE-P to provide our services to our own end users, we are also now developing a VoIP initiative, an alternative access method by which we can provide our services to end users. VoIP will likely involve more capital investment than the UNE-P based model typically has required. We will continue providing our UNE-P based services, but our focus will increasingly move towards utilizing VoIP as an access method whereby we will provide service to our own end users. In the second quarter of 2004, we launched VoIP in two markets: Tampa, Florida and Atlanta, Georgia. We expect to significantly expand this offering over the coming years. We expect that we will continue to devote significant amounts of our capital resources to continued operations, software development, new service offerings and marketing efforts in order to achieve an acceptable level of penetration in the markets that we target.

     We have incurred accumulated losses since our inception as a result of developing our business, performing ongoing research and development, building and maintaining our network infrastructure and technology, the sale and promotion of our services, and ongoing administrative expenditures. As of June 30, 2004, we had an accumulated deficit of $340.4 million, a net tax operating loss carry forward of approximately $280.8 million, and $8.2 million in cash and cash equivalents. We have funded our expenditures primarily through operating revenues, private securities offerings, an asset based loan agreement and an initial public offering that raised net proceeds of $109.1 million, and working capital facilities.

     We anticipate that we may not generate adequate cash flow over the near future to meet all of our operating, investing and financing requirements. We are actively exploring potential financing arrangements to help improve our liquidity position and to give us more flexibility in pursuing our business plan over the near future. We have the ability and intent to curtail growth initiatives and spending, including the reduction of certain discretionary capital and marketing costs or the implementation of a workforce reduction, in order to continue as a going-concern. There can be no assurance, however, that we will be able to implement our strategies or obtain additional financing under favorable terms, if at all.

     Net cash used in operating activities decreased by $15.3 million to $9.2 million for the six months ended June 30, 2004, compared to $6.1 million in the prior year period. The decrease was primarily a result of the termination of our RFC agreement in favor of a new asset based loan obtained from Textron Financial Cor-



                                     H-2-33
poration in April 2004. As a result of this change, net cash from operations decreased while net cash from financing activities increased.

     Our net cash used in investing activities decreased by $1.0 million to $4.7 million for the six months ended June 30, 2004, compared to $5.7 million the prior year period. The decrease was primarily attributable to the reduction in property and equipment purchases for the six months ended June 30, 2004 compared to the prior year period. We expect our capital expenditures to increase during the last half of 2004, as we plan to increasingly transition our services to a VoIP platform which is a more capital intensive service platform than UNE-P has been. We will attempt to obtain financing for these purchases, but may be unsuccessful in doing so.

     Our net cash provided by financing activities increased $12.3 million to $10.1 million for the six months ended June 30, 2004 compared to $2.2 million the prior year period. The increase was primarily attributable to the execution of the Textron Financial Corporation asset based loan agreement.

     We expect our total debt to increase during 2004 because of our new asset based loan that we obtained from Textron Financial in April 2004 and due to our intent to finance as much of our capital expenditures as possible over the balance of 2004 and into 2005. The Textron agreement replaced the factoring agreement that we had in place with Textron's subsidiary company, RFC. This new agreement will be a loan as opposed to a factoring facility and will therefore be recorded as a financing transaction. The old RFC agreement had been reflected as an operating cash flow item. The new asset based loan will include more of our accounts receivable in the borrowing base calculation than was historically the case with RFC, therefore, likely providing us with some additional liquidity. This increase in financing activities will be only partially off-set by most of our existing term debt being retired by the end of third quarter of 2004. We are also attempting to obtain some type of subordinated debt agreement to provide additional financing to support our growth and new service initiatives for 2004. We may or may not be successful in doing so.

     We currently have agreements with two long-distance carriers to provide transmission and termination services for all of our long distance traffic. These agreements generally provide for the resale of long distance services on a per-minute basis and contain minimum volume commitments. As a result of a settlement of a billing dispute associated with minimum volume commitments required in one of the contracts we have agreed to pay an increased per minute charge for minutes until the achievement of certain minimum minute requirements. Once we meet the new agreed upon minimum minutes we will revert to the terms of our original agreement. All other terms of the original agreement continue in full force. We believe that we will be fully in compliance with all minimum volume commitments during 2004.

ANTICIPATED SOURCES AND USES OF CASH

     When we discuss cash flow throughout this section we are referring to the cash inflows and cash outflows, exclusive of fixed and overhead operating costs such as administrative payroll expenses, non-operations related payroll expenses, occupancy costs, and other costs that are of a corporate or overhead nature. These corporate overhead expenses were $17.2 and $35.0 million for the three and six months ended June 30, 2004, respectively. We believe that it is appropriate to present this information in order to help the reader understand our individual operating contribution streams, while realizing that these contribution streams must in aggregate provide enough cash flow to fund our corporate overhead expenditures.

     Our retail residential UNE-P service currently generates the majority of our cash from operations. We also continue to utilize the 1+ long-distance service as a positive cash generating business, primarily because of our policy of not actively investing in it, other than the ongoing maintenance costs associated with this line of business. Our wholesale services business is also a good source of cash flow. Although not as significant in terms of overall contribution or per line operating metrics as our residential business, it provides a healthy net cash contribution on a per line basis without causing us to incur traditionally significant upfront sales and marketing costs as is typically the case with most retail marketing activities.

     We expect to continue actively investing in the growth of our business services unit which could provide an increasingly positive contribution to our company by late 2004. Finally, we are continuing our revenue and access diversification as we roll-out our VoIP services, in an effort to ultimately provide services that are not



                                     H-2-34
largely dependent on the incumbent local exchange carriers as is the case with UNE-P. We expect to invest in this business throughout 2004 and beyond, without any significant positive net cash contribution until 2005. We believe that this increasingly diversified business model provides us with more avenues for growth opportunity and less dependence on any one model (service, access or end user) for success. We also recognize the importance of managing the timing and ongoing economics of this growth as it relates to our overall cash and financial position.

     Our ongoing capital requirements will depend on several factors, including market acceptance of our services, the amount of resources that we devote to investments in our networks and facilities, the build-out of additional enterprise management centers, the ongoing development of services and brand promotions, the resources that we devote to the sales and marketing of our services, and many other factors including access to acceptable forms of lease financing. We will continue to provide our back-office services and the technology that we have developed to other companies seeking the capability of offering residential and small business telecommunications services on a private label basis to their own customers. As growth and opportunities arise, we expect to make strategic investments in technology and our network architecture and enter potential strategic alliances or partnerships with other entities. We expect to continue to finance our capital expenditures partly from internally generated cash flow and from existing facilities. We expect to see an overall increase in fixed assets across nearly all categories during 2004.

     We are currently under audit by the State of New York for our sales and use and franchise taxes. In July of 2004, we received an updated summary from the State of New York stating that we owe them $2.7 million in sales and use and franchise taxes, before any possible interest or penalties, primarily due to their position that 100% of the bundled services we offer are taxable. Although this process is still on-going, we currently disagree with the State of New York's calculation of the sales and use tax due on our bundled products and we believe that certain portions of the bundle are not subject to sales and use taxes. Our goal is to obtain an acceptable settlement with the state, and we believe that our methodology is appropriate, reasonable, and in compliance with the State of New York's sales and use taxes laws. We have made accruals based on our best estimates of the facts, but are unable to determine the final outcome of this matter at this time.

     In May 2004 we signed a settlement agreement with Metro Nashville to settle certain litigation, as discussed in Footnote "11. Legal and Regulatory Proceedings".

CASH MANAGEMENT

     We have a significant amount of corporate expenditures and other non-essential headcount and related expenses which would not be necessary if we were to reduce our operations to a purely maintenance approach. This would include but not necessarily be limited to the termination of spending on certain new service offerings or new business opportunities, other technological focused initiatives and investments in legal and regulatory related activities.

     Our overall cash position over the balance of 2004 will be dependent upon a variety of factors including, but not limited to, the actual line count levels and reported revenues over the remainder of the year, the speed with which we deploy VoIP related capital expenditures, our ability to secure reasonable forms of lease financing, and whether various operating initiates are implemented in an effort to enhance cash flows. We recognize that our growth will need to be managed very closely from a liquidity standpoint prior to achieving these expected free cash flows, as we are operating with negative working capital and expect to be concurrently pursuing several growth initiatives. We expect the next six months of 2004 to be very challenging from a cash management perspective. We currently carry a total accounts payable balance greater than we have historically and we also expect to increase our capital expenditures over historical levels. We may also incur a variety of front-end loaded expenses as we increasingly transition to VoIP, and we expect that negative cash flows may result over the short term, but should become positive during the last quarter of 2004 or during the first quarter of 2005. We will continue to finance significant capital expenditures internally, but we are working with certain vendors to obtain more generous payment terms that will provide us with more flexibility during this period. We may or may not be successful in these endeavors. If we are able to generate free cash flow we will likely reinvest this cash back into our business to fund our capital expenditures for VoIP, any additional head-count requirement and any related costs for growing certain potions of our business.



                                     H-2-35

     In September of 2003, we decided to postpone a company-wide salary increase. This increase was scheduled to take place in April of 2004. We have announced a plan to provide a bonus to employees that will average 5% of their pay. We currently intend to pay this bonus in December of 2004. We have been considering this as an alternative to a general increase in salaries to help coincide with the expected increased cash flows available in December of 2004. We also have used non-cash compensation such as a company-wide granting of stock options and certain key employees have received restricted stock as a way to assist with deferring the cash impact of increases in salary expenses.

DEBT INSTRUMENTS

Asset-Based Loan

     In April 2004 we signed a three-year asset based loan agreement with Textron Financial Corporation. This agreement eliminated the RFC accounts receivable factoring agreement, and provides us with an availability to borrow up to $25 million. Our overall availability is based on the eligibility of our accounts receivables, subject to certain limitations and advance rates. The new asset-based loan agreement is expected to provide us with additional liquidity because it includes residential, business and wholesale accounts receivable that were not included in our prior arrangement with RFC. The RFC factoring agreement only considered residential accounts receivable as its collateral. We believe that this new agreement will provide us with additional working capital financing flexibility to help facilitate the growth of our business. This agreement has three primary financial covenants: a fixed charge coverage ratio, accounts receivable turnover requirement and an unfunded capital expenditures cap. The fixed charge coverage ratio requirement begins June 30, 2004 and is measured each quarter thereafter with various look-back time periods. The ratio requirements begin low and increase each quarter through December 31, 2004 and then remain constant.

     We did not meet the fixed charge coverage ratio for the quarter ended June 30, 2004. All other covenants have been met per our agreement with Textron. Per the agreement, Textron can cancel the loan arrangement with us; however, we believe that it is unlikely that Textron would take such measures. We are working to resolve this issue without triggering a cancellation of the agreement. At current collection rates, we will collect the total amount outstanding under this facility in less than a month. We believe that Textron is adequately secured under this facility. In addition, we have already disclosed to Textron the cost saving measures recently implemented to make improvements that would allow us to meet the fixed charge coverage ratio required in future quarters.

     There are also common disposition of assets limitations, capital expenditure limitations of $9.0 million per year, limits on change of control, certain notification requirements, change in management limitations and certain other restrictions. There are also certain limitations on our ability to access subordinated debt within the confines of the agreement, however; we believe the agreement provides us with flexibility for future debt financing alternatives.

     We believe that this new agreement will help us to manage our short and long-term cash needs, although we are still exploring other alternatives for obtaining additional funding, including but not limited to subordinated debt and certain equity transactions. We believe that this agreement may provide some help in improving our overall working capital position. If the expected growth in our business is realized we may still have additional liquidity needs that would have to be obtained through additional financings. We also may need additional funds for our VoIP initiative which will be much more capital intensive than the UNE-P business model has been historically. The availability of cash will somewhat dictate the speed in which we will be able to roll this access method out to new markets, as there is an initial cost of at least $0.5 million in capital expenditures to establish service in each major metropolitan area. After this initial cost there are the additional costs of the customer premise equipment and installation and provisioning costs to get customers onto the service but these costs are mostly success based and will likely move in tandem with the addition of new customers but will require larger up-front payments than we currently experience to get a customer successfully provisioned under the UNE-P platform. However, in the longer-term the network costs for these customers are much lower because of the larger capital expenditures for network bandwidth which reduces future incremental costs.



                                     H-2-36

Term Debt

     We have $1.4 million of remaining principal term debt as of June 30, 2004, of which all but $0.1 million is currently scheduled to be fully retired in September 2004. This debt was assumed in the purchase of Touch 1 Communications, Inc., our wholly owned subsidiary, in April 2000. All of this debt is paid monthly and is at a fixed interest rate of 6.0%.

ILEC, IXC AND RELATED DISPUTED CHARGES

     Since our existence we have disputed and continue to dispute significant charges from the various ILECs, IXCs, and certain other carriers providing us network services. We have a policy of treating all charges that we believe to be without merit that are still being presented on a bill to as disputes, regardless of the age of the dispute. We believe that the majority of these charges are without merit; however, we accrue for any charges that we believe represent valid charges against us. Our outstanding disputes at June 30, 2004 totaled $19.7 million. These disputes are summarized in the following table:

                   Outstanding
                   Disputes at
                  June 30, 2004
                  (In millions)

     Alternatively billed services..........................           $8.1
     MCI fixed facility charges.............................            2.3
     Verizon back-billing of installation charges...........            2.4
     Late fees for non-payment of disputed charges..........            3.9
     All others.............................................            3.0
                                                                      $19.7

     Alternatively billed services are primarily charges for certain in-collect and information service calls. These disputes are largely historic in nature. We settled certain of these disputes in Texas with Southwestern Bell Telephone Company. We remit all monies collected associated with these services but do not pay the charges unless we collect from our customers. We believe that our liability related to these charges should be capped at the amount remitted by our end users, however, some of our settlements have included payments in excess of payments from our customers.

     The MCI fixed facility charge dispute is over 3 years old. We have received communications from MCI that these charges are not valid and in August 2004 we have started to receive credits for these disputed amounts. So far, the total amount of credit received is $1.2 million on total disputes of $2.3 million relating to incorrect billings, taxes, surcharges and late payment fees.

     We received a billing for $2.4 million from Verizon relating to the back-billing of dispatch charges believed to relate to the period from August 2000 to February 2002 and from March 2003 to September 2003. We do not know if this is the entire amount they will bill related to these back-billed charges. Our policy is to dispute items that are billed without the necessary underlying detail records and therefore, we have disputed these charges. We expect that if any of these charges are valid, a portion of these charges may be subject to being billed to our wholesale services customers for services that we provided under our contracts with them. We have not received sufficient detail related to these charges from Verizon and therefore, are unable to determine their validity.

     The late fees are accumulating from all of our disputes as we do not pay for disputed items and therefore incur and accumulate late fees for these disputed billings.

     The remaining $3.0 million of disputes relates to various disputes primarily with ILECs for incorrect billing rates, duplicate billing problems, charges for customers for whom we are no longer providing service and other various billing errors.



                                     H-2-37

     While we can make no guarantee, we believe that we are adequately reserved for our disputes and attempt to manage our cash position to ensure that we have the necessary availability of cash to make payments which may arise out of the loss of disputes that we believe are at risk. Therefore, we believe our maximum cash exposure for these charges is $19.7 million. However, we do not believe that these charges are valid and intend to continue our dispute and non-payment of these charges. We may or may not be successful in resolving these issues satisfactorily.




                                     H-2-38

                                                                       Annex H-3


                     AUDITED ANNUAL FINANCIAL STATEMENTS AND
                  RELATED MANAGEMENT'S DISCUSSION AND ANALYSIS

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Z-Tel Technologies, Inc. and Subsidiaries

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders' equity (deficit) and comprehensive income and of cash flows present fairly, in all material respects, the financial position of Z-Tel Technologies, Inc. and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


                               /s/ PricewaterhouseCoopers LLP

                               Tampa, Florida
                               March 29, 2004




                                     H-3-1

                    Z-TEL TECHNOLOGIES, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                                                            December 31,     December 31,
                                                                                                2003             2002
Assets
Current assets:
Cash and cash equivalents .............................................................    $    12,013       $    16,037
Accounts receivable, net of allowance for doubtful accounts of $13,804 and
  $17,401 .............................................................................         24,600            26,749
Prepaid expenses and other current assets .............................................          7,664             5,741
Total current assets ..................................................................         44,277            48,527
Property and equipment, net ...........................................................         39,069            48,320
Intangible assets, net ................................................................          2,287             4,116
Other assets ..........................................................................          3,820             5,748
Total assets ..........................................................................    $    89,453       $   106,711
Liabilities, Mandatorily Redeemable Convertible Preferred Stock and
  Stockholders' Deficit
Current liabilities:
Accounts payable and accrued liabilities ..............................................    $    59,230       $    51,771
Deferred revenue ......................................................................         11,068            10,172
Current portion of long-term debt and capital lease obligations .......................          5,017             5,964
Total current liabilities .............................................................         75,315            67,907
Long-term deferred revenue ............................................................            361             6,277
Long-term debt and capital lease obligations ..........................................            514             4,180
Total liabilities .....................................................................         76,190            78,364
Mandatorily redeemable convertible preferred stock, $.01 par value; 50,000,000 shares authorized; 8,855,089 issued; 8,738,422 and 8,855,089 outstanding
  (aggregate liquidation value of $158,779 and $145,503) ..............................        144,282           127,631
Commitments and contingencies (Notes 11, 16 and 21) Stockholders' deficit:
Common stock, $.01 par value; 150,000,000 shares authorized; 36,186,686 and
  35,609,803 shares issued; 35,845,136 and 35,268,253 outstanding .....................            362               356
Notes receivable from stockholders ....................................................         (1,121)           (1,589)
Additional paid-in capital ............................................................        189,008           205,090
Accumulated deficit ...................................................................       (318,880)         (302,753)
Treasury stock, 341,550 shares at cost ................................................           (388)             (388)
Total stockholders' deficit ...........................................................       (131,019)          (99,284)
Total liabilities, mandatorily redeemable convertible Preferred Stock and
  stockholders' deficit ...............................................................    $    89,453       $   106,711


     The accompanying notes are an integral part of these consolidated financial statements.



                                     H-3-2

                    Z-TEL TECHNOLOGIES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


                                                                                          Year Ended
                                                                                         December 31,
                                                                           2003              2002              2001
Revenues.............................................................  $   289,180      $     238,397    $     280,350
Operating expenses:
Network operations, exclusive of depreciation and                          135,097
   amortization shown below ...............................................                    94,474          159,617
Sales and marketing ....................................................... 18,753             12,327           31,243
General and administrative ................................................127,018            122,579          156,107
Depreciation and amortization ............................................. 23,449             23,936           23,277
Asset impairment charge ...................................................      --              1,129           59,247
Wholesale development costs ...............................................      --              1,018                --
Restructuring charge ......................................................      --              1,861                --
Total operating expenses ..................................................304,317            257,324          429,491
Operating loss ............................................................(15,137)           (18,927)        (149,141)
Nonoperating income (expense):
Interest and other income .................................................  2,086              3,509            6,862
Interest and other expense ................................................ (3,076)            (4,137)          (3,789)
Total nonoperating income (expense) .......................................   (990)              (628)           3,073
Net loss ..................................................................(16,127)           (19,555)        (146,068)
Less mandatorily redeemable convertible preferred stock                    (17,480)
   dividends and accretion ................................................                   (15,589)         (15,059)
Less deemed dividend related to beneficial conversion                         (186)
   feature ................................................................                      (186)          (9,356)
Net loss attributable to common stockholders .........................$....(33,793)      $    (35,330)    $   (170,483)
Weighted average common shares outstanding .............................35,396,922         34,951,720       33,908,374
Basic and diluted net loss per share .................................$....  (0.95)      $      (1.01)    $      (5.03)


     The accompanying notes are an integral part of these consolidated financial statements.



                                     H-3-3

                    Z-TEL TECHNOLOGIES, INC. AND SUBSIDIARIES
      CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
                            AND COMPREHENSIVE INCOME
                        (In thousands, except share data)


                                      Notes
                                                                                Receivable     Unearned      Additional
                                                                                   from          Stock        Paid-In
                 Common Stock Stockholders Compensation Capital
                                                     Shares       Par Value
Balance, December 31, 2000....................     33,754,235     $      340    $     (839)    $    (255)   $   227,304
Issuance of common stock for exercise of
   stock options .............................        254,731              3          (820)                       1,000
Issuance of common stock for exercise of
   warrants ..................................         25,714                                                         --
Issuance of common stock for the purchase of
   software ..................................         27,500              --                                        155
Vesting of stock options granted below
   intrinsic value ...........................                                                       133
Accelerated vesting of stock options .........                                                                       49
Mandatorily convertible redeemable dividends
   and preferred stock accretion .............                                                                  (15,059)
Warrants issued with preferred stock .........                                                                    4,333
Treasury stock received upon cancellation of
   notes receivable from stockholder .........        (61,875)             --            70
Net loss
Foreign currency translation adjustment
Comprehensive loss
Balance, December 31, 2001 ...................     34,000,305            343        (1,589)         (122)       217,782
Issuance of common stock .....................      1,000,000             10                                      2,320
Issuance of common stock for exercise of
   warrants ..................................        171,429              2
Issuance of common stock for exercise of
   options ...................................            361              --
Conversion of mandatorily convertible
   redeemable preferred stock ................         76,158              1                                        679
Vesting of stock options granted below
   intrinsic value ...........................                                                       122
Accelerated vesting of stock options and
   issuance of shares ........................         20,000              --                                         84
Mandatorily redeemable convertible preferred
   stock dividends and accretion .............                                                                  (15,775)
Net loss
Balance, December 31, 2002 ...................     35,268,253            356        (1,589)            --        205,090
Exercise of stock options ....................        394,144              4                                        518
Exercise of warrants .........................         73,714              1
Accelerated vesting of stock options .........                                                                      123
Conversion of mandatorily redeemable
   convertible preferred stock to common .....        109,025              1                                        943
Repayment of notes receivable                                                          468
Mandatorily redeemable convertible preferred
   stock dividends and accretion .............                                                                  (17,666)




                                     H-3-4

Net loss
Balance, December 31, 2003 ...................     35,845,136     $      362    $   (1,121)    $       --    $   189,008
                                                                                    [Additional columns below]




                                     H-3-5

[Continued from above table, first column(s) repeated]

                                                                         Accumulated
                                                                            Other                         Total
                     Accumulated Comprehensive Stockholders'
                       Deficit Loss Treasury Stock Deficit
Balance, December 31, 2000..........................     $  (137,130)    $        (2)   $      (318)  $    89,100
Issuance of common stock for exercise of stock
  options ..........................................                                                          183
Issuance of common stock for exercise of
  warrants .........................................                                                            --
Issuance of common stock for the purchase of
  software .........................................                                                          155
Vesting of stock options granted below intrinsic
  value ............................................                                                          133
Accelerated vesting of stock options ...............                                                           49
Mandatorily convertible redeemable dividends and
  Preferred Stock accretion ........................                                                      (15,059)
Warrants issued with preferred stock ...............                                                        4,333
Treasury stock received upon cancellation of
  notes receivable from stockholder ................                                            (70)            --
Net loss ...........................................        (146,068)                                    (146,068)
Foreign currency translation adjustment ............                               2                            2
Comprehensive loss .................................                                                     (146,066)
Balance, December 31, 2001 .........................        (283,198)              --           (388)      (67,172)
Issuance of common stock ...........................                                                        2,330
Issuance of common stock for exercise of
  warrants .........................................                                                            2
Issuance of common stock for exercise of options ...                                                            --
Conversion of mandatorily convertible
  redeemable preferred stock .......................                                                          680
Vesting of stock options granted below intrinsic
  value ............................................                                                          122
Accelerated vesting of stock options and
  issuance of shares ...............................                                                           84
Mandatorily redeemable convertible preferred
  stock dividends and accretion ....................                                                      (15,775)
Net loss ...........................................         (19,555)                                     (19,555)
Balance, December 31, 2002 .........................        (302,753)              --           (388)      (99,284)
Exercise of stock options ..........................                                                          522
Exercise of warrants ...............................                                                            1
Accelerated vesting of stock options ...............                                                          123
Conversion of mandatorily redeemable
  convertible preferred stock to common ............                                                          944
Repayment of notes receivable ......................                                                          468
Mandatorily redeemable convertible preferred
  stock dividends and accretion ....................                                                      (17,666)
Net loss ...........................................         (16,127)                                     (16,127)
Balance, December 31, 2003 .........................     $  (318,880)    $         --    $      (388)  $  (131,019)


     The accompanying notes are an integral part of these consolidated financial statements


                                     H-3-6

                    Z-TEL TECHNOLOGIES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)


                                                                                                Year Ended
                                                                                               December 31,
                                                                                    2003           2002           2001
Cash flows from operating activities:
Net loss ....................................................................   $   (16,127)   $   (19,555)   $  (146,068)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization ...............................................        23,449         23,936         23,277
Provision for bad debts .....................................................        14,022         23,964         55,530
Asset impairment charge .....................................................             --          1,129         59,247
(Gain) loss on disposal of equipment ........................................           (43)          (132)          (329)
Expense charged for granting of stock options ...............................           123            206            182
Change in operating assets and liabilities:
Increase in accounts receivable .............................................       (11,873)       (23,671)       (17,140)
(Increase) decrease in prepaid expenses .....................................        (1,923)        (1,780)         1,106
Decrease (increase) in other assets .........................................         1,888          1,655         (1,070)
Increase in accounts payable and accrued liabilities ........................         7,460          2,149          5,138
Increase (decrease) in deferred revenue .....................................        (5,020)        10,498         (1,715)
Total adjustments ...........................................................        28,083         37,954        124,226
Net cash provided by (used in) operating activities .........................        11,956         18,399        (21,842
Cash flows from investing activities:
Purchases of property and equipment .........................................       (11,036)       (15,193)       (15,426)
Principal repayments received on notes receivable ...........................            40            590              7
Issuance of note receivable .................................................             --           (997           (196
Net cash used in investing activities .......................................       (10,996)       (15,600)       (15,615)
Cash flows from financing activities:
Payments on long-term debt and capital lease obligations ....................        (5,903         (5,622         (7,532
Proceeds from issuance of mandatorily redeemable convertible
  preferred stock ...........................................................             --              --         17,500
Payments of issuance cost for mandatorily redeemable convertible
  preferred stock ...........................................................             --              --           (450
Payment of preferred stock dividends ........................................           (72)           (34)             --
Principal repayments received on notes receivable issued for stock ..........           468              --              --
Proceeds from exercise of stock options and warrants ........................           523              2            183
Net cash provided by (used in) financing activities .........................        (4,984)        (5,654)         9,701
Adjustment for foreign currency translation .................................             --              --             (2)
Net decrease in cash and cash equivalents ...................................        (4,024)        (2,855)       (27,758)
Cash and cash equivalents, beginning of period ..............................        16,037         18,892         46,650
Cash and cash equivalents, end of period ....................................   $    12,013    $    16,037    $    18,892




                                     H-3-7




                                                                                                  Year Ended
                                                                                                 December 31,
                                                                                        2003         2002         2001
Supplemental disclosure of cash flow information:
Cash paid for interest .........................................................    $   3,070     $   2,788    $   2,648
Non-cash investing and financing activities:
Property and equipment acquired under capital lease obligations ................    $   1,290     $     222    $   2,395
Increase in additional paid-in capital for stock options granted ...............    $     518     $      84    $   1,051
Common stock granted for wholesale services contract ...........................    $       --     $   2,330    $       --
Net increase in unearned stock compensation for stock options granted ..........    $       --     $     122    $     133
Accrued dividends and accretion on preferred stock .............................    $  17,480     $  15,589    $  15,059
Notes receivable issued for common stock .......................................    $       --     $       --    $     820
Forgiveness of note receivable issued for common stock .........................    $       --     $       --    $     (70)
Common stock issued for purchase of assets .....................................    $       --     $       --    $     155
Treasury stock received upon cancellation of note receivable for common
  stock ........................................................................   --              $       --    $     (70)
Conversion of preferred stock to common stock ..................................    $     943     $     680    $       --
Beneficial conversion associated with preferred stock issuance .................    $     186     $     186    $   9,356


     The accompanying notes are an integral part of these consolidated financial statements.



                                     H-3-8

1. NATURE OF BUSINESS

DESCRIPTION OF BUSINESS

     Z-Tel Technologies, Inc. and subsidiaries ("we" or "us") incorporated in Delaware on January 15, 1998 as Olympus Telecommunications Group, Inc. In March 1998, Olympus Telecommunications Group, Inc. changed its name to Z-Tel Technologies, Inc.

     We are an emerging provider of advanced, integrated telecommunications services targeted to residential and small business subscribers. We offer local and long distance telephone services in combination with enhanced communication features accessible through the telephone, the Internet and certain personal digital assistants. We offer our Z-LineHOME and Z-LineBUSINESS services in forty-nine states. Our customers are primarily in ten states. We also provide long-distance telecommunications services to customers nationally.

     We introduced our wholesale services during the first quarter of 2002. This service provides other companies with the opportunity to provide local, long-distance and enhanced telephone service to residential and small business customers by utilizing our telephone exchange services, enhanced services platform, infrastructure and back-office operations.

LIQUIDITY AND CAPITAL RESOURCES

     We have a limited operating history and our operations are subject to certain risks and uncertainties, particularly related to the evolution of the regulatory environment, which impacts our access to and cost of the network elements used to provide services to our customers; access to adequate financing; and competition within the industry.

     We have incurred significant losses since our inception, resulting in an accumulated deficit at December 31, 2003 of approximately $318.9 million. We also had debt outstanding of approximately $5.5 million. We experienced positive cash flows from operations for the first time during 2002 and also had positive cash flows from operations for the year ended December 31, 2003. Prior to 2002, we had historically been dependent on financing from investors to sustain our operating activities.

     At December 31, 2003, we had cash on hand of approximately $12.0 million. In addition, we had an accounts receivable factoring agreement which provides us with up to $25 million dollars to fund operations, of which we were utilizing $13.9 million as of December 31, 2003. This factoring agreement expires on July 27, 2004. Currently, we anticipate obtaining an asset-based loan to replace our current accounts receivable factoring agreement. We expect that this agreement will provide us with $3.0 to $5.0 million of additional liquidity immediately, up to a maximum of $25 million of total liquidity as it is currently contemplated. The additional liquidity is a result of additional accounts receivable being eligible under this arrangement. We anticipate generating, through normal operations, the remaining cash flows necessary to meet our operating, investing and financing requirements. We also are exploring potential subordinated debt arrangements and financing of certain capital expenditures. If actual results differ materially from our current plan or if expected financing is not available, we have the ability and intent to curtail growth initiatives and spending, including the reduction of certain discretionary capital and marketing costs or the implementation of a workforce reduction, in order to continue as a going-concern. There can be no assurance, however, that we will be able to implement our strategies or obtain additional financing under favorable terms, if at all.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include all our accounts and our wholly- owned subsidiaries. All intercompany accounts and transactions have been eliminated.



                                     H-3-9

CASH AND CASH EQUIVALENTS

     We consider all highly liquid investments with original maturity dates of three months or less to be cash equivalents.

PREPAID EXPENSES AND OTHER CURRENT ASSETS

     Prepaid expenses and other current assets consist primarily of prepaid maintenance and support, insurance contracts advances to suppliers and certain disputes with vendors that require payment and filing of a dispute claim.

PROPERTY AND EQUIPMENT, NET

     Property and equipment are recorded at historical cost. Depreciation and amortization are calculated on a straight-line basis over the assets' useful life. Maintenance and repairs are expensed as incurred, while renewals and betterments are capitalized. Upon the sale or other disposition of property, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is recognized in operations. Under the Statement of Position ("SOP") 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use," we expense computer software costs related to internal software that is incurred in the preliminary project stage. When the capitalization criteria of SOP 98-1 have been met, costs of developing or obtaining internal-use computer software are capitalized. We capitalized approximately $3.1, $3.7 and $3.9 million of employee salary costs for internally developed software for the years ended December 31, 2003, 2002 and 2001, respectively. Internal use software is included as a component of property and equipment on the consolidated balance sheet. We also incur research and development costs, such as employee salaries and outside consultants, that are expensed in our general and administrative expense. We expensed approximately $6.0, $7.4 and $8.9 million of research and development costs for the years ended December 31, 2003, 2002 and 2001, respectively.

LONG-LIVED ASSETS

     We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net expected undiscounted cash flows to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the discounted cash flows. We recognized an impairment of $59.2 million related to goodwill acquired from the acquisition of Touch 1 Communications, Inc. ("Touch 1") as a result of the sale of our telemarketing centers in 2001.

     We adopted Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" on a prospective basis on January 1, 2002. This statement supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." However, SFAS 144 retains the fundamental provisions of SFAS No. 121 for the recognition and measurement of the impairment of long-lived assets to be held and used and the measurement of long-lived assets to be disposed of by sale. Impairment of goodwill is not included in the scope of SFAS No. 144 and will be treated in accordance with the accounting standards established in SFAS No. 142, Goodwill and Other Intangible Assets." According to SFAS No. 144, long-lived assets are to be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing or discontinued operations. The statement applies to all long-lived assets, including discontinued operations, and replaces the provisions of APB Opinion No. 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of segments of a business.

INTANGIBLE ASSETS, NET

     We adopted SFAS No. 141 "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets," as of January 1, 2002. SFAS 141 addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination, whether acquired individually or with a group



                                     H-3-10
of other assets, and the accounting and reporting for goodwill and other intangible assets subsequent to their acquisition. These standards require all future business combinations to be accounted for using the purchase method of accounting. Certain intangible assets will no longer be amortized ratably but instead will be subject to impairment tests at least annually.

     Intangible assets on the consolidated balance sheet consist of customer lists resulting from our acquisition of Touch 1 in 2000. The customer lists are amortized over five years using the straight-line method and reviewed for impairment as outlined in our long-lived assets policy above. All goodwill was written-down to a zero value in 2001. See footnote 8, Intangible Assets, for further discussion.

REVENUE RECOGNITION

     Revenues are recognized when earned. Revenues related to long distance, carrier access service and certain other usage driven charges are billed monthly in arrears and the associated revenues are recognized during the month of service. We record an estimate for this amount. Subscription services are billed monthly in advance and we recognize revenues for this service ratably over the service period. We defer certain installation charges and recognize this revenue ratably over the estimated life of our customer. Our wholesale services revenues are derived from contractual arrangements. We perform a review of each contract and determine the appropriate timing of revenue recognition depending on the facts and circumstances of each individual item within the contract. We are currently deferring certain revenues over the life of our arrangements, rather than recognizing these revenues up-front. In instances where we are the primary obligor for costs incurred we use the gross method to record our revenues for wholesale services. We operate in a heavily regulated industry; therefore, our pricing is subject to both state and federal regulatory commission oversight. Such oversight could result in changes to the amount we bill our customers in current and future periods.

     The gross accounting presentation for our wholesale services business segment requires the understanding that certain recorded revenues are actually direct cost pass-through. For instance, under our Sprint contract we charge to Sprint, with a zero mark-up, certain charges that we receive from the incumbent local exchange carriers ("ILECs") that are attributable to lines that are owned by Sprint under the aforementioned agreement. However, late in the third quarter of 2003 Sprint established its own billing codes with the ILECs and has been adding all new customers to these codes. This had the effect of reducing our gross monthly billings to Sprint, yet has no impact on the profitability of the contract. Indeed, Sprint's lines under the wholesale services agreement were actually increasing significantly during the period in reference. This action also has the impact of increasing total margins, even though the profitability of the contract on a per line basis was unchanged. This is why we chose to focus on the net income per wholesale services line in service, as opposed to stated revenues or margins per se.

STOCK-BASED COMPENSATION

     For employee stock options, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation" requiring entities to recognize as an expense, over the vesting period, the fair value of the options or utilize the accounting for employee stock options used under Accounting Principles Board ("APB") Opinion No. 25. We apply the provisions of APB Opinion No. 25 and consequently recognize compensation expense over the vesting period for grants made to employees and directors only if, on the measurement date, the market price of the underlying stock exceeds the exercise price. We provide the pro forma net income and earnings per share disclosures as required under SFAS No. 123 for grants made as if the fair value method defined in SFAS No. 123 had been applied. We recognize expense over the vesting period of the grants made to non-employees based on utilizing the Black-Scholes stock valuation model to calculate the value of the option on the measurement date.

     The following table illustrates, in accordance with the provisions of SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, an Amendment of SFAS 123, Accounting for Stock-Based Compensation," the effect on net loss and earnings per share if we had applied the fair value recognition provisions of SFAS No. 123, to stock-based employee compensation.


                                     H-3-11

                                                                                    For the years ended
                                                                                       December 31,
                                                                            2003            2002           2001
Net loss attributable to common stockholders, as reported...........   $    (33,793)   $    (35,330)   $   (170,483)
Add: Stock based compensation included in net loss .................            123             206            (182
Deduct: Total stock based employee compensation determined under
  the fair value based method for all awards .......................         (5,821)        (13,182)       (13,0430
Net loss attributable to common stockholders, pro forma ............   $    (39,491)   $    (48,306)   $   (183,344)
Basic and Diluted Net Loss Per Common Share ........................
As reported ........................................................    $     (0.95)    $     (1.01)    $     (5.03)
Pro forma ..........................................................    $     (1.12)    $     (1.38)    $     (5.41)


     We calculated the fair value of each grant on the date of grant using the Black-Scholes option pricing model. In addition to there being no payments of dividends on our common stock, the following assumptions were used for each respective period:

                                                For the years ended
                                                    December 31,
                                        2003            2002           2001
Discount Rate....................          3.1%           3.1%            4.7%
Volatility ......................         96.6%          93.0%           87.0%
Average Option Expected Life ....       5 years         5 years        5 years

     Incremental shares of common stock equivalents are not included in the calculation of net loss per share as the inclusion of such equivalents would be anti-dilutive.

ADVERTISING

     Advertising costs are expensed as incurred. Included in sales and marketing expenses are advertising costs of approximately $5.3, $5.2 and $8.8 million for the years ended December 31, 2003, 2002 and 2001, respectively.

INCOME TAXES

     We utilize the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financially reported amounts at each year-end based on enacted laws and statutory rates applicable to the periods in which differences are expected to affect taxable income. A valuation allowance is provided against the future benefits of deferred tax assets if it is determined that it is more likely than not that the future tax benefits associated with the deferred tax asset will not be realized.

FOREIGN CURRENCY TRANSLATION

     We sold our only foreign subsidiary during 2001.

     The assets and liabilities of our foreign subsidiary, whose functional currency is other than the U.S. Dollar, are translated at the exchange rates in effect on the reporting date, and income and expenses are translated at the weighted average exchange rate during the period. The net effect of translation gains and losses is not included in determining net income but is included in accumulated other comprehensive income, which is reflected as a separate component of shareholder's equity. Foreign currency transaction gains and losses are included in determining net income. Such gains and losses are not material for any period presented.



                                     H-3-12

CONCENTRATIONS

     Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. We place our cash and cash equivalents in financial institutions considered by management to be high quality. We maintain cash balances at financial institutions in excess of the $100,000 insured by the Federal Deposit Insurance Corporation ("FDIC"). We had approximately $2.4, $2.7 and $8.1 million invested in interest bearing money market and short-term fixed income investments that are not insured by the FDIC at December 31, 2003, 2002 and 2001, respectively. We have not experienced any losses in these accounts and believe we are not exposed to any significant credit risk on cash balances.

     During the normal course of business, we extend credit to residential and business customers residing in the United States. Our customer base is broken-down as follows:

                                  Percentage of Total Bundled
                                        Service Revenues
                                     2003              2002
     New York                          33%               46%
     Illinois                          10%               13%
     Michigan                           9%               13%
     Georgia                            6%                4%
     Texas                              6%                8%
     Kentucky                           6%                0%
     Pennsylvania                       4%                6%
     Maryland                           3%                2%
     Florida                            3%                0%
     California                         2%                1%
     Indiana                            2%                0%
     Tennessee                          2%                0%
     Alabama                            2%                0%
     Virginia                           2%                2%
     All Others                        10%                5%
                                      100%              100%

     This results in a concentration of credit to residential and business customers in these states. We believe our credit policies, collection procedures and allowance for doubtful accounts minimize the exposure to significant credit risk of accounts receivable balances. Additionally, as of December 31, 2003, our wholesale services receivables are concentrated with Sprint Communications Company L.P. ("Sprint") as they are the primary wholesale customer.

     We rely upon the Regional Bell Operating Companies ("RBOCs") for provisioning of customers and the RBOCs are the primary suppliers of local central office switching and local telephone lines. Global Crossing Ltd and Williams Communications Group Inc. (now WilTel Communications Group, Inc.) are the primary suppliers for our long-distance calling. We have not incurred any material impact to our operations or financial statements as a result of the Chapter 11 bankruptcy filings made by these companies.

     We rely upon two separate service providers for provisioning and billing services essential to support our operations.

SEGMENT REPORTING

     SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," requires that we report financial and descriptive information about reportable segments, and how these segments were determined. We determine the allocation and performance of resources based on total operations. Based on these factors, man-



                                     H-3-13
agement has determined that we operate as two segments as defined by SFAS No. 131 during 2003 and 2002, retail services and wholesale services. We did not earn wholesale services revenue in 2001.

FINANCIAL INSTRUMENTS

     The recorded amounts of cash and cash equivalents approximate fair value due to the short-term nature of these instruments. We have determined that due to the interest rates and short-term nature of the capital lease obligation, the fair value approximates the value recorded. We have determined that the long-term debt assumed through acquisition is recorded at fair value. The interest rates were adjusted to the current market rate for purchase accounting treatment and we believe the debt is properly recorded at fair value.

MANAGEMENT'S USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NEW ACCOUNTING PRONOUNCEMENTS

     In November 2002, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board ("FASB") reached a consensus on EITF No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." EITF No. 00-21 addresses how to account for arrangements that may involve the delivery or performance of multiple products, services and/or rights to use assets. Revenue arrangements with multiple deliverables should be divided into separate units of accounting if the deliverables in the arrangement meet certain criteria. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair values. EITF No. 00-21 also supersedes certain guidance set forth in Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements." The final consensus is applicable to agreements entered into in quarters beginning after June 15, 2003, with early adoption permitted. Additionally, companies are permitted to apply the consensus guidance to all existing arrangements as a cumulative effect of a change in accounting principle. We adopted this new pronouncement effective July 1, 2003, on a prospective basis. This adoption did not have a material impact on our consolidated financial statements.

     In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for our quarter beginning July 1, 2003. We reviewed this new pronouncement and concluded that none of the mandatorily redeemable convertible preferred stock recorded in the mezzanine section of our balance sheet is within the scope of SFAS No. 150. This conclusion is based on the facts that no unconditional obligation requiring the redemption of the securities exists because they are convertible into common at the option of the holder and the conversion option is substantial. We recognize that the FASB is in the process of possibly promulgating additional rules in the future related to securities similar to the ones that we have in the mezzanine section, but are unable to determine what any future rule's impact might have on our consolidated financial statements.

     In June 2003, the FASB issued SFAS 149, "An Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies financial accounting and reporting for hedging activities and derivative instruments, including certain derivative instruments embedded in other contracts. This Statement is effective for contracts entered into or modified after June 30, 2003. We adopted SFAS 149 in the third quarter of 2003. This adoption did not have any impact on our consolidated financial statements.

     In December 2003, the Securities and Exchange Commission released Staff Accounting Bulletin No. 104 ("SAB 104"), Revenue Recognition. SAB 104 clarifies existing guidance regarding revenues for contracts which



                                     H-3-14
contain multiple deliverables to make it consistent with EITF No. 00-21. The adoption of the provisions of EITF 00-21 and SAB 104 had no effect on our results of operations.

     In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46"). FIN 46 requires an investor with a majority of the variable interests in a variable interest entity to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A variable interest entity is an entity that has (1) equity investment at risk that is insufficient to finance the entity's activities without receiving additional subordinated financial support from the other parties, (2) a group of equity owners that are unable to make substantive decisions about the entity's activities, or (3) equity that does not absorb the entity's losses or receive the benefits of the entity. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. We have evaluated our investments and other relationships and have concluded that none qualify as a variable interest entity as defined in FIN 46.

RECLASSIFICATION

     To be consistent with emerging industry practices, the revenues for all periods presented have been changed to reflect the billing to our customers of the Universal Service Fund ("USF") and other regulatory fees and the related payments into the associated regulatory funds as network operations expense. Operating income and net income for all periods presented were unaffected. The additional revenues and expenses recorded were $4.2, $3.1 and $4.5 million for the years ended December 31, 2003, 2002, and 2001, respectively. We also have certain other amounts in the December 31, 2002 and 2001 financial statements that have been reclassified to conform to the December 31, 2003 presentation.

3. WHOLESALE SERVICES

     In February 2003, we executed an agreement providing for the resale of our local wireline telecommunications services and provision of ancillary services with Sprint. Under this agreement, we provide Sprint access to our Web-integrated, enhanced communications platform and operational support systems. This contract includes various per-minute, per-line, and other charges that are being recorded as revenue as earned. We are the primary obligor for certain underlying expenses that are incorporated into our pricing in connection with the agreement and therefore, are recording revenues using a gross presentation, consistent with the method used for our wholesale services agreement with MCI WORLDCOM Communications, Inc. ("MCI"). This method results in certain per-line, per-minute and direct costs being recorded as revenues and the corresponding expenses being recorded in the appropriate operating expense line. As a result of this accounting treatment, increases or decreases in pricing or volume that impact direct costs that are incurred in connection with this agreement would have no impact on net income, as the amount is recorded in an equivalent amount in both revenue and expense. Our wholesale services agreement with Sprint is non-exclusive in nature.

     We are deferring $1.0 million of revenues for pre-contract payments by recognizing this amount ratably over the life of the agreement.

     As of December 31, 2003, under our contract with Sprint, we had approximately $4.7 million of deferred revenue, of which $0.3 million is recorded as long-term deferred revenue. As of December 31, 2002, under our contract with MCI we had approximately $3.6 and $6.3 million of long-term and short-term deferred revenue, respectively.

     On March 20, 2002, we entered into a 48-month agreement with MCI for wholesale telephone exchange services, ancillary services and a limited-term technology license. The agreement was cancelable by either party after eighteen months. This agreement was significantly amended on November 1, 2002.

     Under the original terms of the agreement, MCI was to pay us a maximum of $50 million related to the use of our network in the form of a technology license fee, should the agreement not be terminated early. Cash flows related to the license were to be paid based on the number of MCI customers on our network, as defined in the contract, and were subject to monthly minimum amounts. In addition, MCI was to pay for services provided through usage-based fees according to certain per line and per minute calculations defined in the agreement and MCI was to



                                     H-3-15
also pay fees to us for providing telephone exchange services, payroll costs and certain vendor fees. We are the primary obligor for all costs incurred under this agreement.

     We recognized the $50 million license fee, and amounts received in advance of the contract, on a straight-line basis over the four-year contract period beginning in April 2002. In connection with the agreement, we issued MCI one million shares of our common stock at a price of $2.33, the market price of our stock at the date of the agreement. As a result of this transaction an asset totaling $2.3 million was being amortized on a straight-line basis as a reduction to revenues over the 48-month term of the agreement with the remaining balance recorded in other non-current assets. Monthly usage-based charges and cost reimbursements were recognized when earned.

     On November 1, 2002 we significantly amended the terms or our agreement with MCI. This amendment was made as a result of MCI's bankruptcy filing on July 21, 2002. The significant financial changes in this amendment were the elimination of the $50 million limited-term technology license fee, increases to various fees calculated on a per minute and per line basis, certain additional fees for services provided, elimination of exclusivity clauses, a reduction to the monthly minimum payments and forgiveness of certain amounts to be repaid to MCI.

     Amounts received in advance of revenues being earned were being amortized through December 31, 2004, the amended termination date of the agreement. The amended agreement is cancelable by MCI without cause on or after April 1, 2002, given at least 90 days written notice to us.

     On August 7, 2003, we amended our contract with MCI to terminate the contract on December 31, 2003. On August 15, 2003, MCI provided us with notice that they were terminating the contract effective October 15, 2003, therefore, we recognized $4.8 million of previously deferred revenue.

4. ACCOUNTS RECEIVABLE AGREEMENT

     In July 2000, we entered into an accounts receivable agreement with RFC Capital Corporation, a division of Textron, Inc. ("RFC"), providing for the sale of certain of our accounts receivable to RFC. The RFC agreement provides for the purchase of up to $25.0 million of certain of our accounts receivable, subject to selection criteria as defined in the contract. In July 2002, we extended our agreement with RFC under substantially similar terms for an additional two years. The purchase of the receivables is at the option of RFC and they utilize selection criteria to determine which receivables will be purchased. We had been selling our receivables to RFC at a 23% discount; Prior to March 2002 we sold our receivables at a 32% discount. Our collection percentage for receivables sold to RFC was 98.5% and 92.9% for the years ended December 31, 2003 and 2002, respectively. We received an additional payment from RFC for servicing the assets in an amount equal to every dollar collected over the advance rate, less certain fees. The accounts receivable agreement did not have a minimum receivable sales requirement.

     We sold approximately $138.2 and $135.2 million of receivables to RFC, for net proceeds of approximately $111.9 and $107.3 million, during the years ended December 31, 2003 and 2002, respectively. A net receivable servicing asset of approximately $13.2 and $8.5 million is included in the accounts receivable balance at December 31, 2003 and 2002, respectively. We recorded costs related to the agreement of approximately $1.0, $1.3 and $1.1 million for the years ended December 31, 2003, 2002 and 2001, respectively. Included in accounts payable and accrued liabilities are advances for unbilled receivables in the amount of $4.2 and $3.4 million at December 31, 2003 and 2002, respectively. We were responsible for the continued servicing of the receivables sold.

5. ACCOUNTS RECEIVABLE WRITE-OFF

     During the second quarter of 2001, management performed a detailed analysis of accounts receivable and also reviewed its credit policies relating specifically to acceptance and provisioning of service to new customers. As a result of the analysis and subsequent change in credit policy, we switched our focus from collection efforts on overdue and delinquent account balances to a stringent credit policy surrounding customer acceptance and a collection effort focused on fewer delinquent accounts. The detailed analysis and change in credit policy lead to a write-off of delinquent receivables of approximately $29.9 million and revisions to the estimates used to develop the allowance for doubtful accounts in the current and future periods. We had write-offs of accounts receivable totaling approximately $17.6, $31.6 and $43.9 million for the years ended December 31, 2003, 2002 and 2001, respectively.



                                     H-3-16

6. PROPERTY AND EQUIPMENT

     At the respective dates, property and equipment consist of the following:


                                                              Depreciable
                                                               Lives in
                                                                 Years                    December 31,
                                                                                      2003             2002
Switching equipment.....................................              5-10        $     14,489     $     14,170
Computer equipment .....................................              5-10              35,965           32,092
Software ...............................................                 3              53,813           46,753
Furniture and office equipment .........................              5-10               8,990            9,034
Leasehold improvements .................................              3-15               6,247            6,244
Land and building ......................................             20-30               4,439            4,439
Construction-in-progress ...............................                                 1,047
                                                                                       124,990          112,732
Less accumulated depreciation and amortization .........                                85,921           64,412
Property and equipment, net ............................                          $     39,069     $     48,320


     Depreciation expense related to property and equipment amounted to approximately $9.4, $10.5 and $11.5 million for the years ended December 31, 2003, 2002 and 2001, respectively. Amortization expense related to software amounted to approximately $11.2, $11.3 and $8.5 million for the years ended December 31, 2003, 2002 and 2001, respectively.

     At the respective dates, assets acquired under capital leases, included in property and equipment, consist of the following:

                                                               December 31,
                                                           2003          2002
    Computer equipment................................  $   2,443      $   1,288
    Software .........................................        912            824
                                                            3,355          2,112
    Less accumulated depreciation and amortization ...      1,357            788
    Capital leases, net ..............................  $   1,998      $   1,324

7. ASSET IMPAIRMENT

     In the second quarter of 2001, management decided to reduce telemarketing efforts, resulting in a majority of the operations and assets of telemarketing centers acquired in 2000 from Touch 1 being voluntarily closed or sold. On June 30, 2001, the telemarketing centers sold accounted for approximately $1.0 million in property, plant and equipment. For these assets, we received 270,000 shares of preferred stock of the privately held acquiring company and a note receivable of approximately $0.5 million. The loss recorded from this transaction was approximately $1.0 million.

     As a result of the decision to reduce telemarketing efforts noted above and the subsequent transactions, management performed an assessment of the value of the intangible assets recorded in the Touch 1 acquisition. In the second quarter of 2001, it was determined that undiscounted future cash flows over the remaining amortization period of certain intangible assets indicated that the value assigned to the intangible assets might not be recoverable. Therefore, we undertook an effort to determine the amount of expense to be recorded relating to the impairment.

     The carrying value of the goodwill and identifiable intangibles recorded on the books approximated $61.7 million prior to the impairment analysis. We calculated the fair value of the intangibles by performing a discounted cash flow analysis related to the remaining assets acquired in the Touch 1 purchase. When we determined we would effectively cease any telemarketing efforts in the future, the sole remaining assets from the Touch 1 pur-



                                     H-3-17
chase were certain amounts of property, plant and equipment and intangibles (consisting of customer lists and goodwill) acquired in the Touch 1 transaction. Assuming a monthly attrition rate of 4.5% and a discount rate of 17.5% over an 18 month period, it was determined that the remaining operations acquired from Touch 1 had a liquidation value which approximated the carrying value of the customer lists acquired from Touch 1. At June 30, 2001, the carrying value of the identifiable intangibles associated with the customer lists was approximately $6.8 million. Therefore, during the second quarter of 2001, we recorded a loss of $54.9 million, the difference between the carrying value of all intangibles and the carrying value of the customer lists.

     For the year ended December 31, 2001, we recorded an additional $4.3 million of impaired asset charges, composed of $3.0 million relating to unrealizable software and development projects, $0.9 million of telemarketing property and equipment and $0.4 million of securities deemed to be worthless. As of December 31, 2003 and 2002, we had approximately $2.3 and $4.1 million, respectively, of net intangible assets related to customer lists.

     In April of 2002, we announced a restructuring plan that included a reduction in force and the closure of the North Dakota call centers, acquired from Touch 1, resulting in the settlement of the leases in these locations and an asset impairment charge totaling approximately $1.1 million being recorded in the second quarter of 2002.

8. INTANGIBLE ASSETS

     In accordance with SFAS No. 142, we reassessed the expected useful lives of existing intangible assets. This reassessment resulted in no changes to the expected useful lives of our customer lists. We only have one intangible asset as of December 31, 2003 as a result of all of our goodwill being written-off during 2001.

     Summarized below are the major classes of intangible assets as a result of our acquisition of Touch 1 in April of 2000 that will continue to be amortized under SFAS No. 142. We do not have any intangible assets that will not be amortized:


                                              December 31, 2003                               December 31, 2002
                                                                     Net                                             Net
                                   Carrying      Accululated     Intangible       Carrying       Accululated     Intangible
                                    Amount      Amortization       Assets          Amount       Amortization       Assets
INTANGIBLE ASSETS SUBJECT TO
AMORTIZATION:
Customer related intangible
   assets ...................    $      9,145   $      6,858    $      2,287    $      9,145    $      5,029    $      4,116


     The following table presents current and expected amortization expense of the existing intangible assets as of December 31, 2003 for each of the following periods:

AGGREGATE AMORTIZATION EXPENSE:

For the year ended December 31, 2003............................$    1,829
Expected amortization expense for the years ending December 31,
2004 ...........................................................     1,829
2005 ...........................................................       458

9. OTHER ASSETS

     At the respective dates, other assets consist of the following:

                                                       2003           2002
     Deposits.....................................   $   3,062      $   3,166
     Contract signing bonus ......................          --          1,885


                                     H-3-18

     Certificates of deposit, restricted .........         673            573
     Interest receivable .........................          54             57
     Other .......................................          31             67
                                                     $   3,820      $   5,748

     The certificates of deposit are pledged as collateral on outstanding letters of credit in the amount of approximately $0.7 and $0.6 million at December 31, 2003 and 2002, respectively, related to lease obligations on two of the our office spaces and $0.1 million for certain surety bonds required for regulatory purposes in 2003.

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

     At the respective dates, accounts payable and accrued liabilities consist of the following:

                                                 2003            2002
     Trade accounts payable.................. $    39,176     $    24,541
     Accrued sales and use tax payable ......       6,908          13,936
     Advances on accounts receivable ........       4,181           3,425
     Accrued payroll ........................       2,560           2,038
     Accrued rent ...........................       1,263           1,423
     Accrued transmission ...................         845           1,256
     Other accrued liabilities ..............       4,297           5,152
                                              $    59,230     $    51,771

11. LONG-TERM DEBT

     Long-term debt consists of the following:


                                                                                    2003           2002
RELATED PARTIES:
Note payable to Corman Elegre, customer base pledged as collateral payable in monthly installments, due September, 2004, interest rate
  at 6% ...................................................................      $    2,364     $    5,070
Note payable to First Revocable Trust of W.  F.  Corman, unsecured payable in monthly installments, due September 2004, interest rate
  at 6% ...................................................................             132            315
Note payable to James F.  Corman, unsecured, payable in monthly
  installments, due September 2004, interest rate at 6% ...................              45            106
UNRELATED PARTIES:
Note payable to Franklin Investment Funds, unsecured, payable in
  monthly installments, due September 2004, interest rate of 6% ...........             919          2,183
Note payable to First National Bank of Atmore, unsecured, personally guaranteed by James F. Corman, payable in monthly installments, due
  September 2004, interest rate at 6% .....................................             123            293
Notes payable to Touch 1 pre-petition creditors (trade vendors), unsecured, payable in monthly installments, due September 2004,
  interest rate at 6% .....................................................             409            732
Notes payable to Touch 1 pre-petition creditors (trade vendors), priority unsecured, payable in monthly Installments, due
  September 2005, interest rate at 6% .....................................              58            245
                                                                                      4,050          8,944
Less: Current portion .....................................................          (3,992)        (5,193)


                                     H-3-19

Total long-term debt ......................................................      $       58     $    3,751


OPERATING LEASES

     We have entered into various non-cancelable operating leases for equipment and office space with monthly payments through the year 2009. Included in general and administrative expense is rental expense relating to operating leases of approximately $2.9, $2.9 and $2.8 million for the years ended December 31, 2003, 2002, and 2001, respectively. Sales and marketing expense includes $0.0, $0.3 and $0.6 million of rental expense relating to operating leases for the year ended December 31, 2003, 2002 and 2001, respectively.

CAPITAL LEASES

     We have entered into various capital lease obligations that have effective interest rates ranging from 3.8% to 19.9%, with three capital leases remaining with payments through 2006.

     Future minimum lease payments under non-cancelable operating and capital leases and long-term debt as of December 31, 2003 are as follows:


                                                                                         CAPITAL
                                                                     OPERATING            LEASE          LONG-TERM
Year ending december 31,                                              LEASES           OBLIGATIONS          DEBT
2004..........................................................     $     2,939       $        1,245      $    3,992
2005 .........................................................           2,035                  489              58
2006 .........................................................           1,411                   41               --
2007 .........................................................           1,461                    --               --
2008 .........................................................           1,518                    --               --
Thereafter ...................................................             907                    --               --
Less amount representing estimated executory costs
  (taxes, etc.), including profit thereon, included in
  minimum lease payments .....................................               --                  115               --
Net minimum payment ..........................................     $    10,271       $        1,660      $    4,050
Less amount representing Interest on obligations under
  capital lease ..............................................                                  179
Present value of minimum lease payments (including
  approximately $1,025 due within one year) ..................                                1,481


12. MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK

     In 2003, four holders of our Series D Convertible Preferred Stock ("Series D Preferred") converted their shares to common stock. There was a total of 66,667 shares of Series D converted into 109,025 shares of common stock. We also paid $0.1 million in cash for certain dividends. In 2002, we had one conversion of 50,000 shares of Series D converted into 76,158 common shares.

     In July 2000, we filed a Certificate of Designation authorizing the issuance of 5.0 million shares of $.01 par value Series D Preferred. We received aggregate proceeds of approximately $56.3 million in connection with the sale of 4,688,247 shares of Series D Preferred at a price of $12.00 per share. The costs associated with the transaction were approximately $0.4 million. The Series D Preferred is convertible at an original conversion price of $12.00, which price is subject to adjustment for such items as: (i) a dividend or distribution to common shareholders (whether such dividend or distribution is in stock, securities or other property), (ii) a stock split, (iii) a stock combination,
(iv) a reclassification of the common stock, (v) the issuance of stock or, securities convertible into or exercisable for our common stock at a price that is less than the adjusted conversion price and other events that would cause dilution of ownership to the Series D Preferred stock. As a result of certain of these events the conversion price at December 31, 2003 is $8.63. The Series D Preferred is convertible into common stock at the option of the



                                     H-3-20
holder (i.e., initially convertible on a one-for-one basis); however, there are certain circumstances that provide for us to force a conversion of the stock. Series D Preferred is mandatorily redeemable in 2008, has an 8% cumulative dividend payable at times in cash and at times in-kind with additional Series D Preferred and has certain, liquidation preferences and voting rights. Each purchaser of Series D Preferred received a warrant to purchase a number of our shares of common stock equal to one-half of the amount of Series D Preferred purchased by such investor. Each warrant is exercisable at a price of $13.80 per share subject to certain adjustments that have lowered the exercise price to $9.88 per share, at December 31, 2003.

     In November 2000, we filed a Certificate of Designation authorizing the issuance of approximately 6.3 million shares of $.01 par value Series E Convertible Preferred Stock ("Series E Preferred"). We received proceeds of approximately $50.0 million in connection with the sale of 4,166,667 shares of Series E Preferred at a price of $12.00 per share. The purchaser of Series E Preferred received a warrant to purchase a number of our shares of common stock equal to one-half of the amount of Series E Preferred purchased by such investor. These warrants are exercisable at a price of $13.80 per share subject to certain adjustments that have lowered the exercise price to $7.62 per share, at December 31, 2003. Series E Preferred is convertible at an original conversion price of $12.00, which price is subject to adjustment for such items as (i) a dividend or distribution to common shareholders (whether such dividend or distribution is in stock, securities or other property), (ii) a stock split,
(iii) a stock combination, (iv) a reclassification of the common stock, (v) the issuance of stock or securities convertible into or exercisable for our common shares at a price that is less than the adjusted conversion price, and (vi) other events that would cause dilution in the ownership of the holders of the Series E Preferred stock. As a result of these events the conversion price at December 31, 2003 is $8.25. The Series E Preferred is convertible into common stock at the option of the holder (i.e., initially convertible on a one-for-one basis); however, there are certain circumstances that provide us the ability to force a conversion of the stock. Series E Preferred is mandatorily redeemable 8 years from the original issue date, has an 8% cumulative dividend payable in-kind and has certain liquidation preferences and voting rights.

     In July 2001, we filed a Certificate of Designation authorizing the issuance of 175 shares of Series G junior convertible preferred stock ("Series G Preferred"). On July 2 and August 3, 2001, we issued an aggregate of 175 shares of Series G Preferred for aggregate proceeds of $17.5 million, initially convertible into 11,739,970 shares of common stock, at a conversion price of $1.49, subject to adjustment for such items as: (i) a dividend or distribution to common shareholders (whether such dividend or distribution is in stock, securities or other property), (ii) a stock split, (iii) a stock combination,
(iv) a reclassification of the common stock, (v) the issuance of stock or securities convertible into or exercisable for our common stock at a price that is less than the adjusted conversion price and upon the occurrence of certain other events that would cause dilution in the ownership of the holders of the Series G Preferred. To date there has been no change in the conversion price. In conjunction with the issuance of the Series G Preferred, we issued warrants to purchase 3,000,000 shares of common stock at an exercise price of $0.01 per share. Series G Preferred, becomes mandatorily redeemable September 18, 2006. The Series G Preferred has a 12% cumulative dividend, is convertible at the option of the holder and has certain liquidation rights; however, there are certain circumstances that provide for an automatic conversion of the Series G Preferred.

     In accordance with generally accepted accounting principles, we recorded a deemed dividend of approximately $2.3 million, which results from the value assigned to the warrants and a beneficial conversion feature associated with the Series G Preferred transaction. These deemed dividends were originally accreted over an expected life through December 31, 2001 (the earliest redemption date). Once shareholder approval was obtained on October 30, 2001, the remaining balance of $1.2 million was to be accreted over the remaining 5-year redemption period. We recorded approximately $0.2, $0.2 and $1.6 million of a deemed dividend related to this beneficial conversion feature in 2003, 2002 and 2001, respectively.

     As a result of certain anti-dilution clauses in the Series D Preferred stock agreement, the issuance of Series G Preferred triggered an additional beneficial conversion feature related to the Series D Preferred agreement. The deemed dividend of approximately $7.8 million was accreted immediately, in the third quarter of 2001.

     In accordance with EITF 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios," APB Opinion No. 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants," EITF 00-27, "Application of Issue No. 98-5 to Certain Convertible Instruments" and SFAS No. 128 "Earnings Per Share" we recorded non-cash charges relating to a beneficial conversion, cumulative dividends and preferred stock accretion. We recorded preferred stock dividends and accretion of $17.5,



                                     H-3-21

$15.6 and $15.1 million for the years ended December 31, 2003, 2002 and 2001, respectively. We also recorded a deemed dividend related to a beneficial conversion feature in the amounts of approximately $0.2, $0.2 and $9.4 million for the years ended December 31, 2003, 2002 and 2001, respectively.

     The recording of the beneficial conversion feature and the resulting preferred stock accretion is the result of calculating the accounting conversion price through a fair value allocation of the net proceeds received in the preferred stock offerings between the preferred stock and the warrants issued. This required the use of the Black-Scholes valuation model to calculate the fair value on a per share or warrant basis for the Series D, E and G Preferred. The beneficial conversion and resulting preferred stock accretion and the cumulative dividend are included in the calculations of the net loss attributable to common stockholders and the net loss per share calculation.

13. COMMON STOCK

     The board of directors has never declared dividends on our common stock since January 15, 1998 (Inception).

     In March 2003, our Board of Directors authorized the repurchase of up to one million shares of our common stock for a twelve-month period. We did not repurchase any shares.

     On February 19, 2001, our Board of Directors adopted a Stockholders Rights Agreement (the "Plan") designed to deter coercive takeover tactics and prevent an acquirer from gaining control of us without engaging in negotiation with our Board of Directors.

     Under the terms of the plan, preferred stock purchase rights were distributed as a dividend at the rate of one right for each share of our common stock, par value $0.01 per share and a corresponding number of rights for each outstanding share of our Series D and E preferred stock outstanding at the close of business on March 7, 2001. Until the rights become exercisable, additional common stock or Series D and E Preferred will also have one right attached.

     The rights will become exercisable only upon certain triggering events whereby certain persons or groups of persons have expressed the intent to acquire at least 15% or more of the voting power of the outstanding common shares.

     Upon the occurrence of a triggering event, each right will entitle holders to buy one one-thousandth of a share of our Series F Junior Participating preferred stock, par value $0.001 per share, at an exercise price of $45 per one-thousandth of a share, subject to adjustment. Each holder of a right will thereafter have the right to receive, in lieu of Series F Junior Participating preferred stock and upon payment of the exercise price, common stock (or in certain circumstances, cash, property or other of our securities) having a value equal to two times the exercise price of the right. Except as otherwise provided in the plan, we will generally be able to redeem the rights at $0.001 per right at any time on or prior to a triggering event. The rights will expire on February 19, 2011, unless earlier redeemed by the Board of Directors.

14. RESTRUCTURING CHARGES

     In April of 2002, we approved and implemented a restructuring to enhance our future cash flows and operating earnings. The restructuring included a reduction of force coupled with the closure of our North Dakota call centers and our New York sales office. In accordance with EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity," the restructuring costs were recognized as liabilities at the time management committed to the plan. Management determined that these costs provided no future economic benefit to us.

     The restructuring charge includes termination benefits in connection with the termination of 167 employees and lease abandonment costs. In addition, we agreed to a settlement to exit the two leases for our call centers in North Dakota as of July 1, 2002. All termination benefits and settlements to exit our leases in North Dakota are paid



                                     H-3-22
as of December 31, 2002. We have recorded a lease abandonment charge representing the future lease payments for our New York office as a liability and payments exist through August 2005.

     The following table shows the restructuring charges and related accruals recognized under the plan and the effect on our consolidated financial position:


                                                           Employee         Lease           Lease
                                                          Termination    Settlement      Abondonment
                           Benefits Costs Costs Total
            Balance at January 1, 2002................    $      --        $      --      $      --          $      --
            Plan Charges .............................         913             325           623             1,861
            Cash paid ................................        (913)           (325)          (72)           (1,310)
            Balance at December 31, 2002 .............           --               --           551               551
            Cash paid ................................                                      (200)             (200)
            Balance at December 31, 2003 .............    $      --        $      --      $    351          $    351


15. INCOME TAXES

     We account for income taxes under SFAS No. 109, "Accounting for Income Taxes." Deferred income tax assets and liabilities are determined based upon differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

     A reconciliation of the difference between the effective income tax rate and the statutory federal tax rate follows:

                                                                    2003          2002           2001
               Tax at U.S.  statutory rate.................       $  (5,644)    $  (6,844)    $ (51,145)
               State taxes, net of federal benefit ........            (413)         (573)       (2,698)
               Change in valuation allowance ..............           5,807         7,255        36,779
               Goodwill amortization ......................               --             --        19,725
               Other ......................................             250           162        (2,661)
                                                                  $       --     $       --     $       --

     Significant components of our deferred tax assets and liabilities are as follows:

                                                                              2003            2002
               Current deferred tax assets:
               Accounts receivable ..................................      $    5,246      $    6,612
               Other ................................................           1,968              95
               Noncurrent deferred tax assets:
               Net operating loss carryforward ......................         106,691          99,869
               Deferred revenue .....................................             271           2,385
               Deferred compensation ................................             181             616
               Excess capital losses ................................             133             133
               Accrued expenses .....................................             145             696
               Other ................................................             480             541
               Gross deferred tax assets ............................         115,115         110,947
               Less: Valuation allowance ............................        (111,900)       (106,093)
                                                                                3,215           4,854
               Noncurrent deferred tax liabilities:


                                     H-3-23

               Property and equipment ...............................          (2,346)         (3,290)
               Intangible assets ....................................            (869)         (1,564)
               Net deferred tax asset ...............................      $        --      $        --


     Generally accepted accounting principles require a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all of the evidence, management has determined that a valuation allowance of approximately $111.9 and $106.1 million is necessary at December 31, 2003 and 2002, respectively.

     At December 31, 2003 and 2002, our net operating loss carryforward for federal income tax purposes is approximately $280.8 and $262.8 million, respectively, expiring in various amounts from 2018 through 2023. Utilization of our net operating loss carryforwards may be subject to annual limitations due to ownership change rules as provided by the Internal Revenue Code and similar state provisions.

16. COMMITMENTS AND CONTINGENCIES

     We have disputed billings and access charges from certain inter-exchange carriers ("IXCs") and incumbent local exchange carriers ("ILECs"). We contend that the invoicing and billings of access charges to us are not in accordance with the interconnection, service level, or tariff agreements between us and certain IXCs and ILECs. We have not paid these disputed amounts and management believes that we will prevail in these disputes. At December 31, 2003, the total disputed amounts were approximately $18.2 million.

     In August 2000, we entered into an agreement with a service firm to outsource customer provisioning and other ordering through electronic bonding with the incumbent local exchange carriers. In September 2002, we renegotiated this agreement, resulting in a lowering of our monthly minimum payments and an increase to the fees we pay on a per transaction basis. Our annual commitment, subject to certain adjustments, is approximately $9.6 million for the year ending December 31, 2004. We made payments under the agreement totaling $11.8, $9.7 and $6.3 million for the years ended December 31, 2003, 2002 and 2001, respectively. The minimum payments are required by us, regardless of our use of the services provided for in the contract. This contract provides, under certain circumstances, for early termination and severance fees for such action.

     We currently have agreements with two long-distance carriers to provide transmission and termination services for all of our long distance traffic. These agreements generally provide for the resale of long distance services on a per-minute basis and contain minimum volume commitments. As a result of a settlement of a billing dispute associated with minimum volume commitments required in one of these contracts we have agreed to pay an increased per minute charge for minutes until the achievement of certain minimum minute requirements which we expect to meet in the first half of 2004. Once we meet the new agreed upon minimum minutes we will revert to the terms of our original agreement. All other terms of the original agreement continue in full force. We believe that we will be fully in compliance with all minimum volume commitments during 2004. We accrued amounts representing the incremental fees in 2003, so that the expense recorded per minute is consistent throughout the agreement.

     In connection with certain of our wholesale services agreements, all or a portion of customer lines are provisioned using our company code. Therefore, we are the customer of record for the regional bell operating companies' wholesale billing. It is very likely that the state commissions would require us to continue providing services to the end user customer for at least a 90-day period, regardless of whether our wholesale relationships continue.

     We have agreed to certain service level agreements ("SLA"s) for providing service under our wholesale agreements. If we were to not fulfill the SLAs after the phase-in period there are certain remedies including but not limited to financial compensation. We have not had any financial compensation paid as a result of any SLAs since our inception.



                                     H-3-24

17. RELATED PARTY TRANSACTIONS

     In January 2001, we accelerated the vesting of 50,000 stock options granted to an executive as part of his severance agreement. This acceleration resulted in the employee being fully vested in stock options with a strike price of $3.64 when the stock was trading at $4.50. We recorded approximately $0.1 million in general and administrative expense as a result of this transaction.

     In January 2002, we accelerated the vesting of 96,471 stock options granted to an executive as part of his severance agreement. This acceleration resulted in the employee being fully vested in stock options with a strike price of $1.30 when the stock was trading at $1.80. The employee forfeited 76,471 of his vested options in return for the exercise of 20,000 shares of stock. We recorded approximately $0.1 million in general and administrative expense as a result of this transaction.

     In February 2003 we received a payment of $0.5 million from an executive officer who is also on our Board of Directors in fulfillment of an outstanding note receivable to us.

     In August 2003, we accelerated the vesting of 122,223 stock options granted to an executive as part of his severance agreement.

     This acceleration resulted in the employee being fully vested in stock options with a strike price of $1.30 per share and were in-the-money trading at $2.02 per share as the time of acceleration. As a result of this transaction we recorded approximately $0.1 million in general and administrative expense.

     As of December 31, 2003 we have approximately $1.7 million of notes receivable from employees and former employees for various reasons We have recorded approximately $1.1 million of these loans as a contra to our equity as the loans were for the purchase of stock. The remaining $0.6 million loans were more of a personal nature and we have made an accrual for $0.5 million as some of these loans are to former employees and the likelihood of collection and lack of collateral make it likely that these amounts will not be collectable. These notes are primarily due by December 2004 with approximately $0.8 million due by that date. Only two notes are due beyond this date, one is a note in the amount of approximately $0.8 million, due in June 2005, and the other is approximately $0.1 million and is a demand note that currently has no specific due date.

     We paid interest on our related party term debt in the amounts of $0.3, $0.4 and $0.6 million for the years ended December 31, 2003, 2002 and 2001, respectively.

18. EMPLOYEE BENEFIT PLAN

     In 1999, we established a 401(k) plan covering defined employees who meet established eligibility requirements. Under the original plan provisions, we did not make matching contributions. Effective September 15, 2000, we merged the plans of Touch 1 and ours and established a matching contribution for the 401(k) plan to 50% of participating contributions to a maximum matching amount of 5% of a participant's compensation. Our contribution was approximately $0.5 million for each of the years ended December 31, 2003, 2002 and 2001.

19. STOCK-BASED COMPENSATION

     Effective October 30, 1998, we adopted the 1998 Equity Participation Plan ("1998 Plan"), for the grant to eligible employees and eligible participants of options to purchase up to 1,261,000 shares of our common stock. During September and November 1999, the Board of Directors (the "Board") increased the shares available for grant under the 1998 Plan to 6.0 and 7.5 million shares, respectively.

     Effective April 20, 2000, we adopted the 2000 Equity Participation Plan ("2000 Plan"). This plan allows for the grant to eligible employees and eligible participants of options to purchase up to 2.0 million shares of our common stock. The 2000 Plan automatically increases the number of shares available for grant on the first day of our fiscal year beginning in 2001 equal to the lesser of (i) 3.0 million shares, (ii) 6% of the outstanding shares on such date, or
(iii) a lesser amount determined by the Board.



                                     H-3-25

     Our plans are administered by a committee appointed by the Board, or by the Board. The Board or the appointed committee shall administer the 2000 Plan, select the eligible employees and eligible participants to whom options will be granted, the price to be paid, the exercise period and the number of shares subject to any such options and interpret, construe and implement the provisions of the 2000 Plan.

     Stock option grants approximate the fair market value at the date of grant. The vesting periods on these options range from immediately to four years and have a maximum contractual life of ten years.

     Prior to the adoption of the 1998 Plan, the Board awarded options (the "Initial Plan") for the right to purchase 3,868,800 shares of common stock at a weighted average option price per share of $2.83. The vesting periods on these options range from immediately to four years, and have a maximum contractual life of ten years.

     A summary of the stock option activity for the years ended December 31, 2003, 2002 and 2001 is presented below:

                                                         1998 Equity               2000 Equity
                              Initial Plan            Participation Plan       Participation Plan               Total
                                        Weighted                  Weighted                 Weighted                  Weighted
                                        Average                   Average                   Average                   Average
                         Number of      Exercise     Number of    Exercise    Number of    Exercise     Number of    Exercise
                           Shares        Price        Shares       Price       Shares        Price       Shares        Price
Outstanding,
December 31, 2000         2,888,252     $   2.98      3,627,188    $  13.07    1,751,640    $  11.45     8,267,080    $   9.20
Granted ............                                                           4,257,450        1.69     4,257,450        1.69
Exercised ..........        (47,486)       2.32        (130,253)      3.64             --        --         (177,739)       3.29
Forfeited ..........        (97,144)       2.49        (638,227)     12.70      (727,376)       9.84    (1,462,747)      10.60
Outstanding,
December 31, 2001         2,743,622        3.01       2,858,708      13.58     5,281,714        3.80    10,884,044        6.17
Granted ............              --        --                  --       --        3,370,475        1.29     3,370,475        1.29
Exercised ..........              --        --                  --       --          (20,361)       1.30       (20,361        1.30
Forfeited ..........        (17,593)       3.31        (480,845)     19.97    (1,242,132)       3.58    (1,740,570)       8.10
Outstanding,
December 31, 2002         2,726,029        3.01       2,377,863      12.29     7,389,696        2.70    12,493,588        4.59
Granted ............              --        --                  --       --        1,712,600        1.94     1,712,600        1.94
Exercised ..........              --        --                  --       --         (394,144)       1.32      (394,144)       1.32
Forfeited ..........              --        --           (292,237)      3.21      (437,183)      12.31      (696,420)       8.67
Expired ............       (550,000)       3.64               --       --                --        --         (550,000)       3.64
Outstanding,
December 31, 2003         2,176,029     $   2.85      2,085,626    $  13.56    8,270,969    $   2.10    12,565,624    $   4.14


We did not grant any options to non-employees during 2003, 2002 and 2001.

     The following table summarizes information about stock options outstanding at December 31, 2003:

                                                                    Weighted
                                                                    Average
         Exercise               Number            Number          Exercisable
       Price Range           Outstanding        Exercisable          Price
       $0.00 - $1.00             159,050            73,189        $      0.85
       $1.01 - $2.00           7,613,075         4,176,775        $      1.28
       $2.01 - $3.00             658,548           184,609        $      2.26
       $3.01 - $4.00           1,731,388         1,729,691        $      3.65


                                     H-3-26

       $5.01 - $6.00             366,620           366,620        $      5.45
       $6.01 - $7.01             303,900           302,700        $      7.00
        $7.00 -$8.00             173,453           170,953        $      7.39
       $8.01 - $9.00               8,450             7,900        $      8.96
      $9.01 - $10.00              76,250            76,250        $     10.00
     $11.01 - $12.00              58,900            58,900        $     12.00
     $12.01 - $13.00             942,190           940,190        $     13.00
     $13.01 - $47.00             473,800             1,000        $     30.59
                              12,565,624         8,088,777

20. COMPUTATION OF NET LOSS PER SHARE

     Basic net loss per share is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding during the period. Incremental shares of common stock equivalents are not included in the calculation of net loss per share as the inclusion of such equivalents would be anti-dilutive.

     Net loss per share is calculated as follows:


                                                                                      Year Ended December 31,
                                                                               2003             2002            2003
Basic and diluted net loss per share:
Net loss ..............................................................     $   (16,127)    $   (19,555)     $  (146,068)
Less mandatorily redeemable convertible preferred stock
   dividends and accretion ............................................         (17,480)        (15,589)         (15,059)
Less deemed dividend related to beneficial conversion feature .........            (186)           (186)          (9,356)
Net loss attributable to common stockholders ..........................      $  (33,793)     $  (35,330)      $ (170,483)
Weighted average common shares outstanding ............................      35,396,922      34,951,720       33,908,374
Basic and diluted net loss per share ..................................      $    (0.95)     $    (1.01)      $    (5.03)


     For each of the periods presented, basic and diluted net loss per share are the same. The following table includes potentially dilutive items that were not included in the computation of diluted net loss per share for all periods presented because to do so would be anti-dilutive in each case:

                                                                                      Year Ended December 31,
                                                                               2003             2002            2001
Unexercised stock options..............................................       12,565,624      12,493,588       10,884,044
Unexercised warrants ..................................................       10,652,769      10,443,330       10,425,982
Mandatorily redeemable preferred stock convertible into common
  shares ..............................................................       31,678,795      27,901,655       25,941,982
Total potentially dilutive shares of common stock equivalents .........       54,897,188      50,838,573       47,252,008


21. LEGAL AND REGULATORY PROCEEDINGS

     During June and July 2001, three separate class action lawsuits were filed against us, certain of our current and former directors and officers (the "D&Os") and firms engaged in the underwriting (the "Underwriters") of our


                                     H-3-27
initial public offering of stock (the "IPO"). The lawsuits, along with approximately 310 other similar lawsuits filed against other issuers arising out of initial public offering allocations, have been assigned to a Judge in the United States District Court for the Southern District of New York for pretrial coordination. The lawsuits against us have been consolidated into a single action. A consolidated amended complaint was filed on April 20, 2002. A Second Corrected Amended Complaint (the "Amended Complaint"), which is the operative complaint, was filed on July 12, 2002.

     The Amended Complaint is based on the allegations that our registration statement on Form S-1, filed with the Securities and Exchange Commission ("SEC") in connection with the IPO, contained untrue statements of material fact and omitted to state facts necessary to make the statements made not misleading by failing to disclose that the underwriters allegedly had received additional, excessive and undisclosed commissions from, and allegedly had entered into unlawful tie-in and other arrangements with, certain customers to whom they allocated shares in the IPO. The plaintiffs in the Amended Complaint assert claims against us and the D&Os pursuant to Section 11 of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated by the SEC thereunder. The plaintiffs in the Amended Complaint assert claims against the D&Os pursuant to Sections 11 and 15 of the Securities Act of 1933 and Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated by the SEC thereunder. The plaintiffs seek an undisclosed amount of damages, as well as pre-judgment and post-judgment interest, costs and expenses, including attorneys' fees, experts' fees and other costs and disbursements. Initial discovery has begun. We believe we are entitled to indemnification from our Underwriters.

     A memorandum of understanding has been reached by lawyers for the plaintiffs, the issuers and insurers of the issuers. The memorandum sets forth the terms of a proposed settlement, the principal components of which are (i) a release of all claims against the issuers and their officers and directors, (ii) the assignment by the issuers to the plaintiffs of certain claims the issuers may have against the Underwriters and (iii) an undertaking by the insurers to ensure the plaintiffs receive not less than $1 billion in connection with claims against the Underwriters. Our board of directors has approved the memorandum of understanding. To be binding, the settlement must be approved by substantially all the issuers and thereafter submitted to and approved by the court. The settlement will not be binding upon any plaintiffs electing to opt-out of the settlement.

     The Metropolitan Government of Nashville and Davidson County, Tennessee, on behalf of the Metropolitan Nashville Employee Benefit Board (collectively "Metro Nashville"), filed a lawsuit against us on September 20, 2002. The lawsuit asserts claims under Delaware Law, the Uniform Commercial Code, and state law and seeks actual damages of $18 million, punitive damages of $18 million, interest, and court costs. Metropolitan Nashville Employee Benefit Board is our common shareholder. Metro Nashville alleges that we wrongfully and improperly delayed delivery of a stock certificate, preventing Metro Nashville from selling or taking other steps to protect the value of their shares while the price of our stock declined significantly. The court denied our motion to dismiss on January 20, 2003 and denied our motion for summary judgment on January 21, 2004. We filed a motion for reconsideration of the Order Denying Summary Judgment on February 6, 2004. This motion is still pending before the court. The court has scheduled trial to begin on May 17, 2004. We believe the lawsuit is without merit and intend to oppose the allegations vigorously; however, we cannot predict the outcome of this litigation with any certainty.

     On August 6, 2002, we filed a complaint against Southwestern Bell Telephone Company ("SWBT") before the Public Utility Commission of Texas ("PUCT"), requesting that the PUCT enjoin SWBT from disconnecting our access to customers in Texas on the basis of a billing dispute between the parties. The billing dispute centered on whether we owed SWBT certain amounts for collect calls from SWBT retail customers to our retail customers. On August 23, 2002, the PUCT issued in part the injunctive relief requested by us, making clear that service not be interrupted. Since that injunction, we and SWBT have been involved in a dispute resolution process over these and other billing disputes between SWBT and SBC affiliates of SWBT.

     On October 9, 2003, Z-Tel Communications, Inc., our wholly-owned subsidiary corporation, filed a lawsuit against SBC Communications, Inc. and several of its subsidiaries (collectively, "SBC") in federal court in Texas, where both SBC and we do business. The lawsuit alleges SBC's violation of the federal antitrust laws, the Racketeering Influenced Corrupt Organizations Act (RICO), the Lanham Act, and other federal and state laws. The complaint seeks damages and an injunction against SBC. On November 20, 2003, SBC filed a motion to dismiss the


                                     H-3-28
complaint. This motion is pending before the court. We cannot predict the outcome of this litigation with any certainty.

     In September 2003, the FCC released its final decision in the Triennial Review proceeding. In the Triennial Review Order, the FCC also ruled that entrants would no longer be able to access network elements utilized by incumbent local telephone companies to provide "broadband" services, such as fiber-to-the-premises loops, high-capacity transport, packet switching, line-sharing for DSL services, and fiber-fed "next-generation digital loop carrier" loops. These limitations on unbundled access could have a significant impact upon our business; if incumbent carriers deploy next-generation architectures as a replacement for their existing local plant, there is the significant possibility that our ability to provide services to our customers will be eliminated or severely restricted in such situations. The FCC did reaffirm incumbent local telephone company obligations to provide unbundled access to Enhanced Extended Links ("EELs," a combination of loop and transport) and the UNE-P combination in particular circumstances, subject to review by state public utility commissions. In particular, the FCC ruled that entrants like us would be able to purchase dedicated transport (utilized in EELs) and analog switching (utilized in UNE-P) on an unbundled basis, subject to state-by-state review of whether such unbundling was needed in their states.

     Carriers were involved in those state-by-state proceedings when, on March 2, 2004, the D.C. Circuit Court of Appeals overturned the FCC's decision as an improper delegation of authority to state public utility commissions. See Report and Order on Remand and Further Notice of Proposed Rulemaking, Review of Section 251 Unbundling Obligations of Incumbent Local Exchange Carriers, 18 FCC Rcd 16978 (2003) ("Triennial Review Order"), rev'd in part and remanded, United States Telecom Ass'n v. FCC, Nos. 00-1012, 00-1015, 03-1310 et al. (D.C. Cir. March 2, 2004) ("USTA II"). The D.C. Circuit ordered that the unbundled transport and switching rules be vacated after sixty days or upon denial of a petition for rehearing, whichever occurs later. A majority of the FCC has indicated that it will support an appeal of this decision. We are weighing our legal options with regard to this opinion, as are other competitive carriers. If the USTA II decision is not stayed or reversed, it could have immediate, significant, adverse and material impact upon our business. For example, ILECs might utilize the reversal of the unbundling rules to deny us access to their local networks. We depend upon such access to provide our services to our customers.

     With regard to pricing, states and the FCC are currently re-evaluating the pricing of network elements. As a result, it is possible that prices in some states could increase or lower rates from existing levels. Currently, the incumbent local exchange carriers Verizon, BellSouth, SBC and Qwest have rate cases pending before state regulatory commissions in at least one state in each of their respective territories. In particular, ongoing rate cases in Illinois, Ohio, Indiana and Michigan could significantly raise the existing rates for some network elements and network element combinations. Our intent is to be an active participant in many of these rate cases and any others that might be critical to our operations. We anticipate joining other competitive service providers in arguing that existing rates and rates proposed by the incumbents are overstated and do not reflect the true total element long run incremental costing principles required by the FCC and the Telecommunications Act. The FCC, in Docket No. 03 is currently reevaluating its prescribed methodology for calculating unbundled network element rates. In the 2002 Verizon v. FCC decision, the U.S. Supreme Court affirmed the FCC's current pricing methodology, called "Total Element Long Run Incremental Cost," or "TELRIC." The current FCC rulemaking proposes to modify the TELRIC methodology by mandating that states set prices based upon the forward-looking costs of operating the existing network architecture of incumbent local telephone company networks. In many instances, modifying the TELRIC methodology in this way could increase the rates we pay for certain elements and result in lower rates for other elements. We believe that the FCC's proposals to modify TELRIC are inconsistent with the Supreme Court's decision in the Verizon case, meaning that new FCC TELRIC rules may be subject to considerable litigation if they are adopted.

     While the prevailing productivity trends within the industry would predict the adoption of lower rates in association with the provision of unbundled network elements and network element combinations, we cannot predict the outcome of any pending or potential rate case or judicial proceeding. Increases or decreases in rate levels charged by incumbent local exchange carriers as a result of regulatory and/or judicial review through rate case, court case or arbitration proceedings could significantly impact our business plans.

     We believe that in the event the rules are vacated without any replacement by either the FCC or the state utility commissions, we have interconnection agreements with our principal ILEC vendors that will permit us to continue to obtain access to local network elements during any intervening time period. However, it is possible that



                                     H-3-29
any or all of those ILECs will refuse to abide by the terms of those agreements or seek to terminate those agreements. We are evaluating our legal options to ensure that we continue to meet the needs of our existing and future customers.

     In the ordinary course of business, we are involved in legal and regulatory proceedings, disputes and tax audits at the federal, state and local level that are generally incidental to our ongoing operations. In addition, from time to time, we are the subject of customer and vendor complaints filed with the state utility commissions of the states in which they operate or the Federal Communications Commission. Most complaints are handled informally, and at this time, there are no formal proceedings pending. While there can be no assurance of the ultimate disposition of incidental legal proceedings or customer complaints, we do not believe their disposition will have a material adverse effect on our consolidated results of operations or financial position.

22. SEGMENT REPORTING

     We have two reportable operating segments: Retail Services and Wholesale Services.

     Prior to 2002 we had only one reportable segment: retail services.

     The retail services segment includes our Z-LineHOME and Z-LineBUSINESS services that offer bundled local and long-distance telephone services in combination with enhanced communication features accessible, through the telephone, the Internet and certain personal digital assistants. We offer Z-LineHOME and Z-LineBUSINESS in 49 states. Our customers are concentrated primarily in metropolitan areas in 10 states for both our Z-LineHOME and Z-LineBUSINESS services. This segment also includes our Touch 1 residential long-distance offering that is available nation-wide.

     The wholesale services segment allows companies to offer telephone exchange and enhanced services to residential and small business customers. This service is currently available in 49 states and Sprint is our primary customer for this offering.

     Management evaluates the performance of each business unit based on segment results, exclusive of adjustments for unusual items. Special items are transactions or events that are included in our reported consolidated results but are excluded from segment results due to their nonrecurring or non-operational nature. It is also important to understand when viewing our segment results that we only record direct expenses in our wholesale services and therefore, all employee benefits, occupancy, insurance, and other indirect or overhead related expenses are reflected in the retail services segment.

     The following summarizes the financial information concerning our reportable segments for the years ended December 31, 2003, 2002 and 2001:

                                                                       December 31,
                                                          2003             2002             2001
Retail Services
Revenues........................................      $    205,059     $    208,280     $    280,350
Depreciation and amortization ..................      $     20,956     $     22,428     $     23,277
Segment results ................................      $    (18,905)    $     (9,975)    $    (36,721)
Capital expenditures ...........................      $     10,239     $      6,657     $     15,426
Identifiable assets ............................      $     77,108     $     97,914     $    116,737


                                                                         December 31,
                                                              2003          2002           2001
Wholesale Services
Revenues.............................................       $  84,121     $  30,774     $       --
Depreciation and amortization .......................       $   2,493     $   1,508     $       --


                                     H-3-30

Segment results .....................................       $  24,717     $  11,315     $       --
Capital expenditures ................................       $     797     $   8,536     $       --
Identifiable Assets .................................       $  12,345     $   8,797     $       --


     The following table reconciles our segment information to the consolidated financial information for 2003, 2002 and 2001:

                                                                                     December 31,
Revenues                                                                  2003           2002           2001
Total segment revenues .........................................       $   289,180    $   239,054    $   280,350
MCI bankruptcy revenue reversal ................................                 --           (657)             --
Total consolidated .............................................       $   289,180    $   238,397    $   280,350


                                                                                     December 31,
Segment results:                                                          2003           2002           2001
Total segment results ..........................................       $    5,812     $    1,340     $  (36,668)
Retroactive reduction to network access rate ...................            2,500          8,981              --
MCI bankruptcy .................................................                --         (1,304)             --
Write-off of accounts receivable ...............................                --              --        (29,949)
Asset impairment charge ........................................                --         (1,129)       (59,247)
Wholesale development costs ....................................                --         (1,018)             --
Restructuring charge ...........................................                --         (1,861)             --
Depreciation and amortization ..................................          (23,449)       (23,936)       (23,277)
Total consolidated operating loss ..............................       $  (15,137)    $  (18,927)    $ (149,141)


23. SUBSEQUENT EVENTS

     In February 2004, we received from two employees an aggregate payment of $0.5 million for repayment of notes receivable.

     In March 2004, we signed an agreement with a large communication company with a large embedded customer base. This agreement is a marketing arrangement in which we would pay a monthly recurring commission and certain other fees based on retail customers added during the agreement. We will own the end user and will consequently be responsible for providing all services and expenses associated with these customers, similar to our existing retail UNE-P business. This agreement has no minimum requirements but we were provided with formal notice for a projected launch of May 6, 2004.

     In March 2004, we granted 285,000 shares of restricted stock with an approximate value of $0.8 million to certain executive officers and key employees. The cost of the stock is $0.01, par value, per share and vests one-third after one year and one thirty-sixth each month thereafter.

SUPPLEMENTAL QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

     In the following summary of quarterly financial information, all adjustments necessary for a fair presentation of each period were included.


                                     H-3-31

                                                                           Quarter ended
                                               March 31,           June 30,
                                                  2003               2003         September 30, 2003   December 31, 2003
Revenues................................    $      60,929      $      71,046      $      82,716        $       4,489
Operating loss .........................           (3,280)            (5,587)            (2,069)              (4,201)
Net loss ...............................           (3,105)            (6,008)            (2,553)              (4,461)
Loss per share (1) .....................    $       (0.21)     $       (0.30)     $       (0.18)       $       (0.26)
Weighted average shares outstanding ....       35,268,253         35,305,448         35,368,759           35,641,435


                                                                           Quarter ended
                                               March 31,           June 30,
                                                  2002               2002         September 30, 2002   December 31, 2002
Revenues................................     $       58,156     $       63,039     $       59,478       $       57,724
Operating income (loss) ................            (11,172)             1,355             (5,127)              (3,983)
Net income (loss) ......................            (10,607)               259             (4,962)              (4,245)
Loss per share (1-4) ...................     $        (0.42)    $        (0.11)    $        (0.26)      $        (0.22)
Weighted average shares outstanding ....         34,307,194         35,074,936         35,191,836           35,220,240


(1) Earnings per share were calculated for each three-month period on a stand-alone basis.

(2) We recorded start-up costs of approximately $1.0 million for the development our new Wholesale Services offering during the first quarter of 2002.

(3) We recorded approximately $1.9 million for termination benefits, lease abandonment and lease settlement costs in connection with the closure of two call centers in North Dakota and our New York sales office in the second quarter of 2002.

(4) We recorded approximately $1.2, $1.3 and $9.0 million as a result of retroactive rate reduction for the unbundled network elements in the first quarter 2003, second quarter 2003 and second quarter 2002, respectively.




                                     H-3-32

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion together with the "Selected Consolidated Financial Data," financial statements and related notes included in this document. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those projected in the forward-looking statements as a result of certain factors, including, but not limited to, those discussed in "Item 1. Business," as well as "Cautionary Statements Regarding Forward-Looking Statements," and "Risks Related to our Financial Condition and our Business," below, and other factors relating to our business and us that are not historical facts. Factors that may affect our results of operations include, but are not limited to, our limited operating history and cumulative losses, uncertainty of customer demand, anticipated rapid expansion, potential software failures and errors, potential network and interconnection failure, dependence on local exchange carriers, dependence on third party vendors, success and profitability of our wholesale services, dependence on key personnel, uncertainty of government regulation, legal and regulatory uncertainties, and competition. We disclaim any obligation to update information contained in any forward-looking statement.

OVERVIEW

     We offer local and long distance telephone services in combination with enhanced communication features accessible through the telephone or the Internet. These features include Personal Voice Assistant ("PVA"), "Find-Me," "Notify-Me," caller identification, call waiting and speed dialing. PVA allows users to store contacts in a virtual address book and then access and utilize that information by voice from any telephone. PVA users can also send voice e-mails. We are an emerging provider of advanced, integrated telecommunications services targeted to residential and business customers. In addition to providing our services on a retail basis, we are also providing these services on a wholesale basis. Our wholesale services provide other companies the ability to utilize our telephone exchange services, enhanced services platform, infrastructure and back-office operations to provide services to retail and business customers on a private label basis. For management purposes, we are organized into two reportable operating segments: retail services and wholesale services. The nature of our business is rapidly evolving, and we have a limited operating history.

Economic and Industry-Wide Factors

     The overall telecommunication industry is experiencing an enormous amount of competition. Although telecommunications has always been relatively competitive, it seems that competitive pressures are even further intensifying, as incumbent and new providers continue to undercut each other in price while offering more and new services. In order to promote new services, providers usually provide immediate discounts and enticements. This generally makes prospective customers more willing perhaps to switch telecommunication providers and experiment with new service offerings. The industry is also receiving entrants from other industries, which is creating various bundling and pricing opportunities. Not only are end user prices generally decreasing, but customers are also receiving more minutes, features, options, and partnering advantages than has been typically available in the past. The industry is also experiencing increased churn as service providers in the wireline, wireless, VoIP, cable, internet, satellite, and other markets compete for and in some cases target each-other's customer bases with various marketing and partnering opportunities. The overlapping of markets is also driving the desire of companies to be the sole provider of services across many communication markets, which provides additional margins and an incentive to customers to stay with the provider as a result of discounts for receiving multiple services.

     The 1996 Telecommunications Act and the establishment of the unbundled network element platform ("UNEP") and total element long run incremental cost ("TELRIC") pricing have been consumed in either regulatory uncertainty or in the court system as the ILEC's continue to argue for the elimination of UNE-P or at a very minimum the need to increase pricing of UNE-P. This consistent status of flux and uncertainty has become more significant recently. The uncertainty is a result of the D.C. Circuit decision that vacates certain Federal Communication Commission ("FCC") rules related to UNE-P 60 days from March 2, 2004, or upon denial of a petition for rehearing, whichever is later, primarily as a result of what, in the court's opinion, is the mishandling of the 1996 Telecommunications Act by the FCC. Therefore, the competitive carriers have appealed to the U.S. Supreme Court to review the case. This uncertainty could make it extremely difficult to operate our business as we must work even more diligently to convince the market, customers, partners, vendors, lenders and other constituents that this issue



                                     H-3-33
will pass and we will be able to continue to successfully pursue our business plan. We believe that UNE-P will continue to exist into the foreseeable future, but we do not know the exact time-frame. We will also continue to pursue our VoIP initiatives, as this is our planned longer-term solution to mitigating or perhaps fully eliminating our risk from the uncertainty of UNE-P.

     We believe that there are significant opportunities to grow our business, especially through marketing partnerships. We believe that the establishment of bundled service offerings as being the "standard" will further drive the convergence of services across all telecommunication service offerings and even across markets. We believe that this will only increase as customers increasingly recognize the value of bundled services. We expect further partnering and potential consolidation in the telecommunications industry during the coming years as competition continues, the regulatory environment becomes clearer and the availability of service offerings expands. There is also significant risk with these factors as the intense competition from a price and service perspective will force continued operational and financial pressures on operating margins and perhaps other measurements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

     Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our critical accounting policies and estimates, including those related to revenue recognition, disputed payables related to network operations expense, valuation of accounts receivable, property, plant and equipment, long-lived and intangible assets, restructuring reserves, tax related accruals and contingencies. We base our estimates on experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may materially differ from these estimates under different assumptions or conditions. Furthermore, accounting treatment of assets, liabilities, revenues, and expenses may differ from telecommunication regulatory treatment of these same items.

     We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

     Revenue Recognition. Revenues are recognized when earned. Revenues related to long distance, carrier access service and certain other usage driven charges are billed monthly in arrears and the associated revenues are recognized during the month of service. We record an estimate for this amount. Subscription services are billed monthly in advance and we recognize revenues for this service ratably over the service period. We defer certain installation charges and recognize this revenue ratably over the estimated life of our customer. Our wholesale services revenues are derived from contractual arrangements. We perform a review of each contract and determine the appropriate timing of revenue recognition depending on the facts and circumstances of each individual item within the contract. We are currently deferring certain revenues over the life of our arrangements, rather than recognizing these revenues up-front. In instances where we are the primary obligor for costs incurred we use the gross method to record our revenues for wholesale services. We operate in a heavily regulated industry; therefore, our pricing is subject to both state and federal regulatory commission oversight. Such oversight could result in changes to the amount we bill our customers in current and future periods.

     The gross accounting presentation for our wholesale services business segment requires the understanding that certain recorded revenues are actually direct cost pass-through. For instance, under our Sprint contract we charge to Sprint, with a zero mark-up, certain charges that we receive from the incumbent local exchange carriers ("ILECs") that are attributable to lines that are owned by Sprint under the aforementioned agreement. However, late in the third quarter of 2003 Sprint established its own billing codes with the ILECs and has been adding all new customers to these codes. This had the effect of reducing our gross monthly billings to Sprint, yet has no impact on the profitability of the contract. Indeed, Sprint's lines under the wholesale services agreement were actually increasing significantly during the period in reference. This action also has the impact of increasing total margins, even though the profitability of the contract on a per line basis was unchanged. This is why we chose to focus on the net income per wholesale services line in service, as opposed to stated revenues or margins per se.



                                     H-3-34

     Disputed Payables Related to Network Operations and General and Administrative Expense. Network operations expenses are primarily charges from the ILECs for the leasing of their lines, utilizing the UNE-P, made available to us as a result of the Telecommunication Act of 1996, and long distance and other charges from inter-exchange carriers ("IXCs"). We record certain charges such as up-front set-up fees, incorrect dispatch, and change and modification charges in the general and administrative expense line item. We typically have disputed billings with IXCs and ILECs as a matter of normal business operations. Certain of these disputed amounts are recorded as an expense at the time of dispute, but we do not pay any of our disputes until they are resolved and it is determined that we indeed owe part or all of the dispute. Our disputes are for various reasons including but not limited to incorrect billing rates, alternatively billed services, duplicate billing errors, and costs associated with line loss. This pricing is subject to both state and federal oversight and therefore, our pricing is subject to change. Any such change could have a material impact on our business.

     Management recognizes as disputes any billing that is continued to be presented as a past-due amount on invoices that we receive. This approach results in the disclosure of certain disputes that management does not believe are of a significant risk to us, primarily due to the age and/or the dispute, but believe it is appropriate to disclose the amounts as they have not been resolved and continue to be billed to us as past-due amounts.

     Valuation of Accounts Receivable. Considerable judgment is required to assess the ultimate realization of receivables, including assessing the probability of collection and the current credit-worthiness of our customers. We regularly analyze our approach as we gain additional experience or new events and information are identified to determine if any change to our methodology is warranted. Our current allowance methodology is directly related to the age of a customer's receivable and the belief that the older the receivable is, the less likely a customer is to pay. Additionally, we have performed liquidation and other collection analyses to make necessary changes in reporting our accounts receivable in a reasonable and prudent fashion. The impact of changing the percentages we use for each aging bucket in the calculation of our allowance for doubtful accounts by 5% would result in a $0.5 million change to our bad debt expense.

     Property, Plant and Equipment. Changes in technology or changes in the intended use of property, plant and equipment may cause the estimated period of use or the value of these assets to change. We utilize straight-line depreciation for property and equipment. We perform an annual analysis to confirm the appropriateness of estimated economic useful lives for each category of current property, plant and equipment. Estimates and assumptions are used in both setting depreciable lives for various asset classes and in testing for recoverability. These estimates and assumptions require considerable judgment. The effect of a one year change in the useful lives of our switching and computer equipment, software and software development would result in a change of $5.3 million to our depreciation expense.

     Tax Related Accruals. Our estimates of deferred and current income taxes and the significant items giving rise to the deferred assets and liabilities are shown in Footnote 15 - Income Taxes to our consolidated financial statements. These reflect our assessment of actual current and future estimated income taxes to be paid on items reflected in the financial statements, giving consideration to both timing and probability of actual realization. Currently we have placed a 100% valuation allowance on all net deferred tax assets. A valuation allowance to reduce deferred tax assets is required if the weight of evidence it is more likely than not that the deferred tax assets will not be realized. We also are subject to various tax audits from various federal, state, and local jurisdictions and make estimates based on available information and after consultation with experts, where necessary. We believe that our estimates are reasonable based on facts known now; however, they may change materially in the future due to new developments.

     Contingencies. We are subject to proceedings, lawsuits, audits and other claims related to lawsuits and other legal and regulatory proceedings that arise in the ordinary course of business. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of loss accrual required, if any, for these contingencies are made after careful analysis of each individual issue. We consult with legal counsel and other experts where necessary in connection with our assessment of any contingencies. The required accrual for any such contingency may change materially in the future due to new developments in each matter.



                                     H-3-35

CONSOLIDATED RESULTS OF OPERATIONS

     YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002 The following consolidated Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with results by segment. Key selected financial and operating data for the years ended December 31, 2003 and 2002 are as follows:

                                                                   Amount Change  Percentage Change
                                           For the year ended        Favorable        Favorable
                                              December 31,         (Unfavorable)    (Unfavorable)     Percentage of Revenues
                                           2002         2003                                            2003         2002
                                             (In Millions)
Results of Operations:
Revenues ...........................    $   289.2    $   238.4    $       50.8          21.3%           100.0%      100.0%
Operating expenses:
Network operations .................        135.1         94.5           (40.6)        (43.0)%           46.7%       39.6%
Sales and marketing ................         18.8         12.3            (6.5)        (52.8)%            6.5%        5.2%
General and administrative .........        127.0        122.6            (4.4          (3.6)%           43.9%       51.4%
Asset impairment charge ............          --            1.1             1.1         100.0%            --%           0.5%
Wholesale development costs ........          --            1.0             1.0         100.0%            --%           0.4%
Restructuring expense ..............          --            1.9             1.9         100.0%            --%           0.8%
Depreciation and amortization ......         23.4         23.9             0.5           2.1%             8.1%       10.0%
Total operating expenses ...........        304.3        257.3           (47.0)        (18.3)%          105.2%      107.9%
Operating loss .....................        (15.1)       (18.9)            3.8          20.1%            (5.2)%      (7.9)%
Nonoperating income (expense):
Interest and other income ..........          2.1          3.5            (1.4)        (40.0)%            0.7%        1.4%
Interest and other expense .........         (3.1)        (4.1)            1.0          24.4%            (1.0)%      (1.7)%
Total nonoperating expense .........         (1.0)        (0.6)           (0.4)        (66.7)%           (0.3)%      (0.3)%
Net loss ...........................        (16.1)       (19.5)            3.4          17.4%            (5.5)%      (8.2)%
Less mandatorily redeemable
   convertible Preferred Stock
   dividends and accretion .........        (17.5)       (15.6)           (1.9)        (12.2)%           (6.1)%      (6.5)%
Less deemed dividend related to
   beneficial conversion feature ...         (0.2)        (0.2)            --               --%            (0.1)%      (0.1)%
Net loss attributable to Common
   Stockholders ....................    $   (33.8)   $   (35.3)   $        1.5           4.2            (11.7)%     (14.8)%
Cash Flow Data:
Net cash provided by operating
   activities ......................    $    12.0    $    18.4    $       (6.4)        (34.8)%             *          *
Net cash used in investing
   activities ......................        (11.0)       (15.6)            4.6          29.5%              *          *
Net cash used in financing
   activities ......................         (5.0)        (5.7)            0.7          12.3%              *          *
Net decrease in cash and cash
   equivalents .....................    $    (4.0)   $    (2.9)   $       (1.1)        (37.9)%             *          *
___________________________


(*) Not meaningful

     Revenues. To be consistent with emerging industry practices, the revenues for all periods presented have been changed to reflect the billing to our customers of the Universal Service Fund ("USF") and other regulatory fees and the related payments into the associated regulatory funds as network operations expense. Operating income and



                                     H-3-36
net income for all periods presented were unaffected. The additional revenues and expenses recorded were $4.2 and $3.1 million for the years ended December 31, 2003 and 2002, respectively. Revenues increased by $50.8 million to $289.2 million for the year ended December 31, 2003, compared to $238.4 million the prior year. The increase in revenues was primarily a result of an increase of $53.3 million in our wholesale services revenue. This increase was primarily a result of increased revenues from our wholesale contract with Sprint, signed in February 2003, contributing an additional $60.0 million in 2003, and was partially offset by a decrease of $6.3 million in MCI's wholesale service revenues compared to the prior year. The below table provides a break-down of our revenues and changes for 2003 compared to 2002:

                         Amount Change Percentage Change
                                         Revenues for the years ending      Favorable        Favorable
         December 31, (Unfavorable) (Unfavorable) Percentage of Revenues
                                             2002            2003                                              2003         2002
                                                 (In Millions)
Type of Revenues:
Bundled residential services........   $ 190.7           $     190.5      $      0.2            0.1%           65.9%        79.9%
Bundled business services ..........           3.7               0.3             3.4        1,133.3%            1.3%         0.1%
1+ long distance services ..........          10.7              16.8            (6.1)         (36.3)%           3.7%         7.1%
Wholesale services .................          84.1              30.8            53.3          173.1%           29.1%        12.9%
Total ..............................   $ 289.2           $     238.4      4    $50.8           21.3%          100.0%       100.0%


     Two significant drivers impact our revenues: lines in service and average (monthly) revenue per unit ("ARPU.") The more significant driver impacting of our changes in revenue is the amount of lines in service. The table below provides a detail break-down of our lines:


                                                      Average lines in service          Ending lines in service
                                                        for the years ending             for the years ending
                            December 31, December 31,
                               2003 2002 2003 2002
Bundled residential services..................          232,827         224,049          204,758          203,453
Bundled business services ....................            8,017               --           21,593                --
1+ long distance services ....................           90,584         134,000           74,419          106,652
Wholesale services ...........................          158,199          35,796          296,824           55,523
Total lines under management .................          489,627         393,845          597,594          365,628


     ARPU provides us with a business measure as to the average monthly revenue generation attributable to each line in service, by business segment. ARPU is calculated by taking total revenues divided by 12 to calculate the average revenue per month and this total is divided by the average lines in service. We use this measure when analyzing our retail services businesses, but not when assessing our wholesale services business for reasons discussed earlier in this section under the Critical Accounting Policies and Estimates within the Revenue Recognition section. The following table provides a detail of our ARPU:


                                                  Average revenue per unit in     Amount Change  Percentage Change
                                                 service for the years ending       Favorable        Favorable
                                                         December 31,             (Unfavorable)    (Unfavorable)
                                                     2003             2002
Bundled Residential Services...............          $68.26           $70.86           $(2.60)          (3.7)%
Bundled Business Services .................          $38.46           N/A                *               *
1+ Long Distance Services .................           $9.84           $10.45           $(0.61)          (5.9)%


___________________________

(*) Not meaningful



                                     H-3-37

     The overall change in our revenues in 2003 compared to the prior year was driven by our focus on growing our wholesale and business services during the last half of 2003. Residential services revenues grew during the first half of 2003 but with our shift in focus mid-year we ended nearly flat compared to the prior year. We expect the trend of focusing on growing our bundled business and wholesale services while the signing of a partnering agreement has the potential to increase our bundled residential services in 2004. We also expect that our ARPU will stay relatively flat to slightly lower into the foreseeable future, primarily due to the competitive climate and due to reductions in access fees. To the extent that we are able to develop more and/or new service offerings, such as our PVA and/or Digital Subscriber Line ("DSL"), we may have some opportunity to mitigate any decrease in general levels of ARPU. We expect residential, business and wholesale lines in service to grow significantly during 2004. We believe that the economics of our business and wholesale services are currently more attractive for active investment than is the traditional residential business. Therefore, we will invest in sales and marketing activities to attract business customers and look to marketing partnership opportunities to be the primary driver in our residential revenues. In March 2004, we entered into a marketing partnership with a large communication company. This new offering is expected to be launched in May 2004.

     We expect to launch our Voice over Internet Protocol ("VoIP") services in the second quarter of 2004, but we do not expect a significant amount of revenue from this new service offering during 2004. We continue to target companies with large existing residential and business customer bases for various forms of partnership opportunities, and we are also exploring additional distribution and delivery opportunities for our services. We are also seeking additional wholesale services relationships.

     Network Operations. Network operations expense increased by $40.6 million to $135.1 million for the year ended December 31, 2003, compared to $94.5 million the prior year. Our network operations expense primarily consists of fixed and variable transmission expenses for the leasing of the UNE-P components from the ILECs, domestic and international charges from service level agreements with IXCs, and the USF and certain other regulatory charges to be consistent with industry practice. The increase in network operation expense was primarily the result of having an overall larger average number of lines under management in service for the year ended 2003 compared to the prior year. The following table provides a detailed break-down and analysis of changes in network operations expense:


                                 Network Operations for the                   Percentage
                                 years ending December 31,  Amount Change      Change
                    Favorable Favorable Percentage of Network
                                N                           (Unfavorable)   (Unfavorable)         Operations
                                    2003          2002
                                       (In Millions)                                          2003          2002
Bundled residential &
   business services.........           $95.1        $80.3        $(14.8)        (18.4)%        70.4%          85.0%
1+ long distance services ...             2.6          3.5           0.9          25.7%          1.9%           3.7%
Wholesale services ..........            37.4         10.7         (26.7)       (249.5)%        27.7%          11.3%
Total .......................          $135.1        $94.5        $(40.6)        (43.0)%       100.0%         100.0%


     Our network operations expense as a percentage of revenues, increased to 46.7% for 2003 compared to 39.6% in the prior year. We recorded a reduction to network operations expense for certain retroactive rate reductions and billing errors in the amounts of $2.5 million and $9.0 million recorded in 2003 and 2002, respectively. Excluding the impact of these retroactive rate reductions, the consolidated network costs, as a percentage of revenues were 47.6 % for 2003 compared to 43.4% in the prior year. The increase in network operations is primarily a result of the impact of the gross accounting used to account for our wholesale service. The following table provides a detail of network operations expense as a percentage of revenues by the respective revenue types. This table excludes an analysis of wholesale services because management does not look at this measure, given that network expenses related to wholesale services are intended to be zero-margin direct cost pass-through in nature.


                                     H-3-38

                                                        Network operations as a % of    Amount Change
                                                        revenues for the years ended      Favorable
                                                                December 31,            (Unfavorable)
                                                            2003            2002
Bundled residential & business services.............        48.9%           42.1%           (6.8)%
1+ long distance services ..........................        24.3%           20.8%           (3.5)%


     We also analyze the average expense per unit ("AEPU") for network operations, similar to the ARPU calculation for revenues. AEPU is calculated by taking total network operations expense divided by 12 to calculate the average network operations expense per month and this total is divided by the average lines in service. The following details AEPU for network operations expense.

                                            Average network operations      Amount Change  Percentage Change
                                          expense per unit for the years      Favorable        Favorable
                                                ended December 31,          (Unfavorable)    (Unfavorable)
                                               2003             2002
Bundled residential & business
  services.............................   $      32.91     $      29.87    $      (3.04 )       (10.2 )%
1+ long distance services .............   $       2.39     $       2.18    $      (0.21 )        (9.6 )%


     Excluding the $2.5 million and $9.0 million retroactive rate reductions for 2003 and 2002, respectively, the bundled residential and business services network operations expense as a percentage of revenue would have been 50.4% for the year ended December 31, 2003 compared to 46.8% in the prior year. Performing this same analysis for the bundled residential & business services would have resulted in AEPU increasing by 2.1% to $33.77 in 2003, compared to $33.21 in the prior year.

     The overall increase in network operations expense was primarily driven by our increase in wholesale lines in service from our contract with Sprint. The increase of approximately 8,000 lines in the average bundled residential and business service lines also contributed to the increased expense. Our 1+ long distance services provided a small off-set to these services. In addition to an increase in the overall average lines in service, we also experienced a small increase in the AEPU which also contributed to our increase in network operations expense. This increase was primarily the net result of three contributing factors: (1) increased usage as a result of our customer choosing our unlimited product which generally results in increased domestic long-distance charges; (2) increased per line costs as our customer base continues to become more geographically diverse resulting in some small changes to the average cost experienced as a result of having more lines in more expensively priced UNE-P states and zones; reduced by (3) our auditing and analysis of network operations and improving the synchronization of our billing systems to help reduce network costs on a per unit basis.

     We expect network operations expense to increase in 2004 as we plan for an increase in the overall lines in service. We also expect continued increases to our AEPU as a result of increased usage, continued geographical dispersion of customers to more expensive UNE-P pricing zones and states, increased proportion of business lines which have a higher network operations expense per unit and possible increased costs due to the risk in the regulatory arena relative to the costs of leasing the UNE-P elements. We will be focusing our efforts on insuring that the pricing and availability of UNE-P is conducive to our desire to compete; however, we recognize the wide-range of possibilities that could occur, including the possibility of an immediate and material adverse effect upon our business.

     Sales and Marketing. Sales and marketing expense increased $6.5 million to $18.8 million for the year ended December 31, 2003, compared to $12.3 million the prior year. The sales and marketing expense primarily consists of telemarketing, direct mail, brand awareness advertising and independent sales representative commissions and salaries and benefits paid to employees engaged in sales and marketing activities.

     The increase in sales and marketing expense is directly attributable to increased payments of one-time and recurring commissions to independent sales contractors, which increased by $8.2 million in 2003 compared to the prior year. This increase was partially off-set by expenses associated with our telemarketing centers that were



                                     H-3-39
closed in 2002 but resulted in $2.3 million of expenses being recorded prior to their closure. The remaining increase was in general advertising activities.

     We continue to treat our sales and marketing expense as a discretionary spending item in the management of our cash flow. We significantly decreased sales and marketing activity levels during 2002 by closing our telemarketing centers and focusing on conserving cash. During the first half of 2003, we increased our sales and marketing efforts to attract residential lines. As a result of intense competition and the economics of a residential customer relative to a business customer, we elected to shift our primary focus of time and monetary resources to the marketing of our newly introduced business services. This was achieved primarily through the addition of an in-house sales team. We have also recruited master independent sale contractors to assist with growing this line of business. This focus has provided us with the ability to leverage our national footprint by offering prospective end users a consolidating billing solution and by providing local and long distance services to multi-location businesses. This is also intended to further diversify our service offerings, revenue streams and cash flow streams beyond only retail residential services and wholesale services. Our business service has provided lower acquisition cost on a per line basis in some cases, depending on the type of account acquired. Fundamentally however, we believe that the limited amount of sales and marketing dollars and resources that we have had and currently have access to are best spent by being focused on acquiring business customers due to lower churn rates, extended customer lives and lower ongoing services costs, including but not limited to reduced rates of bad debt. We will continue to invest in our residential base but in smaller amounts than we have historically, however, our decision to enter certain partnering opportunities may result in increased sales and marketing expense.

     We continue our use of the PVA as a component of our sales strategy. We believe that PVA is a service differentiator for our residential and business service offerings. We continue to expand our traditional retail sales approach of offering our services in retail electronics and recently wireless stores in an effort to provide them with the ability to offer a complete wireless and wireline service for customers. We believe that this approach may allow us to reduce our total acquisition costs by creating opportunities to partner with organizations that can provide us with attractive distribution economics. Additionally, we have introduced new bundles and pricing points in an effort to expand the marketability of our offerings to consumers including variations of PVA on a stand-alone basis. We also expect to launch our VoIP initiative during the second quarter of 2004, and have already hired a sales force to begin supporting the sale of this new service on a pre-sale basis. We will continue to build the overall awareness of our "Z" brand and explore alliances and ventures with other companies. We expect sales and marketing expense to increase significantly during 2004 as a result of a new agreement that we have signed with a large communications provider, which likely will increase commission payments, however, we are still assessing the final accounting for this contract and its accounting impact on our future results. We will continue to manage sales and marketing expense as a discretionary item to assist with managing our overall cash position, including in determining which agreements we decide to pursue.

     General and Administrative. General and administrative expense increased $4.4 million to $127.0 million for the year ended December 31, 2003, compared to $122.6 million the prior year. General and administrative expense primarily consists of employee salaries and benefits, outsourced services, bad debt expense, billing and collection costs, occupancy costs, legal and provisioning costs.

     The increase in general and administrative expense was primarily related to the growth of our wholesale services during 2003 and the increased cost of maintaining and supporting lines and employees. The significant general and administrative expense line items that increased in 2003 compared, to 2002 were as follows:

     o    Payroll and related expenses - $11.8 million

     o Charges from our ILEC gateway provided to establish and change customers' services - $3.1 million

     o    Outsourcing of customer service and collections - $1.9 million

     o    Dispatch charges from the ILECs - $1.7 million



                                     H-3-40

     o    Contract development costs - $1.5 million

     o Insurance for general coverage and employee health costs - $1.2 million

     o Set-up fees from the ILECs to establish service for new customers - $1.1 million

     The decreases in general and administrative expense were a result of improved operating and subscriber management activities which resulted in significant decreases to bad debt expense. We also reduced various general and tax audit accruals during 2003 compared to the accruing of such expenses in 2002. The significant general and administrative expenses that decreased in 2003 compared to 2002 were as follows:

     o    Bad debt expense - $9.9 million

     o    Sales and use tax expense - $8.4 million

     o ILEC performance credits for failure to meet certain service levels - $2.3 million

     The remaining increase of $2.7 million was primarily related to the volume driven incremental costs associated with additional employees and active lines in service. General and administrative expense as a percentage of revenue decreased by 7.5% to 43.9% for the year ended December 31, 2003, compared to 51.4% in the prior year. This decrease was primarily driven by the gross accounting treatment that is applied to the wholesale services segment of our business that results in our recording certain costs, including but not limited to payroll, provisioning, ILEC, billing and collection costs, that are recorded in general and administrative expense even though we are charging these costs through with zero or very little mark-up.

     We have improved our operating costs and overall operations, which has contributed to improved per line cost factors. Additionally, as our business services market continues to increase as a percentage of our overall retail sales, we expect the overall general and administrative cost per total retail line in service to continue to decrease, as the cost to maintain a business service line is typically less than the cost to maintain a residential line. We anticipate general and administrative expenditures will continue to increase in total into the future to support our planned expansion of service offerings and our expected increase in residential, business and wholesale lines during 2004. We will continue to evaluate our operations for efficiencies and our employee staffing requirements as they relate to increased efficiencies or needs to expand or outsource services. We expect to see continued improvements to the reductions of general and administrative expense as a percentage of total reported revenue in 2004 relative to 2003.

     Depreciation and Amortization. Depreciation and amortization expense decreased $0.5 million to $23.4 million for the year ended December 31, 2003, compared to $23.9 million the prior year. We anticipate an increase to our fixed asset purchases in the coming year as we introduce our VoIP service which is more capital intensive than our UNE-P offering. We also expect to purchase additional computer equipment, switching equipment, furniture and leasehold improvements as a result of our expected growth across all lines of service.

     Interest and Other Income. Interest and other income decreased $1.4 million to $2.1 million for the year ended December 31, 2003, compared to $3.5 million the prior year. Interest and other income consists of interest charged to our bundled residential and business customers for not paying their bills on time and income from interest earned from our cash balance. The decrease in 2003 was primarily due to having fewer late charges attributable to our increased subscriber management activities.

     Interest and Other Expense. Interest and other expense decreased $1.0 million to $3.1 million for the year ended December 31, 2003, compared to $4.1 million the prior year. Our interest expense includes late fees for vendor payments, charges related to our RFC Capital Corporation ("RFC") accounts receivable agreement, capital leases and our other debt obligations. The overall decrease in interest and other expense for the year ended December 31, 2003 compared to 2002 was the result of our overall increased liquidity for part of 2003 compared to the prior year period that allowed us to make more timely payments of our operating expenses while simultaneously reducing our reliance on our RFC accounts receivable facility during the middle of 2003. We also have less outstanding term debt obligations, which has contributed to lower interest payments. We anticipate that interest ex-



                                     H-3-41
pense will increase due to the increased utilization of our RFC accounts receivable agreement and our expectation of converting our current agreement to an traditional asset-based loan. We also are seeking and considering additional debt offerings and other financing options in an effort to improve our liquidity to fund our growth initiatives for 2004.

     Income Tax Benefit. No provision for federal or state income taxes has been recorded due to the full valuation allowance recorded against the net deferred tax asset for the years ended December 31, 2003 and 2002.

     Net Loss Attributable to Common Stockholders. Our net loss attributable to common stockholders improved $1.5 million to $33.8 million for the year ended December 31, 2003, compared to $35.3 million the prior year. This decrease was primarily discussed above, however, there was also an increase of $1.9 million for the preferred stock dividends and accretion during 2003 as a result of the additional accrual of dividends on the unpaid dividends.

RESULTS OF OPERATIONS BY SEGMENT

     Our reportable segments reflect strategic business units that offer similar products and service. We have two reportable segments:

     o    Retail Services

     o    Wholesale Services

     Management evaluates the performance of each business unit based on segment results, exclusive of adjustments for unusual items that may arise. Unusual items are transactions or events that are included in our reported consolidated results but are excluded from segment results due to their nonrecurring or non-operational nature. See our Segment footnote to our consolidated financial statements for a reconciliation of segmented results to the consolidated financial information.

     The following discussion highlights our performance in the context of these segments.

RETAIL SERVICES SEGMENT

     Our retail services segment includes our residential and business bundle service lines of business. This segment also includes our 1+ long-distance stand-alone offering. In 2003 we shifted to focusing on growing our business bundled services, passively investing in our residential services and harvesting the 1+ long-distance offering for maximum cash flow. The following table, in millions, summarizes our retail services business segment for 2003 compared to 2002:


                                                                  Retail Services Segment
                                                              Amount Change  Percentage Change
                                    For the years ended         Favorable        Favorable
                                        December 31,          (Unfavorable)    (Unfavorable)      Percentage of Revenues
                                     2003          2002                                             2003          2002
Revenues:
Bundled residential services .    $    190.7    $    191.2    $      0.5          0.3%             93.0%          91.8%
Bundled business services ....           3.7           0.3           3.4      1,133.3%              1.8%           0.1%
1+ long-distance services ....          10.7          16.8          (6.1)       (36.3)%             5.2%           8.1%
Total Revenues ...............         205.1         208.3          (3.2)        (1.5)%           100.0%         100.0%
Operating expenses:
Network operations ...........         100.6          92.7          (7.9)        (8.5)%            49.1%          44.5%
Sales and marketing ..........          18.7          12.3          (6.4)       (52.0)%             9.1%           5.9%
General and administrative ...         104.7         111.9           7.2          6.4%             51.0%          53.7%
Total operating expenses .....         224.0         216.9          (7.1)        (3.3)%           109.2%         104.1%


                                     H-3-42

Segment results ..............    $    (18.9)   $     (8.6)   $    (10.3)      (119.8)%            (9.2)%         (4.1)%


     Revenues. Revenues decreased by $3.2 million to $205.1 million for the year ended December 31, 2003, compared to $208.3 million the prior year. The revenue growth in our residential and business lines was not enough to overcome the $6.1 million decrease in our 1+ long-distance services experienced in 2003, compared to the prior year. Additionally, our ARPU decreased by $2.60 to $68.26 for the year ended December 31, 2003, compared $70.86 in the prior year. There were two significant factors that contributed to this change in ARPU. First, a decrease in the access rates (charges that we bill to other carriers for carrying their traffic to our customers) went into effect in June of 2003. (A further decrease will occur in June of 2004.) Also, during 2003, to address pricing trends and to react to the highly competitive telecommunication market, we actively marketed our unlimited bundle service offering to residential customers. The unlimited service has a lower ARPU than some of our historical pricing plans, because it includes for a fixed price, unlimited domestic and local calling, in addition to all of our enhanced services.

     The trend in our bundled residential service during 2003 provides some insight into the fluctuations in our revenues during the course of the year as well as points to our plans for 2004. Our average bundled residential service lines and ending lines were relatively the same for both the years ended December 31, 2003 and the prior year. During the first half of 2003, we were almost exclusively focused on growing our residential services to the exclusion of any of our other lines of business. However, at mid year management made the decision to redirect sales and marketing investment to the newly formed business services line of business, as well as to the new wholesale services relationship with Sprint, neither of which existed in a meaningful fashion during most of the first half of 2003. Management judged that the retail business services and wholesale services lines of business offered a superior return on investment when compared to the traditional retail residential consumer business. In 2002, we decided to slow our residential line growth and we were solely dependent on our wholesale services business (primarily MCI at the time) for overall line growth. In 2003, we had diversified into business services to provide us with more opportunities to achieve retail line growth.

     In March 2004, we signed a marketing contract with a large communications concern that has a significant embedded base of customers. This agreement provides our marketing partner the opportunity to market our telecommunication services to their users under a fixed and variable commissioning structure. There are no minimums in this contract, but the success of this relationship could provide a significant growth in our retail lines in service. If this contract does not provide a large amount of new customers we will continue to focus our retail efforts primarily on business services. Residential services will continue to generate the majority of our overall revenue and cash flow during 2004, due to the size of the embedded customer base relative to the other lines of business even if it stays relatively flat or decreases in line count over the course of 2004.

     Network Operations. Network operations expense increased by $7.9 million to $100.6 million for the year ended December 31, 2003, compared to $92.7 million the prior year. Our network operations as a percentage of revenue increased by 4.6% to 49.1% for the year ended December 31, 2003, compared to 44.5% the prior year. Excluding a retroactive rate reduction of $2.5 million in 2003 and $9.0 million in 2002, network expense increased by $1.4 million and 1.5% as a percentage of revenue during 2003 relative to 2002. The increase in network operations expense after excluding retroactive rate reductions was a result of increased long distance usage from the growth in our unlimited service offering and the mix of our customer base being spread across more states that had less favorable pricing when compared to the states in which we had customers in the prior year. These increases have been partially offset by reductions to network operations as a result of improved internal operations and processes to minimize our network operations costs.

     Sales and Marketing. Sales and marketing expense increased $6.4 million to $18.7 million for the year ended December 31, 2003, compared to $12.3 million the prior year. We elected to aggressively grow residential lines during the first half of the year, and we also incurred various startup expenses related to the introduction of our



                                     H-3-43
business services line of business during mid 2003. Although we slowed residential line growth during the second half of 2003, the significant investment during the first half of the year, coupled with the launch of the business services caused overall sales and marketing expense to increase during 2003 when compared to 2002. Specifically, the increase in our sales and marketing for the year ended December 31, 2003 compared to the prior year was a result of increased commission payments of $8.2 million in 2003. This increase is primarily a result of the increased use of independent sales contractors during 2003 compared to the prior year. A large portion of our business services lines are a result of an independent sales contractor agreement that requires that we pre-pay the full 12 months of the commission per line sold, however, if a customer they provided discontinues service before being a customer for 12 months we reduce their payment by the pro rata portion of the 12 month payment. In accordance with accounting rules and industry practice the entire payment is expensed when paid. This increase was offset by a decrease of $2.2 million in savings in 2003 compared to 2002, as a result of closing our call centers in North Dakota. The remaining increase in sales and marketing expense was a result of increased advertising, primarily during the first half of 2003.

     Historically, we have used advertising and independent sales contractors to drive the growth of our retail residential lines. We have also been growing an internal sales force to increase sales in our business services and our VoIP offering. We also expect a recently signed agreement with a large company with millions of existing consumer customers to drive growth for our residential service offering. This agreement involves a commission and gross profit sharing arrangement that is success based. We expect that this agreement could significantly increase commission payments. We continue to explore new opportunities of selling our service including our efforts to leverage the use of our PVA product as a distribution medium and by pursuing partnering opportunities. To the extent possible, we will treat sales and marketing as a discretionary item to assist with managing our overall financial results and cash flow. We do expect sales and marketing will increase significantly during 2004 over that reported during 2003.

     General and Administrative. General and administrative expense decreased $7.2 million to $104.7 million for the year ended December 31, 2003, compared to $111.9 million the prior year. As a percentage of revenues general and administrative expense decreased by 2.7% to 51.0% of revenues in 2003 compared to 53.7% the prior year. The overall decrease in general and administrative expense for the year ended December 31, 2003 was primarily a result of the following items:

     o $6.8 million increase in payroll expenses as a result of adding employees to support our increased lines in service and our new business services and less work dedicated to internally designed software development that can be capitalized;

     o $2.3 million increase in contract development for work on new products and various improvements and updates to our retail service offerings;

     o $1.3 million increase in health insurance and other general insurance, as a result of the increased cost for employee health benefits and insurance for being a publicly traded company;

     o    $1.1 million increase in incorrect dispatch charges;

     o $9.9 million decrease to bad debt expense as result of our improved customer acceptance process and subscriber management activities and the sale of previously written-off receivables, which resulted in a reduction to our bad debt expense of $1.0 million;

     o $2.3 million decrease in ILEC credits that we received on ILEC bills for the failure of the ILECs to meet certain regulatory requirements for the service provided to unbundled network element platform customers;

     o $8.4 million decrease in tax expense for certain tax accruals made in the prior year and certain reduction to these accruals during 2003;



                                     H-3-44

     o $1.0 million decrease in billing expense as a result of renegotiating various rates in our billing contracts as a result of increased volumes and improved billing practices;

     o $1.6 million decrease in provisioning expenses as a result of renegotiating the minimums in our contract with an outside vendor; and

The remaining $4.5 million increase was primarily the result of the increases associated with increased payroll expenses and having more average lines in service in 2003 compared to 2002.

     Included in the retail services general and administrative expense are all employee benefits, occupancy, insurance, and other indirect or overhead-related expenses as only direct costs are recorded in our wholesale services segment. We are in the process of reviewing and possibly adopting a methodology for internal reporting purposes that would allocate these indirect and overhead related expenses to the respective segments or possibly separating these expenses from each segment.

     We are planning for overall line and revenue growth during 2004, and therefore expect general and administrative expense to decrease as a percentage of revenues as a result of the leveraging of certain elements of our fixed cost structure, although we do expect an increase in overall administrative expense in raw dollars as we incur more charges for provisioning new customers and incremental administrative costs such as billing, collections, and customer care related expense during 2004.

     Our overall general and administrative expenses are associated with operational and fiscal improvements to our retail customer economics. The most significant improvement was in our bad debt expense, which improved due to our improvements to customer treatments that have been applied consistently and by targeting higher quality customers from a sales and marketing perspective. These improvements allowed us to invest in our business services segment which was primarily responsible for the increased payroll expenses in 2003. We expect to continue focusing on our retail growth and specifically our business services. We expect our residential services to grow rapidly if our recent marketing agreement with a large communications concern is very successful. This agreement has no minimums and is success based, with the partner being responsible for providing customers, therefore, its initial success is dependent on our partner's efforts to offer our services to its end users.

WHOLESALE SERVICES SEGMENT

     Our wholesale services segment includes services that we provide to other companies giving them the ability to offer telephone exchange and enhanced services to their own residential and business customers on a private label basis using us as their primary platform for delivery. Our largest customers for this service during 2003 were MCI and Sprint. Sprint is currently our primary wholesale services customer, as MCI cancelled their agreement in October 2003. The following table, in millions, provides our wholesale services business segment for 2003 compared to 2002:


                                                                Wholesale Services Segment
                                                              Amount Change  Percentage Change
                                      For the years ended       Favorable        Favorable
                                         December 31,         (Unfavorable)    (Unfavorable)      Percentage of Revenues
                                       2003         2002                                            2003          2002
Revenues:
Sprint ........................      $    59.7    $     --     $    59.7          100.0%             71.0%            --%
MCI ...........................           23.9         30.2        (6.3)         (20.9)%            28.4%         98.1%
Other .........................            0.5          0.6        (0.1)         (16.7)%             0.6%          1.9%
Total Revenues ................           84.1         30.8        53.3          173.1%            100.0%        100.0%
Operating expenses:
Network operations ............           37.0         10.8       (26.2)        (242.6)%            44.0%         35.1%
Sales and marketing ...........            0.1          --          (0.1)        (100.0)%             0.1%            --%
General and administrative ....           22.3          8.7       (13.6)        (156.3)%            26.5%         28.2%


                                     H-3-45

Total operating expenses ......           59.4         19.5       (39.9)        (204.6)%            70.6%         63.3%
Segment results ...............      $    24.7    $    11.3   $    13.4          118.6%             29.4%         36.7%


     Revenues. Revenues increased by $53.3 million to $84.1 million for the year ended December 31, 2003, compared to $30.8 million the prior year. Our wholesale service revenues increased to 29.1% of consolidated revenues in 2003, compared to 12.9% in the prior year. We signed our wholesale services agreement with Sprint in February of 2003. Sprint contributed $59.7 million of revenue for the year ended December 31, 2003 and was our primary wholesale customer during 2003, replacing MCI. On August 15, 2003, MCI provided us with notice that they were terminating the contract effective October 15, 2003. As a result of this notice we accelerated the recognition of $4.7 million of deferred revenue due to the new termination date of October 15, 2003. Prior to MCI's decision to terminate the agreement early, this revenue was being recognized ratably over the life of the agreement, in accordance with GAAP, with an original termination date of December 31, 2005. As a result of this treatment, our revenues related to MCI increased; however, there was no increase to our cash flow, as the cash had already been paid in the prior year.

     Our business development group is actively pursuing other potential wholesale partners and is working to develop new wholesale services. We expect that our wholesale lines in service will continue to steadily increase during 2004. This, however, does not automatically translate into increased revenue. We employ the gross accounting method for recognizing revenue within the wholesale service business segment; therefore, we record revenue for certain services that we provide to Sprint at our cost and record the off-setting expense in one of the respective operating cost lines within our income statement. These revenues (and cost pass-through items) result in no contribution to operating profit. Therefore, to the extent that Sprint decides to take over certain services that we currently provide to them, such as becoming the customer of record for the ILEC bills associated with their customer base, which is occurring to an increasing extent, a decrease in reported revenues (and a decrease in the off-setting operating expense) will result. This action will have no direct impact on the overall profitability of the contract. Revenue per line under management will decrease but the operating contribution generated on a per line basis will stay the same. Also, our stated accounts payable will decrease, as we will no longer be incurring this liability.

     In February 2004, we signed a new wholesale services agreement with Working Assets Funding Services, Inc. Although the expected growth from this relationship will be significantly less than that with our existing Sprint agreement, it will provide some additional growth in 2004.

     While we expect wholesale lines in service to grow in a meaningful manner during 2004, we predict wholesale revenue will be relatively flat, however this may change appreciably given the inherent uncertainties associated with the nature of having to apply the gross accounting treatment to the wholesale services business segment. The primary reason for this is that the charges for ILEC services are the largest revenue component of our wholesale services and with Sprint becoming the customer of record for these bills our revenue will decrease while we expect income to continue to increase during 2004.

     Network Operations. Network operations expense increased by $26.2 million to $37.0 million for the year ended December 31, 2003, compared to $10.8 million in the prior year. As stated in the revenue paragraph, Sprint has decided to become the customer of record for billing purposes from the ILECs, therefore, we expect the network operations expense to decrease significantly during 2004 relative to 2003.

     General and Administrative. General and administrative expense increased by $13.6 million to $22.3 million for the year ended December 31, 2003, compared to $8.7 million in the previous year. The significant components of this expense are very similar to the administrative expenses incurred on the retail side of our business; however, we only isolate as wholesale expense those expenses that are directly associated with our wholesale services activity. Therefore, we have not allocated any indirect or corporate (i.e. traditional overhead) expenses, such as certain employee benefits, occupancy expenses, insurance expenses or other similar expenses to the whole-



                                     H-3-46
sale services business segment. These expenses are all currently included in the retail services segment. The increase in general and administrative expense is a result of increased wholesale lines in service as a result of growth attributable to Sprint.

     The increase in general and administrative expense is the result of increased payroll expense, the outsourcing of certain functions to limit our cost exposure and increased non-recurring provisioning expenses to establish service for our wholesale customers. We expect to steadily increase headcount to support our existing wholesale customers and the possible addition of new wholesale customers. We may transfer existing employees from our retail services to wholesale services. As a result of this growth, we expect general and administrative expense to increase in total dollars and as a percentage of our consolidated expenses. We have not recorded any bad debt expense for wholesale services and have not had any material write-offs of receivables. We will continue to monitor our wholesale services and determine the appropriate bad debt methodology based on each individual wholesale contract, but we do not expect any material changes to our current approach.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

     The following consolidated Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with results by segment. Key selected financial and operating data for the years ended December 31, 2002 and 2001 are as follows:


                                                              Amount Change  Percentage Change
                                    For the years ended         Favorable        Favorable
                                        December 31,          (Unfavorable)    (Unfavorable)      Percentage of Revenues
                                     2002          2002                                             2002          2003
                                                                       (In Millions)
Results of Operations:
Revenues .....................    $   238.4     $   280.3     $   (41.9)          (14.9)%           100.0%        100.0%
Operating expenses:
Network operations ...........         94.5         159.6          65.1            40.8%             39.6%         56.9%
Sales and marketing ..........         12.3          31.2          18.9            60.6%              5.2%         11.1%
General and administrative ...        122.6         156.1          33.5            21.5%             51.4%         55.7%
Asset impairment charge ......          1.1          59.2          58.1            98.1%              0.5%         21.1%
Wholesale development costs ..          1.0           --            (1.0)         (100.0)%             0.4%         --%
Restructuring Charge .........          1.9           --            (1.9)         (100.0)%             0.8%         --%
Depreciation and
  amortization ...............         23.9          23.3          (0.6)           (2.6)%            10.0%          8.3%
Total operating expenses .....        257.3         429.4         172.1            40.1%            107.9%        153.1%
Operating loss ...............        (18.9)       (149.1)        130.2            87.3%             (7.9)%       (53.1)%
Nonoperating income (loss):
Interest and other income ....          3.5           6.9          (3.4)          (49.3)%             1.5%          2.4%
Interest and other expense ...         (4.1)         (3.8)         (0.3)           (7.9)%            (1.7)%        (1.4)%
Total nonoperating income
  (loss) .....................         (0.6)          3.1          (3.7)         (119.4)%            (0.2)%         1.0%
Net loss .....................        (19.5)       (146.0         126.5            86.6%             (8.1)%       (52.1)%
Less mandatorily redeemable
  convertible Preferred
  Stock dividends and
  accretion ..................        (15.6)        (15.1)         (0.5)           (3.3)%            (6.6)%        (5.4)%
Less deemed dividend related
  to beneficial conversion
  feature ....................         (0.2)         (9.4)          9.2            97.9%             (0.1)%        (3.3)%


                                     H-3-47

Net loss attributable to
  Common Stockholders ........    $   (35.3)    $  (170.5     $   135.2            79.3%            (14.8)%       (60.8)%
Cash Flow Data:
Net cash provide by (used
  in) operating activities ...    $    18.4     $   (21.8)    $    40.2           184.4%              *             *
Net cash used in investing
  activities .................        (15.6)        (15.6)          --              --%                 *             *
Net cash provided by (used
  in) financing activities ...         (5.7)          9.7         (15.4)         (158.8)%             *             *
Net decrease in cash and
  cash equivalents ...........    $    (2.9)    $   (27.7)    $    24.8            89.5%              *             *


______________________________

(*) Not meaningful

     The following is a summary of special items that management believes are important to be identified and discussed separately in our discussion of comparing our results for 2002 to 2001.

     - Retroactive reduction to network access rates. During 2002, we received a $9.0 million retroactive rate reduction for the unbundled network elements from Verizon as a result of their settlement with the New York Public Service Commission.

     - Restructuring charge. During 2002, we closed two call centers in North Dakota and our New York sales office. We recorded $1.9 million for termination benefits, lease abandonment and lease settlement costs.

     - Asset impairment. We recorded $1.1 and $59.2 million of expenses related to impaired assets in 2002 and 2001, respectively. This expense was the result of management's decision to reduce telemarketing activity levels. In 2001, a majority of the operations and assets of telemarketing centers acquired from Touch 1 during the prior year were either voluntarily closed or sold. In addition to the goodwill impairment of $54.9 million, we recorded a $4.3 million charge associated with the impairment of assets, composed of $3.0 million relating to unrealizable software and development projects, $0.9 million of a worthless telemarketing property and equipment, and $0.4 million of securities deemed to be worthless. As a result of management's decision in the second quarter of 2002 to stabilize its future operating cash flows and operating earnings, we closed the remaining call centers in North Dakota and recorded a $1.1 million asset impairment charge.

     - MCI bankruptcy. During 2002, we recorded $1.3 million for possible bad debt exposure to carrier receivables as a result of MCI's bankruptcy filing. We reversed $0.6 million of previously recorded revenue and recorded an additional $0.7 million of additional bad debt expense.

     - Wholesale development costs. During 2002, we began to provide wholesale telephone service. In connection with development activities, we recorded start-up costs associated with this new line of business of approximately $1.0 million.

     - Write-down of accounts receivable. Included in the 2001 general and administrative expense was a write-off of accounts receivable that resulted in $29.9 million of additional bad debt expense.

     Revenues. Revenues decreased by $41.9 million to $238.4 million for the year ended December 31, 2002, compared to $280.3 million the prior year. The decrease was primarily attributable to the average Z-LineHOME and Z-LineBUSINESS customer count of 224,000 for the year ended December 31, 2002, compared to 297,000 for



                                     H-3-48
the prior year. Additionally, the decrease in Touch 1 (1+) long distance lines in service contributed an additional decrease of $6.1 million to our 2002 revenues. The following table outlines the approximate number of subscriber lines for Z-LineHOME and Touch 1 (1+) long distance services as of the end of each period:

TYPE OF SERVICE                  DECEMBER 31, 2002             DECEMBER 31, 2001

Z-LineHOME and Z-LineBUSINESS....
                                          203,000                       254,000
Touch 1 (1+) Long Distance
  Services ......................         107,000                       160,000

     The reduction in lines in service was a result of our effort to slow growth for the first three quarters of 2002, while eliminating poor paying customers and increasing the quality of our embedded subscriber base with respect to payment experience. These decreases were somewhat off-set by the introduction of our wholesale services line of business which contributed $30.8 million to our revenues for the nine-months that we offered this service during 2002.

     The following table, in millions, provides a summary of our revenues for the years ended 2002 and 2001:

  TYPE OF REVENUES                                 2002                    2001

 Z-LineHOME and Z-LineBUSINESS                    $190.8                  $257.4
 Touch 1 (1+) Long Distance Services              16.8                    22.9
Wholesale Services                                30.8                    -0-
Total                                             $238.4                  $280.3

     Our service offerings, Z-LineHOME and Z-LineBUSINESS, accounted for 80.0% of our total revenues in 2002, compared to 91.8% the prior year.

     Network Operations. Network operations expense decreased by $65.1 million to $94.5 million for the year ended December 31, 2002, compared to $159.6 million during the prior year. Our network operations as a percentage of revenues decreased to 39.6% for the year ended December 31, 2002, compared to 56.9% the prior year. The decrease in network operation expenses was primarily the result of having an overall lower average number of subscriber lines in service for the year ended 2002 compared to the prior year.

     In addition, in early 2002, the New York Public Service Commission (the "Commission") approved a settlement, which reduced the prices that we and other competitive local exchange carriers paid for unbundled network elements and expanded the availability of those elements. Specifically, rates for the elements comprising the unbundled network element platform were reduced by approximately $8 to $9 per month per subscriber, on average. These rate decreases were effective March 1, 2002. In addition, the Commission directed Verizon to provide bill credits to us in the amount of $9.0 million to implement retroactive rate decreases for unbundled local switching. We recorded this credit during 2002 and had received the entire credit from Verizon as of December 31, 2002.

     Sales and Marketing. Sales and marketing expense decreased $18.9 million to $12.3 million for the year ended December 31, 2002, compared to $31.2 million the prior year. Our continued decrease in sales and marketing expense was largely attributable to our primary focus on conserving cash and focusing on improving internal operating performance and increasing the overall quality of our subscriber base. As a component of this effort, we decreased marketing activity levels which contributed to a decrease in active lines of 54,000, or about 20% during 2002. Our primary source of sales in 2002 was from independent sales representatives. It was not until the last quarter of 2002 that we amended our approach to once again pursue line growth. At that time we began a multi-faceted marketing campaign in Atlanta, Georgia that combined radio, billboard, and television advertising to launch our new service offering, PVA. In addition to our marketing campaign we also contracted with several independent sales representatives during the latter half of 2002 that contributed to our fourth quarter net line growth.



                                     H-3-49

     General and Administrative. General and administrative expense decreased $33.5 million to $122.6 million for the year ended December 31, 2002, compared to $156.1 million during prior year. The decrease in general and administrative expense was primarily related to the write-off of accounts receivables in 2001 that resulted in the recognition of $29.9 million of additional bad debt expense. Excluding the $29.9 million of bad debt expense, general and administrative expense decreased only $3.6 million during 2002 and represented 52.4% of revenues in 2002, compared to 45.0% in 2001. This increase as a percentage of revenues was largely the result of our decision in 2002 to continue focusing on improving internal operations, our product offerings and on subscriber economics, rather than investing in line growth for most of the year. Excluding the 2001 write-off, our decreased line count and increased focus on internal operations resulted in lower bad debt expense, decreased billing and collection expenses and less salary and benefit expenses, all of which contributed to our reduced general and administrative expenses in 2002 compared to 2001.

     Asset Impairment Charge. Asset impairment charges decreased $58.1 million to $1.1 million for the year ended December 31, 2002, compared to $59.2 million the prior year. The decrease in asset impairment is the result of the closure of the remaining North Dakota call centers in 2002 after closing substantially all of the centers in 2001.

     As a result of management's decision in the second quarter of 2002 to enhance future cash flow and operating earnings, we decided to close the remaining call centers in North Dakota acquired in our acquisition of Touch 1. In April of 2002, we announced a restructuring plan that included a reduction in force and the closure of the North Dakota call centers resulting in an asset impairment charge totaling $1.1 million for property, plant, and equipment sold in conjunction with the settlement of the leases in these locations, in the second quarter of 2002.

     Wholesale development costs. Wholesale development costs were $1.0 million in 2002. We incurred these costs, related to the initiation of our wholesale services offerings, during the first quarter of 2002.

     Restructuring Charge. We recorded a restructuring charge of $1.9 million in 2002.

     In April of 2002, we approved and implemented a restructuring to enhance our future cash flows and operating earnings. The restructuring included a reduction of force coupled with the closure of our North Dakota call centers and our New York sales office. In accordance with EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity," the restructuring costs were recognized as liabilities at the time management committed us to the plan. Management determined that these costs provided no future economic benefit to us.

     The restructuring charge includes termination benefits and lease abandonment costs. In addition, we agreed to a settlement to exit the two leases for our call centers in North Dakota as of July 1, 2002. All termination benefits and settlements to exit the leases in North Dakota were paid as of December 31, 2002. We have recorded a lease abandonment charge representing the future lease payments for the New York office as a liability and payments exist through August 2005.

     Depreciation and Amortization. Depreciation and amortization expense increased $0.6 million to $23.9 million for the year ended December 31, 2002, compared to $23.3 million the prior year. The slight increase in depreciation and amortization is a function of the amount of capital investment that we record relative to the amount of depreciation that we record against our embedded fixed assets. There has been relatively little change in the amount of capital investment that we have made over the past several years, nor have we significantly altered our depreciation policy over this time.

     Interest and Other Income. Interest and other income decreased $3.4 million to $3.5 million for the year ended December 31, 2002, compared to $6.9 million the prior year. Interest and other income consists of interest charged to our Z-LineHOME customers for not paying their bills on-time and income from interest earned from our cash balance and any gains from the sale of investments or securities. The decrease for 2002 was primarily due to our having an overall average of fewer customers in service in 2002 compared to 2001, and due to our more effective treatment of poor paying customers resulting in fewer delinquencies and more timely payments by customers.



                                     H-3-50

     Interest and Other Expense. Interest and other expense increased $0.3 million to $4.1 million for the year ended December 31, 2002, compared to $3.8 million the prior year. Our interest expense is a result of late fees for vendor payments, charges related to our RFC Capital Corporation ("RFC") accounts receivable agreement, capital leases and other debt obligations. The overall increase in interest expense was a result of $1.0 million of increased late payment fees paid for network costs in 2002 compared to 2001. This increase was offset by reduced interest expense on our debt obligations. The charges for the utilization of our accounts receivable arrangement with RFC during 2002 remained consistent with the prior year expenses, although we decreased our sale of receivables during the second half of 2002

     Income Tax Benefit. No provision for federal or state income taxes has been recorded due to the full valuation allowance recorded against the deferred tax asset for the years ended December 31, 2002 and 2001.

RESULTS OF OPERATIONS BY SEGMENT

     Management evaluates the performance of each business unit based on segment results, exclusive of adjustments for special items. Special items are transactions or events that are included in our reported consolidated results but are excluded from segment results due to their nonrecurring or non-operational nature. See our Segment footnote to our consolidated financial statements for a reconciliation of segmented results to the consolidated financial information. In addition, when changes in our business affect the comparability of current versus historical results, we will adjust historical operating information to reflect the current business structure.

     The following tables, in millions, provide our reportable segments in total dollars and as a percentage of our consolidated results. These tables will facilitate our discussion of our results by segment.


                                    Year Ended December 31, 2002                    Year Ended December 31, 2001
                           etail Services    Wholesale      Consolidated                     Wholesale      Consolidated
                          R                 Services(1)       Results     Retail Services   Services(1)       Results
Revenues................     $    208.3      $     30.8      $    239.1      $    280.3      $      --        $    280.3
Operating expenses:
Network operations......           92.7            10.8           103.5           159.6             --             159.6
Sales and marketing ....           12.3             --              12.3            31.2             --              31.2
General and
  administrative .......          111.9             8.7           120.6           126.2             --             126.2
Total operating expenses          216.9            19.5           236.4           317.0             --             317.0
Segment results ........     $     (8.6)     $     11.3      $      2.7      $    (36.7)     $      --        $    (36.7)





                                     H-3-51


                      Revenues And Operating Expense As A %
                         of Consolidated Segment Results
                              Year Ended Year Ended
                                                                 December 31, 2002               December 31, 2001
                                                               Retail        Wholesale       Wholesale      Consolidated
                    Services Services(1) Services(1) Results
Revenues.................................................       87.1 %          12.9 %         100.0 %         -- %
Operating expenses:                                                                                            -- %
Network operations ......................................       89.6 %          10.4 %         100.0 %         -- %
Sales and marketing .....................................      100.0 %              --%         100.0 %         -- %
General and administrative ..............................       92.8 %           7.2 %         100.0 %         -- %
Depreciation and amortization ...........................       93.7 %           6.3 %         100.0 %         -- %
Total operating expenses ................................       91.9 %           8.1 %         100.0 %         -- %


___________________________

(1) We began our wholesale services business in April of 2002. Therefore, there are only nine months of activity for this business segment.

(2) For a detail of the special items please refer to the Special Items Reconciliation at the beginning of this section.

RETAIL SERVICES SEGMENT

     The following table, in millions, provides our retail services segment for 2002 compared to 2001. This was the first annual discussion of our results by business segment because prior to 2002 we had only one segment, retail services. Therefore, the 2001 retail services segment is the same as our consolidated 2001 results, excluding special items.


                                                                  Retail Services Segment
                                                              Amount Change  Percentage Change
                                   For the Years Ended          Favorable        Favorable
                                      December 31,            (Unfavorable)    (Unfavorable)        Percentage of Revenues
                                   2002           2001                                               2002            2001
Revenues...................     $   208.3       $   280.3      $   (72.0)           (25.7)%           100.0%          100.0%
Operating expenses:
Network operations ........          92.7           159.6           66.9             41.9%             44.5%           56.9%
Sales and marketing .......          12.3            31.2           18.9             60.6%              5.9%           11.1%
General and
  administrative ..........         111.9           126.2           14.3             11.3%             53.7%           45.0%
Total operating expenses ..         216.9           317.0          100.1             31.6%            104.1%          113.1%
Segment results ...........     $    (8.6)      $   (36.7)     $    28.1             76.6%             (4.1)%         (13.1)%


     Revenues. Revenues decreased by $72.0 million to $208.3 million for the year ended December 31, 2002, compared to $280.3 million the prior year. The decrease was primarily attributable to a decline in Z-LineHOME customers in 2002 compared to 2001. The decrease in Touch 1 (1+) long distance lines in service contributed an additional decrease of $6.1 million to our 2002 revenues. These decreases were a result of focusing our efforts primarily on establishing and growing our wholesale services, which were launched during 2002, which partially reduced our focus from our retail services business. Therefore, retail services revenues decreased as a percentage of consolidated revenues to 87.1% for 2002, compared to 100% during the prior year. We changed our focus to once again increasing the line growth within our retail business segment during the final quarter of 2002.

     Network Operations. Network operations expense decreased by $66.9 million to $92.7 million for the year ended December 31, 2002, compared to $159.6 million the prior year. Our gross margin percentage increased to



                                     H-3-52

55.5% for the year ended December 31, 2002, compared to 43.1% the prior year. Excluded from this improved gross margin for 2002 is a $9.0 million retroactive reduction to network access rates in New York; including this item, network operations expense would have decreased by $75.9 million from 2001 and gross margin, as a percentage of retail services revenues would have been 59.8% for 2002. Our network operations expense as a percentage of revenues decreased primarily as a result of decreases in the unbundled network element platform rates that we paid to lease lines from the ILECs in the states in which we were operating and more specifically the rate reduction in New York, our then largest market with 46% of our 2002 Z-LineHOME and Z-LineBUSINESS revenues. Other reductions resulted from improvements we made to internal operations and processes that mitigated our network operations costs.

     Sales and Marketing. Sales and marketing expense decreased $18.9 million to $12.3 million for the year ended December 31, 2002, compared to $31.2 million the prior year. We continued to more actively conserve cash during 2002, which resulted in less than historically reported sales and marketing expenses in 2002.

     General and Administrative. General and administrative expense decreased $14.3 million to $111.9 million for the year ended December 31, 2002, compared to $126.2 million the prior year. As a percentage of revenue, general and administrative expense increased by 8.7% to 53.7% of revenues in 2002 compared to 45.0% the prior year. This increase excluded special items in 2002 of $0.7 million of bad debt expense related to the WorldCom bankruptcy and the 2001 accounts receivable write-down totaling $29.9 million of bad debt expense. Including these special items, general and administrative expense decreased by $43.5 million during 2002 and was 54.1% of revenues compared to 55.7% for the prior year. The increase as a percentage of revenues before special items was the result of our decision in 2002 to focus on improving internal operations, expanding product offerings and improving subscriber economics rather than investing in line growth for most of 2002. During 2002 retail services was 92.8% of consolidated segment general and administrative expense. Included in the retail services general and administrative expense is all employee benefits, occupancy, insurance, and other indirect or overhead-related expenses, as only direct costs are recorded in our wholesale services segment.

WHOLESALE SERVICES SEGMENT

     This was the first annual discussion of our results by segment because prior to April 1, 2002 we had only one business segment, retail services. Therefore, the 2001 wholesale services segment has no results. The following table, in millions, provides our wholesale services segment for 2002 compared to 2001 to facilitate our discussion of results for our wholesale services segment:


                                                                 Wholesale Services Segment
                                                              Amount Change  Percentage Change
                                   For the Years Ended          Favorable        Favorable
                                      December 31,            (Unfavorable)    (Unfavorable)        Percentage of Revenues
                                   2002           2001                                               2002            2001
Revenues...................    $     30.8      $      --       $     30.8            100.0%            100.0%           --%
Operating expenses:
Network operations ........          10.8             --            (10.8)          (100.0)%            35.1%           --%
General and
  administrative ..........           8.7             --             (8.7)          (100.0)%            28.2%           --%
Depreciation and
  amortization ............           1.5             --             (1.5)          (100.0)%             4.9%           --%
Total operating expenses ..          21.0             --            (21.0)          (100.0)%            68.2%           --%
Segment results ...........    $      9.8      $      --       $      9.8            100.0%             31.8%           --%


     Revenues. Revenues were $30.8 million, or 12.9% of consolidated revenue for 2002. These revenues were primarily from our wholesale contract with MCI.

     Network Operations. Network operations expense was $10.8 million, or 10.4% of consolidated network operations expense. This expense will vary depending on each individual wholesale services contract.



                                     H-3-53

     General and Administrative. General and administrative expense was $8.7 million, or 7.2% of consolidated general and administrative expense. The significant components of this expense are similar to our consolidated expenses, however, we only record the direct expenses associated with our wholesale services within the wholesale business segment. Therefore, we have not allocated any indirect or corporate (i.e. overhead related) expenses such as employee benefits, occupancy costs , insurance expenses or other administrative expenses to the wholesale services business segment. These expenses are all included in the retail services segment. We received pre-prepayments from MCI for our wholesale services as a result of their bankruptcy filing on a post petition basis, and did not record any bad debt expense for the wholesale services portion of our overall relationship.

LIQUIDITY AND CAPITAL RESOURCES

     The competitive local telecommunications service business is traditionally considered to be a relatively capital intensive business, owing to the significant investments required in fiber optic communication networks and in the collocation of switching and transmission equipment in incumbent local exchange carriers' central offices. Although we have historically utilized UNE-P to provide our services to our own end users, we are also now working on a VoIP initiative which will likely involve more capital expenditures than the UNE-P based model has typically required. We will continue providing our UNE-P based services, but our focus will increasingly move towards utilizing VoIP as an access method whereby we will provide service to our own end users. In 2004, we plan to launch VoIP in at least two markets: Tampa, Florida and Atlanta, Georgia. We expect to significantly expand this offering over the coming years. We will continue to devote significant amounts of our capital resources to continued operations, software development, new service offerings and the marketing efforts that we have designed to achieve penetration of our target markets.

     We have incurred accumulated losses since our inception as a result of developing our business, performing ongoing research and development, building and maintaining our network infrastructure and technology, the sale and promotion of our services, and ongoing administrative expenditures. As of December 31, 2003, we had an accumulated deficit of $318.9 million, a net tax operating loss carryforward of $280.8 million, and $12.0 million in cash and cash equivalents. We have funded our expenditures primarily through operating revenues, private securities offerings, a sale-leaseback credit facility, an accounts receivable factoring facility and an initial public offering that raised net proceeds of $109.1 million. We intend to continue building our organization in anticipation of future growth and we believe that our operating expenditures will also continue to increase.

     Net cash provided by operating activities decreased by $6.4 million to $12.0 million for the year ended December 31, 2003, compared to $18.4 million in the prior year. The decrease was a result of our net loss after excluding non-cash items, which increased by $8.1 million while overall working capital only improved by $1.7 million.

     Included in our net cash operating activities was the sale of $138.2 and $135.2 million of receivables, for net proceeds of $111.9 and $107.3 million, as of December 31, 2003 and 2002, respectively. A net receivable servicing asset of $13.2 and $8.5 million is included in accounts receivable and $4.2 and $3.4 million of advances on unbilled receivables are included in accounts payable and accrued liabilities as of December 31, 2003 and 2002, respectively. The costs relating to the agreement of $1.0, $1.3 and 1.1 million is included in interest and other expense for years ended December 31, 2003, 2002 and 2001, respectively.

     The RFC agreement allows us to sell up to $25 million of receivables, subject to the selection criteria utilized by RFC for the receivables they agree to purchase. There were no minimum sales requirements under this agreement. RFC purchased our receivables from us at a discount of 23%; prior to March 2002, RFC purchased our receivables at a 32% discount rate. Our collection percentages during 2003 and 2002 were 98.5% and 92.9%, respectively. Under the agreement we were responsible for the continued servicing of the receivables and any amount collected over the discount rate was paid to us by RFC for providing the servicing less certain fees.

     Our net cash used in investing activities improved by $4.6 million to $11.0 million for the year ended December 31, 2003, compared to $15.6 million the prior year. Nearly all the improvement was attributable to the purchasing of less property and equipment during 2003 and the financing of $1.3 million of equipment purchases in 2003. We expect our capital expenditures to increase during 2004, however, we expect to obtain financing for these purchases. As we move toward a VoIP business model from our UNE-P model our capital ex-



                                     H-3-54
penditures are expected to increase in the coming years due to the more capital intense requirements of VoIP. Also, the expected growth in our retail and wholesale business will increase capital expenditures.

     Our net cash used in financing activities improved by $0.7 million to $5.0 million for the year ended December 31, 2003, compared to $5.7 million the prior year. This improvement is primarily a result of receiving the repayment of $0.5 million from an executive who is also a member of the board of directors in fulfillment of a note payable for the issuance of common stock and $0.5 million for the exercise of stock options. These increased financing inflows were reduced by a $0.3 million increase to the payments on long-term debt and capital leases.

     We expect our total debt to increase during 2004 because of a new asset based loan agreement we expect to obtain in the near term. We expect that this agreement will replace the accounts receivable agreement that we have with RFC. This new agreement should be reported as a loan and therefore, will be recorded as a financing transaction, as opposed to the RFC agreement, which is recorded as an operating cash flow (it is a factoring facility as opposed to a traditional asset based loan). As it is currently contemplated the new asset based loan will include more of our accounts receivable in the borrowing base calculation than was historically the case with RFC, therefore, proving us with some additional liquidity. We also have received payments on related party notes receivable and additional exercises of stock options during 2004 which will provided additional improvement to our liquidity position for 2004.

     We currently have agreements with two long-distance carriers to provide transmission and termination services for all of our long distance traffic. These agreements generally provide for the resale of long distance services on a per-minute basis and contain minimum volume commitments. As a result of a settlement of a billing dispute associated with minimum volume commitments required in one of the contracts we have agreed to pay an increased per minute charge for minutes until the achievement of certain minimum minute requirements which we expect to meet in the first half of 2004. Once we meet the new agreed upon minimum minutes we will revert to the terms of our original agreement. All other terms of the original agreement continue in full force. We believe that we will be fully in compliance with all minimum volume commitments during 2004. As of December 31, 2003 had recorded an accrual for $0.2 million, our estimated of the remaining estimated payments.

ANTICIPATED SOURCES AND USES OF CASH

     We diversified our sources and uses of cash during 2003 and will continue to do so during 2004. When we discuss positive cash flow throughout this section we are referring to the cash inflows and incremental cash outflows, exclusive of fixed and overhead operating costs such as administrative payroll expenses, non-operations related payroll expenses, occupancy costs, and other costs that are of a corporate or overhead nature. These corporate overhead expenses were $46.8 million for the year ended December 31, 2003. We believe it is appropriate to have this discussion in order to understand our individual contribution streams, while realizing that these streams must provide enough cash flow to fund our corporate overhead. Our residential service provides most of our cash from operations. We also continue to utilize the 1+ long-distance service as a positive cash generating business, primarily because of our policy of not actively investing in it, other than the ongoing maintenance costs associated with this line of business. Our wholesale services business is also a good source of cash flow. Although not as significant in volume as our residential business, it provides a healthy net cash contribution on a per line basis without causing us to incur traditional upfront sales and marketing costs, out of pocket, as is typically the case with traditional retail activities.

     We expect to spend most of 2004 investing in the growth of our business services, which should provide a positive cash flow in 2004. Finally, we are continuing our access method diversification into VoIP, in an effort to provide services that are not largely dependent on UNE-P. We expect to invest in this business throughout 2004, without any significant positive net cash contribution until 2005. We believe we are well positioned for growth during 2004 because of these diversified business models which provide us with more avenues for growth opportunity and less dependence on any one model for success. We also recognize the importance of managing the timing and ongoing economics of this growth as it relates to our overall cash and financial position.

     Our ongoing capital requirements will depend on several factors, including market acceptance of our services, the amount of resources that we devote to investments in our networks and facilities, the build-out of additional enterprise management centers, the ongoing development of services and brand promotions, the resources that



                                     H-3-55
we devote to the sales and marketing of our services, and many other factors. We will continue to provide our back-office services and the technology that we have developed to other companies seeking the capability of offering residential and small business telecommunications services on a private label basis to residential and business customers. As growth and opportunities arise, we expect to make strategic investments in technology and our network architecture and enter potential strategic alliances or partnerships with other entities. We expect to continue to finance our capital expenditures mostly from internally generated cash flow and from existing facilities. We expect to see an overall increase in fixed assets across nearly all categories during 2004.

     We are currently under audit by the State of New York for our sales and use taxes. In January of 2004, we received a preliminary summary from the State of New York stating that we owe them $2.0 million in sales and use taxes, before any possible interest or penalties, primarily due to their position that 100% of the bundled services we offer are taxable. Although this process is still on going, we currently disagree with their calculation of the sales and use tax due on our bundled products and we believe that certain portions of the bundle are not subject to sales and use taxes. Our goal is to obtain an acceptable settlement with the state, but we believe that our methodology is appropriate, reasonable, and in compliance with the State of New York's sales and use taxes calculation. We have made accruals based on our best estimates of the facts, but are unable to determine the final outcome at this time.

CASH MANAGEMENT

     We had about $46.8 million in corporate expenditures during 2003, of which $19.2 million relates to non-essential headcount and related expenses which would not be necessary if we were to reduce our operations to a purely maintenance approach and discontinued spending on any development of new service offerings or new business opportunities, other technological focused initiatives and investments in legal and regulatory related activities.

     We believe that if the line growth materializes similar to management's expectations over the course of 2004, we will generate overall free cash flow without any reductions to the aforementioned corporate expenditures. We expect to reinvest this free cash flow into the business and to fund our capital expenditures for VoIP, any additional head-count requirement and any related costs for growing our wholesale and retail service business segments. We expect the next six months of 2004 to be challenging from a cash management perspective, however the expected closing of an asset based loan agreement will provide additional liquidity that will help us manage our payables and expected increased capital expenditures resulting from expected growth in all lines of our business. These expenses are primarily front-end loaded and should result in negative cash flows over the short term, but should become positive during the last quarter of 2004. We will continue to finance significant capital expenditures and are working with certain vendors to obtain more generous payment terms that will provide us with more flexibility during this period. We may or may not be successful in these endeavors.

     Looking to the future, the most significant issue we need to address is the mandatorily redeemable preferred Stock which has a current collective liquidation value of $154.0 million, that either will need to be redeemed or converted in some fashion into common stock or some other type of instrument. The redemption of this stock is not definite, as it can be converted at the option of the holder or under certain conditions the conversion may be forced by us. However, this would not likely occur until our common stock price increases significantly. We recognize the importance of exploring various options and alternatives to address a possible redemption that may occur as early as 2006 for a part of the preferred stock. We also realize that these instruments may hinder our ability to obtain additional financing in the future, unless we have a viable plan to convert or redeem these securities in part or in full.

     In September of 2003, we decided to postpone a company-wide salary increase. This increase was scheduled to take place in April of 2004, however, we are still assessing if this increase will be further postponed. We are also exploring the possibility of granting certain employees with restricted stock in lieu of payroll increases.



                                     H-3-56

DEBT INSTRUMENTS

Asset-Based Loan

     We believe we are close to signing a three-year revolving credit agreement, which we expect to be completed in the next 15 days. We expect that this agreement will provide us with an availability to borrow up to $25.0 million. Our overall availability is based on the eligibility of our accounts receivables, subject to certain limitations and advance rates. This agreement will replace our RFC accounts receivable agreement which terminates on July 27, 2004. This new agreement is expected to provide us with additional liquidity as it encompasses certain accounts receivable that were not included in our prior arrangement with RFC, which was based only on our residential accounts receivable. We believe that this new agreement will provide us with the necessary flexibility to grow our business and should include less restrictive covenants during the first three quarters of 2004. We also, as the deal is currently contemplated, have agreed to acceptable terms that we believe will provide us with the ability to access subordinated debt within the confines of the agreement, which we believe provide us with additional flexibility for future debt financing alternatives. Although we expect that we will have this agreement completed in the next 15 days we can not assure that the agreement will be closed and that we will obtain all of the terms and conditions we discussed, in the final agreement.

     We believe that this new agreement will help us to manage our short and long-term cash needs, although we are still exploring other alternatives for obtaining additional funding, including but not limited to subordinated debt and certain equity transactions. We believe that an asset based loan agreement will immediately help to improve our overall working capital position but the expected growth in our business may still result in additional liquidity needs that would have to be obtained through additional financings. Specifically, our recently signed agreement with a large communications concern with a significant embedded customer base may result in our residential service operating at a cash flow negative position until the fourth quarter of 2004. We also may need additional funds for our VoIP initiative which will likely be much more capital intensive than the UNE-P business model has been historically. The availability of cash will somewhat dictate the speed in which we will be able to roll this access method out to new cities, as there is an initial cost of about $0.5 million in capital expenditures to establish service in a major metropolitan areas. After this initial cost there are the additional costs of the customer premise equipment and installation and provisioning costs to get customers onto the service but these costs are success based and will move in tandem with new customers but will require larger up-front payments than we currently experience to get a customer up and running with UNE-P services. However, in the longer-term the network costs for these customers are much lower because of the larger capital expenditures for network bandwidth which reduces future incremental costs.

Term Debt

     We have $4.1 million of remaining principal term debt as of December 31, 2003, of which all but $0.1 million will be paid off by September 2004. This debt was assumed in the purchase of Touch 1 Communications, Inc., our wholly owned subsidiary, in April 2000. All of this debt is paid monthly and is at a fixed interest rate of 6.0%.

ILEC, IXC AND RELATED DISPUTED CHARGES

     Since our existence we have disputed and continue to dispute significant charges from the various ILECs, IXCs, and certain other carriers providing us services. We have a policy of treating all charges, that we believe are without merit, that are still being presented on a bill to us on a regular basis as disputes, regardless of the age of the dispute. We believe that the majority of these charges are without merit, however, we accrue for any the charges we believe represent valid charges against us. Our outstanding disputes at December 31, 2003 totaling $18.2 million. These disputes are summarized in the following table:

                         Outstanding
                         Disputes at
                      December 31, 2003
                        (In millions)
     Alternatively billed services.........................    $    7.8


                                     H-3-57

     MCI fixed facility charges............................         2.8
     Verizon back-billing of installation charges..........         2.4
     Late fees for non-payment of disputed charges.........         2.4
     All others............................................         2.8
     Total.................................................    $   18.2

     Alternatively billed services are primarily charges for certain 1-800, collect and information service calls. These disputes are largely historic in nature. We settled certain of these disputes in Texas with Southwestern Bell Telephone Company. We remit all monies collected associated with these services but do not pay the charges unless we collect from our customers. We believe that our liability related to these charges should be capped at the amount remitted by our end users, however, some of our settlements have included payments in excess of payments from our customers. Therefore, we have accrued $1.7 million for alternatively billed services as of December 31, 2003.

     The MCI fixed facility charge dispute is over 3 years old. Although we have received communications from MCI that these charges are not valid, they have never removed these charges from their billings to us.

     We received a billing for $2.3 million from Verizon relating to the back-billing of dispatch charges believed to relate to the period from August 2000 to February 2002 and from March 2003 to September 2003. We do not know if this is the entire amount they will bill related to these back-billed charges. Our policy is to dispute items that are billed without the necessary underlying detail records and therefore, we have disputed these charges. We expect that if any of these charges are valid, a portion of these charges may be subject to being billed to our wholesale services customers for services that we provided under our contracts with them. We have not received sufficient detail related to these charges from Verizon and therefore, are unable to determine their validity.

     The late fees are accumulating from all of our disputes as we do not pay for disputed items and therefore incur and accumulate late fee for these disputed billings.

     The remaining $2.8 million of disputes relates to various disputes primarily with ILECs for incorrect rates, duplicate billing, charges for customers for whom we are no longer providing service and other billing errors.

     We believe that we are adequately reserved for our disputes and manage our cash position to insure that we have the necessary availability of cash to make payments which may arise out of the loss of disputes that we believe are at risk. Therefore, we believe our maximum cash exposure for these charges is $18.2 million. However, we do not believe that these charges are valid and intend to continue our dispute and non-payment of these charges.

CONTRACTUAL OBLIGATIONS

     The following table, in thousands, discloses aggregate information about our contractual obligations and the periods in which payments are due:

                                LESS THAN AFTER 5
CONTRACTUAL OBLIGATONS                         TOTAL           1 YEAR          1-3 YEARS       4-5 YEARS       YEARS
Long-term debt                             $     4,050    $       3,992      $       58      $        --       $     --
Operating leases                                 10,271           2,939           4,907           2,452             --
Capital leases                                    1,660           2,939           4,907           2,425             --
Mandatorily redeemable preferred stock           17,421          14,919             141           1,154         1,207
   redemption
Total contractual cash obligation          $   192,181    $      23,095      $   28,835        $139,044       $ 1,207


We have no other significant off-balance sheet items.



                                     H-3-58

RELATED PARTY TRANSACTIONS

     In January 2001, we accelerated the vesting of 50,000 stock options granted to an executive as part of his severance agreement. This acceleration resulted in the employee being fully vested in stock options with a strike price of $3.64 when the stock was trading at $4.50. We recorded approximately $0.1 million in general and administrative expense as a result of this transaction.

     In January 2002, we accelerated the vesting of 96,471 stock options granted to an executive as part of his severance agreement. This acceleration resulted in the employee being fully vested in stock options with a strike price of $1.30 per share when the stock was trading at $1.80 per share. The employee forfeited 76,471 of his vested options in return for the exercise of 20,000 shares of stock. We recorded approximately $0.1 million in general and administrative expense as a result of this transaction.

     In February 2003 we received a payment to $0.5 million from an executive officer who is also on our Board of Directors in fulfillment of an outstanding note receivable to us.

     In August 2003, we accelerated the vesting of 122,223 stock options granted to an executive as part of his severance agreement. This acceleration resulted in the employee being fully vested in stock options with a strike price of $1.30 per share when the stock was trading at $2.02 per share. As a result of this transaction we recorded approximately $0.1 million in general and administrative expense.

     At December 31, 2003, we have approximately $1.7 million of notes receivable from employees and former employees for various reasons. We have recorded approximately $1.1 million of these loans as contra equity, as the loans were for the purchase of stock. The remaining $0.6 million loans were more of a personal nature and we have made an accrual for $0.5 million as some of these loans are to former employees and the likelihood of collection and lack of collateral make it likely that these amounts will not be collectable. These notes are primarily due by December 2004 with approximately $0.8 million due by that date. Only two notes are due beyond this date, one is a note in the amount of approximately $0.8 million, due in June 2005, and the other is approximately $0.1 million and is a demand note that currently has no specific due date.

     We paid interest on our related party term debt in the amount of $0.3, $0.4 and $0.6 million for the years ended December 31, 2003, 2002 and 2001, respectively.

NEW ACCOUNTING PRONOUNCEMENTS

     In November 2002, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board ("FASB") reached a consensus on EITF No. 00-21, "Accounting for Revenue Arrangements with Multiple Element Deliverables." EITF No. 00-21 addresses how to account for arrangements that may involve the delivery or performance of multiple products, services and/or rights to use assets. Revenue arrangements with multiple deliverables should be divided into separate units of accounting if the deliverables in the arrangement meet certain criteria. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair values. The Issue also supersedes certain guidance set forth in Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements." The final consensus is applicable to agreements entered into in quarters beginning after June 15, 2003, with early adoption permitted. Additionally, companies are permitted to apply the consensus guidance to all existing arrangements as a cumulative effect of a change in accounting principle. We adopted this new pronouncement effective July 1, 2003, on a prospective basis. This adoption did not have a material impact on our consolidated financial statements.

     In May 2003, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for quarters beginning July 1, 2003. We reviewed this new pronouncement and have concluded that none of our mandatorily redeemable convertible preferred stock presented in the mezzanine section of our balance sheet is within the scope of SFAS No. 150. This conclusion is based on the facts that there is



                                     H-3-59
not an unconditional obligation requiring the redemption of the securities because they are convertible into common at the option of the holder and the conversion option is substantial. We recognize that the FASB is in the process of possibly promulgating additional rules in the future related to securities similar to the ones that we have in the mezzanine section, but are unable to determine what any future rule's impact might have on our consolidated financial statements.

     In December 2003, the Securities and Exchange Commission released Staff Accounting Bulletin No. 104 ("SAB 104"), Revenue Recognition. SAB 104 clarifies existing guidance regarding revenues for contracts which contain multiple deliverables to make it consistent with EITF No. 00-21. The adoption of the provisions of EITF 00-21 and SAB 104 had no effect on our results of operations.

     In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46 "). FIN 46 requires an investor with a majority of the variable interests in a variable interest entity to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A variable interest entity is an entity that has (1) equity investment at risk that is insufficient to finance the entity's activities without receiving additional subordinated financial support from the other parties, (2) a group of equity owners that are unable to make substantive decisions about the entity's activities, or (3) equity that does not absorb the entity's losses or receive the benefits of the entity. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. We do not have any variable interest entities and experienced no impact from the adoption of FIN 46.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     The report contains forward-looking statements relating to events anticipated to happen in the future. These forward-looking statements are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. Forward-looking statements also may be included in other written and oral statements made or released by us. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. The words "believe," "anticipate," "intend," "expect," "estimate," "project" and similar expressions are intended to identify forward-looking statements. Forward-looking statements describe our expectations today of what we believe is most likely to occur or may be reasonably achievable in the future, but they do not predict or assure any future occurrence and may turn out to be wrong. Forward-looking statements are subject to both known and unknown risks and uncertainties and can be affected by inaccurate assumptions we might make. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially. We do not undertake any obligation to publicly update any forward-looking statements to reflect new information or future events or occurrences. These statements reflect our current views with respect to future events and are subject to risks and uncertainties about us, including, among other things:

o    our reliance on ILEC local networks;

o    the outcome of legal and regulatory proceedings;

o    our ability to market our services successfully to new subscribers;

o    our ability to retain a high percentage of our customers;

o the possibility of unforeseen capital expenditures and other upfront investments required to deploy new technologies or to effect new business initiatives;

o our ability to access markets and finance network developments and operations;

o our expansion, including consumer acceptance of new price plans and bundled offerings;

o    additions or departures of key personnel;

o competition, including the introduction of new products or services by our competitors;



                                     H-3-60

o existing and future laws or regulations affecting our business and our ability to comply with these laws or regulations;

o our reliance on the Regional Bell operating company's systems and provisioning processes;

o    technological innovations;

o general economic and business conditions, both nationally and in the regions in which we operate; and

o other factors described in this document, including those described in more detail below.

     We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this document.

RISKS RELATED TO OUR FINANCIAL CONDITION AND OUR BUSINESS

     Availability and Favorable Pricing of Unbundled Network Components. Our business strategy depends on a continued availability of ILEC unbundled network components and on states maintaining and adopting favorable pricing rules for ILEC unbundled network components. Approximately 95% of our revenues are derived from the use of ILEC networks. The FCC has issued rules regarding access to key components of the ILEC networks, including transport and switching. A recent court ruling, however, has created considerable legal uncertainty regarding this access. In United States Telecom Ass'n v. FCC , Nos. 00-1012, 00-1015, 03-1310 et al. (D.C. Cir. March 2, 2004) (" USTA II "), the D.C. Circuit Court ordered that the FCC's unbundled transport and switching rules be vacated after sixty days or upon denial of a petition for rehearing, whichever occurs later. Although a majority of the FCC has indicated that it will support an appeal, this ruling and the uncertainty it has created could have material, adverse effects upon us and our operations. Certain potential adverse effects from this ruling and the uncertainty is has created are set forth below. This list is not exhaustive as a listing of all the potential adverse effects would impossible. See also the section of this report entitled "Government Regulation."

o ILECs, after some period of time, could deny us access to their networks in violation of interconnection agreements and essentially destroy our ability to provide our services.

o ILECs could refuse new service orders, including repair and change orders. We would not be able to add new customers. Our business would diminish because of normal customer churn, that is, the normal loss of existing customers over time.

o Our customer churn could increase as our customers return to ILEC services in response to the uncertainty.

o ILECs could significantly raise the prices they charge for access to their networks. We would be forced to raise our rates to non-competitive levels.

o Vendors, including long distance companies, could alter the terms under which they do business with us, such as credit terms, thereby increasing our costs and diminishing our cash flow and liquidity.

o We may be unable to obtain new financing at acceptable rates. We have already encountered difficulty in attempting to obtain financing from one particular lender.

o We may lose prospective customers that otherwise would have become our customers. We believe we have already lost at least one large prospective customer (over 5,000 lines) because of the uncertainty.



                                     H-3-61

o Our wholesale customers may decline to expend marketing resources to increase their customer bases.

o We could lose major marketing partners and potential marketing partners as they decline to expend resources in marketing our services.

o We could lose key personnel, as they see security in offers from other prospective employers.

o The cost of litigation and of participation in administrative proceedings relating to interconnection agreements and new regulations could be excessively burdensome.

     The availability of favorable pricing rules for unbundled network components is another key element of our business strategy. The public utilities commissions of certain states have adopted pricing rules for unbundled network components. In general, ILECs are required to provide us with access to their networks at forward-looking, long-run incremental cost-based prices. However, we cannot be certain that unbundled network components will continue to be available at favorable prices in those states or that other states will ever adopt favorable pricing, particularly in light of the recent D.C. Circuit Court ruling referred to above.

     Emerging Industry Sector. We are in a new, emerging sector of the telecommunications industry. Our experience, as well as the experience of others, in this sector is limited. As a result we could encounter numerous unforeseen difficulties and challenges.

     Uncertainties Relating to Wholesale Initiative. Our wholesale initiative is still developing. We believe we are the first competitive local exchange carrier to offer wholesale local exchange services. We undoubtedly will encounter unforeseen delays, capital expenditures and upfront costs, regulatory and legal issues (which may include legal challenges to our wholesale strategy by incumbent local exchange carriers), technical difficulties and other challenges. There can be no assurance that we will overcome these challenges successfully or without expenditure of substantial resources. Moreover, since we must pay the incumbent local exchange carrier fees relating to local telephone usage by both our retail and wholesale customers, we will be highly dependent upon our wholesale customers. Their failure to pay fees to us may make it difficult or impossible for us to pay fees to the incumbent local exchange carriers upon which we rely.

     Rapid Expansion. We are attempting to grow our business rapidly in terms of the number of services we offer, the number of customers we serve and the regions we serve. We are expending substantial sums in anticipation of increased sales resulting from a new marketing partner relationship. There can be no assurance this marketing initiative will be launched as expected or that it will be successful, particularly in light of the legal and regulatory uncertainties described elsewhere in this report. Furthermore, there is no assurance that we will successfully manage our efforts to:

o    expand, train, manage and retain our employee base;

o expand and improve our customer service and support systems and improve the performance of billing systems;

o introduce and market new products and services and new pricing plans in addition to Z-LineHOME and our other service offerings;

o    enhance and upgrade the features of our software;

o    capitalize on new opportunities in the competitive marketplace; or

o    control our expenses.

     The strains posed by these demands are magnified by the emerging nature of our operations. If we cannot manage our growth effectively, our results of operations could be adversely affected.



                                     H-3-62

     Difficulties in Expanding Network Infrastructure. We must continue to develop, expand and adapt our network infrastructure as the number of our users and the amount of information they wish to access and transfer increases and as our customers' demands change. We cannot be sure that we will be able to develop, expand or adapt the network infrastructure to meet additional demand or our customers' changing requirements on a timely basis, at a commercially reasonable cost, or at all. If we fail to expand our network infrastructure on a timely basis or adapt it to either changing customer requirements or evolving industry standards, these failures could cause our business to perform poorly.

     Ability to Resell Long Distance Services. We offer long distance telephone services as part of our service packages. We currently have agreements with various long distance carriers to provide transmission and termination services for all of our long distance traffic. Recently, several long distance carriers have encountered financial difficulties, including both carriers utilized by us. Financial difficulties encountered by any of our carriers could cause disruption of service to our customers and could diminish the value of any receivables or credits that may be due to us from such carriers. Our agreements with long distance carriers generally provide for the resale of long distance services on a per-minute basis and contain minimum volume commitments. In cases in which we have agreed to minimum volume commitments and fail to meet them, we will be obligated to pay underutilization charges. In some instances, if we incur underutilization charges, our basic rate will increase, which could further adversely affect our operating results. We recently settled a dispute by agreeing to a higher rate.

     Risk of Software Failures and Errors. The software that we use and the software that we have developed internally and are continuing to develop may contain undetected errors. Although we have extensively tested our software, errors may be discovered in the software during the course of its use. Any errors may result in partial or total failure of our network, loss or diminution in service delivery performance, additional and unexpected expenses to fund further product development or to add programming personnel to complete or correct development, and loss of revenue because of the inability of customers to use our products or services, which could adversely affect our business condition.

     Protection of Proprietary Technology. We currently rely on a combination of copyright, trademark and trade secret laws and contractual confidentiality provisions to protect the proprietary information that we have developed. Our ability to protect our proprietary technology is limited, and we cannot assure you that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology. Also, we cannot be certain that the intellectual property that incumbent local exchange carriers or others claim to hold and that may be necessary for us to provide our services will be available on commercially reasonable terms. If we were found to be infringing upon the intellectual property rights of others, we might be required to enter into royalty or licensing agreements, which may be costly or not available on commercially reasonable terms. If successful, a claim of infringement against us and our inability to license the infringed or similar technology on terms acceptable to us could adversely affect our business.

     Dependence on Information Systems. Our billing, customer service and management information systems are newly developed and we may face unexpected system difficulties, which would adversely affect our service levels and, consequently, our business. Sophisticated information and processing systems are vital to our ability to monitor costs, render monthly invoices for services, process customer orders and achieve operating efficiencies. We rely on internal systems and third party vendors, some of which have a limited operating history, to provide our information and processing systems. If our systems fail to perform in a timely and effective manner and at acceptable costs, or if we fail to adequately identify all of our information and processing needs or if our related processing or information systems fail, these failures could have a material adverse effect on our business.

     In addition, our right to use third party systems is dependent upon license agreements. Some of these agreements are cancelable by the vendor, and the cancellation or nonrenewal of these agreements could seriously impair our ability to process orders or bill our customers. As we continue to provide local telephone service, the need for sophisticated billing and information systems will also increase significantly and we will have significant additional requirements for data interface with incumbent local exchange carriers and others. We cannot be certain that we will be able to meet these additional requirements.

     Network Failure. The successful operation of our network will depend on a continuous supply of electricity at multiple points. Although the system that carries signals has been designed to operate under extreme weather



                                     H-3-63
conditions (including heavy rain, wind and snow), like all other telecommunications systems, our network could be adversely affected by such conditions. Our network, however, is equipped with a back-up power supply and our existing network operations center is equipped with both a battery backup and an on-site emergency generator. If a power failure causes an interruption in our service, the interruption could negatively impact our operations.

     Our network also may be subject to physical damage, sabotage, tampering or other breaches of security (by computer virus, break-ins or otherwise) that could impair its functionality. In addition, our network is subject to unknown capacity limitations that may cause interruptions in service or reduced capacity for our customers. Any interruptions in service resulting from physical damage or capacity limitations could cause our systems to fail.

     Dependence on Local Exchange Carriers. We rely on incumbent local exchange carriers to supply key unbundled components of their network infrastructure to us on a timely and accurate basis, and in the quantities and quality demanded by us. We may from time to time experience delays or other problems in receiving unbundled services or facilities which we request, and there can be no assurance that we will able to obtain such unbundled elements on the scale and within the time frames required by us. Any failure to obtain these components, services or additional capacity on a timely and accurate basis could adversely affect us.

     Anticipated Capital Needs. If we expand more rapidly than currently anticipated or if our working capital needs exceed our current expectations, we may need to raise additional capital from debt or equity sources. If we cannot obtain financing on acceptable terms or at all, we may be required to modify, delay or abandon our current business plan, which is likely to materially and adversely affect our business and, as a result, the value of our common stock. We have an accounts receivable facility with RFC Corporation that provides for the sale of up to $25 million of our receivables to RFC. This facility expires in July 2004. We are currently in negotiations to replace this facility.

     Dependence on Third Party Vendors. We currently purchase the majority of our telecommunications equipment as needed from third party vendors, including Lucent Technologies, Inc., Sonus Networks, Inc., Dialogic Communications Corporation, Hewlett-Packard Company, Compaq Computer Corporation, Sun Microsystems, Inc. and EMC Corporation. In addition, we currently license our software from third party vendors, including Oracle Corporation, INPRISE Corporation, Mercator Software, Inc., Microsoft Corporation, Nuance Communications, Inc., SpeechWorks International, Inc., Telution, Inc., AMS, Inc., Netscape Communications, Inc. and Accenture. We typically do not enter into any long-term agreements with our telecommunications equipment or software suppliers. Any reduction or interruption in supply from our equipment suppliers or failure to obtain suitable software licensing terms could have a disruptive effect on our business and could adversely affect our results of operations.

     Dependence on Management and Key Personnel. We depend on a limited number of key personnel who would be difficult to replace. If we lose the services of some of our key personnel, our business could suffer. We currently maintain a $5,000,000 key man life insurance policy on the life of Mr. D. Gregory Smith, our president, chief executive officer and chairman of the board. We also depend on a limited number of key management, sales, marketing and product development personnel to manage and operate our business. In particular, we believe that our success depends to a significant degree upon our ability to attract and retain highly skilled personnel, including our engineering and technical staff. If we are unable to attract and retain our key employees, the value of our common stock could suffer.

     Government Regulation and Legal Uncertainties. We are subject to varying degrees of federal, state, and local regulation. We must also comply with various state and federal obligations that are subject to change, such as the duty to contribute to universal service subsidies, the impact of which we cannot assess on a going-forward basis as the rates change periodically. Our failure to comply with regulatory requirements may result in fines or other penalties being imposed on us, including loss of certification to provide services.

     Decisions of the FCC and state regulatory commissions providing incumbent local exchange carriers with increased flexibility in how they price their services and with other regulatory relief, could have a material adverse effect on our business and that of other competitive local exchange carriers. Future regulatory provisions may be less favorable to competitive local exchange carriers and more favorable to their competitors. If incumbent local exchange carriers are allowed by regulators to engage in substantial volume and term discount pricing practices for their end-user customers, or charge competitive local exchange carriers higher fees for interconnection to the in-



                                     H-3-64
cumbent local exchange carriers' networks, our business, operating results and financial condition could be materially, adversely affected. Incumbent local exchange carriers may also seek to delay competitors through legal or regulatory challenges, or by recalcitrant responses to requirements that they open their markets through interconnection and unbundling of network elements. Our legal and administrative expenses may be increased because of our having to actively participate in rate cases filed by incumbent local exchange carriers, in which they seek to increase the rates they can charge for the unbundled network element platform components. Our profitability may be adversely affected if those carriers prevail in those cases. Pending court cases, in which certain provisions of the Telecommunications Act of 1996 will be conclusively interpreted, may result in an increase in our cost of obtaining unbundled network elements.

     We are also subject to federal and state laws and regulations prohibiting "slamming," which occurs when specific procedures are not followed when a customer changes telecommunications services. Although we attempt to diligently comply with all such laws and regulations and have procedures in place to prevent "slamming," if violations of such laws and regulations occur, we could become subject to significant fines and penalties, legal fees and costs, and our business reputation could be harmed.

     Competition. The telecommunications and information services markets are intensely competitive and rapidly evolving. We expect competition to increase in the future. Many of our potential competitors have longer operating histories, greater name recognition, larger customer bases and substantially greater financial, personnel, marketing, engineering, technical and other resources than us. We believe the principal competitive factors affecting our business operations will be price, the desirability of our service offering, quality and reliability of our services, innovation and customer service. Our ability to compete effectively will depend upon our ability to maintain high quality, market-driven services at prices generally equal to or below those charged by our competitors. Competitor actions and responses to our actions could, therefore, materially and adversely affect our business, financial condition and results of operations.

     We face competition from a variety of participants in the telecommunications market. The largest competitor for local service in each market in which we compete is the incumbent local exchange carrier serving that market. Incumbent local exchange carriers have established networks, long-standing relationships with their customers, strong political and regulatory influence, and the benefit of state and federal regulations that favor incumbent local exchange carriers. In the local exchange market, the incumbent local exchange carriers continue to hold near-monopoly positions. The long distance telecommunications market in which we compete has numerous entities competing for the same customers and a high average churn rate as customers frequently change long distance providers in response to the offering of lower rates or promotional incentives.

     Prices in the long distance market have declined significantly in recent years and are expected to continue to decline. We will face competition from large interexchange carriers. Other competitors are likely to include incumbent local exchange carriers providing out-of-region (and, with the removal of regulatory barriers, in-region) long distance services, other incumbent local exchange carriers, other competitive local exchange carriers, cable television companies, electric utilities, wireless telephone system operators, microwave and satellite carriers and private networks owned by large end users.

     The Telecommunications Act of 1996 facilitates such entry by requiring incumbent local exchange carriers to allow competing providers to acquire local services at wholesale prices for resale and to purchase unbundled network elements at cost-based prices. A continuing trend toward combinations and strategic alliances in the telecommunications industry, including potential consolidation among incumbent local exchange carriers or competitive local exchange carriers, or transactions between telephone companies and cable companies outside of the telephone company's service area, or between interexchange carriers and competitive local exchange carriers, could give rise to significant new competitors.

     The enhanced and information services markets are also highly competitive and we expect that competition will continue to intensify. Our competitors in these markets will include information service providers, telecommunications companies, on-line service providers and Internet service providers.

     Unauthorized Transactions; Theft of Services. We may be the victim of fraud or theft of service. From time to time, callers have obtained our services without rendering payment by unlawfully using our access numbers



                                     H-3-65
and personal identification numbers. We attempt to manage these theft and fraud risks through our internal controls and our monitoring and blocking systems. If these efforts are not successful, the theft of our services may cause our revenue to decline significantly. To date, we have not encountered material fraud or theft of our service.




                                     H-3-66

                     [FRONT OF PROXY CARD FOR COMMON STOCK,
             SERIES D PREFERRED STOCK AND SERIES E PREFERRED STOCK]

                                      PROXY


                            Z-TEL TECHNOLOGIES, INC.

           PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR THE SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON NOVEMBER 19, 2004

         The undersigned, a stockholder of Z-Tel Technologies, Inc. ("Z-Tel"), hereby appoints Messrs. John K. Aurell, W. Andrew Krusen, Jr. and Richard F. LaRoche, Jr., jointly and severally, as attorney and proxy of the undersigned, each with full powers of substitution, for and on behalf of the undersigned, to represent the undersigned at the Special Meeting of Stockholders of Z-Tel to be held at Z-Tel's offices located at 601 South Harbour Island Boulevard, Tampa, Florida at 1:00pm Eastern time, on Friday, November 19, 2004, and any adjournments or postponements thereof (the "Special Meeting"), and to vote at the Special Meeting all the shares of capital stock of Z-Tel that the undersigned is entitled to vote at the Special Meeting, with the same effect as if the undersigned were personally present at the Special Meeting, all as described in the company's Proxy Statement dated October 28, 2004 relating to the Special Meeting, and the undersigned hereby authorizes and instructs the above named proxies to vote as specified on the reverse side:

     The shares represented by this Proxy will be voted in the manner directed herein only if this Proxy is properly executed and timely returned. If the undersigned does not specify a choice, the shares will be voted FOR the proposals listed on the reverse side, and in the discretion of the proxies for other matters which may properly come before the Special Meeting.

        [REVERSE OF PROXY CARD FOR COMMON STOCK, SERIES D PREFERRED STOCK
                          AND SERIES E PREFERRED STOCK]

A. The board of directors solicits your voting in connection with the following proposals:

I.   / / FOR       / / AGAINST          / / ABSTAIN

         Approval of the Exchange Offer,

II.      Proposed Series D Amendments

         IIA.      / / FOR    / / AGAINST   / / ABSTAIN

                  Approval to eliminate dividend restrictions on parity and junior stock, subject to approval and consummation of the Exchange Offer.

         IIB.      / / FOR    / / AGAINST   / / ABSTAIN

                  Approval to eliminate deemed liquidation events triggering liquidation rights, subject to approval and consummation of the Exchange Offer.

         IIC.      / / FOR    / / AGAINST   / / ABSTAIN

                  Approval to eliminate anti-dilution adjustments based on the price of new issuances of common stock, subject to approval and consummation of the Exchange Offer.

         IID.      / / FOR    / / AGAINST   / / ABSTAIN

                  Approval to eliminate voting rights other than those required by law, subject to approval and consummation of the Exchange Offer.

III. / / FOR       / / AGAINST          / / ABSTAIN

         Approval of an amendment to the certificate of incorporation to eliminate the Series D Preferred Stock certificate of designation, subject to approval and consummation of the Exchange Offer, and subject to all of the Series D Preferred Stock being exchanged in the Exchange Offer.

IV.  / / FOR       / / AGAINST          / / ABSTAIN

         Approval of an amendment to the certificate of incorporation to eliminate the Series E Preferred Stock certificate of designation, subject to approval and consummation of the Exchange Offer.

V.       Proposed Series G Amendments

         A.        / / FOR    / / AGAINST   / / ABSTAIN

         Approval to eliminate dividend restrictions on parity and junior stock, subject to approval and consummation of the Exchange Offer.

         B.        / / FOR    / / AGAINST   / / ABSTAIN

         Approval to eliminate dividend restrictions if dividends on Series G preferred stock dividends are not paid, subject to approval and consummation of the Exchange Offer.

         C.        / / FOR    / / AGAINST   / / ABSTAIN

         Approval to eliminate redemption rights following a change of control, subject to approval and consummation of the Exchange Offer.

         D.        / / FOR    / / AGAINST   / / ABSTAIN

         Approval to eliminate liquidation rights following a change of control, subject to approval and consummation of the Exchange Offer.

         E.        / / FOR    / / AGAINST   / / ABSTAIN

         Approval to eliminate anti-dilution adjustments based on the price of new issuances of common stock, subject to approval and consummation of the Exchange Offer.

VI.  / / FOR       / / AGAINST          / / ABSTAIN

         Approval of an amendment to the certificate of incorporation to eliminate the Series G Preferred Stock certificate of designation, subject to approval and consummation of the Exchange Offer, and subject to all of the Series G Preferred Stock being exchanged in the Exchange Offer.

VII. / / FOR       / / AGAINST          / / ABSTAIN

         Approval of an amendment of Z-Tel's certificate of incorporation to effect a reverse stock split of the Common Stock in the ratio of an integral number between and including three and eight to one, as determined at the direction of the board of directors and subject to approval and consummation of the Exchange Offer.

VIII. / / FOR       / / AGAINST          / / ABSTAIN

         Approval of the 2004 Stock Incentive Plan and reservation of 8% of the Common Stock for issuance thereunder, subject to approval and consummation of the Exchange Offer.

IX.  / / FOR       / / AGAINST          / / ABSTAIN

         Approval of an amendment to Z-Tel's certificate of incorporation changing its name to "Trinsic, Inc."

B. OTHER MATTERS: Unless a line is stricken through this sentence, the proxies herein named may in their discretion vote the shares represented by this Proxy upon such other matters as may properly come before the Special Meeting.

         The undersigned acknowledges receipt of the Z-Tel's Notice of Special Meeting and Proxy Statement dated October 28, 2004 relating to the Special Meeting. The undersigned does hereby revoke any proxy previously given with respect to the shares represented by this Proxy.


                                                              ,2004

Signature
Signature if held jointly
NOTE: Your signature should appear as your name appears hereon. As to shares held in joint names, each joint owner should sign. If the signer is a corporation, please sign full corporate name by a duly authorized officer. If a partnership, please sign in partnership name by an authorized person. If signing as attorney, executor, administrator, trustee, guardian, or in other representative capacity, please give full title as such.

            Please mark, sign and date this proxy card and promptly return it using the enclosed envelope.

               [FRONT OF PROXY CARD FOR SERIES G PREFERRED STOCK]

                                      PROXY


                            Z-TEL TECHNOLOGIES, INC.

           PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR THE SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON NOVEMBER 19, 2004

     The undersigned, a stockholder of Z-Tel Technologies, Inc. ("Z-Tel"), hereby Messrs. John K. Aurell, W. Andrew Krusen, Jr. and Richard F. LaRoche, Jr., jointly and severally, as attorney and proxy of the undersigned, each with full powers of substitution, for and on behalf of the undersigned, to represent the undersigned at the Special Meeting of Stockholders of Z-Tel to be held at Z-Tel's offices located at 601 South Harbour Island Boulevard, Tampa, Florida at 1:00pm local time, on Friday, November 19, 2004, and any adjournments or postponements thereof (the "Special Meeting"), and to vote at the Special Meeting all the shares of capital stock of Z-Tel that the undersigned is entitled to vote at the Special Meeting, with the same effect as if the undersigned were personally present at the Special Meeting, all as described in the company's Proxy Statement dated October 28, 2004 relating to the Special Meeting, and the undersigned hereby authorizes and instructs the above named proxies to vote as specified on the reverse side:

     The shares represented by this Proxy will be voted in the manner directed herein only if this Proxy is properly executed and timely returned. If the undersigned does not specify a choice, the shares will be voted FOR the proposals listed on the reverse side, and in the discretion of the proxies for other matters which may properly come before the Special Meeting.

              [REVERSE OF PROXY CARD FOR SERIES G PREFERRED STOCK]

A. The board of directors solicits your voting in connection with the following proposals:

V. Proposed Series G Amendments

         VA.       / / FOR    / / AGAINST   / / ABSTAIN

         Approval to eliminate dividend restrictions on parity and junior stock, subject to approval and consummation of the Exchange Offer.

         VB.       / / FOR    / / AGAINST   / / ABSTAIN

         Approval to eliminate dividend restrictions if dividends on Series G preferred stock dividends are not paid, subject to approval and consummation of the Exchange Offer.

         VC.       / / FOR    / / AGAINST   / / ABSTAIN

         Approval to eliminate redemption rights following a change of control, subject to approval and consummation of the Exchange Offer.

         VD.       / / FOR    / / AGAINST   / / ABSTAIN

         Approval to eliminate liquidation rights following a change of control, subject to approval and consummation of the Exchange Offer.

         VE.       / / FOR    / / AGAINST   / / ABSTAIN

         Approval to eliminate anti-dilution adjustments based on the price of new issuances of common stock, subject to approval and consummation of the Exchange Offer.

B. OTHER MATTERS: Unless a line is stricken through this sentence, the proxies herein named may in their discretion vote the shares represented by this Proxy upon such other matters as may properly come before the Special Meeting.

         The undersigned acknowledges receipt of the Z-Tel's Notice of Special Meeting and Proxy Statement dated October 28, 2004 relating to the Special Meeting. The undersigned does hereby revoke any proxy previously given with respect to the shares represented by this Proxy.

I.   / / FOR       / / AGAINST          / / ABSTAIN

         Approval of an amendment to the certificate of incorporation to eliminate the Series G Preferred Stock certificate of designation, subject to approval and consummation of the Exchange Offer, and subject to all of the Series G Preferred Stock being exchanged in the Exchange Offer.


                                                       ,2004

Signature
Signature if held jointly
NOTE: Your signature should appear as your name appears hereon. As to shares held in joint names, each joint owner should sign. If the signer is a corporation, please sign full corporate name by a duly authorized officer. If a partnership, please sign in partnership name by an authorized person. If signing as attorney, executor, administrator, trustee, guardian, or in other representative capacity, please give full title as such.

            Please mark, sign and date this proxy card and promptly return it using the enclosed envelope.